02029295

PE
5-1-02

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

378 Pages

TABLE OF CONTENTS

ITEM 1

FINANCIAL STATEMENTS (SPANISH-LANGUAGE VERSION) FOR THE QUARTER ENDED MARCH 31, 2002

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**

GRUMA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**20,248,192**	**100**	**21,595,111**	**100**
2	**ACTIVO CIRCULANTE**	**5,262,351**	**26**	**5,588,124**	**26**
3	EFECTIVO E INVERSIONES TEMPORALES	533,032	3	253,285	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,003,458	10	2,042,247	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	591,643	3	930,921	4
6	INVENTARIOS	1,986,845	10	2,098,043	10
7	OTROS ACTIVOS	147,373	1	263,628	1
8	**LARGO PLAZO**	**1,474,332**	**7**	**1,516,934**	**7**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	256,860	1	326,826	2
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,197,292	6	1,172,632	5
11	OTRAS INVERSIONES	20,180	0	17,476	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**11,683,127**	**58**	**12,311,886**	**57**
13	INMUEBLES	4,682,116	23	5,028,709	23
14	MAQUINARIA Y EQUIPO INDUSTRIAL	12,160,393	60	13,652,709	63
15	OTROS EQUIPOS	498,177	2	524,800	2
16	DEPRECIACION ACUMULADA	5,843,821	29	7,131,323	33
17	CONSTRUCCIONES EN PROCESO	186,262	1	236,991	1
18	**ACTIVO DIFERIDO (NETO)**	**1,809,459**	**9**	**2,160,258**	**10**
19	**OTROS ACTIVOS**	**18,923**	**0**	**17,909**	**0**
20	**PASIVO TOTAL**	**8,840,848**	**100**	**10,549,522**	**100**
21	**PASIVO CIRCULANTE**	**3,060,894**	**35**	**2,293,677**	**22**
22	PROVEEDORES	620,166	7	857,554	8
23	CREDITOS BANCARIOS	1,221,968	14	176,417	2
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	23,463	0	4,303	0
26	OTROS PASIVOS CIRCULANTES	1,195,297	14	1,255,403	12
27	**PASIVO A LARGO PLAZO**	**5,271,404**	**60**	**7,528,226**	**71**
28	CREDITOS BANCARIOS	5,237,463	59	7,316,073	69
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	33,941	0	212,153	2
31	**CREDITOS DIFERIDOS**	**508,550**	**6**	**727,619**	**7**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**11,407,344**	**100**	**11,045,589**	**100**
34	**PARTICIPACION MINORITARIA**	**2,380,830**	**21**	**1,890,139**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,026,514**	**79**	**9,155,450**	**83**
36	**CAPITAL CONTRIBUIDO**	**12,912,428**	**113**	**12,904,289**	**117**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,237,672	37	4,266,883	39
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	5,650,335	50	5,654,760	51
39	PRIMA EN VENTA DE ACCIONES	3,024,421	27	2,982,646	27
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(3,885,914)**	**(34)**	**(3,748,839)**	**(34)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	6,076,431	53	5,689,763	52
43	RESERVA PARA RECOMPRA DE ACCIONES	1,144,720	10	1,149,764	10
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(11,210,926)	(98)	(10,618,237)	(96)
45	RESULTADO NETO DEL EJERCICIO	103,861	1	29,871	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**533,032**	**100**	**253,285**	**100**
46	EFECTIVO	266,838	50	135,172	53
47	INVERSIONES TEMPORALES	266,194	50	118,113	47
18	**CARGOS DIFERIDOS**	**1,809,459**	**100**	**2,160,258**	**100**
48	GASTOS AMORTIZABLES (NETO)	878,292	49	1,212,690	56
49	CREDITO MERCANTIL	877,293	48	947,568	44
50	IMPUESTOS DIFERIDOS	53,874	3	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**3,060,894**	**100**	**2,293,677**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	2,560,848	84	1,780,077	78
53	PASIVOS EN MONEDA NACIONAL	500,046	16	513,600	22
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,195,297**	**100**	**1,255,403**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	13,506	1
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,195,297	100	1,241,897	99
27	**PASIVO A LARGO PLAZO**	**5,271,404**	**100**	**7,528,226**	**100**
59	PASIVO EN MONEDA EXTRANJERA	5,271,404	100	7,520,354	100
60	PASIVO EN MONEDA NACIONAL	0	0	7,872	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**33,941**	**100**	**212,153**	**100**
63	OTROS CREDITOS CON COSTO	0	0	163,129	77
64	OTROS CREDITOS SIN COSTO	33,941	100	49,024	23
31	**CREDITOS DIFERIDOS**	**508,550**	**100**	**727,619**	**100**
65	CREDITO MERCANTIL	43,803	9	299,004	41
66	IMPUESTOS DIFERIDOS	463,953	91	428,615	59
67	OTROS	794	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(11,210,926)**	**100**	**(10,618,237)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(11,210,926)	(100)	(10,618,237)	(100)

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	2,201,457	3,294,447
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	0	0
75	NUMERO DE EMPLEADOS (*)	5,643	6,247
76	NUMERO DE OBREROS (*)	8,603	9,668
77	NUMERO DE ACCIONES EN CIRCULACION (*)	448,656,986	433,541,086
78	NUMERO DE ACCIONES RECOMPRADAS (*)	3,892,966	19,008,866

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**

GRUMA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,200,127**	**100**	**4,340,289**	**100**
2	COSTO DE VENTAS	2,668,082	64	2,844,110	66
3	**RESULTADO BRUTO**	**1,532,045**	**36**	**1,496,179**	**34**
4	GASTOS DE OPERACION	1,272,508	30	1,385,506	32
5	**RESULTADO DE OPERACION**	**259,537**	**6**	**110,673**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	61,314	1	59,770	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**198,223**	**5**	**50,903**	**1**
8	OTRAS OPERACIONES FINANCIERAS	(34,328)	(1)	(19,718)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**232,551**	**6**	**70,621**	**2**
10	PROVISION PARA IMPUESTOS Y P.T.U.	85,580	2	36,865	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**146,971**	**3**	**33,756**	**1**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	5,816	0	27,604	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**152,787**	**4**	**61,360**	**1**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**152,787**	**4**	**61,360**	**1**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**152,787**	**4**	**61,360**	**1**
19	PARTICIPACION MINORITARIA	48,926	1	31,489	1
20	**RESULTADO NETO MAYORITARIO**	**103,861**	**2**	**29,871**	**1**

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,200,127**	**100**	**4,340,289**	**100**
21	NACIONALES	1,540,639	37	1,538,668	35
22	EXTRANJERAS	2,659,488	63	2,801,621	65
23	CONVERSION EN DOLARES (***)	294,843	7	294,907	7
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**61,314**	**100**	**59,770**	**100**
24	INTERESES PAGADOS	134,362	219	181,994	304
25	PERDIDA EN CAMBIOS	908,233	1,481	292,040	489
26	INTERESES GANADOS	17,245	28	24,754	41
27	GANANCIA EN CAMBIOS	929,033	1,515	320,783	537
28	RESULTADO POR POSICION MONETARIA	(35,003)	(57)	(68,727)	(115)
8	**OTRAS OPERACIONES FINANCIERAS**	**(34,328)**	**100**	**(19,718)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(34,328)	(100)	(19,718)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**85,580**	**100**	**36,865**	**100**
32	I.S.R.	45,787	54	25,527	69
33	I.S.R. DIFERIDO	38,881	45	10,202	28
34	P.T.U.	866	1	1,077	3
35	P.T.U. DIFERIDA	46	0	59	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	4,200,128	4,340,290
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	17,680,022	18,018,350
39	RESULTADO DE OPERACION (**)	1,068,107	705,987
40	RESULTADO NETO MAYORITARIO (**)	386,747	135,004
41	RESULTADO NETO (**)	584,231	299,476

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**152,787**	**61,360**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	213,826	174,898
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**366,613**	**236,258**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(85,782)	(304,198)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**280,831**	**(67,940)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(25,189)	361,309
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	63,871	(61,310)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**38,682**	**299,999**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(172,585)**	**(95,581)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	146,928	136,478
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	386,104	116,807
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	533,032	253,285

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**213,826**	**174,898**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	178,484	192,207
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	2,231	34
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	33,111	(17,343)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(85,782)**	**(304,198)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(42,447)	(150,713)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	220,548	261,190
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(14,316)	(105,728)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(144,448)	(276,726)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(105,119)	(32,221)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(25,189)**	**361,309**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	39,151	(510,755)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	195,194	1,287,138
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(259,534)	(415,074)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**63,871**	**(61,310)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	(11,686)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	63,871	(49,624)
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(172,585)**	**(95,581)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	186	304
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(154,723)	(60,243)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(18,048)	(35,642)

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	3.64	%	1.41	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	4.28	%	1.47	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	2.89	%	1.39	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	22.91	%	112.01	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.87	veces	0.83	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.51	veces	1.46	veces
8	ROTACION DE INVENTARIOS (**)	5.57	veces	5.51	veces
9	DIAS DE VENTAS POR COBRAR	37	días	37	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.04	%	10.54	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	43.66	%	48.85	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.78	veces	0.96	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	88.59	%	88.16	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	45.12	%	61.15	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	1.93	veces	0.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.00	veces	1.71	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.72	veces	2.44	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.07	veces	1.52	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.60	veces	0.53	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	17.41	%	11.04	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	8.73	%	5.44	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(2.04)	%	(7.01)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.09	veces	(0.37)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(65.12)	%	120.44	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	165.12	%	(20.44)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	89.65	%	63.03	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .86	$ .31
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00	$ .00
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 20.12	$ 21.12
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.50 veces	.32 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	11.60 veces	21.84 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

Contactos:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Página de Internet:http://www.gruma.com

Monterrey, N.L., México, 24 de abril del 2002

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

DISCUSION Y ANALISIS DE LA ADMINISTRACION SOBRE LA SITUACION FINANCIERA Y LOS RESULTADOS DE OPERACION DEL PRIMER TRIMESTRE DEL 2002

(MILLONES DE PESOS CONSTANTES AL 31 DE MARZO DEL 2002)

RESUMEN Y DATOS FINANCIEROS RELEVANTES CONSOLIDADOS

Durante 1T02, los resultados financieros de GRUMA mostraron mejoras significativas en términos de utilidad de operación y utilidad neta mayoritaria, a pesar de una ligera baja en las ventas netas.

Los mejores resultados financieros permitieron que GRUMA alcanzara un incremento del 135% en su utilidad de operación, 44% en UAFIRDA y 248% en su utilidad neta mayoritaria. Dichas mejoras provinieron principalmente de mayores volúmenes y ventas en Gruma Corporation, así como por la reducción de las pérdidas de PRODISA debido a la descontinuación de las operaciones de pan a mediados de noviembre del 2001.

Datos Financieros Relevantes
(millones de pesos)

	1T02	1T01	VAR (%)
VOLUMEN	823	841	(2)
VENTAS NETAS	4,200	4,340	(3)
UTILIDAD DE OPERACIÓN	260	111	135
MARGEN DE OPERACIÓN	6.2%	2.5%	370 bp
UAFIRDA[1]	471	327	44
UAFIRDA/ VENTAS	11.2%	7.5%	370 bp
UTILIDAD NETA MAYORITARIA	104	30	248
DEUDA TOTAL	6,459	7,669	(16)
ROE (Retorno Sobre Capital)	5.2%	2.6%	260 bp

Deuda
(millones de dólares)

Mar.'02	Dec.'01	VAR (%)	Mar.'01	VAR (%)
716	717	-	788	(9)

[1]UAFIRDA = Utilidad de Operación + Depreciación y Amortización que Afecta a la Utilidad de Operación.

1T02 vs. 1T01

Ventas Netas

El volumen de ventas consolidado se redujo 2% principalmente como resultado de la baja en el volumen de ventas de GIMSA, lo cual fue parcialmente contrarrestado por mayores volúmenes en Gruma Corporation. Las ventas netas cayeron 3% primordialmente por la descontinuación de las operaciones de pan, el impacto originado por la devaluación del bolivar en Venezuela y los menores volúmenes de venta de GIMSA. Las ventas de las operaciones en el extranjero representaron 63% de las ventas netas consolidadas.

Utilidad de Operación

La utilidad de operación consolidada de GRUMA mejoró 135%. Gruma Corporation fue el principal causante de dicha mejora al incrementar su utilidad de operación 185%. En menor medida, PRODISA también contribuyó a la mejora consolidada debido al cese de operaciones del pan.

Costo (Producto) Integral de Financiamiento, Neto

Partidas	1T02	1T01	Cambio	Comentarios
Gastos Financieros	134	182	(48)	Menor nivel de deuda, menor costo de deuda (200 puntos base de 7.5% a 5.5%) y el efecto de la apreciación del peso
Productos Financieros	(17)	(25)	8	Menores tasas de interés en México
Pérdida (Ganancia) Cambiaria	(21)	(29)	8	Efecto de apreciación del peso
Pérdida (Ganancia) por Posición Monetaria	(35)	(69)	34	Menor tasas de inflación en todos los países donde GRUMA tiene operaciones y menor posición monetaria neta pasiva, parcialmente proveniente del impacto de la apreciación del peso en cuentas denominadas en dólares
Total	**61**	**60**	**2**	

Otros Gastos, Neto

Otros gastos, neto, fueron un ingreso de Ps 34 millones, Ps 15 millones mayor que los Ps 20 millones reportados en el mismo periodo del año anterior debido principalmente a una mayor y extraordinaria amortización del costo sobre el valor en libros de algunos activos de Gruma Corporation durante 1T01.

Impuestos y Participación de los Trabajadores en las Utilidades

La provisión de impuestos y la participación de los trabajadores en las utilidades de Ps 86 millones fue Ps 49 millones mayor que en 1T01 debido especialmente a un mejor desempeño financiero de Gruma Corporation y a que en 1T01 no se hicieron provisiones para impuestos diferidos.

Compañías Asociadas

La participación de GRUMA en la utilidad neta de compañías asociadas no consolidadas representó Ps 6 millones, Ps 22 millones menos que en 1T01.

Utilidad Neta Mayoritaria

La utilidad neta de GRUMA fue de Ps 153 millones. La compañía reportó una utilidad neta mayoritaria de Ps 104 millones, Ps 74 millones más que en 1T01, derivado principalmente del mejor desempeño de Gruma Corporation y PRODISA.

1T02 vs. 1T01

GRUMA CORPORATION

El crecimiento en **volumen** de 3% se debió a mayores volúmenes de harina de maíz y de tortilla.

- El volumen de harina de maíz aumentó 5% debido a
  - La continua conversión de los productores de tortilla a harina de maíz, como resultado de los mayores esfuerzos del área de ventas de Gruma Corporation en enfatizar los beneficios de la utilización de harina de maíz sobre el método tradicional, y
  - Mayor cobertura de ventas al menudeo a través de una mejoras en la red de distribución con mayoristas y distribuidores
- El volumen de tortilla aumentó 2% como consecuencia de una mayor venta al segmento institucional debido a
  - La decisión de la compañía durante 4T01 de volver a producir y comercializar de productos de maíz amarillo,
  - Mayores exportaciones a mercados extranjeros, y
  - Mayor negocio como consecuencia de adquisiciones realizadas por un cliente grande del cual Gruma Corporation es un proveedor preferente.

El crecimiento en **ventas netas** de 7% comparado con un crecimiento del 3% en volumen, refleja:

- La implementación de incrementos de precios a mediados de abril del 2001 en algunos productos seleccionados del negocio de tortilla,
- El cambio en la mezcla hacia productos de mayor precio (tortilla de trigo), y
- El incremento general en precios de harina de maíz al menudeo a partir de julio 2001.

El **costo de ventas** como un porcentaje de las ventas netas mejoró a 53.5% de 57.1% como resultado de:

- El aumento en precios en el negocio de tortilla y en las operaciones de harina de maíz al menudeo,
- El cambio en la mezcla de ventas hacia productos de mayor margen (tortilla de trigo),
- Menores costos de energéticos, y
- Mayor absorción de costos fijos debido al incremento en el volumen de ventas.

Los **gastos de operación** aumentaron 2% principalmente como resultado de un mayor gasto promocional en el negocio de harina de maíz. Sin embargo, como porcentaje de ventas netas, los gastos cayeron a 37.8% de 39.6% como resultado de las mayores ventas netas las cuales se vieron incrementadas por la fortaleza de marca de Gruma Corporation.

La **utilidad de operación** aumentó 185% alcanzando Ps 166 millones. El margen de operación mejoró dramáticamente a 8.7% de 3.3%.

GIMSA

El **volumen de ventas** disminuyó 5% por el efecto combinado de:

- Una caída de 14% en el volumen de ventas al detalle en paquete de 1 kilogramo (lo cual representa 14% del volumen total), ya que este segmento continuó viéndose afectado por menores ventas a DICONSA.
- Una disminución de 3% en ventas a granel (que representa 86% del volumen total) como consecuencia de un incremento promedio en precios de 3% implementado durante 1T02.

Los **ventas netas** cayeron 5%, reflejando la caída en volumen, el cual fue parcialmente compensado por precios de harina de maíz ligeramente mayores.

Para información adicional, vea "Discusión y Análisis de la Administración sobre la Situación Financiera y los Resultados de Operación del 1T02" de GIMSA, el cual está disponible en el *website* de GRUMA, www.gruma.com, y a través del *website* de GIMSA, www.gimsa.com.

OPERACIONES DE VENEZUELA[2]

El **volumen** total cayó 2% derivado principalmente de un menor consumo per cápita debido a un menor poder adquisitivo del consumidor ya que GRUMA, así como la mayoría de los participantes en la economía venezolana, implementaron fuertes aumentos de precios en términos de bolívares durante la segunda quincena de febrero del 2002 con el fin de compensar el impacto negativo de la devaluación y mantener los márgenes.

Las **ventas netas** cayeron 10% en términos de pesos, a una tasa mayor que el 2% de la caída en el volumen, como resultado directo del efecto de la devaluación del bolivar ya que las cifras de las operaciones en Venezuela son convertidas de bolívares a dólares, y luego de dólares a pesos.

El **costo de ventas** como un porcentaje de las ventas netas aumentó a 72.0% de 71.5% debido principalmente a las menores ventas netas ya mencionadas anteriormente. Esto fue parcialmente compensado por eficiencias en el abasto de inventarios de granos. El costo de ventas bajó 9% como resultado del efecto de la devaluación del bolívar.

Los **gastos de operación** disminuyeron 8% como consecuencia del efecto de la devaluación del bolívar. Los gastos de operación como porcentaje de ventas netas aumentaron a 20.6% de 20.3% debido a la caída del volumen de ventas.

La **utilidad de operación** disminuyó 19% a Ps 40 millones. El margen de operación cayó a 7.4% de 8.3%.

MOLINERA DE MEXICO

A pesar de la eliminación de las ventas a PRODISA derivadas del cierre de operaciones del pan, el **volumen** de ventas aumentó 1% como resultado de mayores ventas a granel debido principalmente a:

- Iniciativas para incrementar las ventas a las tortillerías de los autoservicios, y
- Mejoras en el desempeño de la fuerza de ventas derivadas de la segmentación de clientes por canales y mayor cobertura geográfica.

Las **ventas netas** disminuyeron 7% en comparación con el 1% de crecimiento en volumen, debido a

- Una reducción de 8% en el precio de la harina de trigo de Molinera de México, ya que la compañía se benefició de una reducción del 10% en el costo del trigo debido a menores precios de trigo y eficiencias en la adquisición del trigo, y
- Un ligero cambio en la mezcla hacia productos a granel.

El **costo de ventas** como porcentaje de ventas netas se mantuvo sin cambios en 79.1%. A pesar del menor costo del trigo, mejoras en la administración y abastecimiento de inventarios de trigo y mayor absorción de costos fijos, el costo de ventas como porcentaje de ventas netas fue similar al 1T01 debido a los menores precios de harina de trigo mencionados anteriormente.

Los **gastos de operación** de Molinera de México continúa con su tendencia a la baja durante el 2001 y 1T02. Los gastòs disminuyeron 4% contra 1T01 debido a los esfuerzos por incrementar las eficiencias en la administración y distribución. Sin embargo, los gastos de operación como porcentaje de ventas netas aumentaron a 20.2% de 19.5% debido a los menores precios de harina de trigo ya mencionados anteriormente.

La **utilidad de operación** disminuyó 54% a Ps 3 millones. El margen de operación cayó a 0.7% de 1.4%

GRUMA CENTRO AMERICA

El **volumen de ventas** durante 1T02 fue 9% menor respecto al año anterior. Gran parte de la caída de derivó de:

- La descontinuación de las operaciones de pan, y

[2] Se refiere a MONACA y DEMASECA, las subsidiarias operativas de GRUMA en Venezuela.

- En menor medida, de la baja en el volumen de harina de maíz debido a que hubo ventas extraordinarias durante el 1T01 relacionado con el terremoto en El Salvador, ya que el gobierno de ese país hizo donaciones de la presentación empacada de harina, las cuales fueron compradas a la compañía.

Las **ventas netas** disminuyeron 10% como consecuencia de

- La descontinuación de las operaciones de pan mencionada anteriormente,
- En menor medida, menores volúmenes de harina de maíz, y
- Un cambio en la mezcla de productos hacia presentación a granel, la cual tiene menores precios que la presentación en paquete

El **costo de ventas** como porcentaje de ventas netas aumento ligeramente a 65.2% de 64.7% debido especialmente a

- La descontinuación de las operaciones de pan, las cuales previamente contribuían al margen bruto, y
- Menor volumen de harina de maíz, el cual es el negocio más rentable de Gruma Centro América.

Los **gastos de operación** disminuyeron 15% debido principalmente a la descontinuación de las operaciones de pan en Noviembre del 2001.

La **pérdida operativa** disminuyó a Ps0.2 millones de PS 4 millones como resultado de la ya mencionada disminución de gastos de operación como resultado de la descontinuación de las operaciones de pan.

PRODISA

El **volumen de venta** se redujo 52% debido principalmente por el cese de las operaciones de pan a mediados de noviembre del 2001. Adicionalmente, el segmento de tortilla empacada también disminuyó como resultado de una mayor distribución de tortilla caliente, tanto de maíz como de trigo, por productores locales.

Las **ventas netas** bajaron 60%, como reflejo de los menores volúmenes.

El **costo de ventas** como porcentaje de ventas netas aumentó a 71.5% de 68.3% debido a la descontinuación de las operaciones de pan ya que estas operaciones reportaban un margen bruto mayor que el negocio de tortillas.

PRODISA reportó una reducción del 62% en sus **gastos de operación** como consecuencia del cese de las operaciones de pan.

La **pérdida operativa** se redujo a Ps 24 millones de Ps 61 millones como resultado de la ya mencionada reducción en gastos de operación relacionada con la descontinuación de las operaciones de pan.

OTRAS Y ELIMINACIONES[3]

La pérdida operativa fue 61% menor debido al proceso de reestructura de las oficinas corporativas y a los esfuerzos realizados para reducir gastos administrativos.

SITUACION FINANCIERA

Marzo 2002 vs. Diciembre 2001

Datos Sobresalientes de Balance

Al 31 de marzo del 2002, los **activos totales** fueron Ps. 20,248 millones, Ps 367 millones, ó 2% menores al trimestre anterior, reflejando principalmente lo siguiente:

- Menores inventarios de grano en GIMSA y Venezuela debido al consumo de granos al alejarnos de la temporada de cosecha. Tradicionalmente, el cuarto trimestre es la época en la que estas subsidiarias crean la mayor parte de sus inventarios de grano; y
- Menor saldo en la cuentas de Propiedad, Planta y Equipo (PPE) como resultado del efecto de apreciación del peso en PPE de Gruma Corporation.

[3] Otras y Eliminaciones incluye servicios corporativos, operaciones de tecnología y eliminaciones contables.

Los **pasivos totales** fueron Ps 8,841 millones, representando una caída de Ps 419 millones, ó 5%, debido a:

- Menor saldo de proveedores debido a la terminación de la temporada de cosecha ya mencionada,
- Menor deuda en términos de pesos como consecuencia del efecto de la apreciación del peso. En términos de pesos, la deuda disminuyó 2%, mientras que en dólares fue prácticamente similar.

Al 31 de marzo del 2002, el **capital contable** fue de Ps 11,407 millones, Ps 52 millones más que el saldo al 31 de diciembre del 2001.

Perfil de Deuda

A pesar de que el saldo de la deuda total de GRUMA fue similar al de diciembre del 2001, el saldo de efectivo aumentó US$60 millones. La compañía espera utilizar este efectivo para pagar parte de la amortización de US$100 millones que vence en febrero del 2003. En comparación con el año anterior, GRUMA redujo su deuda total en US$72 millones y como consecuencia mejoró significativamente sus índices de deuda.

A marzo del 2002, el 96% de la deuda de GRUMA estaba denominada en dólares y 4% en bolívares, lo cual representa US$29 millones. Aproximadamente US$20 millones de dicha deuda tiene una tasa fija de 20%.

Deuda Total
(millones de dólares)

	Mar'02	% total	Dic'01	% total	Mar'01	% total
Deuda a Corto Plazo	135	19	37	5	22	3
Deuda a Largo Plazo	581	81	680	95	766	97
Deuda Total	716	100	717	100	788	100
Costo Promedio Ponderado de Deuda[4]	5.5%		5.3%		7.5%	

Calendario de Amortizaciones de Deuda

Amortizaciones de Deuda
(millones de dólares)

	CP	2003	2004	2005	2006	2007...	Total
Bono Yankee						250	**250**
Crédito Sindicado	100		300				**400**
Colocación Privada	1	1	1	1	1	14	**19**
Otros	34		3			10	**47**
TOTAL	**135**	**1**	**304**	**1**	**1**	**274**	**716**

Indices de Deuda

	1T02	4T01	1T01
Ultimos Doce Meses			
Deuda / UAFIRDA	3.1	3.4	4.8
UAFIRDA / Gastos financieros, neto	4.2	3.6	2.4
Anualizado			
Deuda / UAFIRDA	3.4	2.9	5.9
UAFIRDA / Gastos financieros, neto	3.5	4.1	1.8

PROGRAMA DE INVERSIONES

Las inversiones de GRUMA en 1T02 fueron de Ps 97 millones, y se destinaron principalmente a mantenimiento y mejoras de equipo, especialmente en Gruma Corporation.

[4] Para el trimestre que termina en la fecha indicada

Indices Operativos

	1T02	4T01	1T01
Rotación de Cartera (días / venta)	43	41	42
Rotación de Inventarios (días / costo de venta)	67	75	66
Rotación de Capital de Trabajo Neto (días / venta)	62	57	65
Rotación de Activos (activo total / ventas)	1.2	1.1	1.2

Indices de Rentabilidad

	1T02 %	4T01 %	1T01 %
ROA (Retorno Sobre Activos)	2.8	2.3	1.4
ROE (Retorno Sobre Capital)	5.2	4.4	2.6
ROIC (Retorno Sobre Capital Invertido)	4.3	3.8	3.1

CONFERENCE CALL

La compañía llevará a cabo una llamada conferencia el 25 de abril del 2002 a las 11:30 a.m. ET (10:30 a.m. México y CT / 9:30 a.m. MT / 8:30 a.m. PT) para discutir los resultados del 1T02. Teléfono: (800) 997-8642 (de los Estados Unidos y Canadá), (973) 694-2225 (internacional / local). Además, la conferencia será transmitida en vivo vía *web* en el *site* corporativo de GRUMA, www.gruma.com. Para repetición de la llamada de conferencia, favor de marcar al 1-800-428-6051 o al (973) 709-2089, Clave: 239946. Para más detalles, favor de dirigirse a la sección de *Investor Relations* del *web site*. La conferencia en audio será archivada en el *web site*.

Fundada en 1949, GRUMA S.A. de C.V. ("GRUMA") es el productor más grande de harina de maíz y tortillas en el mundo. GRUMA se dedica principalmente a la producción, comercialización , distribución y venta de harina de maíz, tortilla empacada y harina de trigo. Con marcas líderes en la mayoría de sus mercados, GRUMA opera principalmente a través de las siguientes subsidiarias: Grupo Industrial Maseca, S.A. de C.V. (GIMSA), subsidiaria productora de harina de maíz en México la cual es 83% propiedad de GRUMA; Gruma Corporation, subsidiaria que produce harina de maíz y tortilla en los Estados Unidos y Europa, la cual es 100% propiedad de GRUMA; Gruma Centro América, subsidiaria productora de harina de maíz basada en Costa Rica, la cual es 100% propiedad de GRUMA; Molinera de México, subsidiaria productora de harina de trigo en México, la cual es 60% propiedad de GRUMA; Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA"), subsidiaria productora de tortilla empacada con operaciones en el norte de México, la cual es 100% propiedad de GRUMA. Adicionalmente, GRUMA tiene dos subsidiarias en Venezuela, MONACA y DEMASECA, las cuales, en conjunto, son la segunda mayor productora de harina de maíz y la más grande de harina de trigo en Venezuela. GRUMA tiene sus oficinas corporativas en Monterrey, México, y cuenta con más de 15,000 empleados y 71 plantas. En el 2001, GRUMA tuvo ventas netas por US$ 1,900 millones. Para más información, visite www.gruma.com.

PROCEDIMIENTOS CONTABLES

Todas las cantidades consolidadas han sido reexpresadas en pesos de monedas constantes de poder adquisitivo del 31 de marzo del 2002 y han sido preparadas de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México.

La actualización se determina de la siguiente manera:

- Las cifras consolidadas son reexpresadas de conformidad con los métodos que establece el Boletín B-10, aplicando el Índice General de Precios al Consumidor del país en que la subsidiaria opera.
- Una vez que las cifras consolidadas están reexpresadas, éstas se convierten a pesos mexicanos aplicando el tipo de cambio vigente al final de cada período.
- Para propósitos de comparabilidad, las cifras consolidadas del 2001 han sido reexpresadas a pesos mexicanos utilizando un factor promedio ponderado, el cual considera a las ventas que tiene cada una de las monedas incluidas en las cifras la contribución relativa a ventas totales para el año terminado al 31 de diciembre del 2001, y la inflación y variación del tipo de cambio correspondientes durante dicho período.

PARA PROPOSITO DE ANALISIS DE ESTE REPORTE

Los resultados de las operaciones extranjeras fueron determinados de la siguiente manera:

- Los números de Gruma Corporation fueron convertidos de dólares a pesos usando conversión simple con el tipo de cambio de Ps 9.02/dólar al 31 de marzo del 2002.
- Los números de las subsidiarias extranjeras en Centroamérica y Venezuela fueron convertidas de la moneda del país en donde la subsidiaria opera (en términos constantes) a dólares, y después de dólares a pesos mediante conversión simple con un tipo de cambio de Ps 9.02/dólar al 31 de marzo del 2002.

Los efectos de la contabilidad inflacionaria derivados de la aplicación del Boletín B-10 de los Principios de Contabilidad Generalmente Aceptados en México y aplicados Gruma Corporation, son reflejados en la columna de "Otras y Eliminaciones".

Este reporte puede contener ciertas declaraciones de expectativas e información referente a GRUMA, S.A. de C.V. y Subsidiarias (GRUMA), que se basan en las creencias de su administración, así como en supuestos hechos con información disponible para GRUMA en ese momento. Tales declaraciones reflejan puntos de vista de GRUMA con respecto a acontecimientos futuros y están sujetas a ciertos riesgos, incertidumbres y supuestos. Muchos factores podrían hacer que los resultados, operación o logros reales de GRUMA sean materialmente diferentes a los resultados históricos o a cualquier resultado, operación o logros futuros que se puedan expresar o estar implícitos en tales declaraciones de expectativas. Tales factores incluyen, entre otros, cambios económicos, políticos, sociales, gubernamentales, comerciales u otros factores con repercusión global o en México, Estados Unidos de América, Latinoamérica u otros países en los cuales GRUMA realiza negocios; así como cambios en los precios internacionales del maíz o del trigo. Si uno o más de estos riesgos o incertidumbres se materializa, o si las bases sobre las cuales se hicieron los supuestos resultan ser incorrectas, los resultados reales pueden ser sustancialmente diferentes de los resultados descritos en este documento según los mismos fueron anticipados, creídos, estimados, esperados o trazados. GRUMA no pretende ni asume la obligación de, actualizar o revisar y hacer público ninguna de las declaración de expectativas, ya sea como resultado de información nueva, acontecimientos futuros o de cualquier otra cosa.

(Millones de pesos constantes al 31 de marzo del 2002)

RESUMEN FINANCIERO

	TRIMESTRE					ACUMULADO ENERO-MARZO		
ESTADO DE RESULTADOS	**1T02**	**1T01**	**VAR (%)**	**4T01**	**VAR (%)**	**2002**	**2001**	**VAR (%)**
VENTAS NETAS	**4,200**	4,340	(3)	4,570	(8)	**4,200**	4,340	(3)
UTILIDAD BRUTA	**1,532**	1,496	2	1,753	(13)	**1,532**	1,496	2
MARGEN BRUTO (%)	**36.5%**	34.5%		38.4%		**36.5%**	34.5%	
UTILIDAD DE OPERACION	**260**	111	135	267	(3)	**260**	111	135
MARGEN OPERATIVO (%)	**6.2%**	2.5%		5.8%		**6.2%**	2.5%	
COSTO INTEGRAL DE FINANCIAMIENTO	**61**	60		50		**61**	60	
GASTOS FINANCIEROS	**134**	182		142		**134**	182	
PRODUCTOS FINANCIEROS	**(17)**	(25)		(32)		**(17)**	(25)	
FLUCTUACION CAMBIARIA	**(21)**	(29)		(67)		**(21)**	(29)	
RESULTADO POR POSICION MONETARIA	**(35)**	(69)		7		**(35)**	(69)	
OTROS (INGRESOS) GASTOS	**(34)**	(20)		64		**(34)**	(20)	
IMPUESTOS Y PTU	**86**	37		66		**86**	37	
PARTICIPACION ASOCIADAS	**(6)**	(28)		4		**(6)**	(28)	
UTILIDAD NETA	**153**	61	149	83	83	**153**	61	149
UTILIDAD NETA MAYORITARIA	**104**	30	248	12	799	**104**	30	248
UTILIDAD POR ACCION[1]	**0.23**	0.07	236	0.03	785	**0.23**	0.07	236
UTILIDAD POR ADR (US$)[2]	**0.10**	0.03	236	0.01	800	**0.10**	0.03	236
DEPRECIACION Y AMORTIZACION QUE AFECTA LA UTILIDAD DE OPERACIÓN	**212**	217		307		**212**	217	
DEPRECIACION Y AMORTIZACION TOTAL	**178**	192		212		**178**	192	
FLUJO OPERATIVO[3]	**471**	327	44	574	(18)	**471**	327	44
INVERSIONES	**97**	58		375		**97**	58	

ESTADO DE SITUACION FINANCIERA	**Mar-02**	**Mar-01**	**VAR (%)**	**Dic-01**	**VAR (%)**	**Mar-02**	**Mar-01**	**VAR (%)**
EFECTIVO E INVERSIONES TEMPORALES	**537**	344	56	389	38	**537**	344	56
CLIENTES	**2,003**	2,042	(2)	2,079	(4)	**2,003**	2,042	(2)
OTRAS CUENTAS Y DOCUMENTOS POR COBRAR	**592**	931	(36)	519	14	**592**	931	(36)
INVENTARIOS	**1,987**	2,098	(5)	2,352	(16)	**1,987**	2,098	(5)
ACTIVO CIRCULANTE	**5,262**	5,588	(6)	5,473	(4)	**5,262**	5,588	(6)
PROPIEDAD, PLANTA Y EQUIPO, NETO	**11,683**	12,312	(5)	11,876	(2)	**11,683**	12,312	(5)
ACTIVO TOTAL	**20,248**	21,595	(6)	20,615	(2)	**20,248**	21,595	(6)
DEUDA A CORTO PLAZO	**1,222**	190	543	335	265	**1,222**	190	543
PASIVO CIRCULANTE	**3,061**	2,294	33	2,512	22	**3,061**	2,294	33
DEUDA A LARGO PLAZO	**5,237**	7,479	(30)	6,244	(16)	**5,237**	7,479	(30)
PASIVO TOTAL	**8,841**	10,550	(16)	9,260	(5)	**8,841**	10,550	(16)
CAPITAL CONTABLE TOTAL	**11,407**	11,046	3	11,356	0	**11,407**	11,046	3
CAPITAL CONTABLE MAYORITARIO	**9,027**	9,155	(1)	8,988	0	**9,027**	9,155	(1)
ACTIVO CIRCULANTE/PASIVO CIRCULANTE	**1.72**	2.44		2.18		**1.72**	2.44	
PASIVO TOTAL/CAPITAL CONTABLE TOTAL	**0.78**	0.96		0.82		**0.78**	0.96	
DEUDA/(DEUDA + CAPITAL CONTABLE TOTAL)	**0.36**	0.41		0.37		**0.36**	0.41	
VALOR CONTABLE POR ACCION[(1)]	**20.12**	21.12		20.35		**20.12**	21.12	

[1] En base a 448,656,986 acciones para marzo del 2002, 433,541,086 acciones para marzo del 2001 y 441,725,086 acciones para diciembre del 2001.

[2] *Cada ADR representa 4 acciones ordinarias; el tipo de cambio fue Ps. 9.02 por dólar al 31 de marzo de 2002.*

[3] Flujo operativo = utilidad de operación + depreciacion y amortización que afectan la utilidad de operación.

gruma

GRUMA, S.A. DE C.V., Y SUBSIDIARIAS
(Millones de pesos constantes al 31 de marzo del 2002)

INFORMACION FINANCIERA POR SUBSIDIARIA

		TRIMESTRE					ACUMULADO ENERO-MARZO		
		1T02	1T01	VAR (%)	4T01	VAR (%)	2002	2001	VAR (%)
GRUMA CORP	VOLUMEN DE VENTAS (miles de toneladas)	**212**	205	3	219	(3)	**212**	205	3
Harina de maíz y tortilla	VENTAS NETAS	**1,905**	1,784	7	1,925	(1)	**1,905**	1,784	7
	UTILIDAD BRUTA	**886**	765	16	910	(3)	**886**	765	16
	Margen Bruto	**46.5%**	42.9%		47.3%		**46.5%**	42.9%	
	UTILIDAD DE OPERACIÓN	**166**	58	185	162	2	**166**	58	185
	Margen Operación	**8.7%**	3.3%		8.4%		**8.7%**	3.3%	
	FLUJO OPERATIVO	**258**	144	79	305	(15)	**258**	144	79
	Margen Flujo Operativo	**13.5%**	8.1%		15.8%		**13.5%**	8.1%	
GIMSA	VOLUMEN DE VENTAS (miles de toneladas)	**340**	357	(5)	357	(5)	**340**	357	(5)
Harina de maíz	VENTAS NETAS	**1,133**	1,186	(4)	1,158	(2)	**1,133**	1,186	(4)
	UTILIDAD BRUTA	**313**	308	2	391	(20)	**313**	308	2
	Margen Bruto	**27.6%**	25.9%		33.7%		**27.6%**	25.9%	
	UTILIDAD DE OPERACIÓN	**101**	94	7	154	(34)	**101**	94	7
	Margen Operación	**8.9%**	7.9%		13.3%		**8.9%**	7.9%	
	FLUJO OPERATIVO	**164**	160	2	160	2	**164**	160	2
	Margen Flujo Operativo	**14.4%**	13.5%		13.8%		**14.4%**	13.5%	
OPERACIONES DE VENEZUELA	VOLUMEN DE VENTAS (miles de toneladas)	**112**	114	(2)	116	(4)	**112**	114	(2)
Harina de maíz, trigo y otros	VENTAS NETAS	**536**	594	(10)	686	(22)	**536**	594	(10)
	UTILIDAD BRUTA	**150**	169	(11)	186	(19)	**150**	169	(11)
	Margen Bruto	**28.0%**	28.5%		27.2%		**28.0%**	28.5%	
	UTILIDAD DE OPERACIÓN	**40**	49	(19)	51	(21)	**40**	49	(19)
	Margen Operación	**7.4%**	8.3%		7.4%		**7.4%**	8.3%	
	FLUJO OPERATIVO	**56**	60	(6)	81	(30)	**56**	60	(6)
	Margen Flujo Operativo	**10.5%**	10.1%		11.7%		**10.5%**	10.1%	
MOLINERA DE MÉXICO	VOLUMEN DE VENTAS (miles de toneladas)	**122**	121	1	134	(9)	**122**	121	1
Harina de trigo	VENTAS NETAS	**358**	385	(7)	396	(10)	**358**	385	(7)
	UTILIDAD BRUTA	**75**	81	(7)	82	(9)	**75**	81	(7)
	Margen Bruto	**20.9%**	21.0%		20.6%		**20.9%**	21.0%	
	UTILIDAD DE OPERACIÓN	**3**	6	(54)	14	(81)	**3**	6	(54)
	Margen Operación	**0.7%**	1.4%		3.4%		**0.7%**	1.4%	
	FLUJO OPERATIVO	**18**	21	(11)	29	(38)	**18**	21	(11)
	Margen Flujo Operativo	**5.1%**	5.3%		7.4%		**5.1%**	5.3%	
GRUMA CENTRO AMÉRICA	VOLUMEN DE VENTAS (miles de toneladas)	**33**	36	(9)	38	(12)	**33**	36	(9)
Harina de maíz y otros	VENTAS NETAS	**217**	242	(10)	266	(18)	**217**	242	(10)
	UTILIDAD BRUTA	**76**	86	(12)	93	(19)	**76**	86	(12)
	Margen Bruto	**34.8%**	35.3%		35.1%		**34.8%**	35.3%	
	UTILIDAD DE OPERACIÓN	**(0)**	(4)	94	(0)	50	**(0)**	(4)	94
	Margen Operación	**(0.1%)**	(1.6%)		(0.2%)		**(0.1%)**	(1.6%)	
	FLUJO OPERATIVO	**12**	7	78	26	(53)	**12**	7	78
	Margen Flujo Operativo	**5.6%**	2.8%		9.7%		**5.6%**	2.8%	
PRODISA	VOLUMEN DE VENTAS (miles de toneladas)	**4**	7	(52)	5	(34)	**4**	7	(52)
Tortilla empacada y pan	VENTAS NETAS	**40**	101	(60)	74	(46)	**40**	101	(60)
	UTILIDAD BRUTA	**11**	32	(64)	25	(54)	**11**	32	(64)
	Margen Bruto	**28.5%**	31.7%		33.8%		**28.5%**	31.7%	
	UTILIDAD DE OPERACIÓN	**(24)**	(61)	60	(45)	47	**(24)**	(61)	60
	Margen Operación	**(60.1%)**	(59.8%)		(61.2%)		**(60.1%)**	(59.8%)	
	FLUJO OPERATIVO	**(18)**	(39)	55	(25)	29	**(18)**	(39)	55
	Margen Flujo Operativo	**(43.7%)**	(38.6%)		(33.4%)		**(43.7%)**	(38.6%)	
OTRAS Y ELIMINACIONES	VENTAS NETAS	**10**	47	(79)	64	(84)	**10**	47	(79)
	UTILIDAD BRUTA	**22**	56	(61)	65	(66)	**22**	56	(61)
	Margen Bruto	220.0%	119.1%		101.6%		**220.0%**	119.1%	
	UTILIDAD DE OPERACIÓN	**(25)**	(32)	22	(67)	63	**(25)**	(32)	22
	Margen Operación	(250.0%)	(68.1%)		(104.7%)		**(250.0%)**	(68.1%)	
	FLUJO OPERATIVO	**(19)**	(24)	21	(2)	(850)	**(19)**	(24)	21
	Margen Flujo Operativo	(190.0%)	(51.1%)		(3.1%)		**(190.0%)**	(51.1%)	
CONSOLIDADO	VENTAS NETAS	**4,200**	4,340	(3)	4,570	(8)	**4,200**	4,340	(3)
	UTILIDAD BRUTA	**1,532**	1,496	2	1,753	(13)	**1,532**	1,496	2
	Margen Bruto	**36.5%**	34.5%		38.4%		**36.5%**	34.5%	
	UTILIDAD DE OPERACIÓN	**260**	111	135	267	(3)	**260**	111	135
	Margen Operación	**6.2%**	2.5%		5.8%		**6.2%**	2.5%	
	FLUJO OPERATIVO	**471**	327	44	574	(18)	**471**	327	44
	Margen Flujo Operativo	**11.2%**	7.5%		12.5%		**11.2%**	7.5%	

gruma

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los de Gruma, S.A. de C.V. y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

% de participación
Grupo Industrial Maseca, S.A. de C.V. y subsidiarias 83.18
Gruma Corporation y subsidiarias 100.00
Gruma Centro América, S.A. y subsidiarias 100.00
Molinos Nacionales, C.A. 95.00
Derivados de Maíz Seleccionado, C.A. 50.00
Productos y Distribuidora Azteca, S.A. de C.V. y subsidiarias 100.00
Investigación de Tecnología Avanzada, S.A. de C.V. y subsidiarias 100.00
Molinera de México, S.A. de C.V. y subsidiarias 60.00
Asesoría de Empresas, S.A. de C.V. 100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V. 100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. y subsidiarias 100.00

USO DE ESTIMACIONES

La preparación de los estados financieros de conformidad con los principios de contabilidad generalmente aceptados requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan los importes registrados de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y años que se informan; así mismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

CONVERSION DE ENTIDADES EXTRANJERAS

Los estados financieros de las subsidiarias en el extranjero son reexpresados y convertidos en pesos aplicando los lineamientos siguientes:

Los estados financieros son reexpresados de conformidad con los métodos que establece el Boletín B-10, aplicando el Índice General de Precios al Consumidor ("IGPC") que refleje los cambios en el poder adquisitivo de la moneda del país en que la subsidiaria extranjera informa sus operaciones.

Los activos, pasivos, ingresos y gastos en monedas constantes se convierten en pesos aplicando el tipo de cambio vigente al final del año. Las cuentas del capital se convierten utilizando los tipos de cambio aplicables en las fechas en que se hicieron las aportaciones de los accionistas y se generaron las utilidades. Los efectos resultantes en la conversión se reconocen como parte del capital contable en el renglón denominado "Conversión de Entidades

Extranjeras".

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION

Los estados financieros consolidados han sido actualizados para reconocer los efectos de la inflación y están expresados en miles de pesos de monedas constantes de poder adquisitivo del 31 de Marzo de 2002, determinados como sigue:

· Para propósitos de comparabilidad, los estados financieros consolidados al 31 de Marzo de 2001 han sido actualizados utilizando un factor promedio ponderado calculado en base a la contribución que de las ventas netas tiene cada una de las monedad incluidas en dichos estados financieros, considerando las variables de inflación y de variación en tipo de cambio.

· Los estados de resultados y de variaciones en el capital contable terminado el 31 de Marzo de 2002 han sido actualizados utilizando los factores derivados del IGPC del país donde las entidades tienen las operaciones, aplicables al período comprendido entre la fecha en que éstas se realizaron y la fecha del cierre del ejercicio.

· Los estados de cambios en la situación financiera presentan, en pesos de monedas constantes, la generación y utilización de recursos por la operación y de por actividades de financiamiento e inversión.

Metodología de reexpresión de los estados financieros es la siguiente:

Actualización de activos no monetarios

Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Propiedades, planta y equipo, neto se actualizan usando factores derivados del Índice Nacional de Precios al Consumidor ("INPC"), excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza en base al IGPC del país de origen y se valúan utilizando la moneda de ese país y el tipo de cambio vigente al fin del año.

Actualización del capital social, prima en venta de acciones y utilidades retenidas

Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades, y se presenta en los renglones correspondientes del capital contable.

Insuficiencia en la actualización del capital

Representa principalmente la diferencia entre el valor específico de reposición los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizado por la inflación general, medida a través del INPC y del IGPC para las subsidiarias en el extranjero.

Ganancia (pérdida) por posición monetaria

Representa el efecto de la inflación, medido en términos del INPC e IGPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes. La ganancia (pérdida) por posición monetaria de las subsidiarias en el extranjero se determina aplicando el factor derivado del IGPC a su posición monetaria neta antes de su conversión a pesos.

TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera, se valúan en pesos al tipo de cambio vigente a la fecha del estado de situación financiera. Las diferencias en cambio derivadas de la valuación y pago de estos saldos se cargan o acreditan a los resultados del año, excepto por las diferencias en cambio derivadas de financiamientos en moneda extranjera que se cargan o acreditan al renglón del capital contable denominado "Conversión de Entidades Extranjeras", cuando la inversión neta de una subsidiaria extranjera es designada como cobertura económica de tales financiamientos.

INVERSIONES TEMPORALES

Inversiones temporales son partidas equivalentes de efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo que es aproximado a su valor de mercado.

INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el menor. El costo de reposición es determinado principalmente en base del precio de la última compra, por el método de primeras entradas primeras salidas y último costo de producción. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

INVERSION EN ACCIONES

La inversión en acciones comunes cuya participación en el capital social de la emisora sea entre el 10% y 50%, o cuando la Compañía tenga una influencia significativa, se valúa por el método de participación.

PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el IGPC del país de origen y se valúa utilizando la moneda de ese país al tipo de cambio vigente al fin del año.

La depreciación se calcula por el método de línea recta, con base en el valor actualizado menos el valor de desecho y en las vidas útiles de los bienes. Las vidas útiles de los activos se resumen como sigue:

	Años
Edificios...	30 - 53
Maquinaria y equipo..............................	3 - 27

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento neto, incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros Productos, neto".

Los costos de adquisición, desarrollo e implementación de software para uso interno se capitalizan y amortizan en base a su vida útil estimada, la cual inicia cuando el software se encuentra listo para usarse.

INTANGIBLES, NETO

Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en periodos que fluctúan entre 5 y 20 años.

Los contratos de no competencia se actualizan mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en un período de 20 años.

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales o comerciales se capitalizan como gastos preoperativos; esta etapa termina cuando la Compañía inicia sus actividades comerciales. Los gastos preoperativos se actualiza usando los factores del INPC y se amortizan por el método de línea recta en un periodo que no excede de 12 años.

El exceso del costo sobre el valor en libros y el exceso del valor en libros sobre el costo de las subsidiarias adquiridas se actualizan usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados utilizando el método de línea recta, por un período no mayor a 20 años en el caso del exceso del costo sobre el valor en libros y no mayor a 5 años para el exceso del valor en libros sobre el costo.

Los gastos correspondientes a la emisión de deuda se capitalizan y se amortizan por el método de línea recta durante la vigencia de la misma.

VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACIÓN

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado.

La recuperación de las propiedades, planta y equipo que serán conservadas por la Compañía para su utilización se determina mediante el flujo neto estimado de efectivo que se espera sea generado por los activos; en su caso, se reconoce una pérdida por deterioro por el excedente del valor neto registrado y el valor estimado de recuperación de los activos; en el caso de activos susceptibles de ser vendidos, la pérdida por deterioro se determina por la diferencia entre el valor neto registrado y el valor estimado de venta menos los costos relativos.

La administración de la Compañía estima que al 31 de Marzo de 2002 no existe deterioro pendiente de registrar en el valor de recuperación de los activos de larga duración a esa fecha.

PRIMA DE ANTIGÜEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad a que tienen derecho los trabajadores mexicanos después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias previstas por la Ley Federal del Trabajo en México, se llevan a resultados del año en que son exigibles y se pagan.

INSTRUMENTOS FINANCIEROS

A partir del 1 de enero de 2001, se inició la vigencia del Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, el cual establece los lineamientos para la valuación, registro y revelación de los activos y pasivos financieros y ciertas transacciones de cobertura.

A continuación se describe el tratamiento contable seguido por la Compañía para las principales operaciones financieras derivadas realizadas durante 2001:

· La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación (como es el caso del gas natural) y para reducir el riesgo por fluctuaciones en los precios del maíz, trigo y aceites. Estos contratos no exceden las necesidades de producción del año. Las utiliades o pérdidas no realizadas generadas por estas operaciones no se reconocen en los estados financieros si no hasta que los contratos se finiquitan. Las ganancias o pérdidas realizadas son reconocidas en el estado de resultados como parte del costo de producción al momento de su consumo.

· La Compañía realiza operaciones de cobertura sobre alguno de sus pasivos para reducir el riesgo por fluctuaciones en las tasas de interés.

· La Compañía lleva a cabo operaciones de intercambio de flujo de dinero conocida como Swaps sobre sus acciones propias. Al vencimiento la Compañía tiene la opción de recomprar las acciones al precio de mercado en esa fecha y pagar o recibir la diferencia del valor de las acciones según el precio pactado y el precio de mercado, el que sea mayor, el efecto anterior se registra en el capital contable.

· La Compañía lleva a cabo operaciones de derivados de opciones del tipo Compra ("Call"), los cuales al vencimiento, la Compañía tiene el derecho de recomprar las acciones al precio de mercado en esa fecha.

Las anteriores operaciones financieras derivadas están sujetas a diversos tipo de riesgos, los principales que pueden asociarse a los mismos están relacionados con el mercado en donde se operan, las tasas de interés asociadas al plazo, los tipos de cambio, y los riesgos inherentes de crédito y liquidez de mercado. Consecuentemente, la intención de la Administración de la Compañía al momento de realizarlas es con fines de cobertura.

RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos y son aceptados por los clientes o cuando el riesgo de la propiedad se les transfiere. Las provisiones para descuentos y rebajas, devoluciones y otros ajustes se registran en el mismo período de las ventas correspondientes, en base a estimaciones o transacciones reales.

IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE UTILIDADES AL PERSONAL

El gasto o ingreso por impuesto sobre la renta y participación en las utilidades al personal diferido se reconoce por todas aquellas diferencias temporales entre los valores contables y fiscales de los activos y pasivos que se espera se revertirán en el futuro.

UTILIDAD NETA MAYORITARIA POR ACCION

Se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

UTILIDAD (PERDIDA) INTEGRAL

A partir del 1 de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (pérdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral. La Compañía adoptó las dispociones establecidas en dicho boletín y reestructuró dicho estado financieros para hacer comparativos a los diferentes renglones que lo integran.

CAMBIO DE TASA DE ISR - EVENTO SUBSECUENTE

En México, el 1 de enero de 2002, se promulgó la nueva Ley de Impuesto sobre la Renta con una reducción en la tasa de impuesto del 35% al 32%, reducción que se hará de forma gradual en los siguientes tres años.

De acuerdo con el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", en la determinación del impuesto diferido se debe aplicar la tasa que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

La Compañía estima que el efecto de la modificación en la tasa de impuesto sobre la renta ocasionará una reducción del pasivo por impuestos diferidos por un importe de $42,632, con crédito a los resultados del ejercicio 2002.

NUEVOS PRONUNCIAMIENTOS CONTABLES

En noviembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-9 "Pasivos, Provisiones, Activos y Pasivos Contingentes y Compromisos", el cual sustituye al Boletín C-9 "Pasivos" y al Boletín C-12 "Contingencias y Compromisos", la vigencia de las disposiciones contenidas en este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada.

Este Boletín establece los lineamientos para la valuación, registro y revelación de los pasivos, provisiones, activos y pasivos contingentes y la revelación de compromisos. Este Boletín establece la incorporación detallada del tema de provisiones, el uso del valor presente, consideración de eventos futuros para su estimación, tratamiento contable de posibles reembolsos y cambios en la estimación del valor de las provisiones entre otras cosas, así como establece las reglas para el tratamiento contable para la redención de obligaciones, cuando ocurre anticipadamente o cuando se sustituye por una nueva emisión. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.
En diciembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-8 "Activos Intangibles" definiendo estos como los costos incurridos, derecho o privilegios adquiridos que generen beneficios económicos futuros. Establece también las reglas para diferir los costos de investigación y desarrollo y los gastos preoperativos, así como las reglas para la amortización de los activos intangibles. La vigencia de las disposiciones contenidas es este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUMA CENTROAMERICA	TENEDORA DE ACCIONES	1,529,259	100.00	897,963	861,966
2 GRUMA CORPORATION	PROD. Y DIST. DE HARINA DE MAIZ	306,234	100.00	1,872,948	4,154,525
3 GRUPO INDUSTRIAL MASECA, S.A. DE C.V.	PROD. Y VTA. DE HARINA DE MAIZ	763,962,230	83.18	309,366	4,008,133
4 ASESORIA DE EMPRESAS, S.A. DE C.V.	PRESTACION DE SERVICIOS CORPORATIVOS	1,070,000	99.99	561,156	139,654
5 MOLINERA MEXICO, S.A. DE C.V.	PROD. Y VTA. DE HARINA DE TRIGO	508,378,245	60.00	899,908	978,885
6 INMOBILIARIA RESID. SAN PEDRO, S.A. DE C.V.	INVERSION EN ACCS. DE INMOBILIARIAS	796,160	100.00	81,117	212,804
7 INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V	DES.DE TECNOLOGIA PARA FAB. DE HARINA D	824,799	99.97	78,049	(141,585)
8 PRODUCTOS Y DISTRIBUIDORA AZTECA S.A. DE C.V.	INVERSION EN ACCIONES	12,376,207	100.00	1,889,864	595,534
9 MOLINOS NACIONALES C.A.	PROD. Y VTA. DE H. DE MAIZ Y TRIGO	6,493,960	95.00	1,338,203	1,323,648
10 DERIVADOS DE MAIZ SELECCIONADO C.A.	PROD. Y VTA. DE H. DE MAIZ Y TRIGO	7,105,500,000	50.00	90,948	108,691
11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	191,736	188,220
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**8,211,258**	**12,430,475**
ASOCIADAS					
1 GRUPO FINANCIERO BANORTE	SISTEMA FINANCIERO	54,776,624	11.11	0	1,095,084
2 HARINERA MONTERREY, S.A. DE C.V.	PROD. Y VTA. DE HARINA DE TRIGO	1	40.00	0	102,208
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**0**	**1,197,292**
OTRAS INVERSIONES PERMANENTES					**20,180**
TOTAL					**13,647,947**

OBSERVACIONES

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	1,979,960	415,137	1,564,823	1,804,899	500,054	2,869,668
MAQUINARIA	6,209,340	2,138,761	4,070,579	6,449,230	2,789,869	7,729,940
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**8,189,300**	**2,553,898**	**5,635,402**	**8,254,129**	**3,289,923**	**10,599,608**
ACTIVOS NO DEPRECIABLES						
TERREÑOS	359,837	0	359,837	537,420	0	897,257
CONSTRUCCIONES EN PROCESO	180,913	0	180,913	5,349	0	186,262
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**540,750**	**0**	**540,750**	**542,769**	**0**	**1,083,519**
TOTAL	**8,730,050**	**2,553,898**	**6,176,152**	**8,796,898**	**3,289,923**	**11,683,127**

CLAVE DE COTIZACION: GRUMA
GRUMA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
WACHOVIA	01/06/1998	8.30	0	0	0	0	0	0	0	0	0	54	0	0	0	0
JOHN HANCOCK	19/01/1994	7.96	0	0	0	0	0	0	0	0	0	8,930	9,660	10,463	11,329	132,838
SAN ANTONIO I.D.B.	03/11/1994	3.80	0	0	0	0	0	0	0	0	0	0	0	0	0	36,937
HOUSTON I.D.B.	29/11/1994	3.80	0	0	0	0	0	0	0	0	0	0	0	0	0	58,089
CARL HUGHES	23/07/1999	7.00	0	0	0	0	0	0	0	0	0	560	604	640	686	3,058
IOS CAP. LEASE	01/08/1998	5.60	0	0	0	0	0	0	0	0	0	1,245	0	0	0	0
BANCO INARCO	25/09/2001	3.92	0	0	0	0	0	0	0	0	45,104	0	0	0	0	0
BANCO VENEZOLANO	15/03/2002	24.87	0	0	0	0	0	0	0	0	10,084	0	0	0	0	0
BANCO MERCANTIL	21/03/2002	24.87	0	0	0	0	0	0	0	0	20,168	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	05/03/2002	66.00	0	0	0	0	0	0	0	0	14,117	0	0	0	0	0
BANCO DE VENEZUELA	15/08/2001	18.50	0	0	0	0	0	0	0	0	73,541	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	27/03/2002	55.00	0	0	0	0	0	0	0	0	8,067	0	0	0	0	0
BANCO VENEZOLANO	04/03/2002	66.00	0	0	0	0	0	0	0	0	14,117	0	0	0	0	0
BANCO VENEZOLANO	27/03/2002	59.00	0	0	0	0	0	0	0	0	14,117	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	15/08/2001	19.75	0	0	0	0	0	0	0	0	73,562	0	0	0	0	0
BANCO DEL CARIBE	23/11/2001	23.00	0	0	0	0	0	0	0	0	5,042	0	0	0	0	0
BANCO DEL CARIBE	28/12/2001	23.00	0	0	0	0	0	0	0	0	10,084	0	0	0	0	0
BANCO DE VENEZUELA	28/12/2001	23.00	0	0	0	0	0	0	0	0	21,176	0	0	0	0	0
QUIROGRAFARIOS																
AFIN SECURITY (EUROBONO)	09/10/1997	7.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,255,000
BANK OF AMERICA	16/02/2001	3.68	0	0	0	0	0	0	0	0	0	902,000	2,708,000	0	0	0
DEVENTURES	01/07/1996	4.30	0	0	0	0	0	0	0	0	0	0	0	12,159	0	0
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	309,179	912,789	2,716,264	23,262	12,015	2,485,922

CLAVE DE COTIZACION: GRUMA
GRUMA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2002

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
VARIOS			476,583	0	143,583	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			476,583	0	143,583	0	0	0	0	0	0	0	0	0	0	0
VARIOS			0	0	1,195,297	0	33,941	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			0	0	1,195,297	0	33,941	0	0	0	0	0	0	0	0	0
			476,583	0	1,338,880	0	33,941	0	0	0	309,179	912,789	2,716,264	23,262	12,015	2,485,922

OBSERVACIONES

TIPOS DE CAMBIO UTILIZADOS:
9.02 PESOS POR DOLAR
350.10 COLONES COSTARRICENSES POR DOLAR
894.50 BOLIVARES VENEZOLANOS POR DOLAR

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**

GRUMA, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 ***CONSOLIDADO***

Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	3	27	0	0	27
OTROS	0	0	0	0	0
TOTAL	**3**	**27**			**27**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	28,871	260,421	0	0	260,421
INVERSIONES	12	105	0	0	105
OTROS	9,018	81,345	0	0	81,345
TOTAL	**37,901**	**341,871**			**341,871**
SALDO NETO	**(37,898)**	**(341,844)**			**(341,844)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**105,204**	**948,943**	**67,240**	**606,505**	**1,555,448**
PASIVO	**820,610**	**7,401,900**	**74,253**	**669,762**	**8,071,662**
CORTO PLAZO	112,196	1,012,005	71,712	646,843	1,658,848
LARGO PLAZO	708,414	6,389,895	2,541	22,919	6,412,814
SALDO NETO	**(715,406)**	**(6,452,957)**	**(7,013)**	**(63,257)**	**(6,516,214)**

OBSERVACIONES

```
TIPOS DE CAMBIO UTILIZADOS:
9.02 PESOS POR DOLAR
350.10 COLONES COSTARRICENSES POR DOLAR
894.50 BOLIVARES VENEZOLANOS POR DOLAR
```

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,673,785	2,243,755	569,970	0.01	5,130
FEBRERO	1,891,755	2,482,240	590,485	0.00	0
MARZO	1,788,390	2,221,661	433,271	0.00	1,603
ACTUALIZACION:	0	0	0	0.00	169
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	28,101
OTROS	0	0	0	0.00	0
TOTAL					**35,003**

OBSERVACIONES

CLAVE DE COTIZACION: **GRUMA, S.A. DE C.V.**

TRIMESTRE: AÑO:

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8

CONSOLIDADO
Impresión Final

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GRUPO INDUSTRIAL MASECA Y	ELABORACION Y DISTRIBUCION	0	0
SUBSIDIARIAS, S.A. DE C.V.	DE HARINA DE MAIZ	2,345,400	57
19 PLANTAS		0	0
--		0	0
GRUMA CENTROAMERICA:		0	0
4 PLANTAS	PRODUCCION Y VENTA DE HARINA	126,000	83
--	DE MAIZ	0	0
OTROS PRODUCTOS	TORTILLA, PALMITO, ARROZ,	82,000	50
--		0	0
--		0	0
GRUMA VENEZUELA:	PRODUCCION Y VENTA DE HARINA	1,023,000	45
13 PLANTAS	DE MAIZ, HARINA DE TRIGO, ARROZ Y	0	0
--	AVENA	0	0
--		0	0
GRUMA CORPORATION Y SUBS.	PRODUCCION DE TORTILLAS,	1,311,000	78
19 PLANTAS	MASECA Y PAN DULCE	0	0
--		0	0
MOLINERA DE MEXICO Y SUBS.	ELABORACION Y DISTRIBUCION	978,720	72
9 PLANTAS	DE HARINA DE TRIGO	0	0
--		0	0
PRODUCTOS Y DISTRIBUIDORA	PRODUCCION Y DISTRIBUCION DE TORTI-	14,000	45
AZTECA Y SUBS.	LLA INDUSTRIALIZADA,	0	0
2 PLANTAS		0	0

OBSERVACIONES

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBS.					
MAIZ	AGRICULTORES, EJIDATARIOS,	MAIZ	BARTLET & CO. CARGILL AMERICAS, INC. THE SHOULER INC.	NO	61.00
--					
GRUMA CENTROAMERICA					
MAIZ	PRODUCTORES	MAIZ	A.D.M. - USA	SI	80.00
ARROZ	PRODUCTORES	ARROZ	A.D.M. - USA	SI	80.00
PALMITO	FINCAS PROPIAS				80.00
TRIGO	FACAHSA				26.00
--					
GRUMA VENEZUELA					
MAIZ	PRODUCTORES				83.00
ARROZ	PRODUCTORES				94.00
--		TRIGO	A.D.M. - USA	NO	90.00
PRODUCTOS Y DISTRIBUIDORA AZTECA, S.A. DE C.V. Y SUBS.					
--					
TRIGO:					
HARINA DE TRIGO	*Molinera de México*				
--	Molinos Azteca				62.89
MANTECA	Aceites y Grasas/Dist.Soba				
BICARBONATO	Dermet de México				
BOLSAS	Peliculas Plásticas/Plemsa				17.18
MAIZ:					
HARINA DE MAIZ	Molinera de México				
--	Harinera de Maiz de Mexicali			NO	74.28
CONSERVADOR LIQUIDO	Kemin				
BOLSAS	Peliculas Plásticas/Plemsa				7.92
PLASTINUDOS	Mercantil Corma				
FRITURA;					
Harina Taco SHELL	Harinera de Maiz de Mexicali				48.67
--	Molinos Azteca				
Sal	Productos Picantes				
Colorante Amarillo	Representaciones Ibarra				
Bolsas	Peliculas Plásticas/Plemsa				17.17
MOLINERA DE MEXICO, S.A. DE C Y SUBS.					
TRIGO	AGRICULTORES	TRIGO	ADM MILLING CO.	NO	81.00
--	EJIDATARIOS		JAMES RICHARDSON INTL LIMITE		
--			CARGILL DE MEXICO, SA DE CV		
--			ATTEBURY GRAIN INC. FARMLAND INDUSTRIES INC. CONTINENTAL GRAIN SCOULAR		
GRUMA CORPORATION Y SUBS.					
MASECA	AZTECA MILLING				34.00
MAIZ	BARTLET, PIONEER				53.00
--	AGRICULTORES				

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ	356,991	820,149	339,927	1,126,881	70.00	MASECA	TORTILLERIAS, TIEN AUTOSERVICIOS
TORTILLA MAIZ	1,934	5,644	1,822	11,406	28.00	MISION	TIENDAS DE CONVENII
TORTILLA TRIGO	961	4,309	861	11,669	29.00	MISION	TIENDAS DE CONVENII
FRITURA	918	9,569	902	9,474	43.00	MISION	TIENDAS DE CONVENII
HARINA DE TRIGO	133,591	255,984	122,389	357,180		DILUVIO,MTY.SELECTA	TIENDAS DE AUTOSER
SERVICIOS Y OTROS				24,029			TIENDAS DE AUTOSER
TOTAL		1,095,655		1,540,639			

CLAVE DE COTIZACION: **GRUMA**
GRUMA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PRODUCTOS CENTRO Y							
HARINA DE MAIZ Y TR			129,130	585,826	C. Y S.AMERICA	MASECA,MASA RICA	AUTOSERVICIOS
TORTILLA			3,086	31,154			
PALMITO (cajas Eq.)			189,293	34,979	EUROPA	GIGANTE VETDE	GIGANTE VETDE
TOSTY			622	8,217	C. Y S.AMERICA	TOSTY	DETALLISTAS
ARROZ (quintales)			8,041	39,232	C. Y S.AMERICA	LUISIANA	AUTOSERVICIOS
AVENA			4,193	53,728	S.AMERICA		
PRODUCTOS E.E.U.U.:							
HARINA DE MAIZ			80,708	368,055	E.U.A.	GUERRERO, MISSION	PUBLICO EN GRAL.
TORTILLA,CHIPS,SHEL			130,912	1,538,268	E.U.A.	GUERRERO, MISSION	PUBLICO EN GRAL.
SERVICIOS Y OTROS				29			
T O T A L				2,659,488			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	42,609,669
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	441,725,086

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE MARZO DE 2002

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 31 DE MARZO DE 2002	43,190,732
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	448,656,986

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA	
SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	0

CLAVE DE COTIZACION GRUMA | TRIMESTRE: 1 | AÑO: 2002

RAZON SOCIAL: **GRUMA, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 0

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE ENERO DE — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000 (Antes de UFIN reinvertida del ejercicio anterior) — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	448,656,986			448,656,986	4,237,672	
TOTAL			**448,656,986**	**0**	**0**	**448,656,986**	**4,237,672**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
448,656,986

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 4 ACCIONES ORDINARIAS POR 1 ADR
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE
B	3,892,966	9.13000	10.00000

OBSERVACIONES

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **1** AÑO: **2002**
GRUMA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **MARZO** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. JUAN A. QUIROGA GARCIA
DIRECTOR CORPORATIVO

ING. ROGELIO SANCHEZ MARTINEZ
SUB-DIRECTOR FINANZAS CORPORATIVAS

SAN PEDRO GARZA GARCIA, NL, A 24 DE ABRIL DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GRUMA FECHA: 24/04/2002 18:01

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUMA, S.A. DE C.V.
DO MICILIO:	RIO DE LA PLATA 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	(81) 8335-99-00
FAX:	(81) 8399-33-59
E-MAIL:	administración@gruma.com
DIRECCION DE INTERNET:	www.gruma.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GRU810902IE3
DOMICILIO	RIO DE LA PLATA 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	DON ROBERTO GONZALEZ BARRERA
DOMICILIO:	PASEO DE LA REFORMA 300
COLONIA:	CUAUHTEMOC
C. POSTAL:	06500
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (55) 5227-4717
FAX:	01 (55) 5207-5587
E-MAIL:	roberto_gonzalez@gruma.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- NO APLICA - -
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL

CLAVE DE COTIZACION: GRUMA **FECHA:** 24/04/2002 18:01

TELEFONO:	01 (81) 8399-33-00
FAX:	01 (81) 8399-33-59
E-MAIL:	administración@gruma.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y PLANEACION FINANCIERA
NOMBRE:	LIC. RAUL CAVAZOS MORALES
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-13
FAX:	01 (81) 8399-33-59
E-MAIL:	raul_cavazos@gruma.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUB DIRECTOR FINANZAS CORPORATIVAS
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO LEGAL
NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE RELACION CON INVERSIONISTAS
NOMBRE:	C.P. LILIA GOMEZ DELGADILLO

CLAVE DE COTIZACION: GRUMA FECHA: 24/04/2002 18:01

DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-24
FAX:	01 (81) 8399-33-59
E-MAIL:	lilia_gomez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR FINANZAS CORPORATIVAS
NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-33-11
FAX:	(81) 8399-33-59
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRETOR FINANZAS CORPORATIVAS
NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-33-11
FAX:	(81) 8399-33-59
E-MAIL:	rogelio_sanchez@gruma.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GRUMA **FECHA : 24/04/2002** 18:11
GRUMA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **B**

CARGO : **PRESIDENTE**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DON ROBERTO GONZALEZ BARRERA

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR ALLEN ANDREAS .

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO GONZALEZ MORENO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR CRAIG HAMLIN .

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. CARLOS HANK RHON

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO HERNANDEZ RAMIREZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DON JUAN MANUEL LEY LOPEZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DR. EDUARDO LIVAS CANTU

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. BERNARDO QUINTANA ISAAC

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. ALFONSO ROMO GARZA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ADRIAN SADA GONZALEZ

CARGO : **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. JOSE FRANCISCO CASTELLO SAENZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. JAIME COSTA LAVIN

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DR. JUAN DIEZ-CANEDO RUIZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE MA. GONZALEZ LORDA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. ROMAN MARTINEZ MENDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GRUMA **FECHA : 24/04/2002** 18:11
GRUMA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. JUAN ANTONIO QUIROGA GARCIA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. OTHON RUIZ MONTEMAYOR

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. EDGAR VALVERDE RUBISEWZKI

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JAVIER VELEZ BAUTISTA

CARGO : COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : CP HUGO LARA SILVA

CARGO : COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : CP CARLOS ARREOLA ENRIQUEZ

CARGO : SECRETARIO PROPIETARIO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC SALVADOR VARGAS GUAJARDO

CARGO : SECRETARIO SUPLENTE

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : 0 0 0 0

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC ROGELIO SANCHEZ GARCIA

ITEM 2

FINANCIAL STATEMENTS (ENGLISH-LANGUAGE VERSION) FOR THE QUARTER ENDED MARCH 31, 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** Quarter: **1** Year: **2002**

GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**20,248,192**	**100**	**21,595,111**	**100**
2	**CURRENT ASSETS**	**5,262,351**	**26**	**5,588,124**	**26**
3	CASH AND SHORT-TERM INVESTMENTS	533,032	3	253,285	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,003,458	10	2,042,247	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	591,643	3	930,921	4
6	INVENTORIES	1,986,845	10	2,098,043	10
7	OTHER CURRENT ASSETS	147,373	1	263,628	1
8	**LONG-TERM**	**1,474,332**	**7**	**1,516,934**	**7**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	256,860	1	326,826	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,197,292	6	1,172,632	5
11	OTHER INVESTMENTS	20,180	0	17,476	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**11,683,127**	**58**	**12,311,886**	**57**
13	PROPERTY	4,682,116	23	5,028,709	23
14	MACHINERY AND INDUSTRIAL	12,160,393	60	13,652,709	63
15	OTHER EQUIPMENT	498,177	2	524,800	2
16	ACCUMULATED DEPRECIATION	5,843,821	29	7,131,323	33
17	CONSTRUCTION IN PROGRESS	186,262	1	236,991	1
18	**DEFERRED ASSETS (NET)**	**1,809,459**	**9**	**2,160,258**	**10**
19	**OTHER ASSETS**	**18,923**	**0**	**17,909**	**0**
20	**TOTAL LIABILITIES**	**8,840,848**	**100**	**10,549,522**	**100**
21	**CURRENT LIABILITIES**	**3,060,894**	**35**	**2,293,677**	**22**
22	SUPPLIERS	620,166	7	857,554	8
23	BANK LOANS	1,221,968	14	176,417	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	23,463	0	4,303	0
26	OTHER CURRENT LIABILITIES	1,195,297	14	1,255,403	12
27	**LONG-TERM LIABILITIES**	**5,271,404**	**60**	**7,528,226**	**71**
28	BANK LOANS	5,237,463	59	7,316,073	69
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	33,941	0	212,153	2
31	**DEFERRED LOANS**	**508,550**	**6**	**727,619**	**7**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,407,344**	**100**	**11,045,589**	**100**
34	**MINORITY INTEREST**	**2,380,830**	**21**	**1,890,139**	**17**
35	**MAJORITY INTEREST**	**9,026,514**	**79**	**9,155,450**	**83**
36	**CONTRIBUTED CAPITAL**	**12,912,428**	**113**	**12,904,289**	**117**
37	PAID-IN CAPITAL STOCK (NOMINAL)	4,237,672	37	4,266,883	39
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,650,335	50	5,654,760	51
39	PREMIUM ON SALES OF SHARES	3,024,421	27	2,982,646	27
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(3,885,914)**	**(34)**	**(3,748,839)**	**(34)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,076,431	53	5,689,763	52
43	REPURCHASE FUND OF SHARES	1,144,720	10	1,149,764	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(11,210,926)	(98)	(10,618,237)	(96)
45	NET INCOME FOR THE YEAR	103,861	1	29,871	0

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**

GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**533,032**	**100**	**253,285**	**100**
46	CASH	266,838	50	135,172	53
47	SHORT-TERM INVESTMENTS	266,194	50	118,113	47
18	**DEFERRED ASSETS (NET)**	**1,809,459**	**100**	**2,160,258**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	878,292	49	1,212,690	56
49	GOODWILL	877,293	48	947,568	44
50	DEFERRED TAXES	53,874	3	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,060,894**	**100**	**2,293,677**	**100**
52	FOREING CURRENCY LIABILITIES	2,560,848	84	1,780,077	78
53	MEXICAN PESOS LIABILITIES	500,046	16	513,600	22
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,195,297**	**100**	**1,255,403**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	13,506	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,195,297	100	1,241,897	99
27	**LONG-TERM LIABILITIES**	**5,271,404**	**100**	**7,528,226**	**100**
59	FOREING CURRENCY LIABILITIES	5,271,404	100.	7,520,354	100
60	MEXICAN PESOS LIABILITIES	0	0	7,872	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**33,941**	**100**	**212,153**	**100**
63	OTHER LOANS WITH COST	0	0	163,129	77
64	OTHER LOANS WITHOUT COST	33,941	100	49,024	23
31	**DEFERRED LOANS**	**508,550**	**100**	**727,619**	**100**
65	NEGATIVE GOODWILL	43,803	9	299,004	41
66	DEFERRED TAXES	463,953	91	428,615	59
67	OTHERS	794	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(11,210,926)**	**100**	**(10,618,237)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(11,210,926)	(100)	(10,618,237)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER:1 YEAR:2002
GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,201,457	3,294,447
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	5,643	6,247
76	WORKERS (*)	8,603	9,668
77	CIRCULATION SHARES (*)	448,656,986	433,541,086
78	REPURCHASED SHARES (*)	3,892,966	19,008,866

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**4,200,127**	**100**	**4,340,289**	**100**
2	COST OF SALES	2,668,082	64	2,844,110	66
3	**GROSS INCOME**	**1,532,045**	**36**	**1,496,179**	**34**
4	OPERATING	1,272,508	30	1,385,506	32
5	**OPERATING INCOME**	**259,537**	**6**	**110,673**	**3**
6	TOTAL FINANCING COST	61,314	1	59,770	1
7	**INCOME AFTER FINANCING COST**	**198,223**	**5**	**50,903**	**1**
8	OTHER FINANCIAL OPERATIONS	(34,328)	(1)	(19,718)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**232,551**	**6**	**70,621**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	85,580	2	36,865	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**146,971**	**3**	**33,756**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	5,816	0	27,604	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**152,787**	**4**	**61,360**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**152,787**	**4**	**61,360**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**152,787**	**4**	**61,360**	**1**
19	NET INCOME OF MINORITY INTEREST	48,926	1	31,489	1
20	**NET INCOME OF MAJORITY INTEREST**	**103,861**	**2**	**29,271**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,200,127**	**100**	**4,340,289**	**100**
21	DOMESTIC	1,540,639	37	1,538,668	35
22	FOREIGN	2,659,488	63	2,801,621	65
23	TRANSLATED INTO DOLLARS (***)	294,843	7	294,907	7
6	**TOTAL FINANCING COST**	**61,314**	**100**	**59,770**	**100**
24	INTEREST PAID	134,362	219	181,994	304
25	EXCHANGE LOSSES	908,233	1,481	292,040	489
26	INTEREST EARNED	17,245	28	24,754	41
27	EXCHANGE PROFITS	929,033	1,515	320,783	537
28	GAIN DUE TO MONETARY POSITION	(35,003)	(57)	(68,727)	(115)
8	**OTHER FINANCIAL OPERATIONS**	**(34,328)**	**100**	**(19,718)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(34,328)	(100)	(19,718)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**85,580**	**100**	**36,865**	**100**
32	INCOME TAX	45,787	54	25,527	69
33	DEFERED INCOME TAX	38,881	45	10,202	28
34	WORKERS' PROFIT SHARING	866	1	1,077	3
35	DEFERED WORKERS' PROFIT SHARING	46	0	59	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,200,128	4,340,290
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	17,680,022	18,018,350
39	OPERATION INCOME (**)	1,068,107	705,987
40	NET INCOME OF MAYORITY INTEREST(**)	386,747	135,004
41	NET CONSOLIDATED INCOME (**)	584,231	299,476

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**152,787**	**61,360**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	213,826	174,898
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**366,613**	**236,258**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(85,782)	(304,198)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**280,831**	**(67,940)**
6	CASH FLOW FROM EXTERNAL FINANCING	(25,189)	361,309
7	CASH FLOW FROM INTERNAL FINANCING	63,871	(61,310)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**38,682**	**299,999**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(172,585)**	**(95,581)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	146,928	136,478
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	386,104	116,807
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	533,032	253,285

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**213,826**	**174,898**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	178,484	192,207
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,231	34
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	33,111	(17,343)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(85,782)**	**(304,198)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(42,447)	(150,713)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	220,548	261,190
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(14,316)	(105,728)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(144,448)	(276,726)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(105,119)	(32,221)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(25,189)**	**361,309**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	39,151	(510,755)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	195,194	1,287,138
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(259,534)	(415,074)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**63,871**	**(61,310)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	(11,686)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	63,871	(49,624)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(172,585)**	**(95,581)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	186	304
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(154,723)	(60,243)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(18,048)	(35,642)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.64	%	1.41	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.28	%	1.47	%
3	NET INCOME TO TOTAL ASSETS (**)	2.89	%	1.39	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	22.91	%	112.01	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.87	times	0.83	times
7	NET SALES TO FIXED ASSETS (**)	1.51	times	1.46	times
8	INVENTORIES ROTATION (**)	5.57	times	5.51	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37	days	37	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.04	%	10.54	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	43.66	%	48.85	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.78	times	0.96	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	88.59	%	88.16	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.12	%	61.15	%
15	OPERATING INCOME TO INTEREST PAID	1.93	times	0.61	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.00	times	1.71	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.72	times	2.44	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.07	times	1.52	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.60	times	0.53	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.41	%	11.04	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.73	%	5.44	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.04)	%	(7.01)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.09	times	(0.37)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(65.12)	%	120.44	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	165.12	%	(20.44)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	89.65	%	63.03	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.86		$	0.31	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.00		$	0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	20.12		$	21.12	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.50	times		0.32	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.60	times		21.84	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE FIRST QUARTER 2002
(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF MARCH 31, 2002)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS
During 1Q02 GRUMA's financial results significantly improved in terms of operating income and net majority income, despite slightly lower revenues. Better financial results allowed GRUMA to improve operating profit by 135%, EBITDA by 44%, and net majority income by 248%. These increases resulted mainly from better pricing and higher sales volumes in Gruma Corporation and lower operating losses in PRODISA due to the discontinuation of its bread operations in mid-November 2001.

Consolidated Financial Highlights
(Ps millions)

	1Q02	1Q01	VAR (%)
VOLUME	823	841	(2)
NET SALES	4,200	4,340	(3)
OPERATING INCOME	260	111	135
OPERATING MARGIN	6.2%	2.5%	370 bp
EBITDA	471	327	44
EBITDA MARGIN	11.2%	7.5%	370 bp
NET MAJORITY INCOME	104	30	248
TOTAL DEBT	6,459	7,669	(16)
ROE	5.2%	2.6%	260 bp

Debt
(US$ millions)

Mar.'02	Dec.'01	VAR (%)	Mar.'01	VAR (%)
716	717	-	788	(9)

CONSOLIDATED RESULTS OF OPERATIONS
1Q02 vs. 1Q01

Net Sales
Consolidated sales volume declined 2%, mostly as a result of lower sales volume in GIMSA, which was partially offset by higher volume in Gruma Corporation. Net sales declined 3% due mainly to the discontinuation of the bread operations, the devaluation effect in Venezuela, and lower sales volume in GIMSA. Sales from foreign operations were 63% of consolidated net sales.

Operating Income
GRUMA's consolidated operating income improved 135%; Gruma Corporation's 185% increase in operating profit was the main driver of the consolidated improvement. To a lesser extent, the discontinuation of PRODISA's bread operations also contributed to the consolidated improvement.

Net Comprehensive Financing Cost

Items	1Q02	1Q01	Change	Comments
Interest expense	134	182	(48)	Lower debt levels, lower cost of debt (200 bp, from 7.5% to 5.5%) and the effect of the peso appreciation
Interest income	(17)	(25)	8	Lower domestic interest rates
FX loss (gain)	(21)	(29)	8	Peso appreciation effect
Monetary position loss (gain)	(35)	(69)	34	Lower inflation rates in all countries in which GRUMA has operations and lower net monetary liability position, which resulted partially from the impact of the peso appreciation on dollar-denominated accounts
Total	61	60	2	

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Other Expenses, Net

Other expenses, net, resulted in income of Ps 34 million, Ps 15 million higher than the Ps 20 million reported in the same period of last year, due mainly to an extraordinarily high amortization of cost over book value of some of Gruma Corporation's assets during 1Q01.

Taxes and Employee Profit Sharing

Taxes and employee profit sharing of Ps 86 million were Ps 49 million higher than in 1Q01 due primarily to better financial performance in Gruma Corporation and the absence of provisions for deferred taxes during 1Q01.

Associated Companies

GRUMA's share of net income in unconsolidated associated companies represented Ps 6 million, Ps 22 million less than in 1Q01.

Net Majority Income

GRUMA's total net income was Ps 153 million. The company reported a net majority income of Ps 104 million, Ps 74 million higher than in 1Q01, mainly derived from better performance in Gruma Corporation and PRODISA.

RESULTS BY SUBSIDIARY
1Q02 vs. 1Q01

GRUMA CORPORATION

Volume growth of 3% was driven by higher corn flour and tortilla volumes.

· Corn flour volume increased 5% due to
  o Continued conversion of U.S. tortilla manufacturers to corn flour due to stronger efforts on the part of the sales department to emphasize the benefits of corn flour over the traditional method, and
  o Better retail sales coverage through an improved network of wholesalers and distributors.
· Tortilla volume increased 2% driven by greater foodservice sales due to
  o The company's decision in 4Q01 to resume production and marketing of yellow corn products,
  o Increased exports to foreign markets, and
  o Increased business due to acquisitions made by a large customer to which Gruma Corporation is a preferred supplier.

Net sales growth of 7% (compared to a 3% volume growth) reflected

· A rollout of price increases on selected tortilla products beginning mid-April 2001, completed June 2001,
· A change in the product mix to higher-priced products (e.g., wheat tortillas), and
· A general price increase in the corn flour retail segment introduced in July 2001.

Cost of sales as a percentage of net sales improved to 53.5% from 57.1% as a result of

· Price increases in the tortilla business and in the retail corn flour operations,
· Change in the sales mix to higher-gross-margin products (e.g., wheat tortillas),
· Lower utility costs, and
· Better absorption of fixed cost due to higher sales volume.

Selling, general, and administrative expenses (SG&A) increased 2% mostly as a result of higher promotional spending in the corn flour business. As a percentage of net sales, however, SG&A declined to 37.8% from 39.6% as a consequence of the aforementioned higher net sales due principally to Gruma Corporation's brand equity.

Operating income increased 185% to Ps 166 million. Operating margin improved to 8.7% from 3.3%.

GIMSA

Sales volume declined 5% as a result of a combination of the following factors:

o A 14% decline in one-kilogram consumer retail package sales (which represent 14% of total volume), especially because this segment continued to be affected by lower sales to DICONSA, and

o A 3% decline in bulk sales (which represent 86% of total volume) as a result of an average 3% price increase implemented during 1Q02.

Net sales were 5% lower, reflecting the decline in volume, which was partially offset by slightly higher corn flour prices.

Cost of sales as a percentage of net sales improved 170 basis points, to 72.4% from 74.1%, reflecting

· A 1% decline in total integrated corn costs due primarily to lower corn market prices and, to a lesser extent, logistical efficiencies in corn procurement and extraordinary governmental support for transportation and warehousing of corn to compensate for lack of import permits;

· Lower energy costs; and

· A slight increase in corn flour prices while corn costs declined, reflecting the strength of MASECA's brand equity.

SG&A declined 1% due to

· The optimization of leasing expenses for computer equipment, and

· Lower freight expenses in connection with decreased sales to DICONSA.

Operating income increased 7% to Ps 101 million. Operating margin improved to 8.9% from 7.9%.

For additional information, see GIMSA "Management's Discussion and Analysis of Results of Operations and Financial Condition for First Quarter 2002," available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATIONS

Volume declined 2% driven mainly by lower per-capita consumption due to lower consumer purchasing power as GRUMA, like most of the participants in the Venezuelan economy, implemented strong price increases in bolívar terms during the second half of February 2002 in order to offset the negative impact of the bolívar devaluation and maintain margins.

Net sales declined 10% in peso terms, at a higher rate than the 2% volume decline, as a direct result of the devaluation effect of the bolívar, because figures for the Venezuela operations are converted from bolívars into dollars, then from dollars to pesos.

Cost of sales as a percentage of net sales increased to 72.0% from 71.5% due mainly to the aforementioned lower net sales. This fact was partially offset by efficiencies in grain inventory procurement. Cost of sales declined 9%, reflecting the effect of the bolívar devaluation.

SG&A declined 8%, reflecting the effect of the bolívar devaluation. SG&A as a percentage of net sales increased to 20.6% from 20.3% in connection with the decline in sales volume.

Operating income decreased 19% to Ps 40 million. Operating margin declined to 7.4% from 8.3%.

MOLINERA DE MÉXICO

The 1% volume increase, despite the elimination of sales to the discontinued bread operations of PRODISA, was directly related to higher bulk sales as a result of

· Initiatives to enhance sales to supermarkets in-store bakeries, and
· Improved sales force performance derived from customer segmentation by channel and greater geographical coverage.

Net sales declined 7%, as opposed to a 1% volume growth, due to

· An 8% reduction in Molinera de México's wheat flour prices as it benefited from a 10% reduction in wheat costs in connection with lower wheat prices and efficiencies in wheat procurement, and
· A slight shift in the product mix toward bulk presentation.

Cost of sales as a percentage of net sales remained basically flat at 79.1%. In spite of lower wheat costs, better wheat inventory procurement and management, and better absorption of fixed costs, cost of sales as a percentage of net sales was similar to that of 1Q01 due to the aforementioned lower wheat flour prices.

Molinera de México's SG&A continued their downward trend throughout 2001 and 1Q02. SG&A decreased 4% versus 1Q01 due to efforts to increase administrative and distribution efficiencies. As a percentage of net sales, however, SG&A increased to 20.2% from 19.5% due to the aforementioned lower wheat flour prices.

Operating income declined 54% to Ps 3 million. Operating margin declined to 0.7% from 1.4%.

GRUMA CENTRO AMÉRICA

Sales volume for 1Q02 was 9% lower than a year ago. Most of the decline resulted from

· The discontinuation of the bread operations, and
· To a lesser extent, lower corn flour volume compared to 1Q01, during which there were extraordinary corn flour sales associated with the earthquake in El Salvador (the government there donated corn flour packaged for retail sale, which it purchased from the company).

Net sales declined 10% mostly in connection with

· The aforementioned discontinuation of the bread operations,
· To a lesser extent, lower corn flour volume, and
· A shift in the product mix toward bulk presentation, which is priced lower than the package presentation.

Cost of sales as a percentage of net sales slightly increased, to 65.2% from 64.7%, due mostly to

· The discontinuation of the bread operations, which had previously contributed to gross margin, and
· Lower corn flour volume (corn flour is Gruma Centro América's most profitable business).

SG&A decreased 15% due mainly to the discontinuation of the bread operations in November 2001.

Operating loss declined to Ps 0.2 million from Ps 4 million as a result of the aforementioned lower SG&A in connection with the discontinuation of the bread operations.

PRODISA

Sales volume was 52% lower driven principally by the discontinuation of the bread operations in November 2001. Additionally, tortilla sales volume also declined as a result of increased competition from tortilla makers distributing warm corn and wheat flour tortillas.

Net sales declined 60%, reflecting the lower sales volumes.

Cost of sales as a percentage of net sales increased to 71.5% from 68.3% due to the discontinuation of the bread operations, as the bread operations enjoyed higher gross margins than tortillas.
PRODISA reported a reduction of 62% in SG&A due to the discontinuation of bread operations.
Operating loss declined to Ps 24 million from Ps 61 million as a result of the aforementioned lower SG&A in connection with the discontinuation of the bread operations.

OTHER AND ELIMINATIONS

Operating loss was 61% lower due to the restructuring of the corporate offices and efforts to reduce administrative expenses.

FINANCIAL POSITION
March 2002 vs. December 2001
Balance-Sheet Highlights

Total assets were Ps 20,248 million, Ps 367 million, or 2%, lower than in the previous quarter, reflecting primarily

- Lower grain inventories in GIMSA and the Venezuela operations due to the consumption of grains following the end of the crop season (typically, the fourth quarter is when these subsidiaries build most of their grain inventories), and
- Lower property, plant, and equipment (PPE) mainly as a result of the peso appreciation effect on Gruma Corporation's PPE.

Total liabilities were Ps 8,841 million, representing a decrease of Ps 419 million, or 5%, due to

- Lower accounts payable related to the end of the crop season, and
- Lower debt in peso terms due to the peso appreciation effect. In peso terms debt declined 2%, while in dollar terms it remained basically flat.

Stockholders' equity as of March 31, 2002, totaled Ps 11,407 million, Ps 52 million higher than the balance as of December 31, 2001.

Debt Profile

Although GRUMA's total debt remained flat versus December 2001, cash balances increased to US$60 million. The company expects to use this cash to pay down part of the US$100-million amortization due February 2003. Compared to a year ago, GRUMA reduced its total debt by US$72 million, significantly improving its debt ratios.
As of March 2002, 96% of GRUMA's debt was dollar denominated; 4% was bolivar denominated, which represented US$29 million. Approximately US$20 million of the bolivar-denominated debt bears a fixed interest rate of 20%.

Total Debt(US$ millions)

	Mar'02	% total	Dec'01	% total	Mar'01	% total
Short-term debt	135	19	37	5	22	3
Long-term debt	581	81	680	95	766	97
Total debt	716	100	717	100	788	100
Weighted-average cost of debt	5.5%		5.3%		7.5%	

Schedule of Debt Amortizations
Debt Amortizations
(US$ millions)

	ST	2003	2004	2005	2006	2007...	Total
Yankee bond						250	250

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Syndicated loan 100 300 400
Private placement 1 1 1 1 1 14 19
Other 34 3 10 47
TOTAL 135 1 304 1 1 274 716

Debt Ratios
1Q02 4Q01 1Q01
Last twelve months
Debt/EBITDA 3.1 3.4 4.8
EBITDA/net interest expense 4.2 3.6 2.4
Annualized
Debt/EBITDA 3.4 2.9 5.9
EBITDA/net interest expense 3.5 4.1 1.8

INVESTMENT PROGRAM
In 1Q02, GRUMA's investments were Ps 97 million and were mostly applied to maintenance and upgrades, especially in Gruma Corporation.

FINANCIAL RATIOS
Operational Ratios
1Q02 4Q01 1Q01
Accounts receivable outstanding (days to sales) 43 41 42
Inventories turnover (days to cost of sales) 67 75 66
Net working capital turnover (days to sales) 62 57 65
Asset turnover (total assets to sales) 1.2 1.1 1.2

Profitability Ratios
1Q02 % 4Q01% 1Q01%
ROA 2.8 2.3 1.4
ROE 5.2 4.4 2.6
ROIC 4.3 3.8 3.1

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The principal subsidiaries included in the consolidation are the following:

	% of ownership
Gruma Corporation and subsidiaries	100.00
Grupo Industrial Maseca, S.A. de C.V. and subsidiaries	83.18
Molinos Nacionales, C.A.	95.00
Derivado de Maíz Seleccionado, C.A.	50.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00
Gruma Centro América, S.A. and subsidiaries	100.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00
Asesoría de Empresas, S.A. de C.V.	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V.	100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. and subsidiaries	100.00

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements, and reported amounts of revenues, costs and expenses during the reporting years. Actual results may differ from these estimates.

FOREIGN CURRENCY TRANSLATION
Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of March 31, 2002, as follows:
Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index ("GCPI") of the foreign country, which reflects the change in purchasing power of the local-currency in which the subsidiary operates.
Once financial statements are restated, assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. The stockholder's equity is translated to Mexican pesos applying the exchange rate in effect at the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred. The effects of translation are recognized as a component of equity entitled "Foreign Currency Translation Adjustments".

RECOGNITION OF THE EFFECTS OF INFLATION
The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant currencies of purchasing power as of March 31, 2002, determined as follows:
· For comparability purposes, the financial statements as of and for the year ended March 31, 2001 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by

country for that year and the corresponding inflation and exchange rate fluctuations during that year.

· The consolidated statements of income and of stockholders' equity for the year ended March 31, 2002 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

· The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.

The methodology used to restate financial statement items is as follows:

Restatement of non-monetary assets

Inventory and cost of sales are restated using the estimated replacement cost method. As set forth in , property, plant and equipment, net, is restated using the National Consumer Price Index ("NPCI") factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GPCI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

Restatement of common stock, additional paid-in capital and retained earnings

This restatement reflects the amounts necessary to maintain the stockholder's investment at the original purchasing power amounts, and it is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred, and is included within the related stockholders' equity captions.

Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI and GCPI factors for foreign subsidiaries.

Monetary position gain (loss)

Monetary position gain (loss) represents the inflationary effect, measured by NCPI and GCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factor, prior to the translation to Mexican pesos.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising from foreign currency denominated liabilities, which are accounted for as a hedge of the Company's net investment in foreign subsidiaries, and are recognized as a component of equity under "Foreign currency translation adjustments".

CASH EQUIVALENTS
All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

INVENTORIES AND COST OF SALES
Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is determined by the last purchase price, the first-in, first-out method and the last production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

INVESTMENT IN COMMON STOCK
Investments in common stock with ownership between 10% and 50% of the investees' voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment are restated utilizing the NCPI factors, except for machinery and equipment of foreign origin which is restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

	Years
Buildings..................................	30 - 53
Machinery and equipment..................	3 - 27

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in "Other income, net".

Direct internal and external costs related to the development of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

INTANGIBLE ASSETS, NET
Intangible assets are restated using NCPI factors. Amortization expense is

computed on the restated values using the straight-line method, over a period of 5 to 20 years.

The covenants not to compete are restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period of 20 years.

Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as pre-operating expenses. This capitalization stage concludes when the Company begins its commercial activities. Pre-operating expenses are restated using the NCPI factor and amortized using the straight-line method over a period not to exceed 12 years.

The excess of cost over book value and the excess of book value over cost of subsidiaries and associated companies acquired are restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 5 and 20 years for the excess of book value over cost and for the excess of cost over book value, respectively.

Debt issuance costs are capitalized and amortized over the term of the related debt.

LONG-LIVED ASSETS
The Company evaluates the carrying value of long-lived assets to be held and used, including property, plant and equipment, goodwill, pre-operating expenses and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income for the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of. As of March 31, 2002, the Company's management believes there is no impairment in the carrying value of long-lived assets.

SENIORITY PREMIUM PLANS AND INDEMNITIES
Seniority premium to which Mexican personnel are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

FINANCIAL INSTRUMENTS
Effective January 1, 2001, the Company adopted the provisions established by the Bulletin C-2 "Financial Instruments", issued by the Mexican Institute of Public Accountants, which provides guidance for recognizing, measuring and disclosing information about financial assets and liabilities, including accounting for certain hedging transactions.
The accounting treatment use by the Company for the financial operations of 2001, are as follows:

· The Company hedges a portion of its production requirements through commodity futures contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, soybeans, oils and gas which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. Unrealized gains or losses on open futures contracts are not recognized in the financial statements until futures contracts are settled. Realized gains or losses are recognized as a cost production as the inventory was used.

· The Company uses derivative financial instruments as interest rate swap, for the purpose hedging a portion of its log-term debt, in order to reduce the risk created by interest rate fluctuations.

· The Company has entered into an Equity Swap agreement of its own shares. On the maturity date, the Company will receive or pay the difference between the value of the shares under the contract price and market value, and are recognized as a component of equity. Additionally the Company has the option to repurchase its own shares at market value on the maturity date.

· The Company uses derivative financial instruments as call options of its own shares. On maturity date, the Company has the right to repurchase its own shares at a nominal value on that date.

The derivative financial operations described above have different types of risks. The main risks are related with their market operations, interest and exchange rates, and other market's credit and liquidity risks. Therefore, the intention of the Company is to hedge these risks.

REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by the Company's customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

Income taxes and employees' statutory profit sharing are recorded based on the comprehensive asset and liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities at the date of the financial statements.

EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

INTEGRAL (LOSS) INCOME

As of January 1, 2001, the Company adopted the provisions established by the Bulletin B-4 "Comprehensive Income", issued by the Mexican Institute of Public Accountants. This bulletin requires that the various items making up the capital gains (losses) during the year be shown in the statement of stockholders' equity under the item of comprehensive income. Therefore, the Company has restated the statement of stockholders' equity as of December 31, 2000 for comparability purpose.

CHANGE OF INCOME TAX RATE - SUBSEQUENT EVENT

In Mexico, as a result of the amendments to the Income Tax Law approved on

January 1, 2002, beginning in 2003, the income tax rate of 35% will be reduced annually to a nominal rate of 32% in 2005.
Under the provisions of the Bulletin D-4 "Accounting treatment of Income Tax, Asset Tax, and Statutory Employee's Profit Sharing", require the deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be reversed.
The Company estimates that THE cumulative effect will reduce the net liability for deferred income tax of approximately Ps.42,632 wITH credit to the results of 2002.

RECENT ACCOUNTING PRONOUNCEMENTS
In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, "Liabilities, Provisions, Contingent Assets and liabilities and Commitments", which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12 "Contingencies and Commitments". The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Among other things, the Bulletin establishes where they may or may not be derecognized such as in the event of extinguishments, restructurings or conversions to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.
In addition, in December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, "Intangible assets", which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 establishes guidelines to deferred research and development costs and pre-operating costs. Also, BULLETIN C-8 establishes the rules for the amortization of intangible assets. The provision of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUMA CENTROAMERICA	INVESTMENT IN COMMON STOCK	1,529,259	100.00	897,963	861,966
2 GRUMA CORPORATION	P.AND D.OF CORN FLOUR	306,234	100.00	1,872,948	4,154,525
3 GRUPO INDUSTRIAL MASECA, S.A. DE C.V.	P.AND D.OF CORN FLOUR	763,962,230	83.18	309,366	4,008,133
4 ASESORIA DE EMPRESAS, S.A. DE C.V.	SERVICES CORPORATION	1,070,000	99.99	561,156	139,654
5 MOLINERA MEXICO, S.A. DE C.V.	P.AND D.OF WHEAT FLOUR	508,378,245	60.00	899,908	978,885
6 INMOBILIARIA RESID. SAN PEDRO, S.A. DE C.V.	INVESTMENT IN COMMON STOCK	796,160	100.00	81,117	212,804
7 INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V	TECHNOLOGY DEVELOPMENT	824,799	99.97	78,049	(141,585)
8 PRODUCTOS Y DISTRIBUIDORA AZTECA S.A. DE C.V.	INVESTMENT IN COMMON STOCK	12,376,207	100.00	1,889,864	595,534
9 MOLINOS NACIONALES C.A.	P.AND D.OF CORN AND WHEAT FLOUR	6,493,960	95.00	1,338,203	1,323,648
10 DERIVADOS DE MAIZ SELECCIONADO C.A.	P.AND D.OF CORN AND WHEAT FLOUR	7,105,500,000	50.00	90,948	108,691
11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	191,736	188,220
TOTAL INVESTMENT IN SUBSIDIARIES				**8,211,258**	**12,430,475**
ASSOCIATEDS					
1 GRUPO FINANCIERO BANORTE	SYSTEM FINANCIAL	54,776,624	11.11	0	1,095,084
2 HARINERA MONTERREY, S.A. DE C.V.	P.AND D. OF WHEAT FLOUR	1	40.00	0	102,208
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**1,197,292**
OTHER PERMANENT INVESTMENTS					**20,180**
TOTAL					**13,647,947**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**GRUMA** QUARTER: 1 YEAR: **2002**
GRUMA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) *REVALUATION* (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,979,960	415,137	1,564,823	1,804,899	500,054	2,869,668
MACHINERY	6,209,340	2,138,761	4,070,579	6,449,230	2,789,869	7,729,940
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,189,300**	**2,553,898**	**5,635,402**	**8,254,129**	**3,289,923**	**10,599,608**
NOT DEPRECIATION ASSETS						
GROUNDS	359,837	0	359,837	537,420	0	897,257
CONSTRUCTIONS IN PROCESS	180,913	0	180,913	5,349	0	186,262
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**540,750**	**0**	**540,750**	**542,769**	**0**	**1,083,519**
TOTAL	**8,730,050**	**2,553,898**	**6,176,152**	**8,796,898**	**3,289,923**	**11,683,127**

STOCK EXCHANGE CODE: GRUMA
GRUMA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
WACHOVIA	01/06/1998	6.30	0	0	0	0	0	0	0	0	0	54	0	0	0	0
JOHN HANCOCK	19/01/1994	7.96	0	0	0	0	0	0	0	0	0	8,930	9,660	10,463	11,329	132,838
SAN ANTONIO I.D.B.	03/11/1994	3.80	0	0	0	0	0	0	0	0	0	0	0	0	0	36,937
HOUSTON I.D.B.	29/11/1994	3.80	0	0	0	0	0	0	0	0	0	0	0	0	0	58,089
CARL HUGHES	23/07/1999	7.00	0	0	0	0	0	0	0	0	0	560	604	640	686	3,058
IOS CAP. LEASE	01/08/1998	5.60	0	0	0	0	0	0	0	0	0	1,245	0	0	0	0
BANCO INARCO	25/09/2001	3.92	0	0	0	0	0	0	0	0	45,104	0	0	0	0	0
BANCO VENEZOLANO	15/03/2002	24.87	0	0	0	0	0	0	0	0	10,084	0	0	0	0	0
BANCO MERCANTIL	21/03/2002	24.87	0	0	0	0	0	0	0	0	20,168	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	05/03/2002	66.00	0	0	0	0	0	0	0	0	14,117	0	0	0	0	0
BANCO DE VENEZUELA	15/08/2001	19.50	0	0	0	0	0	0	0	0	73,541	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	27/03/2002	55.00	0	0	0	0	0	0	0	0	8,067	0	0	0	0	0
BANCO VENEZOLANO	04/03/2002	66.00	0	0	0	0	0	0	0	0	14,117	0	0	0	0	0
BANCO VENEZOLANO	27/03/2002	59.00	0	0	0	0	0	0	0	0	14,117	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	15/08/2001	19.75	0	0	0	0	0	0	0	0	73,582	0	0	0	0	0
BANCO DEL CARIBE	23/11/2001	23.00	0	0	0	0	0	0	0	0	5,042	0	0	0	0	0
BANCO DEL CARIBE	28/12/2001	23.00	0	0	0	0	0	0	0	0	10,084	0	0	0	0	0
BANCO DE VENEZUELA	26/12/2001	23.00	0	0	0	0	0	0	0	0	21,176	0	0	0	0	0
UNSECURED DEBT																
AFIN SECURITY (EUROBONO)	09/10/1997	7.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,255,000
BANK OF AMERICA	16/02/2001	3.68	0	0	0	0	0	0	0	0	0	902,000	2,706,000	0	0	0
DEVENTURES	01/07/1996	4.30	0	0	0	0	0	0	0	0	0	0	0	12,159	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	309,179	912,789	2,716,264	23,262	12,015	2,485,922

73

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			476,583	0	143,583	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			476,583	0	143,583	0	0	0	0	0	0	0	0	0	0	0
VARIOS			0	0	1,195,297	0	33,941	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0	1,195,297	0	33,941	0	0	0	0	0	0	0	0	0
			476,583	0	1,338,880	0	33,941	0	0	0	309,179	912,789	2,716,264	23,262	12,015	2,485,922

NOTES

RATE OF EXCHANGE:
9.02 MEXICAN PESOS FOR DOLLAR
350.10 COSTA RICAN COLONS FOR DOLLAR
894.50 VENEZUELAN BOLIVARS FOR DOLLAR

74

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**

GRUMA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	3	27	0	0	27
OTHER	0	0	0	0	0
TOTAL	**3**	**27**			**27**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	28,871	260,421	0	0	260,421
INVESTMENTS	12	105	0	0	105
OTHER	9,018	81,345	0	0	81,345
TOTAL	**37,901**	**341,871**			**341,871**
NET BALANCE	**(37,898)**	**(341,844)**			**(341,844)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**105,204**	**948,943**	**67,240**	**606,505**	**1,555,448**
LIABILITIES POSITION	**820,610**	**7,401,900**	**74,253**	**669,762**	**8,071,662**
SHORT TERM LIABILITIES POSITION	112,196	1,012,005	71,712	646,843	1,658,848
LONG TERM LIABILITIES POSITION	708,414	6,389,895	2,541	22,919	6,412,814
NET BALANCE	**(715,406)**	**(6,452,957)**	**(7,013)**	**(63,257)**	**(6,516,214)**

NOTES

RATE OF EXCHANGE:
9.02 MEXICAN PESOS FOR DOLLAR
350.10 COSTA RICAN COLONS FOR DOLLAR
894.50 VENEZUELAN BOLIVARS FOR DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,673,785	2,243,755	569,970	0.01	5,130
FEBRUARY	1,891,755	2,482,240	590,485	0.00	0
MARCH	1,788,390	2,221,661	433,271	0.00	1,603
ACTUALIZATION:	0	0	0	0.00	169
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	28,101
OTHER	0	0	0	0.00	0
TOTAL					**35,003**

NOTES

STOCK EXCHANGE CODE: **GRUMA, S.A. DE C.V.**

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GRUPO INDUSTRIAL MASECA Y	PRODUCTION AND DISTRIBUTION	0	0
SUBSIDIARIAS, S.A. DE C.V.	OF CORN FLOUR	2,345,400	57
19 PLANTAS		0	0
--		0	0
GRUMA CENTROAMERICA:		0	0
4 PLANTAS	PRODUCTION AND DISTRIBUTION	126,000	83
--	OF CORN FLOUR	0	0
OTROS PRODUCTOS	TORTILLA,PALMITO AND RICE	82,000	50
--		0	0
--		0	0
GRUMA VENEZUELA:	PRODUCTION AND DISTRIBUTION	1,023,000	45
13 PLANTAS	OF CORN FLOUR,WEATH FLOUR,	0	0
--	RICE AND OATS	0	0
--		0	0
GRUMA CORPORATION Y SUBS.	PRODUCTION AND DISTRIBUTION	1,311,000	78
19 PLANTAS	OF CORN FLOUR, TORTILLA AND BREAD	0	0
--		0	0
MOLINERA DE MEXICO Y SUBS.	PRODUCTION AND DISTRIBUTION	978,720	72
9 PLANTAS	OF WEATH FLOUR	0	0
--		0	0
PRODUCTOS Y DISTRIBUIDORA	PRODUCTION AND DISTRIBUTION	14,000	45
AZTECA Y SUBS.	OF TORTILLA MANUFACTURE	0	0
2 PLANTAS		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST	COST PRODUCTION (%)
GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBS.					
MAIZ	AGRICULTORES, EJIDATARIOS,	MAIZ	BARTLET & CO. CARGILL AMERICAS, INC. THE SHOULER INC.	NO	61.00
--					
GRUMA CENTROAMERICA					
MAIZ	PRODUCTORES	MAIZ	A.D.M. - USA	SI	80.00
ARROZ	PRODUCTORES	ARROZ	A.D.M. - USA	SI	80.00
PALMITO	FINCAS PROPIAS				80.00
TRIGO	FACAHSA				26.00
--					
GRUMA VENEZUELA					
MAIZ	PRODUCTORES				83.00
ARROZ	PRODUCTORES				94.00
--		TRIGO	A.D.M. - USA	NO	90.00
PRODUCTOS Y DISTRIBUIDORA AZTECA, S.A. DE C.V. Y SUBS.					
--					
TRIGO:					
HARINA DE TRIGO	Molinera de México				
--	Molinos Azteca				62.89
MANTECA	Aceites y Grasas/Dist.Soba				
BICARBONATO	Dermet de México				
BOLSAS	Peliculas Plásticas/Plemsa				17.18
MAIZ:					
HARINA DE MAIZ	Molinera de México				
--	Harinera de Maiz de Mexicali			NO	74.28
CONSERVADOR LIQUIDO	Kemin				
BOLSAS	Peliculas Plásticas/Plemsa				7.92
PLASTINUDOS	Mercantil Corma				
FRITURA:					
Harina Taco SHELL	Harinera de Maiz de Mexicali				48.67
--	Molinos Azteca				
Sal	Productos Picantes				
Colorante Amarillo	Representaciones Ibarra				
Bolsas	Peliculas Plásticas/Plemsa				17.17
MOLINERA DE MEXICO, S.A. DE C Y SUBS.					
TRIGO	AGRICULTORES	TRIGO	ADM MILLING CO.	NO	81.00
--	EJIDATARIOS		JAMES RICHARDSON INTL LIMITE		
--			CARGILL DE MEXICO, SA DE CV		
--			ATTEBURY GRAIN INC. FARMLAND INDUSTRIES INC. CONTINENTAL GRAIN SCOULAR		
GRUMA CORPORATION Y SUBS.					
MASECA	AZTECA MILLING				34.00
MAIZ	BARTLET, PIONEER				53.00
--	AGRICULTORES				

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	356,991	820,149	339,927	1,126,881	70.00	MASECA	TORTILLERIAS, TIEN AUTOSERVICIOS
TORTILLA MAIZ	1,934	5,644	1,822	11,406	28.00	MISION	TIENDAS DE CONVENIE
TORTILLA TRIGO	961	4,309	861	11,669	29.00	MISION	TIENDAS DE CONVENIE
FRITURA	918	9,569	902	9,474	43.00	MISION	TIENDAS DE CONVENIE
HARINA DE TRIGO	133,591	255,984	122,389	357,180		DILUVIO,MTY.SELECTA	TIENDAS DE AUTOSER
SERVICIOS Y OTROS				24,029			TIENDAS DE AUTOSER
TOTAL		1,095,655		1,540,639			

80

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS CENTRO Y							
HARINA DE MAIZ Y TR			129,130	585,826	C. Y S.AMERICA	MASECA,MASA RICA	AUTOSERVICIOS
TORTILLA			3,086	31,154			
PALMITO (cajas Eq.)			189,293	34,979	EUROPA	GIGANTE VETDE	GIGANTE VETDE
TOSTY			622	8,217	C. Y S.AMERICA	TOSTY	DETALLISTAS
ARROZ (quintales)			8,041	39,232	C. Y S.AMERICA	LUISIANA	AUTOSERVICIOS
AVENA			4,193	53,728	S.AMERICA		
PRODUCTOS E.E.U.U.:							
HARINA DE MAIZ			80,708	368,055	E.U.A.	GUERRERO, MISSION	PUBLICO EN GRAL.
TORTILLA,CHIPS,SHEL			130,912	1,538,268	E.U.A.	GUERRERO, MISSION	PUBLICO EN GRAL.
SERVICIOS Y OTROS				29			
TOTAL				2,659,488			

NOTES

81

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	42,609,669
Number of shares Outstanding at the Date of the NFEA: (Units)	441,725,086

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002	43,190,732
Number of shares Outstanding at the Date of the NFEA: (Units)	448,656,986

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : ***0000***	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	448,656,986			448,656,986	4,237,672	
TOTAL			**448,656,986**	**0**	**0**	**448,656,986**	**4,237,672**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
448,656,986
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 4 ORDINARY SHARES FOR 1 ADR
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	3,892,966	9.13000	10.00000

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **1** YEAR: **2002**
GRUMA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. JUAN A. QUIROGA GARCIA **DIRECTOR CORPORATIVO**	**ING. ROGELIO SANCHEZ MARTINEZ** **SUB-DIRECTOR FINANZAS CORPORATIVAS**

SAN PEDRO GARZA GARCIA, NL, AT MAY 14 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GRUMA DATE: 09/05/2002

ISSUING'S GENERAL INFORMATION

FIRM:	GRUMA, S.A. DE C.V.
ADDRESS:	RIO DE LA PLATA 407 OTE COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	(81) 8335-99-00
FAX:	(81) 8399-33-59
E-MAIL:	administration@gruma.com
INTERNET ADDRESS:	www.gruma.com

ISSUING'S TAX INFORMATION

COMPANY'S R.F.C.:	GRU8109021E3
ADDRESS:	RIO DE LA PLATA 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL

RESPONSIBLE FOR PAYMENT

NAME:	ING. ROGELIO SANCHEZ MARTINEZ
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59

OFFICIALS' INFORMATION

MSE POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN
NAME:	MR. ROBERTO GONZALEZ BARRERA
ADDRESS:	PASEO DE LA REFORMA 300 COL. CUAUHTEMOC
CODE ZONE:	06500
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (55) 5227-4717
FAX:	01 (55) 5207-5587
E-MAIL ADDRESS:	roberto_gonzalez@gruma.com

MSE POSITION:	CHIEF OF STAFF
POSITION:	CHIEF OF STAFF
NAME:	-- NOT AVAILABLE--
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE

CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-00
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	administracion@gruma.com

MSE POSITION:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. RAUL CAVAZOS MORALES
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-13
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	raul_cavazos@gruma.com

MSE POSITION:	RESPONSIBLE FOR QUARTERLY FINANCIAL INFORMATION SENDING
POSITION:	VICEPRESIDENT CORPORATE FINANCE
NAME:	ING. ROGELIO SANCHEZ MARTINEZ
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	rogelio_sanchez@gruma.com

MSE POSITION:	RESPONSIBLE LEGAL AREA
POSITION:	GENERAL COUNCEL
NAME:	LIC. SALVADOR VARGAS GUAJARDO
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	salvador_vargas@gruma.com

MSE POSITION:	BOARD SECRETARY
POSITION:	GENERAL COUNCEL
NAME:	LIC. SALVADOR VARGAS GUAJARDO
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	salvador_vargas@gruma.com

MSE POSITION:	INVESTOR RELATIONS
POSITION:	INVESTOR RELATIONS
NAME:	C.P. LILIA GOMEZ DELGADILLO
ADDRESS:	CALZADA DEL VALLE 407 OTE. COL. DEL VALLE

CODE ZONE:	66220
CITY AND STATE:	SAN PEDRO GARZA GARCIA, NL
TELEPHONE:	01 (81) 8399-33-24
FAX:	01 (81) 8399-33-59
E-MAIL ADDRESS:	lilia_gomez@gruma.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GRUMA **FECHA : 24/04/2002** 18:11
GRUMA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **B**

CARGO : PRESIDENTE

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DON ROBERTO GONZALEZ BARRERA

CARGO : CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR ALLEN ANDREAS .

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO GONZALEZ MORENO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR CRAIG HAMLIN .

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. CARLOS HANK RHON

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO HERNANDEZ RAMIREZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DON JUAN MANUEL LEY LOPEZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DR. EDUARDO LIVAS CANTU

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. BERNARDO QUINTANA ISAAC

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. ALFONSO ROMO GARZA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ADRIAN SADA GONZALEZ

CARGO : CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. JOSE FRANCISCO CASTELLO SAENZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. JAIME COSTA LAVIN

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DR. JUAN DIEZ-CANEDO RUIZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE MA. GONZALEZ LORDA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. ROMAN MARTINEZ MENDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GRUMA **FECHA : 24/04/2002** **18:11**
GRUMA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. JUAN ANTONIO QUIROGA GARCIA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. OTHON RUIZ MONTEMAYOR

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. EDGAR VALVERDE RUBISEWZKI

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JAVIER VELEZ BAUTISTA

CARGO : COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : CP HUGO LARA SILVA

CARGO : COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : CP CARLOS ARREOLA ENRIQUEZ

CARGO : SECRETARIO PROPIETARIO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC SALVADOR VARGAS GUAJARDO

CARGO : SECRETARIO SUPLENTE

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : 0000

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC ROGELIO SANCHEZ GARCIA

ITEM 3

ENGLISH-LANGUAGE SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 30, 2002

EXHIBIT A. ENGLISH-LANGUAGE VERSION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

SUMMARY

OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A. DE C.V.

The one that subscribes this document, being the Alternate Secretary to the Board of Directors of GRUMA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 30, 2002 adopted the resolutions that are summarized as follows:

FIRST: Approved the report and the financial statements presented to the shareholders by the Board of Directors of GRUMA, S.A. DE C.V., regarding the Fiscal Year from January 1 through December 31, 2001, based on the report issued by the Examiner. Attached hereto as Exhibit "A" is the English version of such financial statements,

SECOND: Approved the proposal for the application of results, as follows:

1. Increase the legal reserve to the amount of $15'637,650.00 (FIFTEEN MILLION, SIX HUNDRED THIRTY-SEVEN THOUSAND, SIX HUNDRED FIFTY MEXICAN PESOS 00/100), which represents five per cent of the net earnings, as set forth by article 20 of the General Law of Mercantile Corporations.
2. The remaining amount of the earnings, that is, the sum of $297'115,350.00 (TWO HUNDRED NINETY-SEVEN MILLION, ONE HUNDRED FIFTEEN THOUSAND, THREE HUNDRED FIFTY MEXICAN PESOS 00/100), will be registered in the account of retained earnings.

THIRD: Elected the Directors and the Chairman, Secretary and Examiner, Proprietary and Alternates and approved their compensation per their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	**ALTERNATES DIRECTORS**
ROBERTO GONZALEZ BARRERA	JAIME COSTA LAVIN
ROBERTO GONZALEZ MORENO	JUAN A. QUIROGA GARCIA
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
CARLOS HANK RHON	EDGAR VALVERDE RUBIZEWSKY
ADRIAN SADA GONZALEZ	MANUEL GÜEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	SERGIO GARCIA BOULLE
ROMAN MARTINEZ MENDEZ	RAUL CAVAZOS MORALES
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAINO
G ALLEN ANDREAS	DAVID J. SMITH
PAUL B. MULHOLLEM	DOUGLAS J. SCHMALZ

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.

MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as Alternate.

MR. HUGO LARA SILVA was appointed as Proprietary Examiner and MR. CARLOS ARREOLA ENRIQUEZ as Alternate.

The Directors' and Examiners' compensation per attendance to the Board Meetings was approved.

FOURTH: Approved as the maximum amount of funds that can be destined to the purchase of the company's own shares, the amount of MxP$650'000,000.00 (SIX HUNDRED FIFTY MILLION PESOS WITH 00/100) and the shareholders' were informed that the applicable regulation for the transactions regarding the buying of own shares, established by Regulation ("Circular") 11-34 by the "Comisión Nacional Bancaria y de Valores" have been complied with.

FIFTH: Appointed the members of the Audit Committee and their compensation was determined.

SIXTH: Appointed the special delegates for the formalization of the resolutions adopted by the meeting.

Monterrey, N.L. April 30, 2002

MR. ROGELIO SANCHEZ GARCIA
ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS

EXHIBIT “A”

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
AND REPORT OF INDEPENDENT ACCOUNTANTS

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

CONTENTS

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2001)
(Notes 1 and 2)

	2001	2000
ASSETS		
Current:		
Cash and cash equivalents	Ps. 386,104	Ps. 116,807
Restricted cash (Note 11)	2,586	6,363
Notes and accounts receivable, net (Note 3)	2,381,814	2,641,729
Refundable taxes (Note 3)	215,703	184,264
Inventories (Note 4)	2,351,993	2,448,800
Prepaid expenses	134,715	155,494
Total current assets	5,472,915	5,553,457
Investment in common stock of associated companies (Note 5)	1,157,628	1,127,784
Property, plant and equipment, net (Note 6)	11,876,190	12,594,114
Intangible assets, net (Note 7)	899,510	1,245,516
Excess of cost over book value of subsidiaries acquired, net	901,253	1,009,306
Other assets (Note 8)	307,766	294,447
Total assets	Ps. 20,615,262	Ps. 21,824,624
LIABILITIES		
Current:		
Bank loans (Note 9)	Ps. 323,960	Ps. 652,820
Current portion of long-term debt (Note 9)	11,087	630,576
Trade accounts payable	813,441	1,167,842
Accrued liabilities and other accounts payable	1,316,764	1,300,148
Income taxes payable	31,672	-
Employees' statutory profit sharing payable	14,702	6,560
Total current liabilities	2,511,626	3,757,946
Long-term debt (Note 9)	6,244,036	5,860,905
Deferred income taxes (Note 14)	307,748	290,137
Deferred employees' statutory profit sharing (Note 14)	48,628	50,269
Other liabilities	46,689	48,333
Total long-term liabilities	6,647,101	6,249,644
Total liabilities	9,158,727	10,007,590
Excess of book value over cost of subsidiaries acquired, net	100,957	366,025
Contingencies and commitments (Note 11)		
STOCKHOLDERS' EQUITY		
Majority interest (Note 12):		
Common stock	4,237,321	4,266,883
Restatement of common stock	5,530,058	5,534,070
	9,767,379	9,800,953
Additional paid-in capital	2,987,239	2,946,364
	12,754,618	12,747,317
Deficit from restatement	(10,373,501)	(10,387,111)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing	(175,471)	(175,471)
Retained earnings (Note 12-C):		
Prior years	6,815,981	6,395,411
Net income for the year	312,753	233,828
Foreign currency translation adjustments (Note 12-E)	(346,753)	194,796
Total majority interest	8,987,627	9,008,770
Minority interest	2,367,951	2,442,239
Total stockholders' equity	11,355,578	11,451,009
	Ps. 20,615,262	Ps. 21,824,624

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2001, except per share amounts)
(Notes 1 and 2)

	2001	2000
Net sales	Ps. 17,820,184	Ps. 18,273,660
Cost of sales	(11,237,645)	(11,649,998)
Gross profit	6,582,539	6,623,662
Selling, administrative and general expenses	(5,663,296)	(5,806,998)
Operating income	919,243	816,664
Comprehensive financing cost, net:		
Interest expense	(631,355)	(792,791)
Interest income	87,639	147,504
Monetary position gain, net	169,430	222,485
Foreign exchange gain (loss), net (Note 15-A)	94,172	(57,898)
	(280,114)	(480,700)
Other income, net (Note 13)	65,384	35,966
Income before income taxes, employees' statutory profit sharing, equity in earnings of associated companies and minority interest	704,513	371,930
Income taxes (Note 14):		
Current	(173,385)	(148,987)
Deferred	(86,403)	127,380
	(259,788)	(21,607)
Employees' statutory profit sharing (Note 14):		
Current	(13,510)	(5,417)
Deferred	1,272	5,862
	(12,238)	445
Income before equity in earnings of associated companies and minority interest	432,487	350,768
Equity in earnings of associated companies, net	60,310	64,023
Income before minority interest	492,797	414,791
Minority interest	(180,044)	(180,963)
Majority net income for the year	Ps. 312,753	Ps. 233,828
Earnings per share (pesos)	Ps. 0.72	Ps. 0.54
Weighted average shares outstanding (thousands)	433,235	435,515

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2001, except number of shares)
(Notes 1 and 2)

	Common stock (Note 12-A)					Retained earnings (Note 12-C)					
	Number of shares (thousands)	Amount	Additional paid-in capital	Deficit from restatement	Cumulative effect of deferred income taxes and employees' statutory profit sharing	Prior years	Net (loss) income for the year	Foreign currency translation adjustments (Note 12-E)	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 1999….	436,462	Ps. 9,758,053	Ps. 3,042,575	Ps.(9,628,451)	Ps. -	Ps. 6,501,537	Ps. (301,306)	Ps. 379,164	Ps. 9,751,572	Ps. 2,737,856	Ps. 12,489,428
Appropriation of prior year net loss………………………………..						(301,306)	301,306		-	-	-
Minority interest dividends …………									-	(22,597)	(22,597)
Net sales of Company's common stock………………………………..	2,314	44,122	(94,033)			52,589			2,678	1,500	4,178
Executive stock purchase plan……..		(1,222)	(2,178)						(3,400)	-	(3,400)
Operations of own shares…………..						(7,584)			(7,584)	-	(7,584)
Issuance of subsidiaries' stock……..									-	203,187	203,187
Decrease in minority interest……….									-	(435,444)	(435,444)
	2,314	42,900	(96,211)			(256,301)	301,306		(8,306)	(253,354)	(261,659)
Comprehensive income (loss):											
Cumulative effect of a change in an accounting principle for deferred income tax and employees' statutory profit sharing…………………………					(175,471)				(175,471)	(219,803)	(395,274)
Recognition of inflation effects for the year…………………………				(758,660)		150,174			(608,485)	(3,422)	(611,908)
Foreign currency translation adjustments……………………..								(184,368)	(184,368)	-	(184,368)
Net income for the year………..							233,828		233,828	180,962	414,790
Comprehensive loss for the year……				(758,660)	(175,471)	150,174	233,828	(184,368)	(734,496)	(42,263)	(776,760)
Balances at December 31, 2000….	438,776	9,800,953	2,946,364	(10,387,111)	(175,471)	6,395,411	233,828	194,796	9,008,770	2,442,239	11,415,009
Appropriation of prior year net income…………………………….						233,828	(233,828)		-	-	-
Minority interest dividends………..									-	(261,542)	(261,542)

100

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2001, except number of shares)
(Notes 1 and 2)

Net sales of Company's common stock.....................................	2,949	35,657	13,802			(41,456)			8,003	-	8,003
Executive stock purchase plan........		(69,231)	39,118						(30,113)	-	(30,113)
Operation of own shares			(12,045)			(38,932)			(50,977)	-	(50,977)
	2,949	(33,574)	40,875			153,440	(233,828)		(73,087)	(261,542)	(334,629)
Comprehensive income (loss):											
Recognition of inflation effects for the year..............................				13,610		267,130			280,740	7,210	287,950
Foreign currency translation adjustments........................								(541,549)	(541,549)	-	(541,549)
Net income for the year...........							312,753		312,753	180,044	492,797
Comprehensive income for the year..				13,610		267,130	312,753	(541,549)	51,944	187,254	239,198
Balances at December 31, 2001....	441,725	Ps. 9,767,379	Ps. 2,987,239	Ps.(10,373,501)	Ps. (175,471)	Ps. 6,815,981	Ps. 312,753	Ps. (346,753)	Ps. 8,987,627	Ps. 2,367,951	Ps. 11,355,578

The accompanying notes are an integral part of these consolidated financial statements.

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2001)
(Notes 1 and 2)

	2001	2000
Operating activities:		
Majority net income for the year	Ps. 312,753	Ps. 233,828
Minority interest	180,044	180,963
Consolidated net income	492,797	414,791
Adjustments to reconcile net income to net resources provided by operating activities:		
Depreciation and amortization	780,299	648,314
Write-off of idle assets and other intangible assets	-	103,461
Equity in earnings of associated companies, net	(60,310)	(64,023)
Deferred income taxes and employees' statutory profit sharing	85,131	(133,242)
Net loss from shut-down of bread operations	187,767	-
Seniority premiums	6,707	358
	1,492,391	969,659
Changes in working capital:		
Restricted cash	3,777	448
Accounts and notes receivable, net	214,873	(34,639)
Inventories	(35,190)	191,179
Prepaid expenses	13,525	21,661
Trade accounts payable	(320,840)	348,929
Accrued liabilities and other accounts payable	41,208	76,354
Income taxes and employees' statutory profit sharing payable	41,423	21,197
	(41,224)	625,129
Net resources provided by operating activities	1,451,167	1,594,788
Financing activities:		
Proceeds from bank loans and long-term debt	2,494,680	2,379,781
Repayment of bank loans and long-term debt	(3,005,615)	(2,643,261)
Proceeds from issuance of subsidiaries' stock	-	203,187
Decrease in minority interest	-	(435,444)
Net sales of Company's common stock	(73,087)	(6,805)
Dividends paid by subsidiary to minority stockholders	(261,542)	(22,597)
Other	(81,580)	(52,504)
Net resources used in financing activities	(927,144)	(577,643)
Investing activities:		
Purchases of property, plant and equipment	(650,224)	(1,377,485)
Acquisition of new plants	-	(123,091)
Proceeds from the shut-down of bread operations	505,707	-
Excess of book value over cost of subsidiaries acquired	4,808	367,803
Deferred assets	(74,380)	(99,160)
Investment in common stock	(2,076)	(56,245)
Other	(38,561)	(19,221)
Net resources used in investing activities	(254,726)	(1,307,399)
Net increase (decrease) in cash and cash equivalents	269,297	(290,254)
Cash and cash equivalents at beginning of year	116,807	407,061
Cash and cash equivalents at end of year	Ps. 386,104	Ps. 116,807

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in thousands of Mexican pesos of constant purchasing power of December 31, 2001, except where otherwise indicated)

1. ENTITY AND NATURE OF BUSINESS

Gruma, S.A. de C.V., a Mexican corporation, is a holding company whose subsidiaries are located in Mexico, the United States of America, Central and South America and recently in Europe. These subsidiaries are primarily engaged in manufacturing and distributing corn flour, tortillas, wheat flour and other related products. Gruma, S.A de C.V. and its subsidiaries are herein collectively referred to as "the Company".

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico.

A) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries included in the consolidation are the following:

	% ownership 2001 and 2000
Gruma Corporation and subsidiaries	100.00
Grupo Industrial Maseca, S.A. de C.V. and subsidiaries	83.18
Molinos Nacionales, C.A.	95.00
Derivados de Maíz Seleccionado, C.A.	50.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00
Gruma Centro América, S.A. and subsidiaries	100.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00
Asesoría de Empresas, S.A. de C.V	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V	100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. and subsidiaries	100.00

B) USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, and reported amounts of revenues, costs and expenses for the reporting years. Actual results could differ from those estimates.

C) FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2001, as follows:

- Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index ("GCPI") of the foreign country, which reflects the change in purchasing power of the local currency in which the subsidiary operates.
- Assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. Stockholders' equity balances are translated by applying the exchange rates in effect at the dates in which the contributions were made and the income was

generated. The effects of translation are recognized as a component of equity entitled "Foreign Currency Translation Adjustments" (Note 12-E).

D) RECOGNITION OF THE EFFECTS OF INFLATION

The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant purchasing power as of December 31, 2001, determined as follows:

- For comparability purposes, the financial statements as of and for the year ended December 31, 2000 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by country for that year and the corresponding inflation and exchange rate fluctuations during that year.
- The consolidated statements of income and of stockholders' equity for the year ended December 31, 2001 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.
- The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.
- The factors used to recognize the effects of inflation were the following:

Year	Mexican national consumer price index	Weighted average restatement factor
2001	4.46%	0.41%
2000	8.90%	6.30%

The methodology used to restate financial statement items is as follows:

- Restatement of non-monetary assets

  Inventory and cost of sales are restated using the estimated replacement cost method. As set forth in Note 2-I, property, plant and equipment, net, is restated using the National Consumer Price Index ("NCPI") factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GCPI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

- Restatement of common stock, additional paid-in capital and retained earnings

  This restatement reflects the amounts necessary to maintain the stockholder's investment at the original purchasing power amounts, and it is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred, and is included within the related stockholders' equity captions.

- Deficit from restatement

  Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI and GCPI factors for foreign subsidiaries.

- Monetary position gain (loss)

  Monetary position gain (loss) represents the inflationary effect, measured by NCPI and GCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factor, prior to the translation to Mexican pesos.

E) FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising from foreign currency denominated liabilities, which are accounted for as a hedge of the Company's net investment in foreign subsidiaries, and are recognized as a component of equity under "Foreign currency translation adjustments".

F) CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

G) INVENTORIES AND COST OF SALES

Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is determined by the last purchase price, the first-in, first-out method and the last production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

H) INVESTMENT IN COMMON STOCK

Investments in common stock with ownership between 10% and 50% of the investees' voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

I) PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are restated utilizing NCPI factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

	Years
Buildings	30 - 53
Machinery and equipment	3 - 27

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position gain of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in "Other income, net".

Direct internal and external costs related to the development of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

J) INTANGIBLE ASSETS, NET

Intangible assets are restated using NCPI factors. Amortization expense is computed on the restated values using the straight-line method, over a period of 5 to 20 years.

Covenants not to compete are restated applying factors from the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period of 20 years.

Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as pre-operating expenses. This capitalization stage concludes when the Company begins its commercial activities. Pre-operating expenses are restated using the NCPI factor and amortized using the straight-line method over a period not to exceed 12 years.

The excess of cost over book value and the excess of book value over cost of subsidiaries and associated companies acquired are restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 5 and 20 years for the excess of book value over cost and for the excess of cost over book value, respectively.

Debt issuance costs are capitalized and amortized over the term of the related debt.

K) LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, including property, plant and equipment, goodwill, pre-operating expenses and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income for the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of. As of December 31, 2001, Company's management believes there is no impairment in the carrying value of long-lived assets.

L) SENIORITY PREMIUM PLANS AND INDEMNITIES

Seniority premiums to which Mexican employees are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican employees may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

M) FINANCIAL INSTRUMENTS

Effective January 1, 2001, the Company adopted the provisions established by Bulletin C-2 "Financial Instruments", issued by the Mexican Institute of Public Accountants, which provides guidance for recognizing, measuring and disclosing information about financial assets and liabilities, including accounting for certain hedged transactions.

The accounting treatment used by the Company for the financial operations of 2001 was as follows:

- The Company hedges a portion of its production requirements through commodity futures contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, soybeans, oils and gas which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. Unrealized gains or losses on open futures contracts are not recognized in the financial statements until futures contracts are settled. Realized gains or losses are included in the statement of income as a component of the production cost as the inventory is used.
- The Company uses derivative financial instruments as interest rate swaps, for purposes of hedging a portion of its long-term debt, in order to reduce the risk from interest rate fluctuations.
- The Company has entered into an Equity Swap agreement on its own shares. At maturity, the Company has the option to repurchase its own shares at the market value prevailing at such date, and receive or pay the difference between the value of the shares under the agreed on price and the market value whichever is higher. The related effect is recorded in stockholders' equity.
- The Company uses derivative financial instruments as call options on its own shares. On maturity date, the Company has the right to repurchase its own shares at a nominal value on that date.

The derivative financial operations described above are subject to different types of risks. The main risks are related to market operations, interest and exchange rates, and inherent market credit and liquidity risks. The intention of the Management is to hedge these risks.

N) REVENUE RECOGNITION

Revenue on product sales is recognized upon shipment to, and acceptance by the Company's customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recognized in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

O) INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

Income taxes and employees' statutory profit sharing are recorded based on the comprehensive asset and liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities at the date of the financial statements.

P) EARNINGS PER SHARE

Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

Q) COMPREHENSIVE (LOSS) INCOME

As of January 1, 2001, the Company adopted the standards contained in Statement B-4 "Comprehensive Income", issued by the Mexican Institute of Public Accountants. This Statement requires that the various items affecting earned surplus during the year be shown in the statement of changes in stockholders' equity as comprehensive income. The Company has restated the statement of changes in stockholders' equity for 2000 on a comparative basis.

3. NOTES AND ACCOUNTS RECEIVABLE, NET, AND REFUNDABLE TAXES

Notes and accounts receivable, net, comprised the following as of December 31:

	2001	2000
Trade accounts receivable	Ps. 2,196,817	Ps. 2,291,324
Allowance for doubtful accounts	(103,085)	(126,171)
	2,093,732	2,165,153
Refundable expenses for product recall (Note 11)	-	209,501
Related parties (Note 18)	151,828	102,667
Employees	25,040	30,697
Notes receivable, net	6,825	7,960
Other debtors	104,389	125,751
	Ps. 2,381,814	Ps. 2,641,729

Refundable taxes comprised the following as of December 31:

	2001	2000
Production and services tax	Ps. 121,803	Ps. 91,775
Value-added tax	75,513	61,386
Income tax	17,332	18,271
Other	1,055	12,832
	Ps. 215,703	Ps. 184,264

4. INVENTORIES

Inventories consisted of the following as of December 31:

	2001	2000
Raw materials, mainly corn and wheat	Ps. 1,867,499	Ps. 1,931,579
Finished products	210,017	212,226
Production in process	34,411	53,337
Materials and spare parts	204,575	236,236
Inventory in transit	6,035	12,227
Advances to suppliers	29,456	3,195
	Ps. 2,351,993	Ps. 2,448,800

5. INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES

Investments in common stock of associated companies primarily consist of the investment in common stock of Grupo Financiero Banorte, S.A. de C.V. and subsidiaries ("GFNorte"), which is a financial institution regulated by the policies and accounting practices of the Comisión Nacional Bancaria y de Valores (the "Mexican National Banking and Securities Commission" or "CNBV"), and Harinera de Monterrey, S.A. de C.V. which produces wheat flour and related products in Mexico.

These investments, accounted for by the equity method, comprised the following as of December 31:

	2001	2000	Ownership
GFNorte:			
Book value	Ps. 1,005,703	Ps. 854,500	11%
Excess of cost over book value, net	48,708	146,723	
	1,054,411	1,001,223	
Harinera de Monterrey, S.A. de C.V.	103,217	126,561	40%
	Ps. 1,157,628	Ps. 1,127,784	

During 2000, the Company evaluated the recovery of the carrying value of the excess of cost over book value related to the investment in GFNorte; and determined that the useful life will be of 2.5 years instead of 6 years as originally estimated.

At December 31, 2001 and 2000, the excess of cost over book value was presented net of accumulated amortization of Ps.674,666 and Ps.597,810, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31:

	2001	2000
Land	Ps. 903,638	Ps. 905,403
Buildings	4,072,774	3,984,223
Machinery and equipment	12,239,051	13,433,358
Construction in progress	162,389	582,287
Software for internal use	549,631	562,432
Leasehold improvements	216,943	225,399
Other	18,633	57,882
	18,163,059	19,750,984
Accumulated depreciation and amortization	(6,286,869)	(7,156,870)
	Ps. 11,876,190	Ps. 12,594,114

For the years ended December 31, 2001 and 2000, depreciation expense amounted to Ps.903,180 and Ps.833,390, respectively. As of December 31, 2000, property, plant and equipment included comprehensive financing cost of Ps.5,803.

As of December 31, 2001, property, plant and equipment included temporarily idled assets (land, buildings and machinery in several plants) with a carrying value of approximately Ps.487,632, resulting from the temporary shut-down of the productive operation of various plants in Mexico, Central America and Venezuela. The Company's management has the intention to use these assets in the short-term. Additionally, the Company has assets out of operation amounting to Ps.49,184, net of an allowance for loss in value of Ps.14,000.

7. INTANGIBLE ASSETS, NET

Intangible assets, net, comprised the following as of December 31:

		2001		2000
Covenants not to compete	Ps.	724,706	Ps.	700,269
Pre-operating expenses		66,156		422,297
Debt issuance costs		190,212		124,685
Patents and trade names		164,585		176,359
Research on new projects		70,816		93,909
Other		52,112		59,842
		1,268,587		1,577,361
Accumulated amortization		(369,077)		(331,845)
	Ps.	899,510	Ps.	1,245,516

Expenditures for research and development are expensed as incurred and amounted to Ps.20,149 and Ps.37,201 for the years ended December 31, 2001 and 2000, respectively. The amortization of pre-operating expenses charged to income for the years ended December 31, 2001 and 2000 amounted to Ps.32,693 and Ps.36,960, respectively. Additionally, during 2001and 2000, the Company wrote-off certain capitalized pre-operating expenses of Ps.307,362 due to the shut-down of the bread manufacturing operation and of Ps22,370 since it was determined that these assets will not be recovered from the future profits of the related businesses, respectively. The write-off of these items has been included in other income, net (Note 13).

8. OTHER ASSETS

Other assets as of December 31 consisted of the following:

		2001		2000
Trust funds for research and development of technology	Ps.	209,496	Ps.	191,649
Long-term notes receivable		22,092		32,316
Related parties (Note 18)		24,932		35,849
Club memberships		23,753		20,766
Guarantee deposits		17,832		13,867
Refundable taxes		9,661		-
	Ps.	307,766	Ps.	294,447

9. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans and long-term debt as of December 31 are summarized as follows:

		2001		2000
Syndicated loan denominated in U.S. dollars, maturing in February 2003 and 2004, bearing interest at an annual rate of LIBOR plus 1.25% to 2.875%, payable monthly or quarterly (at December 31, LIBOR plus 1.75%)	Ps.	3,668,000	Ps.	-
Senior unsecured notes denominated in U.S. dollars, maturing in October 2007, and bearing interest at an annual rate of 7.625%, payable semiannually		2,292,500		2,409,840
Bank loan in U.S. dollars bearing interest at an annual rate of LIBOR plus 3.25% payable, monthly or quarterly		-		1,927,872
Bank loan in U.S. dollars, supported by revolving credit agreements, bearing interest at an annual rate of LIBOR plus 1.35% to 1.75%, payable monthly		-		647,765

	2001	2000
Bank loan in U.S. dollars, supported by revolving credit agreements, bearing annual interest at variable rates, (7.56% at December 31, 2000), payable monthly and quarterly	-	578,362
Short-term bank loans in U.S. dollars, bearing interest at variable rates, payable monthly	-	531,611
Bank loan in U.S. dollars, supported by revolving credit agreements, bearing interest at the prime rate (9.5% at December 31, 2000) or LIBOR plus 0.21% to 0.60% (6.94% at December 31, 2000), payable quarterly	-	347,017
Loans in U.S. dollars, bearing interest at annual rates from 3.80% to 7.96%, payable quarterly, and due in annual payments from 2002 through 2009	294,623	313,868
Long-term notes in U.S. dollars, bearing annual interest at a rate of 7.5%, payable quarterly	-	173,597
Short-term bank loans in U.S. dollars bearing interest at an annual rate of LIBOR plus 4.5% to 5.5% for 2000, payable monthly and quarterly	-	121,213
Loans in U.S. dollars, bearing interest at annual rates from 8.38% to 8.44%, payable quarterly	-	81,422
Loans in U.S. dollars, bearing interest at variable rates, payable semiannually	-	6,728
Loan in Venezuelan bolivars payable in 2002 and bearing interest at variable annual rates (16.61% at December 31, 2001), payable monthly	278,100	5,006
Loans in U.S. dollar due in September 2002, bearing annual interest at the LIBOR rate plus 1.25%	45,860	-
	6,579,083	7,144,301
Short-term bank loans	(323,960)	(652,820)
Current portion of long-term debt	(11,087)	(630,576)
Long-term debt	Ps. 6,244,036	Ps. 5,860,905

At December 2001, the Company had long-term credit line agreements for U.S.$130 million (Ps.1,192,100) which were totally available as of December 31, 2001, and require the payment of an annual commitment fee of 0.05% to ¼% on the unused amounts.

Various credit agreements contain covenants requiring the Company to maintain certain financial ratios. The Company's ability to pay dividends is restricted upon the failure to maintain such financial ratios. At December 31, 2001, the Company was in compliance with these covenants.

At December 31, 2001, the annual maturities of long-term debt outstanding were as follows:

Year	Amount
2003	Ps. 927,445
2004	2,774,649
2005	12,214
2006	13,205
2007 and thereafter	2,516,523
	Ps. 6,244,036

The Company has entered into an interest rate swap agreement covering a portion of its long-term debt maturing in October 2007, see Note 17.

10. SENIORITY PREMIUMS AND SAVINGS PLAN

Seniority premium cost and other employee retirement benefits are determined by independent actuaries and are principally based on the employees' years of service, age, and salaries. The Company has established trust funds to meet these obligations.

The components of the net seniority premium cost for the years ended December 31, were the following:

	2001		2000	
Service cost	Ps.	2,640	Ps.	2,396
Interest cost		696		594
Expected return on plan assets		(1,657)		(1,589)
Curtailment loss		187		-
Settlement loss		237		-
Net amortization		1,139		1,179
Net cost for the year	Ps.	3,242	Ps.	2,580

As of December 31 the status of the plan was as follows:

	2001		2000	
Actuarial present value of benefit obligations:				
Vested benefit obligation	Ps.	(7,647)	Ps	(6,459)
Non-vested benefit obligation		(7,457)		(6,468)
		(15,104)		(12,927)
Excess of projected benefit obligation over accumulated benefit obligation		(5,907)		(4,121)
Projected benefit obligation		(21,011)		(17,048)
Plan assets at fair value (trust funds)		16,366		14,167
Shortfall of plan assets over projected benefit obligation		(4,645)		(2,881)
Unrecognized amounts to be amortized over 17 years:				
Cumulative net gain		1,425		(77)
Net transition liability		(192)		750
Prior service cost		(286)		(16)
Adjustment required to recognize minimum liability		(1,129)		(1,616)
Seniority premium liability	Ps.	(4,827)	Ps.	(3,840)

For the years ended December 31, 2001 and 2000, the changes in projected benefit obligation and plan assets are summarized as follows:

	2001		2000	
Projected benefit obligation at beginning of year	Ps.	17,048	Ps.	15,606
Effect of inflation on beginning balance		300		906
Service cost		2,640		2,396
Interest cost		696		594
Benefits paid		248		(3,307)
Actuarial loss		79		853
Projected benefit obligation at end of year	Ps.	21,011	Ps.	17,048
Fair value of plan assets at beginning of year	Ps.	14,167	Ps.	15,187
Effect of inflation on beginning balance		294		698
Actual return on plan assets		1,657		1,589
Benefits paid		248		(3,307)
Fair value of plan assets at end of year	Ps.	16,366	Ps.	14,167

Significant assumptions (weighted average rates, net of expected inflation) used in determining the seniority premium cost were as follows:

	2001	2000
Discount rate	4.0%	4.0%
Rate of increase in future compensation levels	2.0%	2.0%

Expected long-term rate of return on plan assets........................	5.0%	5.0%
Inflation rate..	8.0%	8.0%

In the United States, the Company has a savings and investment plan that incorporates voluntary employee 401(K) contributions with Company contributions. For the years ended December 31, 2001 and 2000, total expenses related to this plan were U.S.$2,212 (Ps.20,284) and U.S.$2,098 (Ps.19,239), respectively.

In Venezuela, the Company records a liability for seniority premiums and indemnities for dismissal established by the local Labor Law, which amounted to Ps.15,958 and Ps.13,642 as of December 31, 2001 and 2000, respectively.

In Central America the labor legislation of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establishes that the accumulated payments to which workers may be entitled, based on the years of services, can be paid in the case of death, retirement or dismissal. The Company records a liability of 10% over salaries paid, which amounted to Ps.7,964 and Ps.5,733 as of December 31, 2001 and 2000, respectively.

11. COMMITMENTS AND CONTINGENCIES

The Mexican tax authorities have disallowed certain deductions for income tax purposes, the effect of which on prior years' income tax amounted to Ps.32,002 plus the related surcharges and penalties. The resolution of these matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company entered into sale-leaseback agreements for various production equipment located in its U.S. plants. The Company has a purchase option at fair market value at the expiration of the leases and an early purchase option, which permits it to acquire the equipment at fair market value at approximately three-fourths of the lease term. These agreements are accounted for as operating leases.

As of December 31, 2001, the Company is leasing certain equipment under long-term operating lease agreements expiring through 2011. Future minimum lease payments under such leases amount to approximately U.S.$115,446 (Ps.1,058,640), as follows:

	U.S. dollars (thousands)					
Year.	Facilities		Equipment		Total	
2002	U.S.$	8,442	U.S.$	22,146	U.S.$	30,588
2003		6,907		18,347		25,254
2004		5,081		12,107		17,188
2005		3,413		11,911		15,324
2006		2,774		5,445		8,219
2007 and thereafter		5,387		13,486		18,873
	U.S.$	32,004	U.S.$	83,442	U.S.$	115,446
	Ps.	293,477	Ps.	765,163	Ps.	1,058,640

Rental expenses were approximately Ps.355,515 and Ps.414,067 for the years ended December 31, 2001 and 2000, respectively.

At December 31, 2001, the Company had various outstanding commitments in the United States to purchase commodities and raw materials for approximately U.S.$73,531 (Ps.674,279), which will be delivered during 2002.

As of December 31, 2001, the Company had outstanding commitments to purchase machinery and equipment amounting to approximately U.S.$2,516 (Ps.23,072).

As of December 31, 2001 and 2000, restricted cash of Ps.2,586 and Ps.6,363, respectively, included undisbursed proceeds from the issuance of tax-exempt industrial development revenue bonds in the United States amounting to Ps.1,128 (U.S.$123) and Ps.1,559 (U.S.$170) which are available to pay interest expense on outstanding balances on these bonds.

The Company has entered into several agreements with gas and utility companies to purchase natural gas and electricity for its U.S. manufacturing facilities. The agreements establish a monthly purchase volume based upon the typical commitment of the facility at its average monthly production capacity and a price per MMBTU or kWh. The term of the agreements ranges from six months to two years expiring through June 2003.

In September 2000, the Company learned that some products made with yellow corn flour manufactured by the Company were found to contain traces of Starlink DNA, indicating that the products may have contained Starlink. Starlink is a genetically modified organism approved by U.S. government agencies for animal feed, but not for human consumption. Shortly thereafter, the Company voluntarily recalled all of their yellow corn products and ceased manufacturing products made with yellow corn. During the voluntary product recall, the Company incurred significant costs primarily related to raw material and finished goods inventories on hand that will not be sold for human consumption, return of yellow corn products sold to customers for credit or replacement with white corn products, unusable packaging material, laboratory testing fees and other legal and consulting fees. The aggregate of these costs at December 31, 2000 was Ps.209,501 (U.S.$21,734) and was classified in other accounts receivable in the accompanying consolidated balance sheet. The total account was recovered during 2001.

Additionally, during 2001 the Company reached and collected settlements from third parties for costs incurred during the voluntary product recall with approximately Ps.60,687 (U.S.$6,618) allocated to lost sales and margins. This amount is recorded in other income, net (Note 13).

As a result of possible Starlink contamination, a number of lawsuits by consumers and customers have been filed against the Company and other defendants in which the plaintiffs are claiming damages from buying yellow corn products that are suspected to have contained Starlink. Third parties have been taking care of these lawsuits and any other related expenses. Likewise, the Company is involved in lawsuits filed by one of the principal restaurant chains in the United States and certain franchisees which alleged sales loss as a result of Starlink contamination. At present, there is no financial effect on the financial position and results of operations. Additionally, the Company's insurances will handle the defense of the case.

The Company is involved in lawsuits for supposed monopolistic practices. The resolution of these matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is also involved in a number of claims arising in the ordinary course of business which have not been finally adjudicated. The resolution of these matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

12. STOCKHOLDERS' EQUITY

A) COMMON STOCK

At December 31, 2001, Gruma's outstanding common stock consisted of 441,725,086 shares of Series "B", with no par value, fully subscribed and paid, which can only be withdrawn with stockholders' approval, and 10,824,866 authorized shares held in Treasury. At December 31, 2000, the Company's outstanding common stock consisted of 438,776,086 shares and 13,773,866 shares held in Treasury.

B) EXECUTIVE STOCK PURCHASE PLAN

Gruma S.A. de C.V. has established through an irrevocable grantor trust an "Executive Stock Purchase Plan", designating up to 8,039,219 common shares as reserved for issuance pursuant to this plan, all of which are subscribed and paid. The shares will be granted to executives, and such executives will have the right to receive dividends during the six year term after joining the plan.

As of December 31, 2001, the Company had granted 1,144,564 Series "B" shares under this plan which will terminate on December 31, 2003.

The Company recognizes an expense equal to the market value of the shares at grant date using the straight-line method over a six-year period. The amount recognized as expense for the years ended December 31, 2001 and 2000 was Ps.4,984 and Ps.3,349, respectively.

C) RETAINED EARNINGS

In accordance with Mexican Corporate Law, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20 % of the fully paid capital stock amount.

A 53.85% tax is payable by the Company if dividends are paid from earnings that have not been subject to Mexican income tax. The applicable tax may be credited against income tax the Company is subject to in the following three fiscal years. Commencing 2002, dividends paid will not be subject to any tax withholding.

D) PURCHASE OF COMMON STOCK

The Stockholders' Meeting approved a Ps.650,000 reserve to repurchase the Company's own shares. The total amount of repurchased shares cannot exceed either the reserve amount or 5% of total equity. As of December 31, 2001, the Company has repurchased 10,824,866 of its own shares with a market value of Ps.88,980.

The Company has entered into several agreements involving its own shares, as follows:

- The Company has entered into an Equity Swap agreement with a Mexican financial institution and selling 8,500,700 own shares for a total amount of U.S.$5,629. On the maturing date, the Company is subject to the payment of from 6.61125% to 6.75% on the contractual amount. The agreements mature in September 2002, date in which the Company has the option to repurchase the shares at the prevailing market price. On the maturity date the Company will receive or pay the difference between the value of the shares at the agreed on price and the market value.
- In December 2001, the Company entered into a Call Option agreement with a European financial institution selling 7,650,000 own shares for a total amount of U.S.$6,890, maturing in December 2002. On the maturity date, the Company has the right to repurchase its own shares at a nominal value.

E) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

Foreign currency translation adjustments consisted of the following as of December 31:

		2001		2000
Accumulated effect of translating the opening net investment in foreign subsidiaries	Ps.	202,649	Ps.	388,451
Effect of translating stockholders' equity items at year-end exchange rates		(681,978)		(147,299)
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company's net investments in foreign subsidiaries, net of tax		132,576		(46,356)
	Ps.	(346,753)	Ps.	194,796

F) INFLATION EFFECTS

As of December 31, 2001, the majority stockholders' equity comprised the following:

	Nominal	Restatement	Total
Common stock	Ps. 4,237,321	Ps. 5,530,058	Ps. 9,767,379
Additional paid-in capital	1,235,400	1,751,839	2,987,239
Deficit from restatement	-	(10,373,501)	(10,373,501)
Cumulative effect of a change in an accounting principle for deferred income taxes and employees' statutory profit sharing.	(163,290)	(12,181)	(175,471)
Retained earnings from prior years	2,187,456	4,628,525	6,815,981
Net income for the year	308,855	3,898	312,753
Foreign currency translation adjustments	(356,267)	9,514	(346,753)
	Ps. 7,449,475	Ps. 1,538,152	Ps. 8,987,627

G) TAX VALUES OF COMMON STOCK AND RETAINED EARNINGS

As of December 31, 2001, tax amounts of common stock and the retained earnings were Ps.8,115,811 and Ps.41,610, respectively.

13. OTHER INCOME, NET

Other income, net, is comprised of the following:

	2001	2000
Software implementation expenses	Ps. (5,099)	Ps. (33,554)
Reorganization expenses	(3,285)	(45,387)
Amortization of excesses, net	304,288	283,830
Amortization of other deferred assets	(71,241)	(68,326)
Write-off of idle assets	-	(41,976)
Loss in the carrying value of idle assets (Note 6)	(14,000)	(1,777)
Write-off of pre-operating expenses not related with shut-down of the bread manufacturing operation and other	(20,706)	(22,370)
Net loss from the shut-down of the bread operations	(187,767)	-
Voluntary product recall settlements (Note 11)	60,687	-
Other	2,507	(34,474)
	Ps. 65,384	Ps. 35,966

During 2001 and 2000, the Company recorded reorganization costs, which included employee severance costs, write-down of idle assets, other plant closure costs, and relocation expenses primarily related to the closure of certain tortilla manufacturing operations in the United States. Additionally, the Company has recognized external consulting fees to a strategic corporate reorganization.

During 2001, the Company determined that the carrying value of certain goodwill was impaired and it was reduced by Ps.20,706.

The net loss from shut-down of the bread operations includes a provision of approximately Ps.32, 288 for estimated employee termination benefits, fixed asset and other asset impairment losses and other.

14. INCOME TAXES, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

A) INCOME TAX AND ASSET TAX

Gruma files a consolidated income tax return for Mexican income tax purposes, consolidating taxable income and losses of Gruma and its controlled Mexican subsidiaries. Filing a consolidated tax return had the effect of reducing income tax expense for the years ended December 31, 2001 and 2000 by Ps.81,323 and Ps.109,752, respectively, as compared to filing a tax return on an unconsolidated basis. Tax regulations limit the income tax consolidation to 60% of the ownership interest of controlled Mexican subsidiaries. Additionally the Company has recognized external consulting fees related to a strategic corporate reorganization.

In accordance with the applicable tax law, Mexican corporations must pay the higher of either income tax or asset tax (1.8%). Asset tax is determined on the average value of substantially all of the

Company's Mexican assets less certain liabilities. Payments of asset tax are recoverable against the excess of income tax over asset tax of the three prior years and the ten subsequent years.

For the years ended December 31, 2001 and 2000, asset tax amounted to Ps.134,537 and Ps.84,134, respectively.

B) RECONCILIATION OF FINANCIAL AND TAXABLE INCOME

In Mexico, differences arise between financial and taxable income, causing the statutory income tax rate (35%) to be different from the effective income tax rate. The most important difference corresponds to permanent differences, mainly attributable to inflation effects.

For the years ended December 31, 2001 and 2000, the reconciliation between the effective income tax amounts and the statutory income tax amounts is summarized as follows:

		2001		2000
Statutory federal income tax (35%)...........................	Ps.	246,580	Ps.	130,176
Foreign income tax differences....................................		(75,855)		(28,347)
Differences between tax and financial accounting for:				
Inventory purchases, labor and overhead versus cost of sales..		(3,289)		(6,665)
Financing cost, net, and other income statement effects related to inflation...		29,821		53,837
Amortization of accounting income not subject to income taxes..		(72,318)		(68,642)
Foreign dividends		158,567		-
Accrued expenses that will result in future tax deductible amounts..		(26,522)		1,466
Effect from restatement of deferred income taxes.............		(15,602)		-
Restatement of tax loss carryforwards..........................		(222,873)		(66,644)
Losses of Mexican subsidiaries which cannot be utilized for income tax consolidation..		246,220		73,689
Others..		(4,941)		(67,263)
Effective income tax rate (37% in 2001)....................	Ps.	259,788	Ps.	21,607

As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate of 35% will be reduced annually to a nominal rate of 32% in 2005 (Note 19).

The tax effects of the principal termporary differences that give rise to significant portions of the deferred tax assets and liabilities as December 31 are as follows:

		2001		2000
Deferred tax assets:				
Accrued liabilities..	Ps.	(101,812)	Ps.	(117,937)
Net operating loss carryforwards and other tax credits...		(743,481)		(901,145)
Recoverable asset tax..		(618,624)		(589,524)
Intangible asset resulting from intercompany operation		(281,704)		(278,285)
Other..		(82,616)		(68,755)
		(1,828,237)		(1,955,646)
Deferred tax liabilities:				
Property, plant and equipment, net............................		1,564,105		1,551,047
Inventories..		356,173		381,277
Intangible assets and other....................................		35,296		126,996
Investment in partnership and equity method investee...		180,411		186,463
		2,135,985		2,245,783
Net deferred tax liability..	Ps.	(307,748)	Ps.	(290,137)

At December 31, 2001 and 2000, the Company had loss carryforwards valuation allowances for Mexican subsidiaries of Ps98,790 and Ps.41,254, respectively, and for foreign subsidiaries of

Ps.53,118 and Ps.114,261, respectively. In management's opinion, the realization of these asset tax and tax loss carryforwards is less likely than not because of the dependency on the generation of sufficient taxable income at the subsidiary level.

Additionally, the Company has a deferred liability of Ps.48,628 and Ps.50,269, respectively, relating to employees' statutory profit sharing.

C) TAX LOSS CARRYFORWARDS AND RECOVERABLE ASSET TAX

At December 31, 2001, in Mexico the Company has tax loss carryforwards of approximately Ps.1,245,906 available to offset its taxable income in subsequent years, and asset tax available to offset the excess of income tax over asset tax in future years, as shown below:

Expiration Year	Tax loss carryforwards	Recoverable asset tax
2003	Ps. -	Ps. 27,393
2004	309,344	33,845
2005	541,480	27,269
2006	-	27,269
2007 until 2012	395,082	551,861
	Ps. 1,245,906	Ps. 667,637

At December 31, 2001, certain Company's foreign subsidiaries have tax loss carryforwards of approximately Ps.51,341 (1,912 million Costa Rican colons) which will expire in 2002 to 2003; and Ps.253,561 (20,955 million bolivars) which will expire in 2002.

D) EMPLOYEES' STATUTORY PROFIT SHARING

In Mexico, employees' statutory profit sharing is determined for each subsidiary on an unconsolidated basis, applying 10% of taxable income determined on a basis similar to income tax, except that the employees' statutory profit sharing does not consider inflation effects (inflationary component), depreciation expense is based on the historical cost, and a foreign exchange gain or loss is recognized when a monetary asset or liability is contractually due.

15. FOREIGN CURRENCY

A) EXCHANGE DIFFERENCES

For the years ended December 31, 2001, and 2000, the effects of exchange rate fluctuations on the Company's monetary assets and liabilities were recognized as follows:

	2001	2000
Exchange differences arising from foreign currency liabilities accounted for as a hedge of the Company's net investment in foreign subsidiaries recorded directly to stockholders' equity as an effect of foreign currency translation adjustments	Ps. 132,576	Ps. (46,356)
Exchange differences arising from foreign currency transactions credited (charged) to income	94,172	(57,898)
	Ps. 226,748	Ps. (104,254)

B) FOREIGN CURRENCY POSITION

As of December 31, 2001 and 2000, monetary assets and liabilities held or payable in U.S. dollars are summarized below:

	Thousands of U.S. dollars			
	2001		2000	
By companies located in Mexico:				
Assets	U.S.$	13,989	U.S.$	11,538
Liabilities		(652,873)		(689,002)
	U.S.$	(638,884)	U.S.$	(677,464)
By foreign companies:				
Assets	U.S.$	162,386	U.S.$	179,986
Liabilities		(267,692)		(280,290)
	U.S.$	(105,306)	U.S.$	(100,304)

At December 31, 2001 and 2000, the exchange rates used to translate U.S. dollar assets and liabilities were Ps.9.17 and Ps.9.60, respectively. On March 15, 2002, date of issuance of these financial statements, the exchange rate for the U.S. dollar was Ps.9.12.

For the years ended December 31, the Company's Mexican subsidiaries had transactions in U.S. dollars as follows:

	Thousands of U.S. dollars			
	2001		2000	
Corn purchases and other inventories	U.S.$	104,117	U.S.$	103,714
Interest expense		52,162		58,621
Equipment purchases		88		76
Services		194		292
	U.S.$	156,561	U.S.$	162,703

Fixed assets of foreign origin, which are restated on the basis of the GCPI from the foreign country of origin, are summarized as follows:

	2001		2000	
	Foreign currency (thousands)	Year-end exchange rate	Foreign currency (thousands)	Year-end exchange rate
U.S. dollars	450,161	9.17	441,788	9.60
Swiss francs	26,266	5.52	11,901	5.93
Deutsche marks	32,668	4.18	31,616	4.57
Italian liras	3,227,844	0.0042	3,194,287	0.0046
Spanish pesetas	704,904	0.0491	659,062	0.0537
Venezuelan bolivars	103,761,830	0.0121	98,436,666	0.0137
Costa Rican colons	25,483,088	0.0272	31,204,172	0.0302

16. SEGMENT INFORMATION

The Company's reportable segments are strategic business units that offer different products in different geographical regions. These business units are managed separately because each business requires different technology and marketing strategies.

The Company's reportable segments are as follows:

- Corn flour and packaged tortilla division (United States of America) – manufactures and distributes over 20 varieties of corn flour that are used mainly to produce and distribute different types of tortillas and tortilla chip products in the United States and Europe through MASECA for corn flour and MISSION and GUERRERO for tortillas, its principal brands.
- Corn flour division (Mexico) – engaged principally in the production, distribution and sale of corn flour in Mexico under MASECA brand. Corn flour produced by this division is used mainly in the preparation of tortillas and other related products.
- Corn flour and other grains division (Venezuela) – engaged mainly in producing and distributing corn and wheat flour, used principally for industrial and human consumption.
- Packaged tortilla division (Mexico) – produces and distributes tortillas.
- Wheat flour division (Mexico) – engaged in the production and marketing of wheat flour.
- Corn flour and related products (Central America) – manufactures corn flour, tortillas and snacks and cultivates and sells hearts of palm.
- "Other" division – this segment represents the technology and equipment division which are in Mexico and conducts research and development regarding flour and tortilla manufacturing equipment, produces machinery for corn flour and tortilla production and is engaged in the construction of the Company's corn flour manufacturing facilities.
- The "Other reconciling items" line includes the corporate expenses and the elimination of inter-business unit transactions.

During 2001, the Company decided to terminate the bread operations in Mexico and Central America.

All intersegment sales prices are market based. The Company evaluates performance based on operating income of the respective business units.

Summarized financial information concerning the Company's reportable segments is shown in the following tables.

Segment information as of and for the year ended December 31, 2001:

Segment	Net sales to external customers	Inter-segment net sales	Operating income	Depreciation and amortization
Corn flour and packaged tortilla division (United States)	Ps. 7,749,213	Ps. -	Ps. 526,516	Ps. 487,508
Corn flour division (Mexico)...	4,646,468	33,517	528,182	247,357
Corn flour and other grains (Venezuela).	2,472,781	-	189,342	70,184
Bread and packaged tortilla (Mexico)..........................	347,155	32,296	(215,697)	79,998
Wheat flour (Mexico)...........	1,437,758	26,109	12,746	56,576
Corn flour and related products (Central America).....	1,053,898	-	(7,159)	81,352
Other..............................	91,839	339,172	(12,833)	8,130
Other reconciling items.........	21,072	(431,094)	(101,854)	(250,806)
Total..........................	Ps. 17,820,184	Ps. -	Ps. 919,243	Ps. 780,299

Segment	Total assets	Total liabilities	Expenditures for long-lived assets

Corn flour and packaged tortilla division (United States)................................	Ps. 6,615,000	Ps. 1,825,123	Ps. 386,305
Corn flour division (Mexico)..................	6,383,146	1,322,634	3,538
Corn flour and other grains (Venezuela)....	2,550,493	812,546	73,588
Bread and packaged tortilla (Mexico)........	703,665	93,054	23,204
Wheat flour (Mexico)..............................	1,822,555	195,932	17,510
Corn flour and related products (Central America)...	1,032,581	153,043	75,816
Other...	490,122	78,762	(13,434)
Other reconciling items........................	1,017,700	4,677,633	83,697
Total...	Ps. 20,615,262	Ps. 9,158,727	Ps. 650,224

Segment information as of and for the year ended December 31, 2000:

Segment	Net sales to external customers	Inter-segment net sales	Operating income	Depreciation and amortization
Corn flour and packaged tortilla division (United States).............	Ps. 7,841,210	Ps. 87	Ps. 408,279	Ps. 327,085
Corn flour division (Mexico)......	4,950,667	36,200	548,129	262,459
Corn flour and other grains (Venezuela)..........................	2,797,923	-	272,718	64,219
Bread and packaged tortilla (Mexico).............................	360,529	24,942	(285,944)	130,711
Wheat flour (Mexico)..............	1,409,175	19,537	(41,030)	63,522
Corn flour and related products (Central America)...................	1,063,476	-	28,462	41,554
Other................................	32,160	526,277	(21,603)	10,270
Other reconciling items............	(181,480)	(607,043)	(92,347)	(148,045)
Total..............................	Ps. 18,273,660	Ps. -	Ps. 816,664	Ps. 751,775

Segment	Total assets	Total liabilities	Expenditures for long-lived assets
Corn flour and packaged tortilla division (United States)..................................	Ps. 6,985,450	Ps. 2,148,950	Ps. 604,606
Corn flour division (Mexico)....................	7,058,176	1,530,174	45,148
Corn flour and other grains (Venezuela)....	2,937,569	783,378	12,609
Bread and packaged tortilla (Mexico)........	1,220,857	404,285	(2,800)
Wheat flour (Mexico)..........................	1,993,624	331,668	340,697
Corn flour and related products (Central America)...	1,354,278	238,479	202,837
Other...	529,654	107,255	(25,696)
Other reconciling items........................	(254,984)	4,463,401	323,175
Total..	Ps. 21,824,624	Ps. 10,007,590	Ps. 1,500,576

The following table presents the details of "Other reconciling items" for operating income:

Other reconciling items	2001	2000
Corporate expenses...	Ps. (106,991)	Ps. (121,340)

Elimination of inter-business unit transactions		5,137		28,993
Total	Ps.	(101,854)	Ps.	(92,347)

Additionally a summary of information by geographic segments is as follows:

		2001	%		2000	%
NET SALES:						
United States	Ps.	7,814,475	44	Ps.	8,136,372	45
Mexico		6,456,741	36		6,275,889	34
Venezuela		2,495,070	14		2,797,923	15
Central America		1,053,898	6		1,063,476	6
	Ps.	17,820,184	100	Ps.	18,273,660	100
IDENTIFIABLE ASSETS:						
United States	Ps.	6,615,000	32	Ps.	7,007,016	32
Mexico		10,417,188	51		10,525,761	48
Venezuela		2,550,493	12		2,937,569	14
Central America		1,032,581	5		1,354,278	6
	Ps.	20,615,262	100	Ps.	21,824,624	100
CAPITAL EXPENDITURES:						
United States	Ps.	386,305	59	Ps.	604,606	40
Mexico		114,515	18		680,524	45
Venezuela		73,588	11		12,609	1
Central America		75,816	12		202,837	14
	Ps.	650,224	100	Ps.	1,500,576	100

17. FINANCIAL INSTRUMENTS

A) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, refundable taxes, trade accounts payable, short-term bank loans, current portion of long-term debt and accrued liabilities and other payables approximate their fair value, due to their short maturity. In addition, the net book value of accounts and notes receivable and refundable taxes represent the expected cash flow.

The estimated fair value of the Company's long-term debt and financial instruments is as follows:

		Carrying amount		Fair value
At December 31, 2001:				
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,292,500	Ps.	2,235,417
Equity Swap		52,794		71,950
Call Option		63,181		62,770
At December 31, 2000:				
Liabilities: Senior unsecured notes in U.S. dollars bearing interest at annual rate of 7.625%	Ps.	2,409,840	Ps.	2,300,433
Equity Swap		36,329		35,980

Fair values were determined as follows:

The fair value of debt is estimated based on quoted market prices for similar issues or on current rates available to the Company for debt of the same maturity and similar terms.

The fair value of the equity swap and the call option is estimated based on quoted market prices of the share and on the agreement terms.

The interest rate swap had a value similar to that of the long-term debt being hedged.

The carrying value of the remainder of the long-term debt was similar to its fair value.

B) HEDGES

During 2001 and 2000, the Company entered into hedges to minimize the risk created by price fluctuations in corn, wheat and oils. As of December 31, 2001 and 2000, the deferred losses included as a component of inventory were Ps.14,626 and Ps. 23,887. At December 31, 2001 the Company had no open futures contracts.

To minimize the risk created by fluctuations of some of the main production inputs such as gas, the Company has hedged the purchase of a portion of its production requirements through commodity future contracts. The Company's open positions for hedging of purchases do not exceed the maximum production requirements for a one-year period. At December 31, 2001, the Company had open futures contracts in the amount of Ps.3,851 and the gain or loss is not expected to be material to the Company's results of operations.

The Company uses derivative financial instruments as interest rate swaps covering its long-term debt which matures in 2007 and bears interest at an annual rate of 7.625%. This interest rate swaps takes into account the risk created by changes in the market value created by interest rate fluctuations, converting the debt from a fixed rate (7.625%) to a variable rate (Libor plus 2.035%). Additionally, the Company entered into an agreement under which it will receive a fixed interest rate of 5.1525% through 2004 and 5.485% from 2004 through 2007 and pay Libor.

C) CONCENTRATION OF CREDIT RISK

The financial instruments which are potentially subject to a concentration of risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits its cash and cash equivalents in recognized financial institutions. The concentration of credit risk with respect to trade receivables is limited since the Company sells its products to a large number of customers located in different parts of Mexico, the United States, Central America and South America. The Company maintains reserves for potential credit losses.

18. RELATED PARTY TRANSACTIONS

The Company owns an 11.1070% interest in GFNorte, a Mexican financial institution. In the normal course of business, the Company obtains long-term financing from GFNorte and other subsidiaries of that institution at market rates and terms. The highest outstanding loan amount in dollars has been U.S.$40 million at an average interest rate of 7.57%. The interests paid to GFNorte's subsidiaries for the years ended December 31, 2001 and 2000 were Ps.5,199 and Ps.3,361, respectively.

For the years ended December 31, 2001 and 2000, the Company made loans to its controlling shareholders, with interest at market rates of a short-term nature without due dates. As of December 31, 2001 and 2000, short-term amounts receivable from these transactions totaled Ps.151,828 and Ps.102,667, respectively. At the date of issuance of these financial statements the aggregate amount outstanding was Ps.40,062. At December 31, 2001 and 2000, the Company has long-term notes receivable from some of its shareholders totaling Ps.24,932 and Ps.35,849, respectively, which bear interest at market rates and LIBOR plus 4% and matures between 2003 and 2005.

During 2001 and 2000, the Company had accounts payable to a shareholder included in trade accounts payable for Ps.102,614 and Ps.62,666, respectively. Additionally, during 2001 and 2000, the Company purchased inventory ingredients from a shareholder, amounting to U.S.$74 million (Ps.680,168) and U.S.$75 million (Ps.723,125), respectively.

19. CHANGE OF INCOME TAX RATE - SUBSEQUENT EVENT

In Mexico, as a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate of 35% will be reduced annually to a nominal rate of 32% in 2005.

Under the provisions of the Bulletin D-4 "Accounting treatment of Income Tax, Asset Tax, and Statutory Employees' Profit Sharing", deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be reversed.

The Company estimates that the cumulative effect will reduce the net liability for deferred income tax by approximately Ps.42,632 with credit to income in 2002.

20. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12 "Contingencies and Commitments". The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. This Statement contains the guidelines relating to valuation, recording and disclosure of liabilities, provisions, contingent assets and liabilities and disclosure of commitments. This Statement establishes among other issues, detailed presentation or provisions, use of current value, future events, accounting treatment for probable reimbursement and changes in the value estimated for provisions. It also contains the accounting treatment for redemption. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In addition, in December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, "Intangible Assets" which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 establishes guidelines on deferred research and development costs and pre-operating costs. It also establishes rules for the amortization of intangible assets. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

ITEM 4

SPANISH-LANGUAGE SUMMARY AND MATERIALS IN CONNECTION WITH THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 30, 2002

- FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
- SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING DATED APRIL 30, 2002

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2001 Y 2000
Y DICTAMEN DE LOS AUDITORES INDEPENDIENTES

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS

AL 31 DE DICIEMBRE DE 2001 Y 2000

CONTENIDO

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C.
Condominio Losoles D-21
Av. Lázaro Cárdenas Poniente 2400
66270 Garza García, N. L.
Teléfono (81) 8152 2000
Fax (81) 8363 3483

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Monterrey, N.L., México, 15 de marzo de 2002

A los accionistas de
Gruma, S.A. de C.V.:

Hemos examinado los estados consolidados de situación financiera de Gruma, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros consolidados son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan un base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Gruma, S.A. de C.V. y subsidiarias, al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

PricewaterhouseCoopers

Carlos Arreola Enríquez
Contador Público

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE SITUACIÓN FINANCIERA
AL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de monedas constantes del 31 de diciembre de 2001)
(Notas 1 y 2)

	2001	2000
ACTIVO		
Circulante:		
Efectivo e inversiones temporales	$ 386,104	$ 116,807
Inversiones temporales restringidas (Nota 11)	2,586	6,363
Cuentas y documentos por cobrar, neto (Nota 3)	2,381,814	2,641,729
Impuestos por recuperar (Nota 3)	215,703	184,264
Inventarios (Nota 4)	2,351,993	2,448,800
Pagos anticipados	134,715	155,494
Total activo circulante	5,472,915	5,553,457
Inversión en acciones de asociadas (Nota 5)	1,157,628	1,127,784
Propiedades, planta y equipo, neto (Nota 6)	11,876,190	12,594,114
Intangibles, neto (Nota 7)	899,510	1,245,516
Exceso del costo sobre el valor en libros de acciones de subsidiarias adquiridas, neto	901,253	1,009,306
Otros activos (Nota 8)	307,766	294,447
TOTAL ACTIVO	$ 20,615,262	$ 21,824,624
PASIVO		
Circulante:		
Préstamos bancarios (Nota 9)	$ 323,960	$ 652,820
Porción circulante de la deuda a largo plazo (Nota 9)	11,087	630,576
Proveedores	813,441	1,167,842
Pasivos acumulados y otras cuentas por pagar	1,316,764	1,300,148
Impuesto sobre la renta por pagar	31,672	-
Participación en las utilidades al personal por pagar	14,702	6,560
Total pasivo circulante	2,511,626	3,757,946
Deuda a largo plazo y documentos por pagar (Nota 9)	6,244,036	5,860,905
Impuesto sobre la renta diferido (Nota 14)	307,748	290,137
Participación en las utilidades al personal diferido (Nota 14)	48,628	50,269
Otros pasivos	46,689	48,333
Total pasivo a largo plazo	6,647,101	6,249,644
TOTAL PASIVO	9,158,727	10,007,590
Exceso del valor en libros sobre el costo de acciones de subsidiarias adquiridas, neto	100,957	366,025
Contingencias y compromisos (Nota 11)		
CAPITAL CONTABLE		
Interés mayoritario (Nota 12):		
Capital social	4,237,321	4,266,883
Actualización del capital social	5,530,058	5,534,070
	9,767,379	9,800,953
Prima en venta de acciones	2,987,239	2,946,364
	12,754,618	12,747,317
Insuficiencia en la actualización del capital	(10,373,501)	(10,387,111)
Efecto acumulado por cambio contable para el registro de impuesto sobre la renta y participación en las utilidades al personal diferidos	(175,471)	(175,471)
Utilidades retenidas (Nota 12-C):		
De años anteriores	6,815,981	6,395,411
Utilidad neta mayoritaria del año	312,753	233,828
Conversión de entidades extranjeras (Nota 12-E)	(346,753)	194,796
Total interés mayoritario	8,987,627	9,008,770
Interés minoritario	2,367,951	2,442,239
TOTAL CAPITAL CONTABLE	11,355,578	11,451,009
	$ 20,615,262	$ 21,824,624

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(En miles de pesos de monedas constantes del 31 de diciembre de 2001, excepto las cifras por acción)

(Notas 1 y 2)

	2001	2000
Ventas netas	$ 17,820,184	$ 18,273,660
Costo de ventas	(11,237,645)	(11,649,998)
Utilidad bruta	6,582,539	6,623,662
Gastos de venta, administración y generales	(5,663,296)	(5,806,998)
Utilidad de operación	919,243	816,664
Costo integral de financiamiento, neto:		
Gastos financieros	(631,355)	(792,791)
Productos financieros	87,639	147,504
Ganancia por posición monetaria, neta	169,430	222,485
Ganancia (pérdida) por fluctuación cambiaria, neta (Nota 15-A)	94,172	(57,898)
	(280,114)	(480,700)
Otros productos, neto (Nota 13)	65,384	35,966
Utilidad antes de impuesto sobre la renta, participación de utilidades al personal, participación en la utilidad neta de asociadas e interés minoritario	704,513	371,930
Impuesto sobre la renta (Nota 14):		
Causado	(173,385)	(148,987)
Diferido	(86,403)	127,380
	(259,788)	(21,607)
Participación en las utilidades al personal (Nota 14):		
Causado	(13,510)	(5,417)
Diferido	1,272	5,862
	(12,238)	445
Utilidad antes de participación en la utilidad neta de asociadas e interés minoritario	432,487	350,768
Participación en la utilidad neta de asociadas	60,310	64,023
Utilidad neta consolidada antes de interés minoritario	492,797	414,791
Interés minoritario	(180,044)	(180,963)
Utilidad neta mayoritaria del año	$ 312,753	$ 233,828
Utilidad neta mayoritaria por acción (pesos)	$ 0.72	$ 0.54
Promedio ponderado de acciones en circulación (miles)	433,235	435,515

Reserva Legal 15,637,650

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

GRUMA, S.A. DE .V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y2000

(En miles de pesos de monedas constantes del 31 de diciembre de 2001, excepto número de acciones)

(Notas 1 y 2)

	Capital social (Nota 12-A)					Utilidades retenidas (Nota 12-C)					
	Número de acciones (miles)	Importe	Prima en venta de acciones	Insuficiencia en la actualización del capital	Efecto acumulado de ISR y PTU diferidos	De años anteriores	(Pérdida) utilidad neta del año	Conversión de entidades extranjeras (Nota 12-E)	Total interés mayoritario	Interés minoritario	Total capital contable
Saldos al 31 de diciembre de 1999	436,462	$ 9,758,053	$ 3,042,575	$ (9,628,451)	$ -	$ 6,501,537	$ (301,306)	$ 379,164	$ 9,751,572	$ 2,737,856	$ 12,489,428
Aplicación de la pérdida neta del año anterior						(301,306)	301,306		-	-	-
Dividendos al interés minoritario									-	(22,597)	(22,597)
Ventas netas de acciones propias	2,314	44,122	(94,033)			52,589			2,678	1,500	4,178
Acciones bajo el plan de opción de compra para ejecutivos		(1,222)	(2,178)						(3,400)	-	(3,400)
Operaciones con acciones propias						(7,584)			(7,584)	-	(7,584)
Aumento de capital social en subsidiarias									-	203,187	203,187
Disminución del capital social minoritario									-	(435,444)	(435,444)
	2,314	42,900	(96,211)			(256,301)	301,306		(8,306)	(253,354)	(261,659)
Utilidad (pérdida) integral:											
Efecto acumulado por cambio contable para el registro del impuesto sobre la renta y participación en las utilidades al personal diferidos					(175,471)				(175,471)	(219,803)	(395,274)
Reconocimiento de los efectos de la inflación del año				(758,660)		150,175			(608,485)	(3,422)	(611,908)
Efecto de conversión de entidades extranjeras								(184,368)	(184,368)	-	(184,368)
Utilidad neta del año							233,828		233,828	180,962	414,790
Total (pérdida) integral del año				(758,660)	(175,471)	150,175	233,828	(184,368)	(734,496)	(42,263)	(776,760)
Saldos al 31 de diciembre de 2000	438,776	9,800,953	2,946,364	(10,387,111)	(175,471)	6,395,411	233,828	194,796	9,008,770	2,442,239	11,451,009
Aplicación de la utilidad neta del año anterior						233,828	(233,828)		-	-	-
Dividendos al interés minoritario									-	(261,542)	(261,542)
Ventas netas de acciones propias	2,949	35,657	13,802			(41,456)			8,003	-	8,003
Acciones bajo el plan de opción de compra para ejecutivos		(69,231)	39,118						(30,113)		(30,113)
Operaciones con acciones propias			(12,045)			(38,932)			(50,977)		(50,977)
	2,949	(33,574)	40,875			153,440	(233,828)		(73,087)	(261,542)	(334,629)
Utilidad (pérdida) integral:											
Reconocimiento de los efectos de la inflación del año				13,610		267,130			280,740	7,210	287,950
Efecto de conversión de entidades extranjeras, neto								(541,549)	(541,549)		(541,549)
Utilidad neta del año							312,753		312,753	180,044	492,797
Total utilidad integral del año				13,610		267,130	312,753	(541,549)	51,944	187,254	239,198
Saldos al 31 de diciembre de 2001	441,725	$ 9,767,379	$ 2,987,239	$ (10,373,501)	$ (175,471)	$ 6,815,981	$ 312,753	$ (346,753)	$ 8,987,627	$ 2,367,951	$ 11,355,578

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

129

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de monedas constantes del 31 de diciembre de 2001)
(Notas 1 y 2)

	2001	2000
Operación:		
Utilidad neta mayoritaria	$ 312,753	$ 233,828
Interés minoritario	180,044	180,963
Utilidad neta consolidada	492,797	414,791
Partidas que no implicaron uso de recursos:		
Depreciación y amortización	780,299	648,314
Retiro de activos ociosos y otros diferidos	-	103,461
Participación en la utilidad neta de asociadas menos dividendos recibidos	(60,310)	(64,023)
Impuesto sobre la renta y participación en las utilidades al personal diferidos	85,131	(133,242)
Pérdida neta en el cierre de las operaciones del pan	187,767	-
Provisión para prima de antigüedad	6,707	358
	1,492,391	969,659
Cambios en el capital de trabajo:		
Inversiones temporales restringidas	3,777	448
Cuentas y documentos por cobrar, neto	214,873	(34,639)
Inventarios	(35,190)	191,179
Pagos anticipados	13,525	21,661
Proveedores	(320,840)	348,929
Pasivos acumulados y otras cuentas por pagar	41,208	76,354
Impuesto sobre la renta y participación de utilidades al personal por pagar	41,423	21,197
	(41,224)	625,129
Recursos netos generados por la operación	1,451,167	1,594,788
Actividades de financiamiento:		
Préstamos bancarios y deuda a largo plazo	2,494,680	2,379,781
Pago de préstamos bancarios y deuda a largo plazo	(3,005,615)	(2,643,261)
Aumento de capital social en subsidiarias	-	203,187
Disminución del capital social minoritario	-	(435,444)
Ventas netas de acciones propias	(73,087)	(6,805)
Pago de dividendos de subsidiarias al interés minoritario	(261,542)	(22,597)
Otros	(81,580)	(52,504)
Recursos netos utilizados en actividades de financiamiento	(927,144)	(577,643)
Actividades de inversión:		
Adquisiciones de propiedades, planta y equipo	(650,224)	(1,377,485)
Adquisición de nuevas plantas	-	(123,091)
Recursos recibidos por el cierre de las operaciones del pan	505,707	-
Exceso del valor en libros sobre el costo	4,808	367,803
Activo diferido	(74,380)	(99,160)
Inversión en acciones	(2,076)	(56,245)
Otros	(38,561)	(19,221)
Recursos netos utilizados en actividades de inversión	(254,726)	(1,307,399)
Aumento (disminución) en efectivo e inversiones temporales	269,297	(290,254)
Efectivo e inversiones temporales al inicio del año	116,807	407,061
Efectivo e inversiones temporales al final del año	$ 386,104	$ 116,807

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

GRUMA, S.A. DE C.V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

AL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de monedas constantes del 31 de diciembre de 2001, excepto que se indique otra denominación)

1. ENTIDAD Y OPERACIONES

Gruma, S.A. de C.V. es una empresa mexicana con subsidiarias ubicadas en México, Estados Unidos de América, Centro y Sudamérica y recientemente en Europa, en lo sucesivo referidas en forma colectiva como "la Compañía", cuyas actividades consisten principalmente en la producción y venta de harina de maíz, tortilla, harina de trigo y otras actividades relacionadas.

2. POLÍTICAS CONTABLES SIGNIFICATIVAS

Los estados financieros consolidados han sido preparados de acuerdo con los principios de contabilidad generalmente aceptados en México.

A) BASES DE CONSOLIDACIÓN

Los estados financieros consolidados incluyen los de Gruma, S.A. de C.V. y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

	% de participación en 2001 y 2000
Gruma Corporation y subsidiarias	100.00
Grupo Industrial Maseca, S.A. de C.V. y subsidiarias	83.18
Molinos Nacionales, C.A.	95.00
Derivados de Maíz Seleccionado, C.A.	50.00
Molinera de México, S.A. de C.V. y subsidiarias	60.00
Gruma Centro América, S.A. y subsidiarias	100.00
Productos y Distribuidora Azteca, S.A. de C.V. y subsidiarias	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. y subsidiarias	100.00
Asesoría de Empresas, S.A. de C.V.	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V.	100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. y subsidiarias	100.00

B) USO DE ESTIMACIONES

La preparación de los estados financieros requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan los importes registrados de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y años que se informan; asimismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

C) CONVERSIÓN DE ENTIDADES EXTRANJERAS

Los estados financieros de las subsidiarias en el extranjero son actualizados y convertidos en pesos aplicando los lineamientos siguientes:

- Los estados financieros son actualizados de conformidad con los métodos que establece el Boletín B-10, aplicando el Índice General de Precios al Consumidor ("IGPC") que refleje los cambios en el poder adquisitivo de la moneda del país en que la subsidiaria extranjera informa sus operaciones.

- Los activos, pasivos, ingresos y gastos en monedas constantes se convierten en pesos aplicando el tipo de cambio vigente al final del año. Las cuentas del capital contable se convierten utilizando los tipos de cambio aplicables en las fechas en que se hicieron las aportaciones de los accionistas y se generaron las utilidades. Los efectos resultantes en la conversión se reconocen como parte del capital contable en el renglón denominado "Conversión de Entidades Extranjeras" (Nota 12-E).

D) RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN

Los estados financieros consolidados han sido actualizados para reconocer los efectos de la inflación y están expresados en miles de pesos de monedas constantes de poder adquisitivo del 31 de diciembre de 2001, determinados como sigue:

- Para propósitos de comparabilidad, los estados financieros consolidados al 31 de diciembre de 2000 y por el año terminado en esa fecha han sido actualizados utilizando un factor promedio ponderado calculado en base a la contribución que de las ventas netas tiene cada una de las monedas incluidas en dichos estados financieros, considerando las variables de inflación y de variación en tipo de cambio.
- Los estados de resultados y de variaciones en el capital contable por el año terminado el 31 de diciembre de 2001 han sido actualizados utilizando los factores derivados del IGPC del país donde las entidades tienen las operaciones, aplicables al periodo comprendido entre la fecha en que éstas se realizaron y la fecha del cierre del ejercicio.
- Los estados de cambios en la situación financiera presentan, en pesos de monedas constantes, la generación y utilización de recursos derivados de la operación y por actividades de financiamiento e inversión.
- Los principales factores anuales usados para reconocer los efectos de la inflación fueron:

Año	Factor INPC	Factor promedio ponderado
2001	4.46%	0.41%
2000	8.90%	6.30%

La metodología para actualizar los estados financieros es la siguiente:

- Actualización de activos no monetarios

  Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Como se detalla en la Nota 2-I, propiedades, planta y equipo, neto se actualizan usando factores derivados del Índice Nacional de Precios al Consumidor ("INPC"), excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza en base al IGPC del país de origen y se valúa utilizando la moneda de ese país al tipo de cambio vigente al final del año.

- Actualización del capital social, prima en venta de acciones y utilidades retenidas

  Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades y se presenta en los renglones correspondientes del capital contable.

- Insuficiencia en la actualización del capital

  Representa principalmente la diferencia entre el valor específico de reposición de los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizado por la inflación general, medida a través del INPC y del IGPC para las subsidiarias en el extranjero.

- Ganancia (pérdida) por posición monetaria

  Representa el efecto de la inflación, medido en términos del INPC e IGPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes. La ganancia (pérdida) por posición monetaria de las subsidiarias en el extranjero se determina aplicando el factor derivado del IGPC a sus activos y pasivos monetarios antes de su conversión a pesos.

E) TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran en pesos al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera se registran en pesos al tipo de cambio vigente a la fecha de los estados financieros. Las diferencias en cambios derivadas de la valuación y pago de estos saldos se cargan o acreditan a los resultados del año, excepto por las diferencias en cambio derivadas de financiamientos en moneda extranjera que se cargan o acreditan al renglón del capital contable denominado "Conversión de Entidades Extranjeras", cuando la inversión neta en una subsidiaria extranjera es designada como cobertura económica de tales financiamientos.

F) INVERSIONES TEMPORALES

Las inversiones temporales son partidas equivalentes de efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo que es aproximado a su valor de mercado.

G) INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el que sea menor. El costo de reposición es determinado principalmente en base del precio de la última compra, por el método de primeras entradas primeras salidas y último costo de producción del ejercicio. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

H) INVERSIÓN EN ACCIONES

La inversión en acciones comunes cuya participación en el capital social de la emisora sea entre el 10% y 50% y cuando la Compañía tenga una influencia significativa, se valúa por el método de participación.

I) PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el IGPC del país de origen y se valúa utilizando la moneda de ese país al tipo de cambio vigente al final del año.

La depreciación se calcula por el método de línea recta, con base en el valor actualizado menos el valor de desecho y en las vidas útiles de los bienes. Las vidas útiles de los activos se resumen como sigue:

	Años
Edificios...	30 - 53
Maquinaria y equipo..............................	3 - 27

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento neto, incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros Productos, neto".

Los costos de adquisición, desarrollo e implementación de software para uso interno se capitalizan y se amortizan en base a su vida útil estimada, la cual inicia cuando el software se encuentra listo para usarse.

J) INTANGIBLES, NETO

Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en periodos que fluctúan entre 5 y 20 años.

Los contratos de no competencia se actualizan mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en un periodo de 20 años.

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales o comerciales se capitalizan como gastos preoperativos; esta etapa termina cuando la Compañía inicia sus actividades comerciales. Los gastos preoperativos se actualizan usando los factores del INPC y se amortizan por el método de línea recta en un periodo que no excede de 12 años.

El exceso del costo sobre el valor en libros y el exceso del valor en libros sobre el costo de las subsidiarias y asociadas adquiridas se actualizan usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados utilizando el método de línea recta, por un período no mayor a 20 años en el caso del exceso del costo sobre el valor en libros y no mayor a 5 años para el exceso del valor en libros sobre el costo.

Los gastos correspondientes a la emisión de deuda se capitalizan y se amortizan por el método de línea recta durante la vigencia de la misma.

K) VALOR DE RECUPERACIÓN DE ACTIVOS DE LARGA DURACIÓN

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado.

La recuperación de las propiedades, planta y equipo que serán conservadas por la Compañía para su utilización se determina mediante el flujo neto estimado de efectivo que se espera sea generado por los activos; en su caso, se reconoce una pérdida por deterioro por el excedente del valor neto registrado y el valor justo de dichos activos. Respecto a los activos susceptibles de ser vendidos o abandonados, la pérdida por deterioro se determina por la diferencia entre el valor neto registrado y el valor estimado de venta menos los costos relativos.

La administración de la Compañía estima que al 31 de diciembre de 2001 no existe deterioro pendiente de registrar en el valor de recuperación de los activos de larga duración a esa fecha.

L) PRIMA DE ANTIGÜEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad, a que tienen derecho los trabajadores mexicanos después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias previstas por la Ley Federal del Trabajo en México, se cargan a resultados del año en que son exigibles y se pagan.

M) INSTRUMENTOS FINANCIEROS

A partir del 1 de enero de 2001, se inició la vigencia del Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, el cual establece los lineamientos para la valuación, registro y revelación de los activos y pasivos financieros y ciertas transacciones de cobertura.

A continuación se describe el tratamiento contable seguido por la Compañía para las principales operaciones financieras derivadas realizadas durante 2001:

- La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación (como es el caso del gas natural) y para reducir el riesgo por fluctuaciones en los precios del maíz, trigo y aceites. Estos contratos no exceden las necesidades de producción del año. Las utilidades o pérdidas no realizadas generadas por estas operaciones no se reconocen en los estados financieros si no hasta que los contratos se finiquitan. Las ganancias o pérdidas realizadas son reconocidas en el estado de resultados como parte del costo de producción al momento de su consumo.
- La Compañía realiza operaciones de cobertura sobre alguno de sus pasivos para reducir el riesgo por fluctuaciones en las tasas de interés.
- La Compañía lleva a cabo operaciones de intercambio de flujos de dinero conocida como Swaps sobre sus acciones propias. Al vencimiento la Compañía tiene la opción de recomprar las acciones al precio de mercado en esa fecha y pagar o recibir la diferencia del valor de las acciones según el precio pactado y el precio de mercado, el que sea mayor, el efecto anterior se registra en el capital contable.
- La Compañía lleva a cabo operaciones de derivados de opciones del tipo Compra ("Call"), los cuales al vencimiento, la Compañía tiene el derecho de recomprar las acciones al precio de mercado en esa fecha.

Las anteriores operaciones financieras derivadas están sujetas a diversos tipos de riesgos, los principales que pueden asociarse a los mismos están relacionados con el mercado en donde se operan, las tasas de interés asociadas al plazo, los tipos de cambio, y los riesgos inherentes de crédito y liquidez de mercado. Consecuentemente, la intención de la Administración de la Compañía al momento de realizarlas es con fines de cobertura.

N) RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos y son aceptados por los clientes o cuando el riesgo de la propiedad se les transfiere. Las provisiones para descuentos y rebajas, devoluciones y otros ajustes se registran en el mismo periodo de las ventas correspondientes, en base a estimaciones o transacciones reales.

O) IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN EN LAS UTILIDADES AL PERSONAL

El gasto o ingreso por impuesto sobre la renta y participación en las utilidades al personal diferido se reconoce por todas aquellas diferencias temporales entre los valores contables y fiscales de los activos y pasivos que se espera se revertirán en el futuro.

P) UTILIDAD NETA MAYORITARIA POR ACCIÓN

Se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

Q) UTILIDAD (PÉRDIDA) INTEGRAL

A partir del 1 de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral. La Compañía adoptó las disposiciones establecidas en dicho boletín y reestructuró dicho estado financiero para hacer comparativos a los diferentes renglones que lo integran.

3. CUENTAS Y DOCUMENTOS POR COBRAR, NETO E IMPUESTOS POR RECUPERAR

Cuentas y documentos por cobrar, neto se analiza como sigue:

	2001	2000
Clientes	$ 2,196,817	$ 2,291,324
Estimación para cuentas de cobro dudoso	(103,085)	(126,171)
	2,093,732	2,165,153
Gastos por recuperar por retiro de inventarios (Nota 11)	-	209,501
Partes relacionadas (Nota 18)	151,828	102,667
Funcionarios y empleados	25,040	30,697
Documentos por cobrar, neto	6,825	7,960
Otros deudores	104,389	125,751
	$ 2,381,814	$ 2,641,729

Impuestos por recuperar se integra de lo siguiente:

	2001	2000
Impuesto especial sobre producción y servicios	$ 121,803	$ 91,775
Impuesto al valor agregado	75,513	61,386
Impuesto sobre la renta	17,332	18,271
Otros	1,055	12,832
	$ 215,703	$ 184,264

4. INVENTARIOS

Inventarios se integra de lo siguiente:

	2001	2000
Materias primas, principalmente maíz y trigo	$ 1,867,499	$ 1,931,579
Productos terminados	210,017	212,226
Productos en proceso	34,411	53,337
Materiales y refacciones	204,575	236,236
Inventarios en tránsito	6,035	12,227
Anticipos a proveedores	29,456	3,195
	$ 2,351,993	$ 2,448,800

5. INVERSIÓN EN ACCIONES DE ASOCIADAS

La inversión en acciones de asociadas está representada principalmente por la inversión en las acciones de Grupo Financiero Banorte, S.A. de C.V. y subsidiarias ("GFNorte"), institución financiera que sigue las políticas y prácticas contables establecidas por la Comisión Nacional Bancaria y de Valores, y de Harinera de Monterrey, S.A. de C.V. que produce harina de trigo y productos relacionados en México.

Estas inversiones se registran por el método de participación y se integran como sigue:

	2001	2000	Tenencia accionaria
GFNorte:			
Valor contable	$ 1,005,703	$ 854,500	11%
Exceso del costo sobre el valor en libros, neto	48,708	146,723	
	1,054,411	1,001,223	
Harinera de Monterrey, S.A. de C.V.	103,217	126,561	40%
	$ 1,157,628	$ 1,127,784	

Durante 2000, la Compañía evaluó el importe del exceso del costo sobre el valor en libros relacionado con la inversión en GFNorte y se determinó que la vida útil remanente sería 2.5 años en lugar de 6 años que se tenían estimados.

Al 31 de diciembre de 2001 y 2000, el exceso del costo sobre el valor en libros se presenta neto de amortización acumulada por $674,666 y $597,810, respectivamente.

6. PROPIEDADES, PLANTA Y EQUIPO, NETO

Propiedades, planta y equipo, neto, se integra como sigue:

	2001	2000
Terrenos	$ 903,638	$ 905,403
Edificios	4,072,774	3,984,223
Maquinaria y equipo	12,239,051	13,433,358
Construcciones en proceso	162,389	582,287
Software para uso interno	549,631	562,432
Mejoras a locales arrendados	216,943	225,399
Otros	18,633	57,882
	18,163,059	19,750,984
Depreciación y amortización acumulada	(6,286,869)	(7,156,870)
	$ 11,876,190	$ 12,594,114

Por los años terminados el 31 de diciembre de 2001 y 2000, el gasto por depreciación asciende a $903,180 y $833,390, respectivamente. Por el año terminado el 31 de diciembre de 2000, se capitalizaron $5,803 provenientes del costo integral de financiamiento.

Al 31 de diciembre de 2001, propiedades, planta y equipo incluye activos ociosos (varias plantas conformadas por terrenos, edificios y maquinaria) por un valor aproximado de $487,632, debido al cierre temporal de las operaciones productivas de diversas plantas localizadas en México, Centroamérica y Venezuela. La administración de la Compañía tiene la intención de utilizar estos activos en el corto plazo. En adición, la Compañía tiene activos fuera de operación por $49,184 de los cuales reconoció una pérdida en el valor de realización de los mismos por $14,000.

7. INTANGIBLES, NETO

Intangibles, neto se compone de lo siguiente:

	2001	2000
Contratos de no competencia	$ 724,706	$ 700,269
Gastos preoperativos	66,156	422,297
Costos de emisión de deuda	190,212	124,685
Patentes y marcas	164,585	176,359
Investigación de nuevos proyectos	70,816	93,909
Otros	52,112	59,842
	1,268,587	1,577,361
Amortización acumulada	(369,077)	(331,845)
	$ 899,510	$ 1,245,516

Los gastos de investigación y desarrollo se cargan a gastos conforme se incurren y ascienden a $20,149 y $37,201 por los años terminados al 31 de diciembre de 2001 y 2000, respectivamente. La amortización de gastos preoperativos, cargada a resultados por los años terminados al 31 de diciembre de 2001 y 2000, asciende a $32,693 y $36,960, respectivamente. En adición durante el año 2001, la Compañía canceló gastos preoperativos con motivo del cierre de las operaciones del pan por $307,362, y durante 2000 se cancelaron gastos preoperativos por $22,370, debido a que la Compañía determinó que los montos de dichos activos no serían recuperados en el futuro. Ambos importes se registraron en otros productos, neto (Nota 13).

8. **OTROS ACTIVOS**

Otros activos se integra de lo siguiente:

	2001	2000
Fondos de inversión para investigación y desarrollo de tecnología	$ 209,496	$ 191,649
Documentos por cobrar a largo plazo	22,092	32,316
Partes relacionadas (Nota 18)	24,932	35,849
Membresías en clubes	23,753	20,766
Depósitos en garantía	17,832	13,867
Impuestos por recuperar	9,661	-
	$ 307,766	$ 294,447

9. **PRESTAMOS BANCARIOS Y DEUDA A LARGO PLAZO**

Los préstamos bancarios y la deuda a largo plazo se analizan como sigue:

	2001	2000
Crédito sindicado en dólares americanos con vencimientos en febrero de 2003 y 2004. Causa interés pagaderos mensual o trimestralmente a la tasa Libor más 1.25% a 2.875% (al 31 de diciembre Libor más 1.75%)	$ 3,668,000	$ -
Emisión de Eurobonos en dólares americanos con vencimiento en octubre de 2007 e intereses pagaderos semestralmente del 7.625% anual	2,292,500	2,409,840
Préstamo bancario en dólares americanos con intereses mensuales o trimestrales a la tasa Libor mas 3.25% anual	-	1,927,872
Préstamo bancario en dólares americanos amparados con líneas de crédito revolventes. Las disposiciones causan intereses mensuales a la tasa Libor mas 1.35% a 1.75% anual	-	647,765
Préstamo bancario en dólares americanos amparado con una línea de crédito revolvente comprometida. Las disposiciones causan intereses mensual o trimestralmente a tasas variables (7.56% anual al 31 de diciembre de 2000)	-	578,362
Préstamos a corto plazo revolventes en dólares americanos con intereses a tasas variables pagaderos mensualmente	-	531,611
Préstamo bancario en dólares americanos amparado con una línea de crédito. Las disposiciones causan intereses pagaderos trimestralmente a la tasa Prime (9.5% al 31 de diciembre de 2000) o Libor mas un incremento entre 0.21% a 0.60% (6.94% al 31 de diciembre de 2000)	-	347,017
Préstamos en dólares americanos con intereses pagaderos trimestralmente entre 3.80 % y 7.96 % anual y vencimientos anuales entre 2002 y 2009.	294,623	313,868
Documentos por pagar en dólares americanos con intereses del 7.5% anual pagaderos trimestralmente	-	173,597
Préstamo de corto plazo en dólares americanos con intereses a la tasa de Libor mas 4.5% y 5.5% para 2000, pagaderos mensual o semestralmente	-	121,213
Préstamos en dólares americanos con intereses pagaderos trimestralmente del 8.38% al 8.44% anual	-	81,422
Préstamos en dólares americanos con intereses pagaderos semestralmente a tasas variables	-	6,728

	2001	2000
Préstamo en bolívares de Venezuela con vencimientos en 2002 e intereses mensuales a tasas variables (16.61% anual al 31 de diciembre de 2001).......	278,100	5,006
Préstamos en dólares americanos con vencimiento en septiembre de 2002 e intereses pagaderos mensualmente a la tasa de Libor más 1.25% anual........	45,860	-
	6,579,083	7,144,301
Préstamos bancarios a corto plazo	(323,960)	(652,820)
Porción circulante de la deuda a largo plazo	(11,087)	(630,576)
Deuda a largo plazo	$ 6,244,036	$ 5,860,905

La Compañía tiene contratadas líneas de crédito comprometidas por $130 millones de dólares ($1,192,100 miles de pesos), los cuales en su totalidad están disponibles al 31 de diciembre de 2001 y requieren el pago anual de una comisión del 0.05% al ¼% de las cantidades no utilizadas.

El pago de dividendos puede verse restringido al incumplir ciertas razones financieras y otros requisitos de algunos contratos de financiamiento. Al 31 de diciembre de 2001, la Compañía está en cumplimiento con las razones financieras y otros requisitos.

Al 31 de diciembre de 2001, los vencimientos anuales de la deuda a largo plazo son los siguientes:

Año	**Importe**
2003	$ 927,445
2004	2,774,649
2005	12,214
2006	13,205
2007 en adelante	2,516,523
	$ 6,244,036

La Compañía celebró contratos de cobertura de tasa de interés relacionada con la deuda a largo plazo que vence en 2007, ver Nota 17.

10. PRIMA DE ANTIGÜEDAD Y PLAN DE AHORRO

La prima de antigüedad a que tienen derecho en México los trabajadores al retiro es determinada por actuarios independientes basándose principalmente en los años de servicio, edad y remuneración de los trabajadores. La Compañía tiene constituidos fideicomisos irrevocables a favor de los trabajadores a los que aporta recursos para hacer frente a esta obligación.

Los componentes del costo neto por prima de antigüedad por los años terminados el 31 de diciembre de 2001 y 2000, consisten en lo siguiente:

	2001	2000
Costo laboral	$ 2,640	$ 2,396
Costo financiero	696	594
Rendimiento del fondo	(1,657)	(1,589)
Ajuste por reorganización	187	-
Pérdida en finiquitos	237	-
Amortización neta	1,139	1,179
Costo neto del año	$ 3,242	$ 2,580

A continuación se muestra la situación del plan:

	2001	2000
Valor presente de la obligación acumulada por:		
Beneficios adquiridos	$ (7,647)	$ (6,459)
Beneficios futuros	(7,457)	(6,468)
	(15,104)	(12,927)
Exceso de la obligación por beneficios proyectados sobre la obligación acumulada	(5,907)	(4,121)
Obligación por beneficios proyectados	(21,011)	(17,048)
Activos del plan a valor de mercado (fondos en fideicomiso)	16,366	14,167
Insuficiencia de los activos del plan sobre la obligación por beneficios proyectados	(4,645)	(2,881)
Partidas pendientes de amortizar en 17 años:		
Variaciones en supuestos y ajustes por experiencia	1,425	(77)
Pasivo neto de transición	(192)	750
Costo de servicios pasados y modificaciones al plan	(286)	(16)
Ajuste requerido para reconocer el pasivo mínimo requerido	(1,129)	(1,616)
Pasivo neto proyectado	$ (4,827)	$ (3,840)

El movimiento anual de la obligación por beneficios proyectados y de los activos del plan (fondos en fideicomiso), se resume como sigue:

	2001	2000
Obligación por beneficios proyectados al inicio del año	$ 17,048	$ 15,606
Efecto de la inflación en el saldo inicial	300	906
Costo laboral	2,640	2,396
Costo financiero	696	594
Beneficios pagados	248	(3,307)
Pérdida actuarial	79	853
Obligación por beneficios proyectados al final del año	$ 21,011	$ 17,048
Valor de mercado de los activos del plan al inicio del año	$ 14,167	$ 15,187
Efecto de la inflación en el saldo inicial	294	698
Rendimientos del fondo	1,657	1,589
Beneficios pagados	248	(3,307)
Valor de mercado de los activos del plan al final del año	$ 16,366	$ 14,167

Los principales supuestos (tasa promedio ponderada neta de inflación esperada) utilizados para determinar el costo de la prima de antigüedad fueron los siguientes:

	2001	2000
Tasa de descuento	4.0%	4.0%
Tasa de incremento futuro en niveles de compensación	2.0%	2.0%
Tasa de rendimiento esperado de los activos del plan	5.0%	5.0%
Tasa de inflación	8.0%	8.0%

En los Estados Unidos de América, la Compañía tiene planes de ahorro e inversión que incorporan contribuciones de empleados en forma voluntaria 401(K) y contribuciones de las subsidiarias de ese país. En los años 2001 y 2000, el total de gastos derivados de este plan asciende a $2,212 y $2,098 miles de dólares, respectivamente ($20,284 y $19,239 miles de pesos).

En Venezuela, la Compañía registra un pasivo para las indemnizaciones por antigüedad y por despidos injustificados que señala la Ley Orgánica del Trabajo y que se considera un derecho adquirido por los trabajadores, el cual asciende a $15,958 y $13,642 al 31 de diciembre de 2001 y 2000, respectivamente.

En Centroamérica las compensaciones que se van acumulando a favor de los empleados según el tiempo de servicio, de acuerdo con las disposiciones de la legislación laboral de Costa Rica, Nicaragua, El Salvador, Honduras y Guatemala, pueden llegar a serles pagadas en caso de muerte, jubilación o despido sin causa justificada. La Compañía registra una provisión de un 10% sobre los salarios pagados. El pasivo por este concepto asciende a $7,964 y $5,733 al 31 de diciembre de 2001 y 2000, respectivamente.

11. CONTINGENCIAS Y COMPROMISOS

En México, la Secretaría de Hacienda y Crédito Público ha observado ciertas deducciones cuyo efecto en el impuesto sobre la renta de años anteriores asciende a $32,002 más la actualización, multas y recargos correspondientes. En opinión de la Compañía, no se espera que la resolución de estas demandas tengan un efecto adverso significativo en su situación financiera y resultados de operación.

La Compañía celebró contratos de venta y arrendamiento de varios equipos de producción localizados en sus plantas en los Estados Unidos de América, en los que tiene opción de compra de esos equipos al término de los contratos y una opción de compra en forma anticipada que le permite adquirir los equipos a su valor de mercado aproximadamente al 75% del valor establecido en el contrato. Los contratos relativos se registran como arrendamiento operativo.

Al 31 de diciembre de 2001, la Compañía tiene compromisos derivados de contratos de arrendamiento a largo plazo de instalaciones y equipo hasta el año 2011. Las rentas futuras mínimas anuales ascienden a $115,446 miles de dólares ($1,058,640 miles de pesos) y son como sigue:

	Dólares americanos (miles)					
Año	**Instalaciones**		**Equipo**		**Total**	
2002	U.S.$	8,442	U.S.$	22,146	U.S.$	30,588
2003		6,907		18,347		25,254
2004		5,081		12,107		17,188
2005		3,413		11,911		15,324
2006		2,774		5,445		8,219
2007 en adelante		5,387		13,486		18,873
	U.S.$	32,004	U.S.$	83,442	U.S.$	115,446
	$	293,477	$	765,163	$	1,058,640

Los gastos por renta fueron de aproximadamente $355,515 y $414,067 en los años terminados el 31 de diciembre de 2001 y 2000, respectivamente.

Al 31 de diciembre de 2001, en los Estados Unidos de América, la Compañía tiene compromisos para comprar grano y otras materias primas por aproximadamente $73,531 miles de dólares americanos ($674,279 miles de pesos), que serán entregados durante 2002.

Al 31 de diciembre de 2001, la Compañía tiene compromisos para comprar maquinaria y equipo por aproximadamente $2,516 miles de dólares americanos ($23,072 miles de pesos).

La Compañía tiene inversiones temporales restringidas por $2,586 y $6,363 al 31 de diciembre de 2001 y 2000, respectivamente, las cuales incluyen fondos remanentes de la emisión de bonos industriales exentos de impuestos en los Estados Unidos de América por $1,128 y $1,559, respectivamente ($123 y $170 miles de dólares americanos) que están disponibles para cubrir los intereses de los saldos de estos.

La Compañía ha celebrado contratos de compra de gas y electricidad con diversas compañías en los Estados Unidos de América para sus plantas de producción. Estos contratos establecen volúmenes de compra mensuales en base a sus necesidades de producción promedio mensual y a un precio por MMBTU o kWh. Los contratos son por periodos de seis meses a dos años y expiran hasta junio de 2003.

En septiembre de 2000, en los Estados Unidos de América, la Compañía tuvo conocimiento de que algunos de sus productos elaborados con maíz amarillo contenían un organismo modificado genéticamente, denominado Starlink, el cual no está aprobado para consumo humano por las agencias gubernamentales de ese país. Por este motivo, la Compañía tomó la decisión de efectuar voluntariamente el retiro del mercado de todos sus productos elaborados con maíz amarillo y suspender la producción de los mismos. Derivado del retiro de los productos, la Compañía incurrió en costos relacionados con inventarios de materia prima y productos terminados que no serán ofrecidos para venta, devoluciones de ventas a crédito de estos productos o intercambio por productos elaborados con maíz blanco, material de empaque no utilizable, honorarios de pruebas de laboratorio y honorarios legales y de consultoría. Al 31 de diciembre de 2000, la estimación de estos costos recuperables se incluyen en cuentas por cobrar por un monto aproximado de $209,501 ($21,734 miles de dólares). Estos costos fueron recuperados en su totalidad durante 2001.

Adicionalmente, durante 2001 la Compañía recuperó de terceros, $60,687 ($6,618 miles de dólares) por las pérdidas incurridas en ventas y márgenes de operación, los cuales se registraron en otros productos, neto (Nota 13).

Como resultado de la posible contaminación de Starlink, se han interpuesto demandas contra la Compañía, en las cuales los demandantes reclaman daños por consumir productos elaborados con maíz amarillo que se supone contiene Starlink. Terceros se han hecho cargo de estas demandas así como de cualquier gasto que se derive. Asimismo, la Compañía esta involucrada en demandas interpuestas por una de las principales cadenas de restaurantes en los Estados Unidos y de ciertos franquisitarios, los cuales reclaman pérdidas de ventas como resultado de la contaminación de Starlink. Actualmente no hay algún efecto significativo en la situación financiera y resultados de operación como resultado de esto, adicionalmente la aseguradora con la cual la Compañía tiene contratadas coberturas contra este tipo de riesgos, asumió la defensa de estas demandas.

La compañía está involucrada en demandas por supuestas prácticas monopólicas, de las cuales no se espera que su resolución tenga un efecto adverso significativo en su situación financiera y resultados de operación.

Adicionalmente a lo anterior, la Compañía está involucrada en ciertas demandas no resueltas que surgen en el curso ordinario del negocio. En opinión de la Compañía, no se espera que la resolución de estas demandas tengan un efecto adverso significativo en su situación financiera y resultados de operación.

12. CAPITAL CONTABLE

A) CAPITAL SOCIAL

Al 31 de diciembre de 2001, el capital social de la Compañía está representado por 441,725,086 acciones nominativas comunes Serie “B”, sin expresión de valor nominal, correspondientes a la porción fija sin derecho a retiro totalmente suscritas y pagadas y 10,824,866 acciones en tesorería (438,776,086 acciones suscritas y pagadas y 13,773,866 acciones en tesorería al 31 de diciembre de 2000).

B) PLAN DE OPCIÓN DE COMPRA DE ACCIONES PARA EJECUTIVOS

Gruma, S.A. de C.V. ha establecido, a través de un fideicomiso irrevocable, un "Plan de Opción de Compra de Acciones para Ejecutivos", destinando hasta la fecha 8,039,219 acciones representativas del capital social, las cuales están suscritas y pagadas; bajo este plan las acciones son otorgadas a los ejecutivos, con derecho a los dividendos de las acciones durante la vigencia del plan, el cual comprende hasta seis años a partir de la fecha de ingreso.

Al 31 de diciembre de 2001, la Compañía tiene otorgadas 1,144,564 acciones Serie "B" bajo este plan, cuyos contratos culminan el 31 de diciembre de 2003.

Durante el período de este plan, la Compañía reconoce como gasto, por el método de línea recta, el valor de mercado de las acciones en la fecha de su asignación. El monto reconocido como gasto en los resultados de los años terminados el 31 de diciembre de 2001 y 2000, asciende a $4,984 y $3,349, respectivamente.

C) UTILIDADES RETENIDAS

La utilidad neta del año está sujeta a la separación de un 5% para incrementar la reserva legal, incluida en utilidades retenidas, hasta que ésta sea igual a la quinta parte del capital social pagado.

El pago de dividendos contra utilidades acumuladas que no hayan sido previamente gravadas, causará un impuesto a cargo de la Compañía equivalente al 53.85% del dividendo pagado. El impuesto pagado puede acreditarse contra el impuesto sobre la renta de los siguientes tres años. A partir de 2002 los dividendos pagados no estarán sujetos a retención alguna.

D) RECOMPRA DE ACCIONES PROPIAS

La Asamblea de Accionistas autorizó crear una reserva para adquisición de acciones propias por $650,000. No podrán adquirirse acciones propias que excedan del 5% de acciones del capital social. Al 31 de diciembre de 2001, la Compañía ha efectuado compras netas por 10,824,866 acciones propias con valor de mercado de esa fecha de $88,980.

La Compañía lleva a cabo operaciones con acciones de su propio capital como sigue:

- La Compañía realizó operaciones de intercambio de flujos de dinero conocida como Swaps con una institución financiera en México, sobre 8,500,700 acciones propias con un importe total de $5,629 miles de dólares americanos. La Compañía está obligada a pagar en la fecha de vencimiento un interés entre el 6.61125% a 6.75% sobre el importe total en la fecha de contratación. Los contratos vencen en septiembre de 2002, fecha en la que la Compañía tiene la opción de recomprar las acciones al precio de mercado en esa fecha. Al vencimiento de los contratos la Compañía pagará o recibirá la diferencia del valor de las acciones según el precio pactado y el precio de mercado, el que fuera mayor.

- En diciembre de 2001, la Compañía celebró un contrato de opciones del tipo compra ("Call") con una institución financiera en Europa, sobre 7,650,000 acciones propias con un importe total de $6,890 miles de dólares americanos, el cual vence en diciembre de 2002, fecha en la que la Compañía tiene el derecho de recomprar las acciones a un precio nominal.

E) CONVERSIÓN DE ENTIDADES EXTRANJERAS

El rubro de "Conversión de Entidades Extranjeras" se integra como sigue:

	2001	2000
Efecto acumulado de la conversión de la inversión neta de apertura en subsidiarias extranjeras	$ 202,649	$ 388,451
Efecto por la conversión de las cuentas de capital al tipo de cambio del cierre del año	(681,978)	(147,299)
Diferencias cambiarias derivadas de financiamientos en moneda extranjera registrados como cobertura natural para las inversiones en subsidiarias extranjeras, neto de impuestos	132,576	(46,356)
	$ (346,753)	$ 194,796

F) EFECTOS DE LA INFLACIÓN

Al 31 de diciembre de 2001, el capital contable mayoritario se integra como sigue:

	Nominal	Actualización	Total
Capital social	$ 4,237,321	$ 5,530,058	$ 9,767,379
Prima en venta de acciones	1,235,400	1,751,839	2,987,239
Insuficiencia en la actualización del capital	-	(10,373,501)	(10,373,501)
Efecto acumulado por cambio contable para el registro del impuesto sobre la renta y participación en las utilidades al personal diferidos	(163,290)	(12,181)	(175,471)
Utilidades retenidas de años anteriores	2,187,456	4,628,525	6,815,981
Utilidad neta del año	308,855	3,898	312,753
Conversión de entidades extranjeras	(356,267)	9,514	(346,753)
	$ 7,449,475	$ 1,538,152	$ 8,987,627

G) VALOR FISCAL DEL CAPITAL SOCIAL Y UTILIDADES RETENIDAS

Al 31 de diciembre de 2001, los valores fiscales actualizados del capital social y de las utilidades retenidas ascienden a $8,115,811 y $41,610, respectivamente.

13. OTROS PRODUCTOS, NETO

Otros productos , neto se analiza como sigue:

	2001	2000
Gastos de implementación de software	$ (5,099)	$ (33,554)
Gastos de reorganización	(3,285)	(45,387)
Amortización de excesos, neto	304,288	283,830
Amortización de otros diferidos	(71,241)	(68,326)
Cancelación de activos	-	(41,976)
Estimación por baja de valor en activos ociosos (Nota 6)	(14,000)	(1,777)
Cancelación de gastos preoperativos no relacionados con el cierre de las operaciones del pan y otros	(20,706)	(22,370)
Pérdida neta en el cierre de las operaciones del pan	(187,767)	-
Recuperación de gastos por retiro voluntario de producto (Nota 11)	60,687	-
Otros	2,507	(34,474)
	$ 65,384	$ 35,966

Durante 2001 y 2000 la Compañía registró gastos de reorganización, los que incluyen indemnizaciones al personal, gastos varios por cierres de plantas y gastos de relocalización de ciertas plantas de tortilla en los Estados Unidos de América. Adicionalmente, la Compañía ha registrado los honorarios de consultores externos relativos a la reorganización del corporativo.

Durante 2001, la Compañía reconoció un importe de $20,706 por concepto de estimación de baja de valor de ciertos excesos sobre el valor en libros de subsidiarias adquiridas.

La pérdida neta por el cierre de las operaciones del pan incluye provisiones por $32,288 para indemnizaciones, terminación de contratos, pérdidas en el valor de activos fijos y otros, principalmente.

14. IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC) Y PARTICIPACIÓN EN LAS UTILIDADES AL PERSONAL (PTU)

A) RÉGIMEN DE ISR E IMPAC

En México, Gruma está autorizada a presentar declaraciones anuales consolidadas de ISR e IMPAC, que consisten principalmente en determinar el impuesto anual incluyendo el de la Compañía y a todas las subsidiarias mexicanas controladas. La aplicación de este régimen tiene el efecto de diferir el pago de ISR causado por aproximadamente $81,323 y $109,752, que reduce la provisión del ISR causado para los años terminados el 31 de diciembre de 2001 y 2000 en estas cantidades, respectivamente. El régimen de consolidación fiscal limita la consolidación al 60% de la participación accionaria en las subsidiarias.

De acuerdo con la legislación fiscal vigente, las empresas mexicanas deben pagar el impuesto que resulte mayor entre el ISR e IMPAC. El IMPAC es determinado aplicando el 1.8% sobre el valor promedio de los activos de las subsidiarias mexicanas de la Compañía, menos ciertos pasivos. Los pagos de IMPAC, son recuperables contra el exceso de ISR sobre IMPAC de los tres años anteriores y de los diez años subsecuentes.

Por los años terminados el 31 de diciembre de 2001 y 2000, el IMPAC causado asciende a $134,537 y $84,134, respectivamente.

B) CONCILIACIÓN ENTRE RESULTADOS CONTABLES Y FISCALES

En México, entre los criterios contables y fiscales existen partidas que originan que la tasa real de ISR del año sea diferente a la tasa legal (35%). Las diferencias que originan este efecto corresponden a diferencias permanentes, principalmente por los conceptos que se registran para reflejar los efectos de la inflación.

Para los años terminados el 31 de diciembre de 2001 y 2000, la conciliación entre los importes a la tasa legal y la tasa efectiva de ISR se muestra a continuación:

	2001	2000
ISR con la tasa legal (35%)	$ 246,580	$ 130,176
Diferencias en impuestos de subsidiarias extranjeras	(75,855)	(28,347)
Diferencias entre los valores contables y fiscales de:		
Compras de inventarios, costos de mano de obra y costos fijos contra costo de ventas	(3,289)	(6,665)
Gastos y productos financieros y efectos de inflación	29,821	53,837
Amortización de ingresos contables no fiscales	(72,318)	(68,642)
Dividendos cobrados del extranjero	158,567	-
Provisiones de gastos que pudieran ser deducibles para efectos fiscales	(26,522)	1,466
Efecto de la actualización de las partidas por pasivo de ISR diferido	(15,602)	-
Actualización de pérdidas fiscales	(222,873)	(66,644)
Pérdidas de subsidiarias mexicanas no utilizadas para consolidación fiscal	246,220	73,689
Otros	(4,941)	(67,263)
ISR con la tasa efectiva (37%)	$ 259,788	$ 21,607

En la Ley de Impuesto sobre la Renta que rige a partir de 2002, se considera una reducción en la tasa actual de impuesto del 35% al 32%. Esta reducción se hará en forma gradual a partir del 2003 hasta que la tasa legal sea 32% en 2005 (Nota 19).

Al 31 de diciembre, los principales componentes del ISR diferido, se resumen como sigue:

	2001	2000
Provisiones de pasivo	$ (101,812)	$ (117,937)
Pérdidas fiscales por amortizar y otros créditos fiscales	(743,481)	(901,145)
Impuesto al activo por recuperar	(618,624)	(589,524)
Intangibles por operaciones entre compañías afiliadas	(281,704)	(278,285)
Otros	(82,616)	(68,755)
	(1,828,237)	(1,955,646)
Propiedades, planta y equipo, neto	1,564,105	1,551,047
Inventarios	356,173	381,277
Activos intangibles y otros	35,296	126,996
Inversión en asociación en participación y en acciones de asociadas	180,411	186,463
	$ 2,135,985	$ 2,245,783
Pasivo neto por ISR diferido	$ (307,748)	$ (290,137)

Al 31 de diciembre de 2001 y 2000, la Compañía no reconoció, por subsidiarias mexicanas, ISR diferido activo por $98,790 y $41,254, respectivamente, y por subsidiarias extranjeras $53,118 y $114,261, respectivamente. En opinión de la Compañía, la recuperación de estos activos no es probable por que su realización depende de la generación futura de utilidades fiscales por parte de las subsidiarias.

Adicionalmente, la Compañía tiene un pasivo por PTU diferido al 31 de diciembre de 2001 y 2000 por $48,628 y $50,269, respectivamente.

C) PERDIDAS FISCALES POR AMORTIZAR E IMPAC POR RECUPERAR

Al 31 de diciembre de 2001, la Compañía tiene, en México, pérdidas fiscales consolidadas por amortizar que ascienden aproximadamente a $1,245,906, las cuales podrán reducir las utilidades gravables para ISR de los años siguientes, e IMPAC que puede ser recuperado en la medida que la Compañía cause ISR en exceso del IMPAC, integrados como sigue:

Año de caducidad	Pérdidas fiscales por amortizar	IMPAC por recuperar
2003	$ -	$ 27,393
2004	309,344	33,845
2005	541,480	27,269
2006	-	27,269
2007 hasta 2012	395,082	551,861
	$ 1,245,906	$ 667,637

Al 31 de diciembre de 2001, algunas subsidiarias del extranjero tienen pérdidas fiscales por amortizar por aproximadamente $51,341 ($1,912 millones de colones), las cuales expiran en los años 2002 a 2003; $253,561 ($20,955 millones de bolívares), las cuales vencen en el año 2002.

D) PARTICIPACIÓN EN LAS UTILIDADES AL PERSONAL (PTU)

En México, la PTU se determina individualmente para cada subsidiaria (no consolidado) aplicando el 10% sobre la utilidad gravable determinada con bases similares a las del ISR, excepto que se excluyen del cálculo los efectos de la inflación (componente inflacionario), el gasto por depreciación y amortización se determina en base al costo de adquisición histórico de los activos y las utilidades y pérdidas cambiarias se determinan en función a su exigibilidad.

15. MONEDAS EXTRANJERAS

A) DIFERENCIAS CAMBIARIAS

Por los años terminados al 31 de diciembre de 2001 y 2000, las fluctuaciones cambiarias de los activos y pasivos monetarios fueron aplicadas contablemente como sigue:

	2001	2000
Diferencias cambiarias provenientes de financiamientos en moneda extranjera registradas como cobertura económica de la inversión neta de subsidiarias extranjeras, aplicadas directamente al capital contable como un efecto por conversión	$ 132,576	$ (46,356)
Diferencias cambiarias derivadas de operaciones en moneda extranjera aplicadas a los resultados	94,172	(57,898)
	$ 226,748	$ (104,254)

B) POSICIÓN MONETARIA

Al 31 de diciembre de 2001 y 2000, los activos y pasivos monetarios denominados y pagaderos en dólares americanos, se resumen a continuación:

	Dólares americanos (miles)	
En empresas ubicadas en México:	2001	2000
Activos	$ 13,989	$ 11,538
Pasivos	(652,873)	(689,002)
Posición pasiva neta	$ (638,884)	$ (677,464)
En empresas ubicadas en el extranjero:		
Activos	$ 162,386	$ 179,986
Pasivos	(267,692)	(280,290)
Posición pasiva neta	$ (105,306)	$ (100,304)

Al 31 de diciembre de 2001 y 2000, para valuar en pesos los activos y pasivos anteriores se utilizaron los tipos de cambio de $9.17 y $9.60 pesos por dólar americano, respectivamente. Al 15 de marzo de 2002, fecha de emisión de los estados financieros, el tipo de cambio por dólar es de $9.12.

Por los años terminados el 31 de diciembre de 2001 y 2000, las principales operaciones efectuadas por las subsidiarias mexicanas en dólares americanos son:

	Dólares americanos (miles)	
	2001	2000
Compras de maíz y otros inventarios	$ 104,117	$ 103,714
Intereses pagados	52,162	58,621
Adquisiciones de planta y equipo	88	76
Servicios	194	292
	$ 156,561	$ 162,703

Los activos incluidos en propiedades, planta y equipo en monedas extranjeras, son como sigue:

	2001		2000	
	Moneda extranjera (miles)	Tipo de cambio de cierre	Moneda extranjera (miles)	Tipo de cambio de cierre
Dólares americanos	450,161	9.17	441,788	9.60
Francos suizos	26,266	5.52	11,901	5.93
Marcos alemanes	32,668	4.18	31,616	4.57
Liras italianas	3,227,844	0.0042	3,194,287	0.0046
Pesetas españolas	704,904	0.0491	659,062	0.0537
Bolívares venezolanos	103,761,830	0.0121	98,436,666	0.0137
Colones costarricenses	25,483,088	0.0272	31,204,172	0.0302

16. INFORMACIÓN POR SEGMENTO

Los segmentos a reportar por la Compañía son unidades estratégicas de negocio, las cuales ofrecen diferentes productos en distintas regiones geográficas. Estas unidades de negocios se administran en forma independiente ya que cada negocio requiere tecnología y estrategias de mercado distintas.

Los segmentos a reportar por la Compañía son:

- División de harina de maíz y tortilla empacada (Estados Unidos de América): produce y distribuye mas de 20 variedades de harina de maíz que se usan para producir y distribuir diferentes tipos de tortillas y frituras de maíz en los Estados Unidos de América y Europa. Las principales marcas son Maseca en harina de maíz y Mission y Guerrero en tortilla empacada.

- División de harina de maíz (México): su actividad consiste en la producción y comercialización de harina de maíz en México bajo la marca Maseca, la cual se utiliza principalmente en la preparación de tortillas y otros productos relacionados.

- División de harina de maíz y otros granos (Venezuela): se dedica principalmente al procesamiento y comercialización de granos para productos industriales y de consumo humano.

- División de tortilla empacada (México): produce y distribuye tortilla empacada.

- División de harina de trigo (México): su actividad es la producción y comercialización de harina de trigo en México.

- División de harina de maíz y productos relacionados (Centroamérica): produce, distribuye y vende harina de maíz, tortilla y frituras y cultiva y vende palmito.

- El renglón de "otros" está representado por la división de tecnología y equipo, la cual conduce la investigación, desarrollo y producción de equipo y maquinaria para la producción de harina de maíz y de tortilla, y la construcción de las plantas de producción de harina de maíz de la Compañía.

- El renglón de "otras partidas en conciliación" incluye los gastos corporativos y las eliminaciones de operaciones entre compañías.

Durante 2001, la Compañía decidió dar por terminadas sus operaciones de pan en México y Centroamérica.

Los precios de venta entre segmentos se determinan en base a precios de mercado. La Compañía evalúa el desempeño en función del resultado de operación de cada unidad de negocio.

Un resumen de los principales datos de la información financiera para cada segmento se muestra a continuación.

Información por segmento al 31 de diciembre de 2001 y por el año terminado en esa fecha:

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación	Depreciación y amortización
Harina de maíz y tortilla empacada (Estados Unidos de América)............	$ 7,749,213	$ -	$ 526,516	$ 487,508
Harina de maíz (México)................	4,646,468	33,517	528,182	247,357
Harina de maíz y otros granos (Venezuela)..	2,472,781	-	189,342	70,184
Pan y tortilla empacada (México)........	347,155	32,296	(215,697)	79,998
Harina de trigo (México)...................	1,437,758	26,109	12,746	56,576
Harina de maíz y productos relacionados (Centroamérica)............	1,053,898	-	(7,159)	81,352
Otros..	91,839	339,172	(12,833)	8,130
Otras partidas en conciliación.............	21,072	(431,094)	(101,854)	(250,806)
Total	$ 17,820,184	$ -	$ 919,243	$ 780,299

Segmentos	Activos Totales	Pasivos totales	Inversión en activos fijos
Harina de maíz y tortilla empacada (Estados Unidos de América)................	$ 6,615,000	$ 1,825,123	$ 386,305
Harina de maíz (México)....................	6,383,146	1,322,634	3,538
Harina de maíz y otros granos (Venezuela)..	2,550,493	812,546	73,588
Pan y tortilla empacada (México)...........	703,665	93,054	23,204
Harina de trigo (México)......................	1,822,555	195,932	17,510
Harina de maíz y productos relacionados (Centroamérica)..............	1,032,581	153,043	75,816
Otros...	490,122	78,762	(13,434)
Otras partidas en conciliación...............	1,017,700	4,677,633	83,697
Total	$ 20,615,262	$ 9,158,727	$ 650,224

Información por segmento al 31 de diciembre de 2000 y por el año terminado en esa fecha:

Segmentos	Ventas netas a clientes externos	Ventas netas entre compañías	Utilidad de operación	Depreciación y amortización
Harina de maíz y tortilla empacada (Estados Unidos de América)............	$ 7,841,210	$ 87	$ 408,279	$ 327,085
Harina de maíz (México)................	4,950,667	36,200	548,129	262,459
Harina de maíz y otros granos (Venezuela).....................................	2,797,923	-	272,718	64,219
Pan y tortilla empacada (México)......	360,529	24,942	(285,944)	130,711
Harina de trigo (México).................	1,409,175	19,537	(41,030)	63,522
Harina de maíz y productos relacionados (Centroamérica)..........	1,063,476	-	28,462	41,554
Otros..	32,160	526,277	(21,603)	10,270
Otras partidas en conciliación...........	(181,480)	(607,043)	(92,347)	(148,045)
Total	$ 18,273,660	$ -	$ 816,664	$ 751,775

Segmentos	Activos totales	Pasivos totales	Inversión en activos fijos
Harina de maíz y tortilla empacada (Estados Unidos de América)	$ 6,985,450	$ 2,148,950	$ 604,606
Harina de maíz (México)	7,058,176	1,530,174	45,148
Harina de maíz y otros granos (Venezuela)	2,937,569	783,378	12,609
Pan y tortilla empacada (México)	1,220,857	404,285	(2,800)
Harina de trigo (México)	1,993,624	331,668	340,697
Harina de maíz y productos relacionados (Centroamérica)	1,354,278	238,479	202,837
Otros	529,654	107,255	(25,696)
Otras partidas en conciliación	(254,984)	4,463,401	323,175
Total	$ 21,824,624	$ 10,007,590	$ 1,500,576

A continuación se presenta el detalle de otras partidas en conciliación de la utilidad de operación:

Otras partidas en conciliación	2001	2000
Gastos corporativos	$ (106,991)	$ (121,340)
Eliminaciones de operaciones entre compañías	5,137	28,993
Total	$ (101,854)	$ (92,347)

Adicionalmente se presenta la información por segmento geográfico:

	2001	%	2000	%
VENTAS NETAS:				
Estados Unidos	$ 7,814,475	44	$ 8,136,372	45
México	6,456,741	36	6,275,889	34
Venezuela	2,495,070	14	2,797,923	15
Centroamérica	1,053,898	6	1,063,476	6
	$ 17,820,184	100	$ 18,273,660	100
ACTIVOS IDENTIFICABLES:				
Estados Unidos	$ 6,615,000	32	$ 7,007,016	32
México	10,417,188	51	10,525,761	48
Venezuela	2,550,493	12	2,937,569	14
Centroamérica	1,032,581	5	1,354,278	6
	$ 20,615,262	100	$ 21,824,624	100
INVERSIÓN EN ACTIVO FIJO:				
Estados Unidos	$ 386,305	59	$ 604,606	40
México	114,515	18	680,524	45
Venezuela	73,588	11	12,609	1
Centroamérica	75,816	12	202,837	14
	$ 650,224	100	$ 1,500,576	100

17. INSTRUMENTOS FINANCIEROS

A) VALOR DE INSTRUMENTOS FINANCIEROS

El importe de efectivo e inversiones temporales, cuentas y documentos por cobrar e impuestos por recuperar, proveedores, préstamos bancarios a corto plazo, porción circulante de la deuda a largo plazo y pasivos acumulados y otras cuentas por pagar se aproximan a su valor razonable debido a lo corto de su fecha de vencimiento. Así mismo, el valor neto en libros de las cuentas y documentos por cobrar e impuestos por recuperar representa el flujo esperado de efectivo.

El valor de mercado estimado de los instrumentos financieros de la Compañía se presenta a continuación:

		Valor en libros		Valor de Mercado
Al 31 de diciembre de 2001:				
Pasivos: Eurobonos en dólares americanos con intereses del 7.625 % anual	$	2,292,500	$	2,235,417
Capital contable: operación de Swap		52,794		71,950
Capital contable: opción Call		63,181		62,770
Al 31 de diciembre de 2000:				
Pasivos: Eurobonos en dólares americanos con intereses del 7.625 % anual	$	2,409,840	$	2,300,433
Capital contable: operación de swap		36,329		35,980

Los valores de mercado anteriores fueron determinados por la Compañía de la siguiente manera:

El valor de mercado de la deuda se estima en base a los precios de mercado cotizados para documentos similares o en base a las tasas de interés de deuda con vencimientos y términos similares vigentes en la Compañía.

El valor de la operación de swap y del contrato de opción se estima en base al precio de la acción de la Compañía publicado en la Bolsa Mexicana de Valores y a los términos establecidos en el contrato respectivo.

El swap de intereses tiene un valor similar al de la deuda que se esta cubriendo.

Los importes del resto de la deuda a largo plazo de la Compañía se aproximan a su valor de mercado.

B) COBERTURAS

Durante 2001 y 2000, la Compañía realizó operaciones de cobertura por fluctuaciones en los precios del maíz, trigo y aceites, reconociéndose una pérdida de $14,626 y de $23,887, la cual forma parte del saldo de inventarios. Al 31 de diciembre de 2001y 2000, la Compañía no tiene contratos de futuros.

La compañía ha celebrado contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas, para reducir el riesgo creado por la fluctuación de los precios. Estos contratos son de corto plazo y no exceden las necesidades de producción del año. Al 31 de diciembre de 2001 el valor de estos contratos era de $3,851. La Compañía considera que el efecto en resultados por la ganancia o pérdida derivada de estos contratos no será significativo.

La Compañia contrató una cobertura de tasa de interés relacionada con la deuda a largo plazo que vence en 2007 sobre la cual paga una tasa fija del 7.625% anual. Esta cobertura considera el riesgo en los cambios en el valor de mercado atribuibles a las variaciones de las tasas de interés, convirtiendo de pagos de interés fijos (7.625%) a variables (Libor más 2.035%). Adicionalmente, la Compañía celebró otro contrato bajo el cual recibe una tasa de interés fija de 5.1525% hasta 2004 y de 5.485% de 2004 a 2007 y paga la tasa Libor.

C) CONCENTRACIÓN DE RIESGO

Los instrumentos financieros que potencialmente son sujetos a una concentración de riesgo son principalmente efectivo e inversiones temporales y cuentas por cobrar a clientes. La Compañía deposita e invierte sus excedentes de efectivo en prestigiadas instituciones. La concentración de riesgo crediticio respecto a cuentas por cobrar es limitada, ya que la Compañía vende sus productos a un amplio número de clientes, en diferentes localidades de México, Estados Unidos de América, Centro y Sudamérica. La Compañía mantiene reservas para posibles pérdidas en la recuperación de cuentas por cobrar.

18. TRANSACCIONES CON PARTES RELACIONADAS

La Compañía es dueña del 11.1070% de las acciones del GFNorte, institución financiera mexicana. Dentro del curso normal del negocio, la Compañía obtiene financiamientos a largo plazo de subsidiarias de GFNorte, a las tasas y términos vigentes en el mercado. El importe mayor dispuesto durante 2001 fue de $40 millones de dólares a una tasa promedio de 7.57%. Los intereses pagados a dicha institución y sus subsidiarias por los años terminados el 31 de diciembre de 2001 y 2000 fueron de $5,199 y $3,361 y no se tienen saldos pendientes de pago.

Al 31 de diciembre de 2001 y 2000, la Compañía ha hecho préstamos a corto plazo a sus accionistas mayoritarios, los cuales generan intereses a tasas de mercado sin fecha de vencimiento. Al 31 de diciembre de 2001 y 2000, las cuentas por cobrar a corto plazo por estas operaciones ascienden a $151,828 y $102,667, respectivamente. A la fecha de la emisión de estos estados financieros el saldo de estas cuentas por cobrar es de $40,062. Al 31 de diciembre de 2001 y 2000, la Compañía tiene registrados documentos por cobrar a largo plazo con sus accionistas por $24,932 y $35,849, los cuales generan intereses a tasas de mercado y a tasa Libor mas 4%, con vencimientos entre el 2003 y 2005.

Al 31 de diciembre de 2001 y 2000, la Compañía tiene cuentas por pagar a ADM incluidas en proveedores por $102,614 y $62,666, respectivamente. Adicionalmente, durante 2001 y 2000, la Compañía compró $74 y $75 millones de dólares ($680,168 y $723,125 de pesos) de ingredientes de inventario a ADM, respectivamente.

19. CAMBIO DE TASA DE ISR – EVENTO SUBSECUENTE

En México, el 1 de enero de 2002, se promulgó la nueva Ley del Impuesto sobre la Renta con una reducción en la tasa de impuesto del 35% al 32%, reducción que se hará de forma gradual en los siguientes tres años.

De acuerdo con el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", en la determinación del impuesto diferido se debe aplicar la tasa que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

La Compañía estima que el efecto de la modificación en la tasa de impuesto sobre la renta ocasionará una reducción del pasivo por impuestos diferidos por un importe de $42,632, con crédito a los resultados del ejercicio 2002.

20. NUEVOS PRONUNCIAMIENTOS

En noviembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-9 "Pasivos, Provisiones, Activos y Pasivos Contingentes y Compromisos", el cual sustituye al Boletín C-9 "Pasivos" y al Boletín C-12 "Contingencias y Compromisos", la vigencia de las disposiciones contenidas en este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada.

Este Boletín establece los lineamientos para la valuación, registro y revelación de los pasivos, provisiones, activos y pasivos contingentes y la revelación de compromisos. Este Boletín establece la incorporación detallada del tema de provisiones, el uso del valor presente, consideración de eventos futuros para su estimación, tratamiento contable de posibles reembolsos y cambios en la estimación del valor de las provisiones entre otras cosas, así como establece las reglas para el tratamiento contable para la redención de obligaciones, cuando ocurre anticipadamente o cuando se sustituye por una nueva emisión. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

En diciembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-8 "Activos Intangibles" definiendo estos como los costos incurridos, derecho o privilegios adquiridos que generen beneficios económicos futuros. Establece también las reglas para diferir los costos de investigación y desarrollo y los gastos preoperativos, así como las reglas para la amortización de los activos intangibles. La vigencia de las disposiciones contenidas en este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

RESUMEN

DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA ORDINARIA DE ACCIONISTAS DE

GRUMA, S.A. DE C.V.

El que suscribe, Secretario Suplente del Consejo de Administración de GRUMA, S.A. DE C.V., *HACE CONSTAR :*

Que la Asamblea General Ordinaria de Accionistas celebrada el 30 de Abril del 2002, adoptó los acuerdos que en resumen son los siguientes:

PRIMERO: Aprobó el informe y los estados financieros presentados a los señores accionistas por el Consejo de Administración de GRUMA, S.A. DE C.V. relativo al Ejercicio Social del 1° de Enero al 31 de Diciembre del año 2001, con base en el Informe del Comisario.

SEGUNDO: Aprobó la propuesta para la aplicación de resultados, en la siguiente forma :

De la Utilidad Neta del ejercicio que ascendió a $312'753,000.00 (TRESCIENTOS DOCE MILLONES SETECIENTOS CINCUENTA Y TRES MIL PESOS 00/100 M.N.), se acordó se haga la siguiente aplicación:

1). Incrementar la reserva legal en la cantidad de $15'637,650.00 (QUINCE MILLONES SEISCIENTOS TREINTA Y SIETE MIL SEISCIENTOS CINCUENTA PESOS 00/100 MONEDA NACIONAL), cinco por ciento de la utilidad neta, en los términos del Artículo 20 de la Ley General de Sociedades Mercantiles.

2). El remanente de las utilidades, ó sea la suma de $297'115,350.00 (DOSOCIENTOS NOVENTA Y SIETE MILLONES CIENTO QUINCE MIL TRESCIENTOS CINCUENTA PESOS 00/100 M.N.), se registre en la cuenta de utilidades retenidas.

TERCERO: Eligió a los Consejeros y se designó Presidente, Secretario y Comisario, Propietarios y Suplentes, y aprobó sus emolumentos por su Asistencia a las Juntas de Consejo, como sigue:

CONSEJEROS PROPIETARIOS	CONSEJEROS SUPLENTES
ROBERTO GONZALEZ BARRERA	JAIME COSTA LAVIN
ROBERTO GONZALEZ MORENO	JUAN A. QUIROGA GARCIA
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
CARLOS HANK RHON	EDGAR VALVERDE RUBIZEWSKY
ADRIAN SADA GONZALEZ	MANUEL GÜEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	SERGIO GARCIA BOULLE
ROMAN MARTINEZ MENDEZ	RAUL CAVAZOS MORALES
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAÍNO
G ALLEN ANDREAS	DAVID J. SMITH
PAUL B. MULHOLLEM	DOUGLAS J. SCHMALZ

Se ratificó al señor DON ROBERTO GONZALEZ BARRERA como Presidente del Consejo.

Se nombró Secretario no Consejero al LIC. SALVADOR VARGAS GUAJARDO y Suplente al LIC. GUILLERMO ELIZONDO RIOS.

Se designó Comisario Propietario al C.P. HUGO LARA SILVA y Suplente al C.P. CARLOS ARREOLA ENRIQUEZ.

Se aprobaron los emolumentos de los Consejeros y Comisarios por su asistencia a las Juntas de Consejo.

CUARTO: Se aprobó como monto máximo de recursos para destinarse a la compra de acciones propias la suma de $650'000,000.00 (SEISCIENTOS CINCUENTA MILLONES DE PESOS 00/100 M.N.) y se informó a los accionistas que se ha seguido la normatividad aplicable a la operación para la adquisición de acciones propias, establecida por la circular 11-34 de la Comisión Nacional Bancaria y de Valores.

QUINTO: Se designaron los integrantes del Comité de Auditoria y se determinaron sus emolumentos.

SEXTO: Se nombraron delegados especiales para la formalización de las resoluciones tomadas por la asamblea.

Monterrey, N.L., 30 de Abril del 2002

LIC. ROGELIO SANCHEZ GARCIA
SECRETARIO SUPLENTE DEL CONSEJO DE ADMINISTRACION

000341

gruma

Abril 30 del 2002

2002 MAY 2 PM 4 42

22436

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
MAYO 2 2002
Departamento de CORRESPONDENCIA Y ARCHIVO

COMISIÓN NACIONAL BANCARIA Y DE VALORES
DIRECCIÓN GENERAL DE EMISORAS
Ave. Insurgentes Sur #1971 Plaza Inn Torre Sur
Col. Guadalupe Inn, C.P. 01020
México, D.F.

Muy estimados señores :

En cumplimiento con la Circular 11-33 emitida por esa H. Comisión Nacional Bancaria y de Valores, remitimos a Ustedes la información requerida por las disposiciones, Segunda I-A y Tercera II, siendo esta la siguiente:

INFORMACION ANUAL

1). Resumen de los acuerdos adoptados por la asamblea general ordinaria de accionistas de GRUMA, S.A. DE C.V., de fecha 30 de Abril del año 2002.

2). Informe del Consejo de Administración presentado a la asamblea.

3). Informe del Comisario sobre la información presentada por el Consejo de Administración a la asamblea de las operaciones de la sociedad del 1° de Enero al 31 de Diciembre del año 2001.

4). Estados Financieros de GRUMA, S.A. DE C.V. y Subsidiarias, en forma consolidada. del 1° de Enero al 31 de Diciembre del año 2001, dictaminados por contador público independiente que incluyen las notas complementarias.

5). Certificación expedida por el Secretario del Consejo, indicando la actualización de los libros de asambleas y sesiones del consejo de administración, registro de acciones y de variaciones del capital social.

INFORMACION ADICIONAL

1). Resumen de los acuerdos adoptados por la asamblea general extraordinaria de accionistas de GRUMA, S.A. de C.V. de fecha 30 de Abril del año 2002.

S. D. INDEVAL
S. A. DE C. V.
MAYO 2 2002

gruma

Hoja No. 2)......

INFORMACION JURIDICA

1). Copia autentificada de las actas de las asambleas general ordinaria y extraordinaria de accionistas celebradas el 30 de Abril del año en curso.

2). Copia autentificada de las listas de asistencia de ambas asambleas, suscritas por los Escrutadores designados, en la cual se señalan el número de acciones correspondientes a cada socio asistente, adicionada con copia de las constancias de los depositantes, del listado de titulares emitido por S.D. Indeval, S.A. de C.V. y tarjetas de entrada.

Sin otro particular, esperando reciban de conformidad la anterior documentación, nos suscribimos como siempre a sus órdenes.

Atentamente,

LIC. ROGELIO SANCHEZ GARCIA
SECRETARIO SUPLENTE DEL CONSEJO DE ADMINISTRACION

c.c./ BOLSA MEXICANA DE VALORES, S.A. DE C.V.
S.D. INDEVAL, S.A. DE C.V.

Abril 30 del 2002

COMISION NACIONAL BANCARIA Y DE VALORES
DIRECCION GENERAL DE EMISORAS
Ave. Insurgentes Sur #1971 Plaza Inn Torre Sur
Col. Guadalupe Inn, C.P. 01020
México, D.F.

Estimados señores:

El que suscribe, Secretario Suplente del Consejo de Administración de **GRUMA, S.A. DE C.V.**, comunica para los efectos a que hubiere lugar, que los libros de actas de asambleas de accionistas, sesiones del consejo de administración, registro de acciones y de variaciones de capital, se encuentran actualizados hasta la fecha.

Atentamente,

LIC. ROGELIO SANCHEZ GARCIA
SECRETARIO SUPLENTE DEL CONSEJO DE ADMINISTRACION

gruma

Asamblea Anual de Accionistas de
GRUMA, S.A. DE C.V.

Estimados Accionistas:

Para GRUMA el 2001 fue un año de importantes avances en la ruta trazada para enfocarse en sus negocios principales y fortalecer su rentabilidad y solidez. Revisando los sucesos de los últimos tres años podemos ubicar nuestro desempeño en el contexto adecuado y mostrar hacia dónde nos dirigimos.

En 1999, nuestros resultados se vieron afectados por la desregulación de la industria de la tortilla en México, junto con nuestra decisión estratégica de continuar con el programa de expansión de cuatro años iniciado en 1997 y en el cual invertimos aproximadamente US$800 millones. Dicho programa nos preparó para participar en mercados con un importante potencial de crecimiento.

En el 2000, logramos completar nuestro programa de expansión al inicio del año y nos concentramos en mejorar eficiencias y márgenes operativos. Así mismo, iniciamos acciones para reestructurar el perfil de nuestra deuda y mejorar los índices de cobertura de deuda.

En el 2001, concentramos nuestra estrategia de negocio en incrementar la rentabilidad y la generación de flujo, lo cual fortaleció nuestra situación financiera. Nuestro margen operativo mejoró de 4.5% en el 2000 a 5.2% en el 2001, el flujo de operación (UAFIRDA) se incrementó en 22% llegando a Ps 1,953 millones y redujimos nuestra deuda de US$741 millones a US$717 millones. Como consecuencia, nuestra cobertura de intereses avanzó de 2.0 veces en el 2000 a 3.1 veces en el 2001 y la cobertura de deuda con relación al flujo generado mejoró de 4.5 veces a 3.4 veces. En resumen, seguimos en la dirección ascendente que retomamos en el 2000.

Durante el año que concluyó, instrumentamos dos importantes acciones que nos ayudarán a mejorar nuestra posición financiera y rentabilidad en el futuro inmediato. En febrero, con la participación de veinte bancos, nacionales e internacionales, colocamos un crédito sindicado a tres años por US$400 millones. Este crédito nos permitió mejorar el perfil de vencimientos y reducir el costo financiero.

Adicionalmente, llevamos a cabo una profunda revisión de nuestro portafolio de negocios. Determinamos que era necesario desinvertir los activos no rentables y concentrar nuestros esfuerzos en los negocios clave: tortillas, harina de maíz y harina de trigo. Como resultado, descontinuamos las operaciones de pan en México y vendimos las de Costa Rica y Estados Unidos.

Resultados de las principales subsidiarias.-

GRUMA CORPORATION fue el principal motor del progreso en los resultados consolidados de GRUMA. El volumen de ventas aumentó de manera moderada, no obstante el reto que implicó la recesión en Estados Unidos y el retiro del mercado de productos de maíz amarillo debido a la posible presencia de la proteína StarLink. Los factores más importantes en el aumento de 29% en la utilidad de operación de Gruma Corporation fueron el valor de nuestras marcas y las eficiencias alcanzadas en nuestros sistemas de logística y distribución.

GIMSA logró aumentar su margen operativo a 11.3%, no obstante la disminución en volumen y ventas netas. El incremento en los márgenes operativos de GIMSA se consiguió a través de una mejor relación entre el costo de maíz y el precio de venta de sus productos, así como mediante eficiencias logísticas en compra de grano.

MOLINERA DE MÉXICO también contribuyó a la mejora en los resultados consolidados. Esta subsidiaria pasó de una pérdida operativa de Ps 41 millones en el 2000 a una utilidad operativa de Ps 13 millones en el 2001. Consecuentemente, su flujo de operación se incrementó casi cuatro veces al llegar a Ps 68 millones en el 2001. El principal factor que originó este logro fue una mejor relación entre el costo de trigo y el precio de harina de trigo, debido fundamentalmente a eficiencias en compra y manejo de inventarios de trigo.

Nuestras operaciones de **VENEZUELA** enfrentaron una difícil situación económica durante el 2001. La reducción en ventas netas y la caída de 31% en utilidad operativa se debió principalmente a una caída en el precio de harina de maíz ante un entorno muy competido. A pesar de la disminución en resultados, las operaciones de Venezuela continúan siendo rentables. Esto gracias al éxito de nuestros estrictos programas de reducción de costos y gastos, los cuales han redituado en menores costos de mano de obra, mejoras en eficiencias operativas y mayores rendimientos de materia prima.

GRUMA CENTRO AMÉRICA reportó una pérdida operativa de Ps 7 millones comparada con una utilidad de Ps 28 millones en el 2000, debido principalmente a las operaciones de pan. Sin embargo, la venta de dichas operaciones en noviembre del 2001, aunado a la mejora continua de nuestras operaciones, nos llevarán a avances significativos en resultados en el 2002.

En suma, seguimos mejorando nuestra utilización de activos en todas nuestras operaciones y reduciendo las inversiones de capital al mínimo. Estamos seguros que estos esfuerzos ayudarán a una mayor generación de valor.

Prioridades de nuestra estrategia de negocio.-

Hemos renovado el énfasis en varios elementos de nuestra estrategia de negocio, los cuales también son algunas de nuestras principales fortalezas:

Productos de calidad. Constantemente seguimos mejorando la calidad de nuestros productos y procesos mediante tecnología de punta. Este año ese esfuerzo fue reconocido por partida doble: el Presidente de México, Vicente Fox, hizo entrega del Premio Nacional de Calidad a nuestra planta Harinera de Yucatán, y nuestras operaciones en el Reino Unido obtuvieron el primer lugar en los Food Excellence Awards que otorga la revista *Food Manufacture*.

Servicio con calidad mundial a clientes. No obstante que nuestro servicio es ya el mejor en la industria, buscamos que esté al nivel de las empresas más reconocidas internacionalmente por su servicio al cliente. Hemos logrado importantes avances en la conquista de dicho objetivo mediante rigurosos programas de atención al cliente en todas nuestras subsidiarias.

Fortalecimiento del valor de nuestras marcas. Estamos apoyándonos en la ya reconocida solidez de nuestras marcas mediante el posicionamiento estratégico de las mismas y un mejor entendimiento de nuestros clientes y sus necesidades. En el 2001, la fortaleza y el reconocimiento de nuestras marcas nos permitió continuar siendo competitivos en la mayoría de los mercados en los que estamos presentes.

Participación Selectiva de Mercados. Estamos comprometidos a participar solamente en aquellos mercados en los que tengamos la posibilidad de crear valor de largo plazo. Cualquier incursión en nuevos mercados deberá cumplir con estrictos criterios de valuación y, además, deberá demostrar un considerable potencial en materia de generación de utilidades.

Así mismo, toda inversión futura deberá cumplir con el mismo criterio de valuación en cuanto a rentabilidad y generación de efectivo. La reducción de las inversiones a US$68 millones en el 2001 demuestra nuestro compromiso con dicha estrategia.

gruma

Avanzando en la dirección correcta.-

Al enfocarnos en nuestras fortalezas clave, estamos formando un camino claro para el futuro. Nos apoyaremos en ellas con el fin de continuar con los esfuerzos que consistentemente han redituado en mejores resultados en los últimos dos años, entre los que destacan:

- Aumentar el crecimiento rentable de nuestras ventas en todas las subsidiarias mediante la consolidación de marcas, la innovación de productos y procesos y el perfeccionamiento del servicio al cliente y a los consumidores en general.
- Incrementar la utilización de activos en forma rentable.
- Lograr mayores eficiencias y reducir los gastos de operación, con criterios de productividad y austeridad.
- Mejorar nuestro perfil de deuda con el objetivo de regresar a nuestra calificación previa de grado de inversión.

El elemento común en todas estas medidas es nuestro objetivo principal: asegurar que nuestros accionistas obtengan un retorno satisfactorio por su inversión.

Entendemos no sólo nuestras fortalezas, sino también los retos actuales que debemos afrontar: seguir mejorando nuestra rentabilidad y lograr que nuestra acción sea atractiva para los inversionistas. Estamos convencidos que tenemos los medios para vencer dichos retos: una estrategia de negocio inteligente y prudente combinada con una administración comprometida y con experiencia y un personal altamente calificado y responsable.

Los avances del 2001 son producto de la colaboración de mucha gente. Un especial agradecimiento a nuestros clientes y consumidores por su preferencia y a nuestros proveedores por su apoyo constante. Expreso, igualmente, el mayor reconocimiento a nuestros consejeros y empleados, ya que sin su dedicación y entrega nada sería posible. Finalmente, un sincero agradecimiento a ustedes, nuestros accionistas, por la confianza en nuestra habilidad para generar valor de largo plazo y para construir una empresa cada vez más sólida y rentable para todos nosotros.

Roberto González Barrera

Presidente del Consejo de Administración

GRUMA, S.A. DE C.V.

CONVOCATORIAS

Por acuerdo del Consejo de Administración de GRUMA, S.A. DE C.V. se convoca a los Accionistas de la Sociedad a las Asambleas General Ordinaria y Extraordinaria que se celebrarán el día 30 de Abril del año 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col. Cuauhtémoc, de la ciudad de México, D.F., para tratar y resolver los asuntos contenidos en las siguientes,

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001, sobre las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones, cuya inversión en las mismas exceda del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Proyecto y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARIA

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°,15°, 16°, 18°, 20°, 23°, 26° Y 31° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

A fin de proceder al desahogo de la Asamblea Ordinaria de Accionistas arriba convocada, en los términos de los Artículos 173 de la Ley General de Sociedades Mercantiles y Trigésimo Quinto de los Estatutos de la Sociedad, el Informe de los Administradores, el Dictamen del Comisario y documentación relacionada con la orden del día, quedan a partir de esta fecha a disposición de los Accionistas para su revisión y análisis en horas hábiles en las oficinas de la empresa, ubicadas en Reforma No. 300, 6° piso, de esta ciudad.

Para tener derecho a asistir y votar en las respectivas Asambleas de Accionistas, de conformidad con lo previsto por el Artículo 129 de la Ley General de Sociedades Mercantiles y Artículo 78 de la Ley del Mercado de Valores, los Accionistas deberán estar inscritos como tales en el Registro de Acciones de la Sociedad y depositar sus acciones en la Secretaría o en cualquier Institución Bancaria Mexicana o Extranjera o en alguna Institución para el Depósito de Valores. Cuando el depósito se haga en Institución de Crédito, ésta deberá expedir el certificado relativo y notificar a la Secretaría de la Sociedad el depósito de las acciones, nombre del depositante y en su caso, el de su representante. En caso de acciones depositadas en S.D. Indeval, S.A. de C.V., ésta deberá comunicar oportunamente a la Secretaría de la Sociedad el número de acciones que cada uno de sus depositantes mantenga en dicho Instituto, indicando si éste se ha hecho por cuenta propia o ajena, debiendo complementarse la información con los listados de nombres que los depositantes formulen.

El depósito de acciones, la entrega de la constancia de depósito, la comunicación o el aviso en su caso, deberán hacerse a la Secretaría de la Sociedad, en el siguiente domicilio: Reforma No. 300, 6° Piso, Col. Juárez, México, D.F., C.P. 06600, a mas tardar el día hábil anterior a la fecha de la Asamblea, para obtener la tarjeta de admisión.

Los Accionistas podrán hacerse representar en las Asambleas por apoderados, mediante simple carta poder o mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis, 3, fracción VI, inciso c) de la Ley del Mercado de Valores, los cuales se encuentran a disposición de los interesados y de los intermediarios financieros del Mercado de Valores a través de S.D. Indeval, S.A. de C.V.

México, D.F., 12 de Abril del 2002.

LIC. SALVADOR VARGAS GUAJARDO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

Hugo A. Lara Silva
Contador Público

Monterrey, N.L., 10 de abril de 2002

A la Asamblea General de Accionistas de
Gruma, S. A. de C. V.:

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos de la Sociedad, rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad por el año terminado el 31 de diciembre de 2001.

He asistido a las Asambleas de Accionistas y a las Juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Gruma, S. A. de C. V. y la consolidada con sus subsidiarias, al 31 de diciembre de 2001, así como los resultados consolidados e individuales de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Hugo Lara Silva
Comisario

ACTA No. 110

En la ciudad de México, Distrito Federal, domicilio social de GRUMA, S.A. DE C.V., siendo las 17:00 (diecisiete horas) del día (30) treinta de Abril del año 2002 (dos mil dos), en el edificio ubicado en Reforma No. 359, Colonia Cuauhtémoc de esta ciudad, se reunieron los accionistas de esta sociedad con objeto de celebrar la Asamblea General Ordinaria, a la cual fueron oportunamente citados según convocatoria que se anexa a la presente acta.

En ausencia del Presidente del Consejo de Administración DON ROBERTO GONZÁLEZ BARRERA y por designación de los accionistas presidió la asamblea el señor C.P. JUAN A. QUIROGA GARCIA y actuó como Secretario el suplente, LIC. ROGELIO SANCHEZ GARCIA, estando presente el Comisario Suplente C.P. CARLOS ARREOLA ENRIQUEZ.

El Secretario hizo constar que se cercioró del cumplimiento de lo dispuesto por el artículo 14 bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores, consistente en que los formularios elaborados por la Emisora, reúnen los requisitos legales y estuvieron a disposición de los interesados en el término establecido por el artículo 173 de la Ley General de Sociedades Mercantiles.

El Presidente designó escrutadores al LIC. VALENTIN PARRA AREVALO y LIC. CARLOS LOZANO TAMEZ, quienes procedieron a analizar las constancias de depósito y las cartas-poder exhibidas, efectuando el computo de las acciones.

A continuación certificaron con base en la lista de asistencia, que se encuentran representadas en la asamblea **-427'295,780-** acciones que integran el **95.19%** de las **-448'880,186-** que constituyen el total de las acciones con derecho a voto, suscritas, pagadas y en circulación, emitidas por GRUMA, S.A. DE C.V.

Con base en la certificación rendida por los escrutadores, el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en la misma se emitan, en virtud de estar reunido el quórum exigido por los estatutos de la sociedad, para la celebración de la asamblea ordinaria y de haberse publicado la convocatoria con la anticipación y en la forma prevista por los Estatutos de la sociedad, en los Periódicos "El Financiero" de esta ciudad y en "El Norte" de la ciudad de Monterrey, Nuevo León, el día 12 (doce) de Abril del año 2002, (dos mil dos).

A continuación el Presidente puso a consideración de los accionistas para su aprobación la Orden del Día y solicitó al Secretario que diera lectura a la misma :

ORDEN DEL DIA

ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001, sobre las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones, cuya inversión en las mismas exceda del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Proyecto y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

Los Accionistas aprobaron la Orden del Día que se procedió a desarrollar de la siguiente forma:

PUNTO UNO: El Presidente de la asamblea dió lectura al mensaje que DON ROBERTO GONZALEZ BARRERA, Presidente del Consejo de Administración de la sociedad dirige a los Accionistas y a continuación informó de las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% (veinte porciento) de su capital contable, operaciones del ejercicio social comprendido del 1o. de Enero al 31 de Diciembre del 2001, que incluye la marcha de la sociedad, la información financiera, los resultados del ejercicio y demás documentación a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, el cual estuvo a disposición de los accionistas en los términos de la ley de la materia y los estatutos de la sociedad. Como complemento se hizo una presentación audiovisual a la asamblea de las actividades y operaciones de GRUMA, S.A. DE C.V. y sus subsidiarias durante el ejercicio mencionado.

A continuación el Comisario de la sociedad C.P. CARLOS ARREOLA ENRIQUEZ, rindió el informe sobre la documentación presentada por la Administración a la asamblea.

Los accionistas, después de haber escuchado los informes de la Administración y del Comisario, adoptaron por mayoría de votos las siguientes:

RESOLUCIONES:

1a. Se aprueba en todos sus términos el informe y los estados financieros presentados por la Administración de la sociedad a la asamblea general ordinaria de accionistas de GRUMA, S.A. DE C.V., correspondiente a las operaciones realizadas por esta empresa y subsidiarias por el período comprendido del 1° de Enero al 31 de Diciembre del 2001.

2a. Se tiene por rendido el informe del Comisario en relación a las actividades de la empresa en el período referido en el punto anterior.

3a. Se solicita al Secretario agregar un ejemplar de los documentos que se mencionan en las resoluciones 1a. y 2a. anteriores, al expediente del acta de esta asamblea.

PUNTO DOS: En relación con este punto de la Orden del Día el Presidente propuso, que de la utilidad neta del ejercicio comprendido del 1° de Enero al 31 de Diciembre del año 2001, que asciende a la cantidad de **$312'753,000.00** TRESCIENTOS DOCE MILLONES SETECIENTOS CINCUENTA Y TRES MIL PESOS 00/100 M.N.), según se desprende de los estados financieros de dicho período, se haga la siguiente aplicación:

1). Incrementar la reserva legal en la cantidad de **$15'637,650.00** (QUINCE MILLONES SEISCIENTOS TREINTA Y SIETE MIL SEISCIENTOS CINCUENTA PESOS 00/100 MONEDA NACIONAL), cinco por ciento de la utilidad neta, en los términos del Artículo 20 de la Ley General de Sociedades Mercantiles.

2). El remanente de las utilidades, ó sea la suma de **$297'115,350.00** (DOSOCIENTOS NOVENTA Y SIETE MILLONES CIENTO QUINCE MIL TRESCIENTOS CINCUENTA PESOS 00/100 M.N.), se registre en la cuenta de utilidades retenidas.

En atención a la propuesta anterior la asamblea por mayoría de votos, tomó la siguiente:

RE SOLUCION

UNICA.- Se aprueba en todos sus términos el proyecto de aplicación de resultados propuesto por el Presidente de la asamblea, debiendo comunicarse a las áreas responsables para que se proceda a su implementación.

PUNTO TRES: El Presidente de la asamblea propone como monto máximo de recursos de la reserva que podrá destinarse a la compra de acciones propias, la cantidad de **$650'000,000.00** (Seiscientos Cincuenta Millones de Pesos 00/100 M. N.). A este respecto, comunicó que el Consejo de Administración por su conducto informa a la asamblea, que ya se tiene establecida como política propia los lineamientos y la normatividad aplicable a la operación del fondo de adquisición de acciones propias a que se refiere la Circular 11-34 de la Comisión Nacional Bancaria y de Valores, la cual fue aprobada por el Consejo de Administración de GRUMA, S.A. DE C.V. y está a disposición de dicha Dependencia.

En vista de la propuesta del Presidente, los accionistas por mayoría de votos tomaron la siguiente

RESOLUCION:

UNICA: Se aprueba como monto máximo para la reserva de adquisición de acciones la suma de **$650'000,000.00** (Seiscientos Cincuenta Millones de Pesos 00/100 M. N.); así mismo, se tiene al Consejo de Administración por conducto del Presidente de esta asamblea, informando sobre las políticas de adquisición y colocación de acciones propias.

PUNTO CUATRO: El Secretario manifestó que existe una planilla que propone un grupo de accionistas para ocupar los cargos de Consejeros, Secretario y Comisario, Propietarios y Suplentes, cargos que deberán desempeñar hasta que se designen las personas que los sustituyan, de acuerdo a lo establecido en los estatutos sociales y en la Ley del Mercado de Valores, incluyendo esta propuesta los emolumentos que deberán recibir por sus servicios.

A continuación el Secretario dio lectura a la propuesta, la cual después de ser escuchada por los accionistas, por mayoría de votos tomaron las siguientes:

R E S O L U C I O N E S:

1a. Se designan para que a partir de esta fecha desempeñen el cargo de Consejeros, Secretario y Comisario, Propietarios y Suplentes del Consejo de Administración de GRUMA, S.A. DE C.V., a las siguientes personas:

C O N S E J E R O S:

PROPIETARIOS	**SUPLENTES**
ROBERTO GONZALEZ BARRERA	JAIME COSTA LAVIN
ROBERTO GONZALEZ MORENO	JUAN A. QUIROGA GARCIA
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
CARLOS HANK RHON	EDGAR VALVERDE RUBIZEWSKY
ADRIAN SADA GONZALEZ	MANUEL GÜEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	SERGIO GARCIA BOULLE
ROMAN MARTINEZ MENDEZ	RAUL CAVAZOS MORALES
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAÍNO
G. ALLEN ANDREAS	DAVID J. SMITH
PAUL B. MULHOLLEM	DOUGLAS J. SCHMALZ

2a. Se acordó así mismo:

a). Ratificar a DON ROBERTO GONZALEZ BARRERA como Presidente del Consejo de Administración.

b). Nombrar al LIC. SALVADOR VARGAS GUAJARDO como Secretario no Consejero de la empresa y Suplente, al LIC. GUILLERMO ELIZONDO RIOS.

c). Designar al C.P. HUGO LARA SILVA Comisario Propietario de la sociedad y Suplente al C.P. CARLOS ARREOLA ENRIQUEZ.

d). Aprobar como emolumentos para los Consejeros y Comisarios la cantidad de **$12,500.00** (DOCE MIL QUINIENTOS PESOS 00/100 MONEDA NACIONAL) por asistencia a las Juntas de Consejo.

PUNTO CINCO: Para la integración del Comité de Auditoria el Presidente de la asamblea propuso a los señores DR. EDUARDO LIVAS CANTÚ, Presidente e ING. JAVIER VELEZ BAUTISTA y C.P. ROMAN MARTINEZ MENDEZ, Vocales y como emolumentos por cada asistencia a las sesiones del Comité de Auditoria, así como por el desempeño de sus funciones consistentes en los estudios y análisis previos que los miembros del comité realicen para desahogarse en cada reunión del Comité de Auditoría, la suma de **$24,600.00** (VEINTICUATRO MIL SEISCIENTOS PESOS 00/100 M.N.); en vista de la anterior propuesta, la asamblea por mayoría de votos tomó la siguiente:

RESOLUCION

UNICA: Se designan como integrantes del Comité de Auditoria de GRUMA, S.A. DE C.V. a las personas mencionadas en la propuesta, aprobando así mismo los emolumentos fijados.

PUNTO SEIS: En relación con este punto de la orden del día, el Presidente propuso a la asamblea se autorice a los licenciados SALVADOR VARGAS GUAJARDO, ROGELIO SANCHEZ GARCIA Y GUILLERMO ELIZONDO RÍOS indistintamente, para que en nombre y representación de la sociedad, lleven a cabo todos los actos que se requieran para dar cumplimiento a las resoluciones adoptadas, así como para expedir las copias simples o certificadas que de la presente acta les fueren solicitadas; así mismo para que comparezcan ante Notario Público de su elección si fuere necesario protocolizar todo o parte de la presente acta.

Puesta la proposición a consideración de la asamblea, por mayoría de votos se tomó la siguiente:

RESOLUCION

UNICA: Se autoriza a los licenciados SALVADOR VARGAS GUAJARDO, ROGELIO SÁNCHEZ GARCÍA Y GUILLERMO ELIZONDO RÍOS, indistintamente para que en nombre y representación de la sociedad tramiten todo lo relacionado al cumplimiento de los acuerdos tomados en esta asamblea y en su caso, comparezcan ante Notario Público de su elección a protocolizar si fuere necesario, todo o parte de la presente acta, así como para expedir copias simples o certificadas de la misma.

PUNTO SEPTIMO: Respecto a este punto de la orden del día y no habiendo otro asunto que tratar, se suspendió la asamblea durante el tiempo necesario para redactar la presente acta, la cual una vez leída, fue aprobada por la asamblea y firmada por el Presidente, el Secretario y el Comisario. Se hace constar que durante el tiempo en que se desarrolló la presente asamblea estuvieron presentes todas las personas que en ella intervinieron. Se agrega al expediente del acta de esta asamblea: a). Lista de Asistencia, b). Cartas-Poder, c). Tarjetas de Admisión, d). Informe del Consejo de Administración, e). Estados Financieros, f). Dictamen del Comisario, g). Ejemplares de los Periódicos "El Financiero" y "El Norte".

Se levantó la asamblea a las 17:45 (diecisiete cuarenta y cinco horas) del día, mes y año al principio anotados.-

C.P. JUAN A. QUIROGA GARCIA
PRESIDENTE

LIC. ROGELIO SANCHEZ GARCIA
SECRETARIO

C.P. CARLOS ARREOLA ENRIQUEZ
COMISARIO

GRUMA, S.A. DE C.V.

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CELEBRADA EL DIA 30 DE ABRIL DEL 2002 A LAS 17:00 HRS. EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN REFORMA NÚMERO 359, COLONIA CUAUHTÉMOC, MÉXICO, D.F.

No. TARJETA ENTRADA	ACCIONISTAS	ACCIONES SERIE "B" CLASE I	TOTAL (POR TARJETA)	FIRMA
1	**LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA Y/O CARLOS LOZANO TAMEZ APODERADOS DE INTERACCIONES CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO INTERACCIONES, EN REPRESENTACIÓN DE:**			
	GRACIELA GONZÁLEZ DE HANK	3´542,948		
	LAURA ZOLEZZI DE TORRES	40,000		
	LUIS ROBERTO TREVIÑO GUAJARDO	6,774		
	RICARDO TORRES VILLARREAL	5,000		
	JUAN ANTONIO DE J. GONZÁLEZ MORENO	5´141,488		
	CARLOS HANK RHON	4´000,000		
			12´736,210	

171

2	**LIC. FABIOLA MOLINA DEL VALLE Y/O LIC. ROGELIO SÁNCHEZ GARCÍA Y/O LIC. VALENTÍN PARRA ARÉVALO Y/O ING. ROGELIO SÁNCHEZ MARTÍNEZ Y/O LIC. JORGE SÁNCHEZ GONZÁLEZ, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, EN REPRESENTACIÓN DE:**	
	ELIAS DAYAN HARARI	10,167
	FRANCISCO JAIME ARCEO TENA	143
	SUSANA VULFOVICH GOTTLEB	134,773
	MIRIAM KATZ BERCOVITCH	11,716
	MARIO FASTAG CWIKIEL	23,182
	MIGUEL BENBASSAT PALACCI	20,672
	DINA LIFSHITZ WULFOVICH	9,272
	ANAT SLOMIANSKI DE NURKO	54,366
	ISAAC BETESH ESHKENAZI	56,675
	OLGA LEVY COHEN DE BETESH	3,325
	JACOBO LIFSHITZ SHUMSKI	4,637
	GABRIEL BETESH LEVY	40,000
	ELIAS LIFSHITZ SHUMSKI	3,101
	ARIE SLOMIANSKI ELTERMAN	2,033
	EMMA MAYA ANTOKOLSKY DE BIELAZ	2,067
	JACOBO FREIMAN OLBRISH	5,471
	MARIA DE LOURDES CASTILLO DE RIVAS	20
	FIMA LIFSHITZ	13,167
	RAUL TAWIL ABADI	10,000
	ANA OLIVENSKY ORTENBERG	2,318
	BANCO MERCANTIL DEL NTE.COMO FID EN EL FID. #359-6608 PRIM	3,662,000
	BASA VULFOVICH DE BENBASSAT	7,797
	ADOLFO BERMAN EPELBAUM	1

172

BANCO MERCANTIL DEL NORTE COMO FID. EN EL FID. 358-6607 P. ANT	31,616
ROBERTO GONZALEZ BARRERA	17,572,289
YATEMEX	1
ROMAN MARTINEZ MENDEZ	35,000
ROMAN DAZA LEON	457
AMBROSIO QUIROGA GARZA	2,424
HUGO JAIME PEREZ HINOJOSA	2,505
NARESH KUMAR NAKRA	39
EZEQUIEL DE JESUS MONTEMAYOR GUTIERREZ	17,508
JOEL SUAREZ ALDANA	9,224
THOMAS CLAUDE BRUNNER	343
EBERHARD MUELLER LOBECK	12,317
JUAN ANTONIO QUIROGA GARCIA	2,588
FELIPE ANTONIO RUBIO	324
DAVID FEINBERG	4,846
MICHAEL W. KNAPIK	2,259
JOSE ALFONSO CEBREROS MURILLO	17,397
JULIETA AGUILAR DURON	2,109
RICARDO ESCOBIO PEREZ	4,517
JONATHAN SLOMIANSKI LEVY	2,319
MARIA GUADALUPE DEL ROBLE DE TARNAVA DE RUIZ	30,000
JOSE GUSTAVO MENDEZ COTERA	1,089
ROBERTO GALANTE TOTAH	40,000
SAMUEL SYRQUIN SHAPIRO	68,809
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	374,000
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	550,000
MIRIAM KATZ BERCOVITCH	1,054
JACK SHAPIRO Y WEINSTOCK	12
SALOMON LEVY NADJARI	8,067
HECTOR GARZA RODRIGUEZ	13,962

173

BANCO MERCANTIL DEL NORTE FID 392-6641 PLAN INCENTIVO EMPLEA	4,392,315
EDUARDO MC KULA ROMERO	84
CASA DE BOLSA BANORTE S.A. DE C.V. (FONDO DE PENSIONES)	89,200
EUGENIO CLARIOND GARZA	20,000
RICHARD ALFRED ROMAIN	4,000
ROGELIO SANCHEZ MARTINEZ	329
BANCO DEL CENTRO, S.A. POR CTA. DEL FID. 2461-6	3,000
RICARDO TORRES VILLARREAL	30,667
JAVIER TORRES VILLARREAL	50,000
OSCAR EDUARDO ROJAS VERGARA	643
JOSE LUIS DAVILA MOLINA	247
LEONEL GARZA RAMIREZ	12,317
RODOLFO ELIZALDE LUNA	330
HANS BUCHER CHEVEZ	324
HOMERO HUERTA MORENO	330
FIDEICOMISO 392-6641 B.M.N. PLAN DE INCENTIVOS DE EMPLEADOS	1,544,896
STEVEN WAYNE BRUNNER	324
GUILLERMO ARTURO BOLA·OS OTERO	329
JOSE EFRAIN GARZA HINOJOSA	649
GABRIEL GUTIERREZ HEREDIA	243
ELIAS GIL CRUZ	243
C.B. BANORTE C/FIDUCIARIO FSO. 112/98	417,750
ROBERT DAVID SOLANO	243
GONZALO GARCIA MENDEZ	324
JOSE LUIS GARZA GARZA	166
JOSE SALVADOR MORENO HERNANDEZ	243
FRANCISCO ARROYO LIRA	324
CARLOS RUBEN ALDAPE MORALES	163
RONALD LEE ANDERSON	243
ROBERTO SANDOVAL INFANTE	247

174

BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	1,540,115	
CARLOS OCTAVIO SANCHEZ ARJONA	324	
HUMBERTO BRANDI ESCAMILLA	247	
RONALD DEE OGAN	324	
DAVID HARRISON WATTS	324	
FRANK G HERRERA	324	
RAMIRO MARTINEZ GUERRA	324	
RAUL CAVAZOS MORALES	324	
RAFAEL QUINTANILLA SEPULVEDA	243	
SERGIO EDUARDO MONTEMAYOR	324	
JOEL ERASMO GARCIA SOTO	163	
ANTONIO CANTU GARCIA	324	
PATRICIO JOSE RODRIGUEZ VALDES	2,033	
SERGIO TORRES VILLARREAL	20,000	
FONDO DE PENSIONES Y JUBILACIONES DEL PERSONAL DE BANCEN	300,000	
C.B. BANORTE C/FIDUCIARIO FSO. 135/99	20,071,579	
BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	4,432,544	
CESAR ALEJANDRO JIMENEZ CARRASCO	1,034	
BANCO MERCANTIL DEL NORTE, S.A., ACTUANDO COMO FIDUCIARIO EN	5,632,341	
VICTOR MONTA·EZ MORFIN	68,000	
IGNACIO ADOLFO MARTINEZ ALANIS	45	
JUAN DIEZ-CANEDO RUIZ	30,682	
FRANCISCO SUAREZ DAVILA	5,083	
		61´560,852

175

3	**LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BBVA BANCOMER, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACIÓN DE:**			
	DON ROBERTO GONZÁLEZ BARRERA	35´000,000	35´000,000	
4	**ELIZABETH BARRERA AGUILAR Y/O CARLOS PÉREZALONSO EGUÍA Y/O RAMÓN CAMPOS HERNÁNDEZ Y/O RODRIGO GABRIEL JIMÉNEZ SANTOS Y/O JOSÉ ANGEL MONTAÑO GUTIÉRREZ Y/O CARLOS A. SAMANO CABALLERO, APODERADOS DE BBVA BANCOMER, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACIÓN DE:**			
	BANCOMER S.A. (ITESM ALUMNOS)	12,500		
	JESÚS HERNÁNDEZ BARRERA	64,500		
	TORIBIO JUAN MIRANDA GARCÍA	21,167		
	BLANCA ANGÉLICA BAUTISTA CANTÚ	45		
	VALERIA HERNÁNDEZ DE JASSO	45		
	EMILIO GONZÁLEZ LORDA	22,367		
	PEDRO FERNÁNDFEZ SALIDO	51		
	ANTONIO ADOLFO RUFO URIBE	33		
	MARTHA PATRICIA URIBE DE RUFFO	2,033		
	SERGIO GUZMÁN BARRERA	21,452		
	ROLANDO CUEVA BARRERA	30,754		
	ROGELIO CUEVA BARRERA	30,754		

176

CECILIA GUADALUPE HERNÁNDEZ BARRERA	14,000	
ROLANDO CUEVA BARRERA	71,407	
ROGELIO CUEVA BARRERA	71,407	
MARÍA TERESA BARRERA VILLARREAL	70,500	
ROBERTO GUZMÁN BARRERA	25,518	
SAMUEL SALINAS SUÁREZ DEL REAL	2,067	
JESÚS MANUEL TENOCH GONZÁLEZ MARTÍNEZ	67	
MGTCO NY BRUSSELS OF AS OF EUROCLEAR	202,328	
EL DEBATE DE CULIACÁN, S.A.	236	
FIDEIN	4,800	
		668,031

177

5	ALTAGRACIA GUTIÉRREZ GARCÍA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIÉRREZ MEDINA Y/O JUAN MERLOS ESTRADA Y/O RICARDO VELÁSQUEZ LÓPEZ Y/O ALFONSO RAMOS SANDOVAL Y/O ANA MARÍA MIRELES TORRES Y/O ANA PAULA SUÁREZ COVIAN Y/O ANGEL HERNÁNDEZ SALAZAR Y/O ANTONIO GUADARRAMA RODRÍGUEZ Y/O CECILIA DEL CASTILLO SOLTERO Y/O CLAUDIA MEDINA RUIZ Y/O EDUARDO ESTRADA LÓPEZ Y/O ERNESTO ROSALES CARVAJAL Y/O STEPHAAN PEETERS NOLLET Y/O FERNANDA PALOMAR NAUALART Y/O LUIS FELIPE VALLARINO MEDINA Y/O MANUEL ZAPATA RAMÍREZ Y/O OMAR SAAVEDRA SÁNCHEZ Y/O OMAR YABIB TABOADA Y/O RAFAEL PABLO URQUÍA Y/O TARIK RAMÍREZ FUENTES Y/O JUAN MANUEL MARQUEZ RODRÍGUEZ, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BANAMEX-ACCIVAL, EN REPRESENTACIÓN DE:	
	JUAN DAVID MICHEL	14,500
	MAX PIERRE DAVID MICHEL	36,500
	MAX MICHEL SUBERVILLE	49,000
	MAGDALENA MICHEL DE DAVID	36,500
	RENEE MICHEL DE GUICHARD	36,500
	OCTAVIO LÓPEZ CHÁVEZ	5
	LUIS PENICHE NEGRÓN	2,109
	TORIBIO MIRANDA GARCÍA	100,000
	SHING MON WONG KAM	3,162
	ANTONIO HEMUDA DEBS	67
	EULALIO GONZÁLEZ RAMÍREZ	2,067
	GUADALUPE DE GARZA FLORES	3,083

178

GILBERTO LUIS GUAJARDO DEL BOSQUE	5
CARLOS NIETO IRIGOYEN	1,055
ANTONIO MARRODAN VERGARA	40,000
JUAN MANUEL CAMARENA PADRES	2,109
GABINO DE LA CRUZ HERRERA	2,067
ROGELIO MORENO VILLAL	2,109
NOÉ MARTÍNEZ LÓPEZ	6,325
CÉSAR ANTONIO ARIAS DE LA CANAL	15
MARCO A. CORRAL VALDEZ	68
ISABEL BETETA DE COU	11,597
RIGOBERTO AGUSTÍN LARIOS CERVANTES	67
JORGE SÁNCHEZ GRANADOS	2,109
LEONOR URIBE CALLEROS	6,325
JOSÉ AMANCIO ORTIZ LÓPEZ	37
PATRICIA MEZA DE VERDUGO	4,135
ARTURO RAMÍREZ PRIETO	2,109
CARLOS ALBERTO ALMEIDA HERRERA	162
MARTHA I. FERRARA RIVERO DE LOZANO	100
JOSÉ ANTONIO ENRÍQUEZ ROMERO	1,055
ENRIQUE WONG CHIO	1,055
SERGIO HÉCTOR PÉREZ MENDOZA	20
RICARDO SEGURA ENRÍQUEZ	235
HELIODORO HERRERA ACUÑA	160,000
ISMAEL JESÚS ALVARADO FARAH	10,542
LUZ AGUILERA DE STERLING	6,202
JAIME SAMPRIETO CLARACO	1,055
LEONARDO CORTES ORELLANA	67
MARÍA GÓMEZ MORALES	55
JESÚS VEGA ARRIAGA	9
ADRAIÁN VERDEJO SÁNCHEZ	3,162
LEOPOLDO MAGAÑA ZAVALA	8,435
ISAAC MARTÍN GONZÁLEZ	14,470

179

MARÍA TERESA SÁNCHEZ DE HUIZAR	17	
ANA MARÍA CÁRDENAS VDA. DE GARGARI	26,358	
ANA PATRICIA GARGARI CÁRDENAS	6,325	
MA. EUGENIA GARGARI CÁRDENAS	13,706	
CONCEPCIÓN GARGARI DE CÁRDENAS	13,706	
NORMA GARGARI CÁRDENAS	6,325	
JESÚS AVELLANEDA CHÁVEZ	1,055	
REBERCA OLIVA OCAMPO DE VONLANTHEN	4,017	
HÉCTOR ESPÍN SALGADO	25	
VIRGINIA ESPÍN SALGADO	124	
ISIDRA ESPÍN ABURTO	6,325	
FERNANDO SALVADOR ESPÍN SALGADO	202	
RICARDO MALAGON Y BAZ	80,000	
CARLOS ENRIQUE MALAGÓN Y DE PARRES	4,105	
ROGER GABRIEL ROUX GARCÍA	41	
ROBERT S. SHELDON	100	
MA. TERESA PÉREZ SANJURJO	11,070	
MARICELA PEON SID DE SEIJO	2,109	
OCTAVIO LÓPEZ CHÁVEZ	17	
MAYRA ADELA GONZÁLEZ MORENO	639,400	
ESTHER GUADALUPE CUEVA GARZA	15,250	
CECILIA CAMOU CAMOU	5,272	
BANAMEX DIVISIÓN FIDUCIARIA	32,931	
		1´438,729

180

6	**LICS. ROGELIO SÁNCHEZ GARCÍA Y/O VALENTÍN PARRA ARÉVALO Y/O CARLOS LOZANO TAMEZ, APODERADOS DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACIÓN DE:**		
	ALEJANDRO HERRERA DE LA ROSA	422	
	LIBERTAD HERNÁNDEZ PANGAS	1,017	
	GRISELDA GUADALUPE CARRILLLO ENRIQUE	50	
	DANIEL F. RODRÍGUEZ RODRÍGUEZ	5,083	
	SIMÓN FEDMAN ENVABNY	13,300	
	MANUEL GONZÁLEZ CHAPA	1,000	
	EDUARDO ALBERTO ALVARADO FLORES	7,000	27,872
7	**LIC. GASPAR QUIJANO, APODERADO DE VECTOR CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACIÓN DE:**		
	ERNESTO MOYA PEDROLA	5,000	
	OFELIA DEL CARMEN NIEVES LLITERAS DE GONZÁLEZ	242,117	
	DANIA STELLA O´NEIL GÓMEZ	11,000	
	JUAN MANUEL LÓPEZ ROMÁN	10,000	
	MARÍA ELIZA VALENZUELA CADENA	13,000	
	MARÍA JOSÉ GÓMEZ GARCÍA DE FONSECA	15,000	
	ERNESTO SANTOS ZAMBRANO	30,000	
	GUSTAVO ARIZA RIVERO	1,054	
	MARIANELA MOGOLLON ABAD	4,067	
	JOSÉ FRANCISCO JIMÉNEZ ORTIZ	4,067	
	RAFAEL ÁNGEL GARCÍA GRANADOS	15,250	
	XAVIER PALACIOS MACEDO LLACA	101,667	

181

JOHN WILLIAM FREUDENTHALER MILLER	12,083
EMILIO VEGA LÓPEZ DE LLERGO	2,129
JOSÉ MANUEL GONZÁLEZ DÍAZ	1,000
SARA GLAFIRA QUINTERO DE DÁVILA	33,670
ROBERTO VÁZQUEZ CÁRDENAS	100
ARTURO JERÓNIMO BENAVIDES CANTÚ	10,000
ALICIA LOBERÍA PÉREZ	2,000
PATRICIO ORLANDO FERRARA DE LA MAZA	4,067
ROSA ELIA BARRERA VILLARREAL DE GUZMÁN	6,000
ENRIQUE ALEJANDRO ZEPEDA BUSTOS	5,000
FERNANDO GRACIA SEPÚLVEDA	83
JAVIER VÉLEZ BAUTISTA	56
INMOBILIRIA VALLE DE COLORINES, S.A. DE C.V.	60,000
BERTHA GONZÁLEZ MORENO	3´000,849
BERTHA GONZÁLEZ MORENO	4,000
BERTHA GONZÁLEZ MORENO	2,000
BERTHA GONZÁLEZ MORENO	4,000
JAIME MARCELO BENAVIDES VILLARREAL	4,427
ELOY CAVAZOS RAMÍREZ	15,250
RUBÉN SÁENZ SALDAÑA	20,000
TANIA ASSAD CAVAZOS	3,000
LETICIA MARÍA GONZÁLEZ MONETA	13,000
FERNANDO DE LA GARZA GONZÁLEZ	167
HERNÁN GONZÁLEZ MONETA	4,000
ROBERTO DE LA GARZA TAMEZ	20,000
EUGENIO FERNANDO SADA HERNÁNDEZ	2,033
LAURO MARTÍNEZ GARCÍA	277

182

	JOSÉ LUIS BARRAGÁN VILLARREAL	222	
	MARIANA PAULA RICHARDSON DE MAFFEI	3,000	
	ALEJANDRO TREVIÑO SALINAS	4,800	
	SILVIA MÓNICA CÓRDOVA DÍAZ	1,000	
	ASTRID MATAR SLIM	1,000	
	JOSÉ NOEL EFRAÍN MUÑOZ PADILLA	1,000	
	MARÍA ISABEL MARTÍNEZ CABAÑAS	1,000	
	ETHA PASQUEL CASANUEVA	1,000	
	ETZADE ALEJANDRA MARQUEZ DEL RÍO	1,000	
	LEOBARDO CÉSAR VALES DE LA FUENTE	10,000	
	MARGARITA DE LA FUENTE OLIVER	10,000	3´714,435
8	**ELIZABETH BARRERA AGUILAR Y/O CARLOS PÉREZALONSO EGUÍA Y/O RAMÓN CAMPOS HERNÁNDEZ Y/O RODRIGO GABRIEL JIMÉNEZ SANTOS Y/O JOSÉ ANGEL MONTAÑO GUTIÉRREZ Y/O CARLOS A. SAMANO CABALLERO, APODERADOS DE CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACIÓN DE:**		
	FOBUR, S.A. DE C.V.	100	
	JESÚS FRANCISCO GARZA REYNA	4,134	
	MÓNICA MARTÍNEZ DE RICHARDSON	40,000	
	ZONIA GARZA T. GONZÁLEZ	40,000	
	FRANCISCO MLAWER WYSZYNSKI	25,000	
	ARMANDO ESPONDA RODRÍGUEZ	40	

183

	FDO. DEL MERCADO PARA LA MEDIANA EMPRESA BANCOMER GFBV	15,000		
	SILVIA SÁNCHEZ ESPINOZA	8,269		
	MARÍA DEL PILAR ELIZALDE ECHENIQUE	1,033		
	ROCIO SARMIENTO LÓPEZ	35		
	MARÍA ALBINA BENAVIDES VALDÉS	101		
			133,712	____________
9	**ALTAGRACIA GUTIÉRREZ GARCÍA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIÉRREZ MEDINA Y/O JUAN MERLOS ESTRADA Y/O RICARDO VELÁSQUEZ LÓPEZ Y/O ALFONSO RAMOS SANDOVAL Y/O ANA MARÍA MIRELES TORRES Y/O ANA PAULA SUÁREZ COVIAN Y/O ANGEL HERNÁNDEZ SALAZAR Y/O ANTONIO GUADARRAMA RODRÍGUEZ Y/O CECILIA DEL CASTILLO SOLTERO Y/O CLAUDIA MEDINA RUIZ Y/O EDUARDO ESTRADA LÓPEZ Y/O ERNESTO ROSALES CARVAJAL Y/O STEPHAAN PEETERS NOLLET Y/O FERNANDA PALOMAR NAUALART Y/O LUIS FELIPE VALLARINO MEDINA Y/O MANUEL ZAPATA RAMÍREZ Y/O OMAR SAAVEDRA SÁNCHEZ Y/O OMAR YABIB TABOADA Y/O RAFAEL PABLO URQUÍA Y/O TARIK RAMÍREZ FUENTES Y/O JUAN MANUEL MARQUEZ RODRÍGUEZ, APODERADOS DE CITIBANK MÉXICO, S.A., GRUPO FINANCIERO CITIBANK (AHORA BANCO NACIONAL DE MÉXICO), EN REPRESENTACIÓN DE:**			
	CITIBANK NEW YORK - ADR DEPT.	2,400		
	CIBC WORLD MARKETS CORP	8,060		

184

SMITH BARNEY INC	13
UBS PAINE WEBBER INC	44,014
CITIBANK LUXEMBOURG	1,361
BEAR STEARNS AND CO. INC.	4,533,051
STATE STREET BANK AND TRUST CO.	1
PERSHING DIVISION OF DONALDSON	63,031
CITIBANK LONDON	2
DEAN WITTER REYNOLDS INC.	4
MERRILL LYNCH PIERCE FENNER SMITH	134,910
JP MORGAN WHITEFRIARS, INC.	4,500,700
JP MORGAN GT CORP	4,000,000
UBS AG LONDON	13,900,000
CITIBANK DUBLIN GENERAL DEPOT	1
U.S. CLEARING CORP.	8
CITIBANK NEW YORK - ADR DEPT.	72,808,139
BEAR STEARNS AND CO. INC.	108,325
STATE STREET BANK AND TRUST CO.	1
BROWN BROTHERS HARRIMAN AND CO.	135,800
LEHMAN BROTHERS INC	105,462
BNY CLEARING SERVICES LLC	18,000
CBNY GLOBAL CUSTODY-SECORE BR910	90,406
CBNY GLOBAL CUSTODY-SECORE BR910	138,000
CBNY GLOBAL CUSTODY-SECORE BR910	517,950
THE BONY AS CUST OR TR F T BONY LO	11
HSBC PLC BK LO RE CLTS NON TREATY	6,326
THE BONY AS CUST OR TR F T BONY LO	1
THE BONY AS CUST OR TR F T BONY LO	3

185

	ARNHOLD/AND/S BLEICHROEDER INC MA	5	
	ARNHOLD/AND/S BLEICHROEDER INC MA	1,033	
	CREDIT SUISSE FIRST BOSTON	2	
	THE NORTHERN TRUST CPY AVFC TREATY	7	
			101,117,027 ____
10	**SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., EN REPRESENTACIÓN DE:** BANCO NACIONAL DE MÉXICO, S.A. (DIVISIÓN FIDUCIARIA)	5´923,567	5´923´567 ____
11	**SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., EN REPRESENTACIÓN DE:** BANCO NACIONAL DE MÉXICO, S.A. (DIVISIÓN FIDUCIARIA)	54´592,357	54´592,357 ____
12	**SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., EN REPRESENTACIÓN DE:** BANCO NACIONAL DE MÉXICO, S.A. (DIVISIÓN FIDUCIARIA)	44´849,662	44´849,662 ____

186

13	LIC. SALVADOR VARGAS GUAJARDO Y/O DR. EDUARDO LIVAS CANTÚ, EN REPRESENTACIÓN DE: ADM-BIOPRODUCTOS, S.A. DE C.V.	2,630,716	2,630,716	______
14	LIC. SALVADOR VARGAS GUAJARDO Y/O DR. EDUARDO LIVAS CANTÚ, EN REPRESENTACIÓN DE: ARCHERS-DANIELS-MIDLAND COMPANY	103,704,353	103,704,353	______

LOS SUSCRITOS NOMBRADOS ESCRUTADORES **CERTIFICAMOS:** QUE SE ENCUENTRAN REPRESENTADAS ______ (______) ACCIONES ORDINARIAS, NOMINATIVAS, SIN EXPRESION DE VALOR NOMINAL Y CON DERECHO A VOTO, QUE CONSTITUYEN EL ______% (______) DEL CAPITAL SOCIAL.

México, Distrito Federal a 30 de Abril del 2002.

LIC. VALENTÍN PARRA ARÉVALO
Escrutador

LIC. CARLOS LOZANO TAMEZ
Escrutador

187

ITEM 5

ENGLISH-LANGUAGE SUMMARY OF THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 30, 2002

SUMMARY

OF THE RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The one that subscribes this document, being the Alternate Secretary to the Board of Directors of GRUMA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Extraordinary Shareholders' Meeting held on April 30, 2002 adopted the resolutions that are summarized as follows:

FIRST: Approved the modification of articles 6, 9, 10, 11, 12, 14, 15, 16, 18, 20, 23, 26 and 31 of the By-Laws of GRUMA, S.A. de C.V., to conform them to the Stock Market Law and to the general provisions issued by the "Comisión Nacional Bancaria y de Valores", Attached hereto as Exhibit "A" is the English version of such amended articles of the By-Laws.

SECOND: Appointed the special delegates for the formalization of the amendments to GRUMA, S.A. de C.V.'s By-Laws.

Monterrey, N.L. April 30, 2002

MR. ROGELIO SANCHEZ GARCIA
ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS

EXHIBIT "A"

MODIFIED BYLAWS
GRUMA, S.A. DE C.V.

SIXTH ARTICLE.- The capital stock is variable. The fixed portion does not have the right to withdraw, is fully subscribed and paid, and is represented by 452'549,952 (FOUR HUNDRED FIFTY-TWO MILLION, FIVE HUNDRED FOURTY-NINE THOUSAND, NINE HUNDRED FIFTY-TWO) ordinary and nominative shares, without having a nominal value and being classified as Series "B", Class I; which represent the amount of MxP$4'589,601,824.74 (FOUR THOUSAND FIVE HUNDRED EIGHTY-NINE MILLION, FIVE HUNDRED EIGHTY-NINE THOUSAND, EIGHT HUNDRED TWENTY-FOUR PESOS WITH 74/100), the variable portion of the capital may not exceed of seven times the amount of the fixed portion without the right to withdraw and shall be represented by ordinary shares without an expression of nominal value of Series "B", Class II.

All of the shares, within each of its Series and Classes, shall confer the same rights and obligations to their holders. Shares may have other characteristics as determined by the General Shareholders' Meeting that resolves their issuance thereof.

The Company shall only recognize as shareholder those persons or entities that are inscribed in the Company's stock registry or in the "*Instituto Nacional para el Depósito de Valores*" as owners of such shares.

The companies in which the Company is the owner of the majority of the shares or social parts, may not be directly or indirectly shareholders of the Company nor of any other company that is a majority shareholder of the Company or if they are not, they have knowledge that it is a shareholder of the Company.

In the event of cancellation of the registry of the Company's shares in the "*Sección de Valores del Registro Nacional de Valores*", whether by request of the Company or by resolution of the "*Comisión Nacional Bancaria y de Valores*" pursuant to the applicable law, the shareholders that have the control of the Company assume the obligation to make a public offer to buy, prior to the cancellation and at least at the higher price that results between the average closing of any transactions made during the thirty days prior to the offer and the book value of the stock pursuant to the last quarterly report presented to the "*Comisión Nacional Bancaria y de Valores*" and to the stock market prior to the offering. To modify this provision in the Corporate Bylaws a General Extraordinary Shareholders' Meeting is required, in which the voting quorum shall be 95% (ninety-five percent) of the capital stock as well as the prior approval of the "Comisión Nacional Bancaria y de Valores".

The Company's majority shareholders will not be compelled to undertake such public offering if the consent of all of the shareholders approving such deregistration is recorded.

In the event that once the public offer to buy is made and prior to the cancellation registry of the Company's shares in the "*Registro Nacional de Valores*", the shareholders that have the control of the Company are not able to purchase one hundred percent of the capital stock, they shall allocate in a trust for a period of two years, the necessary resources for the sole purpose of buying at the same price as that of the offer, the shares of the investors that responded to such offer. In the informational brochure the terms and conditions of such trust shall be disclosed.

NINTH ARTICLE.- Except for those increases of the capital stock that are made as a consequence of the issuance of repurchased own stock made pursuant to these Bylaws, any increase in the fixed portion of the capital stock must be approved by the General Extraordinary Shareholders' Meeting. Except for those increases of the capital stock that are made as a consequence of the issuance of repurchased own stock made pursuant to these Bylaws, the variable portion of the capital stock may be increased with the only formality that the increase be approved by the General Ordinary Shareholders' Meeting, and the resulting minutes shall be protocolized by a public notary, without the need of registering the deed issued by the Public Notary reflecting the protocolization of the resolution in the corresponding Public Registry of Commerce. No increase of capital stock may be decreed until all of the previously issued shares have been fully paid. The shares that based in a resolution of the General Ordinary Shareholders' Meeting that orders the issuance, must be deposited in the Company's treasury for their delivery pursuant to the frequency of their subscription, may be offered for their subscription and payment by the Board of Directors, respecting at all times the Company's shareholders' preferential rights referred to herein. The capital stock may also be increased through the capitalization of the equity accounts referred to in article one hundred sixteen of the General Law of Mercantile Corporations or through capitalization of debt. In the increases based from the capitalization of equity accounts, all of the shares shall be entitled to receive the proportional part of the new shares issued to represent the relevant capital increase.

With the prior authorization of the "*Comisión Nacional Bancaria y de Valores*" the Company may issue shares for their placement in the general public, as long as they are maintained under the custody of an institution for the deposit of securities and the conditions set forth in Article 81 of the Stock Market Law are met.

Any capital stock increase or decrease in the variable portion of the capital stock shall be registered in a registry book that the Company shall keep for such purpose.

The shareholders shall have the preferential right to subscribe the new shares issued in the event of an increase of the capital stock, proportionate to the number of shares that they own at the time such increase is resolved. Such right must be exercised within the time period determined to that effect by the Shareholders' Meeting that resolved such increase of capital, however under no circumstance shall such period be less than fifteen days from the day following the publication of the corresponding resolution in the "*Periódico Oficial del*

Estado" or in one of the newspapers of greater circulation in the domicile of the Company.

In the event that after the expiration of the period set forth for the shareholders to exercise their preferential right mentioned in the prior paragraph, there remained unsubscribe shares, these maybe offered for their subscription and payment at the conditions and terms determined by the Meeting that had agreed capital stock increase, or pursuant to the terms set forth by the Board of Directors or the delegates designated by the Meeting for such purposes.

Except for the reductions of capital stock that are made as a consequence of the repurchase of own shares as set forth in this Article, all reductions of capital stock in the fixed portion must be resolved by the General Extraordinary Shareholders' Meeting. Except for the reductions of capital that are made as a consequence of the repurchase of own shares, the variable portion of the capital stock may be reduced with the only formality being that the reduction be resolved by the General Ordinary Shareholders' Meeting, without the need of registering the deed issued by the Public Notary reflecting the protocolization of the corresponding resolution in the Public Registry of Commerce.

The capital stock may be reduced (i) to absorb losses (ii) due to a reimbursement to the shareholders, (iii) for freeing up of funds granted to the shareholders from unrealized exhibits, (iv) by the exercise of the right to withdraw contributions by the owners of the shares representing the variable portion of the capital stock, and (v) by the purchase of the Company's own shares pursuant to the Company's Bylaws.

The reductions of capital to absorb losses shall be made on a strict proportionate basis among the shareholders, without the need of canceling the corresponding shares since they do not have a nominal value. In the event of reductions of the capital stock for reimbursement to the shareholders, such reimbursement shall be made on a proportionate basis among them, in the understanding that the price of the reimbursement may not be less than the book value of the shares pursuant to the last statement of financial position that had been approved by the Ordinary Shareholders' Meeting.

In the event of capital stock reduction as the result of the exercise by the shareholders of their rights to withdraw fully or partially their contributions to the variable portion of the capital stock, such reduction of capital shall be made in strict observance of articles two hundred and twenty and two hundred and twenty-one of the General Law of Mercantile Corporations and also, reimbursing the shares of reference at the lower price of: (i) ninety-five percent of the price of the share in the stock market, gathered from the average of transactions made during the thirty days prior to the date when the withdraw is effective; or (ii) the book value of the shares pursuant to the financial position statement corresponding to the closing of the fiscal year in which the withdrawal becomes effective, previously approved by the General Ordinary Shareholders' Meeting. In all cases, the partial or full withdrawal of contributions shall be notified expressly to the Company and the payment of the withdrawal shall be payable by the Company on the day after the General Ordinary Shareholders'

Meeting that had approved the financial position statement corresponding to the fiscal year in which the withdrawal is effective.

Holders of shares representing the variable portion of the capital stock may only exercise the right to withdraw up to the amount of such variable capital stock and under no circumstance, will they be able to exercise such right when it implies the reduction of capital stock to less than the established minimum capital.

Likewise, the General Extraordinary Shareholders' Meeting may resolve regarding the amortization of the Company's shares with retained earnings without reducing the capital stock, complying in such case, with the provisions of Article 136 of the General Law of Mercantile Corporations. Such amortization shall take place, as preferred by the General Extraordinary Shareholders' Meeting: (1) through the purchase of the corresponding shares as part of a public offer undertaken through a stock market , at a price and pursuant to the method so determined by the General Extraordinary Shareholders' Meeting, which may delegate such attribution in the Board of Directors, or (ii) proportionately among all shareholders so that, after undertaking the amortization, the shareholders maintain the same proportion of capital stock with respect to the capital stock that they had before. The amortized shares shall be annulled and the corresponding certificates shall be cancelled.

The Company may purchase shares representing its capital stock through the stock market in which they operate, at the prevailing market price. The purchase of such own stock will be made at the expense of the equity of the Company if the repurchased shares remain in the power of the Company, or at the expense of the capital stock if it is decided to turn the repurchased shares into treasury shares, in which case, the resolution by the Shareholders' Meeting will not be required.

The General Ordinary Shareholders' Meeting shall expressly resolve, for each fiscal year, the maximum amount of monetary resources that may be used for the repurchase of own stock, with the only limitation that such amount of resources under no circumstance shall be greater than the total net profits of the Company, including retained earnings. To that effect, the Board of Directors shall designate the person or persons responsible for the acquisition and placement of such repurchased shares.

The Company shares owned by the Company or, if applicable, the treasury shares referred to in this Article, despite what is established in the General Law of Mercantile Corporations, may be placed among the public, without it being necessary for the increase of the capital stock, to obtain the resolution of any Shareholders' Meeting or of the Board of Directors, with respect to its placement.

TENTH ARTICLE.- The Company's Management shall be entrusted to a Board of Directors composed of at least five and no more than twenty Proprietary Directors, as determined by the Shareholders' Meeting, of which at least twenty-five percent of the members shall be Independent Directors. Each Proprietary

Director will be appointed its corresponding Alternate, in the understanding that the Alternate Directors of such Proprietary Directors that are Independent, must also have the same characteristic. They shall remain in office for one year, however they shall continue in their positions until the individuals appointed to replace them take hold of such positions; they may be reelected and shall receive as compensation the amounts determined by the General Ordinary Meeting.

Independent Directors shall be those individuals that are selected for their experience, capacity and professional prestige and under no circumstance may they be:

1. The Company's employees or executives, including those persons that occupied such positions during the year immediately prior;
2. Shareholders that without being employees or executives of the Company, they have the power or control over the Company's executives;
3. Shareholders or employees of the companies or associations that render consulting or advisory services to the Company or to companies that are part of the same economic group of the Company, and the income of which represents ten percent or more of its total income;
4. Customers, suppliers, debtors, creditors, shareholders, directors or employees of a company that is a significant customer, supplier, debtor or creditor of the Company. It is considered that a customer or supplier is significant when the Company's sales represent more than ten percent of the total sales of the customer or supplier respectively. Likewise, it is considered that a debtor or creditor is significant when the amount of the credit is more than fifteen percent of the assets of the Company or its counterpart;
5. Employees of a foundation, civil association or company that receives significant donations from the Company. It is considered that significant donations are those that represent more than fifteen percent of the total of donations received by the institution.
6. Chief executive officers or high ranking executives of a company in the Board of Directors of which the Company's Chief Executive Officer or high ranking executives participate; and
7. Spouses or concubines, as well as the relatives by reason of blood or marriage through the first level regarding one of the persons listed in items 3 through 6 above, or through the third level regarding the persons identified in items 1 and 2 of this Article.

ELEVENTH ARTICLE.- Any shareholder or group of shareholders owners of shares that represent at least 10% of the capital stock, shall have the right to designate a Proprietary Shareholder and its corresponding Alternate.

Additionally, every minority of shareholders of shares with a restricted vote, different than those set froth in Article 113 of the General Law of Mercantile Corporations, or of restricted vote referred to in such provision, that represents at least ten percent of the capital stock in one or both series of shares shall have the right to designate at least one director and its corresponding Alternate. In the absence of such designation by the minorities, the owners of such class of shares shall have the right to appoint at least two directors and their corresponding Alternates; such designations, as well as the directors' substitutions and revocations shall be resolved in a Special Meeting.

The appointment made by the minority shareholders may only be revoked when the appointment of all of the other Directors is resolved as well.

TWELFTH ARTICLE.- The Board of Directors shall have all of the rights and obligations to manage and lead the Company, being able, therefore, to decide on anything concerning the complying of the corporate purpose and in general, all of the faculties necessary for undertaking the management being entrusted and consequently, it will be able to undertake every action that directly or indirectly is related with the corporate purpose, to which effect it shall have the following: I.- GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS, with all the general and special powers requiring special power or clause, without any limitation whatsoever, with the ampleness of the first paragraph of Article 2554 (two thousand five hundred fifty four) of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, including without any limitation, the faculties to promote and desist from any proceeding including the "amparo" proceeding, to settle or compromise or subject to any arbitration proceeding the Company's rights and legal proceeding, undertake issue or accept reductions of amounts due and grant additional time for compliance, intervene as a bidder in auctions, formulate and present questionnaires, denunciation or accusations corresponding to the crimes that are committed with a direct or indirect detriment of the Company, as well as granting pardons, to question judges, magistrates or any other public servant, jurisdictional body or the "Junta de Conciliación y Arbitraje" in individual or collective matters, and in general represent the Company before any kind of authority and before any individual. II.- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION.- being empowered to negotiate and enter into every kind of understandings, arrangements, agreements or any other kind of legal actions be them of civil, administrative or any other kind of nature, pursuant to the terms of the second paragraph of Article 2554 (two thousand five hundred fifty four) of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the Republic of Mexico. III.- POWER OF ATTORNEY FOR FINANCIAL AND EXCHANGE MATTERS, pursuant to the terms of Articles 9 and 85 of the General Law of Negotiable Instruments and Credit Operations, being empowered to grant, issue, subscribe, bestow, endorse, guarantee and negotiate in any form any kind of contracts and credit instruments on behalf of the Company. IV.- GENERAL POWER OF ATTORNEY FOR ACTS OF DOMAIN, being empowered therefore to sell, encumber, offer in guarantee or put into a trust and in general dispose and affect in any form and under any legal title, the assets of the Company, both those that constitute Fixed Assets and those known as Current Assets, with the powers that correspond per the law to the owner pursuant to the terms of the third paragraph of Article 2554 (two thousand five hundred fifty four) of the Civil Code of the Federal District and the correlative Articles in the Civil Codes of any and all States of the

Republic of Mexico. V.- Regarding the Powers and the faculties above mentioned, the Board of Directors shall have the right to delegate them and grant General or Special Powers of Attorney and to revoke those previously granted.

Independently of the provisions of this Article, the Board of Directors shall require the prior authorization of the General Ordinary Shareholders' Meeting to approve the purchase or sale or the exercise of the right of withdrawal under the following circumstances:

a). When the value of the purchase of shares in a different company, through one or more simultaneous or successive acquisitions, exceeds 20% of the capital stock, as set forth in the last financial position statement of the holding company. However the approval of the Meeting shall not be required when shares or social parts of other companies involved in activities which are coincidental with the ones of the Company, are being purchase.

b). When the value of the sales of shares of a different company, through one or more simultaneous or successive sales exceeds 20% of the capital stock, as set forth in the last financial position statement of the holding company. Likewise, the prior approval of the Meeting shall also be required when the sale of the shares implies through one or various simultaneous or successive transactions, the loss of control by the listed company of the shares, which activities are coincidental with the ones of the Company.

c). When the exercise of the withdrawal right represents, through one or more simultaneous or successive acts, the reimbursement of shares that have a value that exceed 20% of the capital, as set forth by the last financial position statement of the controlling company.

The authorization of the Shareholders' Meeting shall also be required when the withdraw implies, through one or more simultaneous or successive acts, the loss of control of the company that issued the shares which activities are coincidental with those of the Company.

Independently of the Shareholders' Meeting authorizations, it shall be the unassignable faculty of the Board of Directors to approve the operations that deviate from the ordinary course of business and that are to be executed between the Company and its shareholders, with persons that form part of the Company's management or with whom such persons maintain patrimonial links or, if applicable, relationship links, by blood or marriage through the second degree, the spouse or concubine, the purchase or sale of ten percent or more of the Company's assets; the granting of guarantees for an amount in excess of thirty percent of the Company's assets; as well as operations different from the above that represent more than one percent of the Company's assets.

The members of the Board of Directors shall be responsible of the resolutions adopted regarding the matters referred to in the previous paragraph, except in the event set forth in Article 159 of the General Law of Mercantile Corporations.

The shareholders that at least represent fifteen percent of the capital stock may exercise the civil responsibility action against the management, as long as the requisites established in Article 163 of the General Law of Mercantile Corporations are satisfied. Such action may also be exercised with respect to the Statutory Auditors and members of the Audit Committee.

FOURTEENTH ARTICLE.- The Board of Directors shall meet at least once every three months. The Chairman of the Board of Directors, at least the twenty five percent of the Directors, or any of the Company's Statutory Auditors, may summon to a meeting of the Board of Directors.

For the sessions of the Board of Directors and the resolutions thereto, to be binding, the attendance of the majority of the members is required. The sessions of the Board shall be presided by the Chairman. If the Chairman does not attend the meeting, such session shall be presided by the Director designated by the majority of votes of the Directors; as Secretary shall act the one appointed to that effect; in the event of his or her absence the substitute shall be that person so designated by the Directors per the vote of the majority. Resolutions adopted outside the scope of a session of the Board, through the unanimous vote of its members, shall have for all legal purposes the same validity as if it had been adopted in a Board session, as long as they are confirmed in writing.

FIFTEENTH ARTICLE.- The Board of Directors shall adopt its resolutions by the majority of votes of the members present. The determination of the vote in the General Extraordinary Shareholders' Meeting of the companies in which the Company owns the majority of the shares shall correspond exclusively to the Board of Directors. The favorable vote of the majority of the Directors is required to resolve regarding the designation of those persons that shall represent the Company in those companies in which it is a shareholder, as well as determining the way in which the Company's corresponding rights are exercised. The Chairman of the Board of Directors shall have a qualified vote in the event of a tie. The minutes of the each session of the Board of Directors shall be registered in the corresponding book and shall be signed by the Chairman and the Secretary. Likewise the minutes shall be signed if desired, by the Statutory Auditor that attends the session.

SIXTEENTH ARTICLE.- The Company shall form an Audit Committee, to which shall be conformed with Directors, of which the chairman and the majority of the members shall be Independent and shall allow the presence of the Company's Statutory Auditor or Statutory Auditors, who shall attend as guests with the right to speak however without a vote.

The members of the Audit Committee shall be appointed by the Ordinary Shareholders' Meeting; they shall remain in office for one year, however they shall continue in their positions until their replacements take hold of their positions, and shall receive the compensation decided by the Shareholders' Meeting.

The Audit Committee shall have the following functions, among others: (i) prepare an annual report of its activities and render it to the board of directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the board of directors candidates to be the external auditors of the Company and the conditions pursuant to which they will be hired; (v) revise our financial information and arrange the issuance process of the same; (vi) contribute to the definition of the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; and (vii) verify that the Company has the necessary mechanisms to allow assurance that it is compliance with applicable laws and inform the board of directors on that respect.

The Board of Directors must present to the Shareholders' Meeting the Audit Committee's report.

EIGHTEENTH ARTICLE.- The surveillance of the Company shall entrusted to one or more Statutory Auditors and their alternates as determined by the General Ordinary Shareholders' Meeting. The Statutory Auditors and their respective alternates may be or not shareholders, with the exception established in Article sixty-five of the General Law of Mercantile Corporations; shall be appointed and removed at any time by the shareholders in an Ordinary Shareholders' Meeting, and shall perceive the compensation determined by the shareholders in the General Ordinary Shareholders' Meeting.

The owners of the shares with or without the right to vote that represent at least ten percent of the capital stock may designate a Statutory Auditor.

The Statutory Auditor or Statutory Auditors shall have the faculties and obligations set forth in the General Law of Mercantile Corporations. The temporary or permanent vacancy in the position of Proprietary Statutory Auditor shall be covered by the Alternate Statutory Auditor, if any, and in his or her absence the Board of Directors within a term of ten days, shall summon a General Ordinary Shareholders' Meeting, which shall deal about the election of the new Proprietary and Alternate Statutory Auditor.

TWENTIETH ARTICLE.- The Statutory Auditors shall be summoned to all of the sessions of those intermediate consulting committees in which the Board of Directors has delegated any power. Likewise, the Statutory Auditors shall have the attributions and obligations listed in Article one hundred sixty six of the General Law of Mercantile Corporations.

TWENTYTHIRD ARTICLE.- The Summons to General Shareholders' Meetings shall be made by the Board of Directors or by the Statutory Auditors. However, shareholders that represent at least ten percent of the capital stock may, at any time, request in writing that the Board of Directors or the Statutory Auditors summon a General Shareholders' Meeting to discuss the items specified in their request. Any shareholder that owns one share shall have the same right in any of the events referred to in Article one hundred and eighty-five of the General Law of Mercantile Corporations. If the Board of Directors or the Statutory Auditors do not initiate the call within the fifteen days following the date of the request, a Civil or District judge of the Company's domicile shall proceed with the call per the request of any of the interested parties, who shall exhibit their shares for such purpose.

TWENTYSIXTH ARTICLE.- The shareholders may be represented at the Shareholders' Meetings by the person or persons that they designate through proxy letters granted in forms elaborated by the Company, which shall meet the following conditions: 1. Clearly set forth the Company's name, as well as the corresponding Agenda, which shall not have under the item "general matters" the items referred to in Articles 181 and 182 of the General Law of Mercantile Corporations, and 2. Have space for the instructions that the grantor sets forth for the exercise of the proxy.

The Secretary of the Board of Directors shall confirm that the indications set forth in this article are observed and shall inform to that effect to the Shareholders' Meeting, which shall be reflected in the corresponding minutes.

THIRTYFIRST ARTICLE.- If in the Meetings the number of shares set forth in the prior articles were not represented on the date set forth in the first call, such call shall be repeated and such Meeting shall decide regarding the items set forth in the Agenda regardless of the number of shares represented in the event it is an Ordinary Meeting. If the Meeting is an Extraordinary one, in any event the favorable vote of the Shares that represent at least fifty percent of the capital stock will be required.

The shareholders with shares with voting right, even in a limited or restricted form, that gather at least ten percent of the shares represented at a Meeting, may request the voting deferral of any matter which they do not consider themselves sufficiently informed, complying the terms and conditions set forth in article 199 of the General Law of Mercantile Corporations. When they gather at least twenty percent of the capital stock, such shareholders may judicially oppose those resolutions of the General Meetings on which they have the right to vote, as long as they comply with the requirements set forth in article 201 of the General Law of Mercantile Corporations, with article 202 of such Law being equally applicable.

ITEM 6

SPANISH-LANGUAGE SUMMARY AND MATERIALS IN CONNECTION WITH THE EXTRAORDINARY SHAREHOLDERS' MEETING DATED APRIL 30, 2002

R E S U M E N

DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS DE GRUMA, S.A. DE C.V.

El que suscribe, Secretario del Consejo de Administración de GRUMA, S.A. DE C.V., ***HACE CONSTAR :***

Que la Asamblea General Extraordinaria de Accionistas celebrada el 30 de Abril del 2002, adoptó los acuerdos que en resumen son los siguientes:

PRIMERO: Aprobó la modificación de los artículos 6°, 9°, 10°, 11°, 12°, 14°,15°, 16°, 18°, 20°, 23°, 26° y 31°, de los estatutos de GRUMA, S.A. de C.V. para adecuarlos a la Ley del Mercado de Valores y a las disposiciones expedidas por la Comisión Nacional Bancaria y de Valores.

SEGUNDO: Designó a los delegados especiales para formalizar ante Notario Público la reforma a los estatutos sociales de ~~Grupo Industrial Maseca,~~ GRUMA S.A. de C.V.

Monterrey, N.L., 30 de Abril del 2002

LIC. ROGELIO SANCHEZ GARCIA
SECRETARIO SUPLENTE DEL CONSEJO DE ADMINISTRACION

gruma

GRUMA, S.A. DE C.V.
RIO DE LA PLATA 407 OTE.
COLONIA DEL VALLE,
GARZA GARCIA, N.L.
C.P. 66220 MEXICO
TEL. (528) 8399-3335
FAX (528) 8399-3359

Monterrey, N.L. a 16 de abril de 2002.

S.D. INDEVAL, S.A. DE C.V.
Paseo de la Reforma No. 255 Tercer piso
Periférico Sur 4355,
14210 México, D.F.

ATENCION: NOE REYES
RENTA VARIABLE

Estimado Sr. Reyes:

Por medio de la presente tengo a bien informarle que el monto de acciones que con fecha 16 de abril de 2002 tiene recompradas **Gruma, S.A. de C.V.** mediante el fondo para adquisición de acciones propias es de **3´669,766 acciones.** Estas acciones se tienen en la siguientes casas de bolsa:

Casa de bolsa BANORTE, S.A.	510,700
BBVA Bancomer, S.A. de C.V.	8,000
Valores Mexicanos Casa de Bolsa, S.A. de C.V.	2,148,400
VECTOR Casa de Bolsa, S.A.	1,002,666

Sin otro particular por el momento, quedo a sus órdenes para cualquier aclaración al respecto.

Atentamente,

C.P. César Yáñez González
Jefe de Análisis Financiero

c.c.p Casa de bolsa BANORTE, S.A.
BBVA Bancomer, S.A. de C.V.
Valores Mexicanos Casa de Bolsa, S.A. de C.V.
VECTOR Casa de Bolsa, S.A.

gruma

20784

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
A ABR. 11 2002 V
Departamento de
CORRESPONDENCIA
Y ARCHIVO

Para Acuse de Recibo

GRUMA, S.A. DE C.V.
RIO DE LA PLATA 407 OTE.
COLONIA DEL VALLE,
GARZA GARCIA, N.L.
C.P. 66220 MEXICO
TEL. (528) 399-3335 / 399-32-39
FAX (528) 399-3358 / 399-3292

Abril 10 del 2002

COMISION NACIONAL BANCARIA Y DE VALORES
Ave Insurgentes Sur No. 1971 Plaza Inn Torre Sur
Col. Guadalupe Inn C.P. 01020
México, D.F.

AT´N DIRECCION GENERAL

Estimados señores:

Para dar cumplimiento a lo establecido por la Circular 11-33, relativa a la información jurídica que se proporcionará a la Comisión Nacional Bancaria y de Valores, a la presente acompaño copia de la convocatoria que se publicará el próximo 12 de Abril, que contiene la orden del Día, bajo la cual se desarrollarán las Asambleas General Ordinaria y Extraordinaria de Accionistas que celebrará GRUMA, S.A. DE C.V., el día 30 de Abril del presente año, así como el formulario del poder a que se refiere el artículo 14-bis, 3, fracción VI, inciso "c".

S. D. INDEVAL
S. A. DE C. V.
ABR. 11 2002

Sin otro particular, me suscribo de Ustedes,

Atentamente,

LIC. ROGELIO SÁNCHEZ GARCIA
APODERADO

c.c./ BOLSA MEXICANA DE VALORES, S.A. DE C.V.
S.D. INDEVAL, S.A. DE C.V.

301

S.D. INDEVAL S.A. de C.V.

GRUMA

CON FUNDAMENTO EN LO QUE DISPONE LA LEY DEL MERCADO DE VALORES Y EN USO DE LAS FACULTADES QUE EL ART. 78 DE LA MENCIONADA LEY CONCEDE A S.D. INDEVAL, S.A. DE C.V. SE HACE CONSTAR QUE, EN LAS BOVEDAS DE ESTA INSTITUCION EXISTEN AL DIA 22 DE ABRIL DE 2002 , ACCIONES SERIE B NOMINATIVAS DE GRUMA, S. A. DE C. V.

QUE CORRESPONDEN A LOS CLIENTES QUE A CONTINUACION SE RELACIONAN EN LA PROPORCION QUE SE INDICA:

CLIENTE	NUMERO DI ACCIONES	CUENTA
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	81,892,429	TERCEROS
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	19,129	TERCEROS
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA	1,085,466	TERCEROS
BURSAMEX S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO DEL SURESTE	102,074	TERCEROS
IXE CASA DE BOLSA, S. A. DE C. V. IXE GRUPO FINANCIERO	1,006,030	TERCEROS
IXE CASA DE BOLSA, S. A. DE C. V. IXE GRUPO FINANCIERO	18,000	TERCEROS
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT	332,204	TERCEROS
VALORES MEXICANOS, CASA DE BOLSA, S. A. DE C.V.	2,176,272	TERCEROS
MONEX CASA DE BOLSA, S.A. DE C.V.	132,203	TERCEROS
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO	20,346	TERCEROS
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO	2,153	TERCEROS
VALUE, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE	94,149	TERCEROS
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES	12,736,210	TERCEROS
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	120,734	TERCEROS
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	2,500	TERCEROS

INVERSORA BURSATIL, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO INBURSA	88,083	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	126,612	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	15,000	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	100	TERCEROS
VECTOR CASA DE BOLSA, S.A. DE C.V.	3,714,435	TERCEROS
VECTOR CASA DE BOLSA, S.A. DE C.V.	1,002,666	TERCEROS
CASA DE BOLSA BITAL, S. A. DE C. V. GRUPO FINANCIERO BITAL	134	TERCEROS
FINAMEX CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO FINAMEX	20,000	TERCEROS
FINAMEX CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO FINAMEX	66	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	8,863,388	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	7,460,000	PROPIA
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	985,000	TERCEROS
ING BARING (MEXICO) S.A. DE C.V. CASA DE BOLSA, ING BARING GRUPO FINANCIERO (MEXICO), S.A. DE C.V.	162	TERCEROS
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	12,651	TERCEROS
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	8	PROPIA
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	2,028	TERCEROS
BANCO UNION,S.A., INSTITUCION DE BANCA MULTIPLE	20,324	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	35,485,703	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	202,328	TERCEROS
BANCO MERCANTIL DEL NORTE, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANORTE	103,468	TERCEROS
BANCO SANTANDER MEXICANO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO SANTANDER SERFIN	371,453	TERCEROS
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	46,277,221	TERCEROS

S.D. INDEVAL S.A. de C.V.

BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	11,170 TERCEROS
BANCO J.P. MORGAN, S.A., INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO	33 TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	108,325 TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	72,810,539 TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	28,199,163 TERCEROS
	285,698,959

EN VIRTUD DE LO CUAL SE ENTREGARON A LOS CLIENTES ANTERIORMENTE CITADOS CONSTANCIAS QUE ACREDITAN SU TENENCIA CON OBJETO DE QUE PUEDAN EJERCITAR SUS DERECHOS DE ASISTENCIA A LA ASAMBLEA ------------ O R D I N A R I A ------------ QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

DICHAS CONSTANCIAS DEBERAN SER COMPLEMENTADAS CON UN LISTADO DE LOS ACCIONISTAS

CP. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 1

LA PRESENTE DA DERECHO A SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA Y/O CARLOS LOZANO TAMEZ, APODERADOS DE INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES.-----------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES, POR CUENTA DE TERCEROS.----------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 12,736,210 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

205

Interacciones
Casa de Bolsa

México D.F. a **25** de **febrero** de **2002.**

GRUMA, S.A. DE C.V.
Reforma No. 300, 6o. piso. Col. Juárez. C.P. 06600.
México, D.F.

Por el presente confiero un poder especial tan amplio, cumplido y bastante como en derecho sea necesario, en favor de los Sres. Licenciados Carlos Lozano Tamez, Rogelio García y Salvador Vargas Guajardo para que conjunta o separadamente en mi nombre y representación asista(n) a la Asamblea General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., a celebrarse el próximo día 30 de abril de 2002 a las 17:00 y 18:00 horas respectivamente, en el domicilio ubicado en Av. Reforma No. 359, Col. Cuauhtemoc, Delegación Cuauhtémoc, C.P. 06500; votando 12'736,210 (doce millones setecientos treinta y seis mil doscientas diez) acciones representativas de Gruma, S.A. de C.V.

Dichas acciones se encuentra al amparo de los Contratos de Intermediación Bursátil No. 100015461, 100020917, 100021557, 100021681, 100022792 y 100033363 en Interacciones Casa de Bolsa, S.A. de C.V.

Atentamente,

C.P. Felipe Martin del Campo Peña.
Apoderado.

Lic. Alejandro Quiroz Vázquez.
Testigo.

Lic. Tania Rodríguez Soria.
Testigo.

206

Interacciones Casa de Bolsa

INTERACCIONES CASA DE BOLSA, S.A. DE C.V.

Mercado de Capitales

Posición por Emisora

Tenencia de GRUMA B Cupón 0 al 23-Abr-2002 Precio de Cierre: 12.4

F. REPORTE 24/04/2002
F. INF. 24/04/2002

HORA : 13:46:16
USUARIO : ROGD139
PAGINA : 1
[PosicionEmisora]

Promotor	Contrato	Nombre	En Préstamo (Prestatario)	Prestados (Prestamista)	Garantía	Custodia	Real
134	100015461	GRACIELA GONZALEZ DE HANK				3,542,948	3,542,948
75	100020917	LAURA ZOLEZZI DE TORRES				40,000	40,000
4429	100021557	LUIS ROBERTO TREVIÑO GUAJARDO				6,774	6,774
75	100021681	RICARDO TORRES VILLARREAL				5,000	5,000
4086	100022792	JUAN ANTONIO DE J. GONZALEZ MORENO				5,141,488	5,141,488
134	100033363	CARLOS HANK RHON				4,000,000	4,000,000
			0	0	0	12,736,210	12,736,210

207

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 12,736,210 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE -----------------------------------
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 2

LA PRESENTE DA DERECHO A LIC. FABIOLA MOLINA DEL VALLE Y/O LIC.ROGELIO SANCHEZ GARCIA Y/O LIC. VALENTIN PARRA AREVALO Y/O ING. ROGELIO SAN - CHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C,V. GRUPO FINANCIERO BANORTE.----------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE, POR CUENTA DE TERCEROS.-----------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 61,560,852 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒
CARTA PODER ☒

209

México, D.F., a 25 de abril de 2002.

GRUMA, S.A. DE C.V.
Presente

Por medio de la presente conferimos a las siguientes personas Lic. Fabiola Molina del Valle y/o Lic. Jorge Sánchez González y/o Ing. Rogelio Sánchez Martínez y/o Lic. Valetín Parra Arévalo y/o Lic. Rogelio Sánchez García poder amplio, cumplido y bastante para que a nuestro nombre y representación, asistan a la Asamblea Ordinaria y Extraordinaria de Accionistas de **GRUMA, S.A. DE C.V.** que se celebrará el día 30 del mes en curso, representando 61,560,852 acciones Serie **"B"** que obran por cuenta de terceros.

OTORGO EL PODER

LIC. ARTURO FLORES MELENDEZ
DIRECTOR DE FINANCIAMIENTO CORPORATIVO
CASA DE BOLSA BANORTE, S.A. DE C.V.

TESTIGOS

RAQUEL VAZQUEZ

OLIVIA COLIN

210

BANORTE
CASA DE BOLSA

CASA DE BOLSA BANORTE, S.A. DE C.V.

Datos al: 2002/04/18
1 GRUMA B 0 Precio $11.60

CUSTODIA	Títulos	Valuación
ELIAS DAYAN HARARI	10,167	117,937.20
FRANCISCO JAIME ARCEO TENA	143	1,658.80
SUSANA VULFOVICH GOTTLEB	134,773	1,563,366.80
MIRIAM KATZ BERCOVITCH	11,716	135,905.60
MARIO FASTAG CWIKIEL	23,182	268,911.20
MIGUEL BENBASSAT PALACCI	20,672	239,795.20
DINA LIFSHITZ WULFOVICH	9,272	107,555.20
ANAT SLOMIANSKI DE NURKO	54,366	630,645.60
ISAAC BETESH ESHKENAZI	56,675	657,430.00
OLGA LEVY COHEN DE BETESH	3,325	38,570.00
JACOBO LIFSHITZ SHUMSKI	4,637	53,789.20
GABRIEL BETESH LEVY	40,000	464,000.00
ELIAS LIFSHITZ SHUMSKI	3,101	35,971.60
ARIE SLOMIANSKI ELTERMAN	2,033	23,582.80
EMMA MAYA ANTOKOLSKY DE BIELAZ	2,067	23,977.20
JACOBO FREIMAN OLBRISH	5,471	63,463.60
MARIA DE LOURDES CASTILLO DE RIVAS	20	232
FIMA LIFSHITZ	13,167	152,737.20
RAUL TAWIL ABADI	10,000	116,000.00
ANA OLIVENSKY ORTENBERG	2,318	26,888.80
BANCO MERCANTIL DEL NTE.COMO FID EN EL FID. #359-6608 PRIM	3,662,000	42,479,200.00
BASA VULFOVICH DE BENBASSAT	7,797	90,445.20
ADOLFO BERMAN EPELBAUM	1	11.6
BANCO MERCANTIL DEL NORTE COMO FID. EN EL FID. 358-6607 P. ANT	31,616	366,745.60
ROBERTO GONZALEZ BARRERA	17,572,289	203,838,552.40
GRUMA, S.A. DE C.V.	450,700	5,228,120.00
YATEMEX	1	11.6
ROMAN MARTINEZ MENDEZ	35,000	406,000.00
ROMAN DAZA LEON	457	5,301.20
AMBROSIO QUIROGA GARZA	2,424	28,118.40
HUGO JAIME PEREZ HINOJOSA	2,505	29,058.00
NARESH KUMAR NAKRA	39	452.4
EZEQUIEL DE JESUS MONTEMAYOR GUTIERREZ	17,508	203,092.80
JOEL SUAREZ ALDANA	9,224	106,998.40
THOMAS CLAUDE BRUNNER	343	3,978.80
EBERHARD MUELLER LOBECK	12,317	142,877.20
JUAN ANTONIO QUIROGA GARCIA	2,588	30,020.80
FELIPE ANTONIO RUBIO	324	3,758.40
DAVID FEINBERG	4,846	56,213.60
MICHAEL W. KNAPIK	2,259	26,204.40
JOSE ALFONSO CEBREROS MURILLO	17,397	201,805.20
JULIETA AGUILAR DURON	2,109	24,464.40
RICARDO ESCOBIO PEREZ	4,517	52,397.20
JONATHAN SLOMIANSKI LEVY	2,319	26,900.40
MARIA GUADALUPE DEL ROBLE DE TARNAVA DE RUIZ	30,000	348,000.00
GRUMA, S.A. DE C.V. ACCS. EN TESORERIA	6	69.6
JOSE GUSTAVO MENDEZ COTERA	1,089	12,632.40
ROBERTO GALANTE TOTAH	40,000	464,000.00
SAMUEL SYRQUIN SHAPIRO	68,809	798,184.40
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	374,000	4,338,400.00
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	550,000	6,380,000.00
MIRIAM KATZ BERCOVITCH	1,054	12,226.40
JACK SHAPIRO Y WEINSTOCK	12	139.2
SALOMON LEVY NADJARI	8,067	93,577.20

HECTOR GARZA RODRIGUEZ	13,962	161,959.20
BANCO MERCANTIL DEL NORTE FID 392-6641 PLAN INCENTIVO EMPLEA	4,392,315	50,950,854.00
EDUARDO MC KULA ROMERO	84	974.4
CASA DE BOLSA BANORTE S.A. DE C.V. (FONDO DE PENSIONES)	89,200	1,034,720.00
EUGENIO CLARIOND GARZA	20,000	232,000.00
RICHARD ALFRED ROMAIN	4,000	46,400.00
ROGELIO SANCHEZ MARTINEZ	329	3,816.40
BANCO DEL CENTRO, S.A. POR CTA. DEL FID. 2461-6	3,000	34,800.00
RICARDO TORRES VILLARREAL	30,667	355,737.20
JAVIER TORRES VILLARREAL	50,000	580,000.00
OSCAR EDUARDO ROJAS VERGARA	643	7,458.80
JOSE LUIS DAVILA MOLINA	247	2,865.20
LEONEL GARZA RAMIREZ	12,317	142,877.20
RODOLFO ELIZALDE LUNA	330	3,828.00
HANS BUCHER CHEVEZ	324	3,758.40
HOMERO HUERTA MORENO	330	3,828.00
FIDEICOMISO 392-6641 B.M.N. PLAN DE INCENTIVOS DE EMPLEADOS	1,544,896	17,920,793.60
STEVEN WAYNE BRUNNER	324	3,758.40
GUILLERMO ARTURO BOLA OS OTERO	329	3,816.40
JOSE EFRAIN GARZA HINOJOSA	649	7,528.40
GABRIEL GUTIERREZ HEREDIA	243	2,818.80
ELIAS GIL CRUZ	243	2,818.80
C.B. BANORTE C/FIDUCIARIO FSO. 112/98	417,750	4,845,900.00
ROBERT DAVID SOLANO	243	2,818.80
GONZALO GARCIA MENDEZ	324	3,758.40
JOSE LUIS GARZA GARZA	166	1,925.60
JOSE SALVADOR MORENO HERNANDEZ	243	2,818.80
FRANCISCO ARROYO LIRA	324	3,758.40
CARLOS RUBEN ALDAPE MORALES	163	1,890.80
RONALD LEE ANDERSON	243	2,818.80
ROBERTO SANDOVAL INFANTE	247	2,865.20
BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	1,540,115	17,865,334.00
CARLOS OCTAVIO SANCHEZ ARJONA	324	3,758.40
HUMBERTO BRANDI ESCAMILLA	247	2,865.20
RONALD DEE OGAN	324	3,758.40
DAVID HARRISON WATTS	324	3,758.40
FRANK G HERRERA	324	3,758.40
RAMIRO MARTINEZ GUERRA	324	3,758.40
RAUL CAVAZOS MORALES	324	3,758.40
RAFAEL QUINTANILLA SEPULVEDA	243	2,818.80
SERGIO EDUARDO MONTEMAYOR	324	3,758.40
JOEL ERASMO GARCIA SOTO	163	1,890.80
ANTONIO CANTU GARCIA	324	3,758.40
PATRICIO JOSE RODRIGUEZ VALDES	2,033	23,582.80
SERGIO TORRES VILLARREAL	20,000	232,000.00
FONDO DE PENSIONES Y JUBILACIONES DEL PERSONAL DE BANCEN	300,000	3,480,000.00
C.B. BANORTE C/FIDUCIARIO FSO. 135/99	20,071,579	232,830,316.40
BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	4,432,544	51,417,510.40
CESAR ALEJANDRO JIMENEZ CARRASCO	1,034	11,994.40
BANCO MERCANTIL DEL NORTE, S.A., ACTUANDO COMO FIDUCIARIO EN	5,632,341	65,335,155.60
VICTOR MONTA EZ MORFIN	68,000	788,800.00
IGNACIO ADOLFO MARTINEZ ALANIS	45	522
JUAN DIEZ-CANEDO RUIZ	30,682	355,911.20
FRANCISCO SUAREZ DAVILA	5,083	58,962.80
Num. registros: 108	62,011,558	719,334,072.80
F:	18,519,495	214,826,142.00
M:	43,492,063	504,507,930.80

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 61,992,429 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 19,128 ACCIONES POR CUENTA DE TERCEROS Al DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 3

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER. ---------------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BBVA BANCOMER, S. A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS.

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 35,000,000 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

BBVA Bancomer

México, D.F., 25 de Abril de 2002.

GRUMA, S.A. DE C.V.

PRESENTE

Por este conducto, otorgamos poder amplio, cumplido y bastante como en derecho corresponda y como fuere necesario, para que en nombre y representación de BBVA BANCOMER, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, los señores Elizabeth Barrera Aguilar y/o Carlos Pérezalonso Eguía y/o Ramón Campos Hernández y/o Rodrigo Gabriel Jiménez Santos y/o José Angel Montaño Gutiérrez y/o Carlos A. Sámano Caballero, concurran a la Asamblea Ordinaria y Extraordinaria de Accionistas, misma que tendrá verificativo a las 17 :00 y 18:00 horas del día 30 de Abril del presente año.

Por tal motivo representarán 668,031 Acciones Serie B Nominativas, por cuenta de Terceros

Dichos apoderados tendrán la facultad para tomar parte en las discusiones que se ofrezcan, según el orden del día y en general, para tomar las decisiones que convengan a nuestros intereses.

BBVA BANCOMER, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO

C.P. LEONARDO C. SERRANO GOMEZ
REPRESENTANTE LEGAL

LIC. GUILLERMO TAPIA ESCUDERO

MA. BERTHA AGUAYO FAJARDO

316

BBVA Bancomer

Garza García, N.L. a 23 de Abril de 2002

LIC. SALVADOR VARGAS GUAJARDO
LIC. ROGELIO SANCHEZ GARCIA
Presente.

En nuestro carácter de titulares de 35'000,000 Acciones Serie "B" nominativas, representativas del capital social de GRUMA, S.A. de C.V., otorgamos a ustedes Poder Especial pero tan amplio como en derecho proceda, para que en los términos de los estatutos sociales de dicha Sociedad y en términos de lo dispuesto por el artículo 192 (ciento noventa y dos) de la Ley General de Sociedades mercantiles, asistan en nuestro nombre y representación a la Asamblea General Ordinaria de Accionistas, de la sociedad GRUMA, S.A. de C.V., que tendrá verificativo el próximo 30 de Abril de 2002 a las 17:00 horas, en el domicilio de la sociedad de conformidad con el siguiente orden del día:

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el periódo comprendido del 1°. de Enero al 31 de Diciembre de 2001, sobre las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones, *cuya inversión en las mismas exceda del 20% de su capital contable, tomando en cuenta el* informe del Comisario.

II. Proyecto y en su caso aprobación de la aplicación de resultados del periódo mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VI. Elaboración, lectura y en su caso, aprobación del acta que se levante.

En espera de su informe respecto de la sesión aludida y los resultados, quedamos de usted.

ATENTAMENTE

BBVA BANCOMER SERVICIOS, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE
GRUPO FINANCIERO
DIRECCION FIDUCIARIA

LIC. PEDRO HURTADO ACOSTA
DELEGADO FIDUCIARIO

LIC. PABLO MENDOZA MARTELL
DELEGADO FIDUCIARIO

TESTIGOS

LIC. ALEJANDRO CABALLERO ROSAS

LIC. CESAR FRANCISCO ORNELAS LAZO

BBVA Bancomer

Garza García, N.L. a 23 de Abril de 2002

LIC. SALVADOR VARGAS GUAJARDO
LIC. ROGELIO SANCHEZ GARCIA
Presente.

En nuestro carácter de titulares de 35'000,000 Acciones Serie "B" nominativas, representativas del capital social de GRUMA, S.A. de C.V., otorgamos a ustedes Poder Especial pero tan amplio como en derecho proceda, para que en los términos de los estatutos sociales de dicha Sociedad y en términos de lo dispuesto por el artículo 192 (ciento noventa y dos) de la Ley General de Sociedades mercantiles, asistan en nuestro nombre y representación a la Asamblea General Extraordinaria de Accionistas, de la sociedad GRUMA, S.A. de C.V., que tendrá verificativo el próximo 30 de Abril de 2002 a las 18:00 horas, en el domicilio de la sociedad de conformidad con el siguiente orden del día:

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 23°, 26° y 31°. de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

En espera de su informe respecto de la sesión aludida y los resultados, quedamos de usted.

ATENTAMENTE

BBVA BANCOMER SERVICIOS, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE
GRUPO FINANCIERO
DIRECCION FIDUCIARIA

LIC. PEDRO HURTADO ACOSTA DELEGADO FIDUCIARIO	LIC. PABLO MENDOZA MARTELL DELEGADO FIDUCIARIO

TESTIGOS

LIC. ALEJANDRO CABALLERO ROSAS	LIC. CESAR FRANCISCO ORNELAS LAZO

218

IR61'02GEN227

BBVA Bancomer

México, D.F., a 25 de abril de 2002

Señor(es) Lics. Elizabeth Barrera Aguilar y/o Carlos Pérezalonso Eguía y/o Ramón Campos Hernández **y/o Rodrigo Gabriel Jiménez Santos y/o José Angel Montaño Gutiérrez y/o Carlos A. Sámano Caballero**

Presente.

Por la presente confiero a usted (es) poder tan amplio y bastante, cuanto en derecho sea necesario, para que en nombre y representación de BBVA Bancomer, S.A., Institución de Banca Múltiple Grupo Financiero BBVA Bancomer, acuda (n) a las **ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA** de Accionistas de **GRUMA, S.A. DE C.V.**, *convocada para celebrarse el día 30 de Abril del 2002, a las 17:00 y 18:00 horas*, respectivamente, las que se desahogarán de conformidad con la Orden del Día correspondiente, que se transcriben posteriormente, llevando la representación y voto de -668,031- acción (es) Serie "B" de que soy (somos) propietario (s) o administradores.

Al efecto, lo (s) instruyo para que el ejercicio de este poder se realice en la forma y términos que estime convenientes.

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el período comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Propuesta y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARA

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 23°, 26° y 31° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

INSTRUCCIONES PARA EL EJERCICIO DEL DERECHO DE VOTO:

____

C.P. LEONARDO C. SERRANO GOMEZ	APODERADO(S)
LIC. GUILLERMO TAPIA ESCUDERO TESTIGO	MA. BERTHA AGUAYO FAJARDO TESTIGO

101 00062

319

REPORTE DE PASES PARA ASAMBLEA PERSONAS FISICAS 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000

NOMBRE	NACIONALIDAD	TOTAL
FIDEIN	MEXICANA	4,800
	TOTAL FINAL :	4,800

TAPIA ESCUDERO GUILLERMO

220

JOB.-BMKPR403

BANCA PATRIMONIAL BBVA BANCOMER, S.A. 24/04/2002 PAGINA : 16

REPORTE DE PASES PARA ASAMBLEA PERSONAS FISICAS 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 B.P. PLAZA 001 A 899

NOMBRE	NACIONALIDAD	TOTAL
SR JESUS HERNANDEZ BARRERA	MEXICANA	64,500
SR TORIBIO JUAN MIRANDA GARCIA	MEXICANA	21,167
BLANCA ANGELICA BAUTISTA CANTU	MEXICANA	45
SRA VALERIA HERNANDEZ DE JASSO	MEXICANA	45
ING EMILIO GONZALEZ LORDA	MEXICANA	22,367
ING PEDRO FERNANDEZ SALIDO	MEXICANA	51
ANTONIO ADOLFO RUFFO URIBE	MEXICANA	33
SRA MARTHA PATRICIA URIBE DE RUFFO	MEXICANA	2,033
ING SERGIO GUZMAN BARRERA	MEXICANA	21,452
ROLANDO CUEVA BARRERA	MEXICANA	30,754
ROGELIO CUEVA BARRERA	MEXICANA	30,754
SRA CECILIA GUADALUPE HERNANDEZ BARRERA	MEXICANA	14,000
ING ROLANDO CUEVA BARRERA	MEXICANA	71,407
ING ROGELIO CUEVA BARRERA	MEXICANA	71,407
SRA MARIA TERESA BARRERA VILLARREAL	MEXICANA	70,500
SR ROBERTO GUZMAN BARRERA	MEXICANA	25,518
SR SAMUEL SALINAS SUAREZ DEL REAL	MEXICANA	2,067
SR JESUS MANUEL TENOCH GONZALEZ MARTINEZ	MEXICANA	67
TOTAL FINAL :		448,167

TAPIA ESCUDERO GUILLERMO

221

JOB.-BMKPR403 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 24/04/2002 PAGINA : 19

REPORTE DE PASES PARA ASAMBLEA PERSONAS MORALES 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 B.P. PLAZA 001 A 899

NOMBRE	NACIONALIDAD		TOTAL
EL DEBATE DE CULIACAN, S.A.	MEXICANA		236
		TOTAL FINAL :	236

TAPIA ESCUDERO GUILLERMO

222

JOB.-BMKPR403 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 24/04/2002 PAGINA : 18

REPORTE DE PASES PARA ASAMBLEA PERSONAS MORALES 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 OFICINA 50

NOMBRE	NACIONALIDAD		TOTAL
MGTCO NY BRUSSELS OF AS OP EUROCLEAR	EXTRANJERO		202,328
		TOTAL FINAL :	202,328

TAPIA ESCUDERO GUILLERMO

223

JOB.-BMKPR403 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 25/04/2002 PAGINA : 1

REPORTE DE PASES PARA ASAMBLEA PERSONAS FISICAS 15:08

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 OFICINA 32

NOMBRE	NACIONALIDAD		TOTAL
ROBERTO GONZALEZ BARRERA	MEXICANA		35,000,000
		TOTAL FINAL :	35,000,000

TAPIA ESCUDERO GUILLERMO

224

JOB.-BMKPR403 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 24/04/2002 PAGINA : 17

REPORTE DE PASES PARA ASAMBLEA PERSONAS MORALES 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 OFICINA 32

NOMBRE	NACIONALIDAD	TOTAL
BANCOMER, S.A. (ITESM ALUMNOS)	MEXICANA	12,500
	TOTAL FINAL :	12,500

TAPIA ESCUDERO GUILLERMO

225

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 202,328 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 35,465,703 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 : GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA N° 4

LA PRESENTE DA DERECHO A ELIZABETH BARRERA AGUILAR Y/O CARLOS PEREZALONSO EGUIA Y/O RAMON CAMPOS HERNANDEZ Y/O RODRIGO GABRIEL JIMENEZ SANTOS Y/O JOSE ANGEL MONTAÑO GUTIERREZ Y/O CARLOS A. SAMANO CABALLERO APODERADOS - DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO -- BBVA BANCOMER. --
QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS. ------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA N° 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 668,031 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☐

gruma

TARJETA DE ENTRADA Nº 5

LA PRESENTE DA DERECHO A ALTAGRACIA GUTIERREZ GARCIA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIERREZ MEDINA (SIGUE AL REVERSO)--------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BANAMEX-ACCIVAL, POR CUENTA DE TERCEROS.

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 1,438,729 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

Banamex citigroup

México D.F., a 24 de abril del 2002

GRUMA, S.A. DE C.V.
PRESENTE

Muy Señores nuestros:

En este acto, damos poder amplio, cumplido y bastante como fuere necesario en derecho a Juan Merlos Estrada y/o Ricardo Velázquez López y/o Ángel Hernández Salazar y/o Luis Felipe Vallarino Medina y/o Altagracia Gutiérrez y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Alfonso Ramos Sandoval y/o Ana María Míreles Torres y/o Ana Paula Suárez Covian y Antonio Guadarrama Rodríguez y/o Cecilia del Castillo Soltero y Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Nollet y/o Fernanda Palomar Naualart y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquia y/o Tarik Ramírez Fuentes y/o Juan Manuel Márquez Rodríguez para que, indistintamente cualesquiera de ellos, en nuestra representación, concurra(n), a la(s) Asamblea(s) *General Extraordinaria y Ordinaria Anual* de Accionistas de **GRUMA, S.A. DE C.V.**, (*en lo* sucesivo, la "Sociedad") que se llevarán al cabo a las 17:00 horas, hora de la Ciudad de México Distrito Federal, del próximo día 30 de abril del 2002, y para que vote (n) en dicha Asamblea las **1,438,729** (UN MILLON CUATROCIENTAS TREINTA Y OCHO MIL SETECIENTAS VEINTINUEVE) acciones nominativas de la serie **B** emitidas por la Sociedad, las cuales mantenemos en depósito por cuenta de terceros a través dela custodia con el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, en los asuntos que se indican en el siguiente de cada asamblea:

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. DISCUTIR, APROBAR O MODIFICAR EL INFORME DE LOS ADMINISTRADORES A QUE SE REFIERE EL ENUNCIADO GENERAL DEL ARTICULO 172 DE LA LEY GENERAL DE SOCIEDADES MERCANTILES, POR EL PERIODO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DEL AÑO 2001, SOBRE LAS OPERACIONES REALIZADAS POR GRUMA, S.A. DE C.V. Y DE LAS SOCIEDADES DE LAS CUALES ES TITULAR DE LA MAYORIA DE LAS ACCIONES, CUYA INVERSION EN LAS MISMAS EXCEDA DEL 20% DE SU CAPITAL CONTABLE, TOMANDO EN CUENTA EL INFORME DEL COMISARIO.

II. PROYECTO Y EN SU CASO APROBACION DE LA APLICACION DE RESULTADOS DEL PERIODO MENCIONADO EN EL PUNTO ANTERIOR.

III. PROPUESTA PARA FIJAR EL MONTO MAXIMO DE RECURSOS PARA DESTINARSE A LA COMPRA DE ACCIONES PROPIAS.

IV. ELECCION DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACION Y DE COMISARIO, PROPIETARIOS Y SUPLENTES Y DETERMINACION DE SUS EMOLUMENTOS.

V. DESIGNACION DE LOS INTEGRANTES DEL COMITE DE AUDITORIA Y DETERMINACION DE SUS EMOLUMENTOS.

VI. DESIGNACION DE DELEGADOS ESPECIALES QUE DEN CUMPLIMIENTO Y FORMALICEN LAS RESOLUCIONES TOMADAS POR LA ASAMBLEA.

VII. ELABORACION, LECTURA Y EN SU CASO, APROBACION DEL ACTA QUE SE LEVANTE.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARIA

I. PROPUESTA Y EN SU CASO APROBACION PARA MODIFICAR LOS ARTICULOS 6, 9, 10, 11, 12, 14,15, 16, 18, 20, 23, 26 Y 31 DE LOS ESTATUTOS SOCIALES, PARA ADECUARLOS A LO ESTABLECIDO POR LA LEY DEL MERCADO DE VALORES, ASI COMO LAS DISPOSICIONES DE CARACTER GENERAL EXPEDIDAS POR LA COMISION NACIONAL BANCARIA Y DE VALORES

II. DESIGNACION DE DELEGADOS ESPECIALES QUE DEN CUMPLIMIENTO Y FORMALICEN LAS RESOLUCIONES TOMADAS POR LA ASAMBLEA.

III. ELABORACION, LECTURA Y EN SU CASO, APROBACION DEL ACTA QUE SE LEVANTE.

Banamex citigroup

OTORGANTE
BANCO NACIONAL DE MEXICO, S.A.,
INTEGRANTE DELGRUPO FINANCIERO BANAMEX
Representado por:

Lic Jaime Favela Ayala

TESTIGOS

Gustavo Elizarraras Baltierra

Enrique Duarte Ochoa

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
JUAN DAVID MICHEL R.F.C. DAMJ-550910- -	MEXICO	14,500
MAX PIERRE DAVID MICHEL R.F.C. DAMM-531008- -	MEXICO	36,500
MAX MICHEL SUBERVILLE R.F.C. MISM-320704-BU6-	MEXICO	49,000
MAGDALENA MICHEL DE DAVID R.F.C. MISM-271112-RKO-	MEXICO	36,500
RENEE MICHEL DE GUICHARD R.F.C. MISR-271112-QF8-	MEXICO	36,500
OCTAVIO LOPEZ CHAVEZ R.F.C.	MEXICO	05
LUIS PENICHE NEGRON R.F.C. PENL-260111- -	MEXICO	2,109
RIBIO MIRANDA GARCIA R.F.C. MIGT-151227-4A6-	MEXICO	100,000
SHING MON WONG KAM R.F.C. WOKS-361023- -	MEXICO	3,162
ANTONIO HEMUDA DEBS R.F.C. HEDA-280802- -	MEXICO	67
EULALIO GONZALEZ RAMIREZ R.F.C. GORE-211216- -	MEXICO	2,067
GUADALUPE DE GARZA FLORES R.F.C. GAFG-360124- -	MEXICO	3,083
GILBERTO LUIS GUAJARDO DEL BOSQUE R.F.C. GUBG-400825- -	MEXICO	05
CARLOS NIETO IRIGOYEN R.F.C. NIIC-481208- -	MEXICO	1,055
ANTONIO MARRODAN VERGARA R.F.C. MAVA-351114- -	MEXICO	40,000
JUAN MANUEL CAMARENA PADRES .C. CAPJ-391203- -	MEXICO	2,109

BANCO NACIONAL DE MEXICO S. A. HOJA: 2

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
GABINO DE LA CRUZ HERRERA R.F.C. CUHG-451025- -	MEXICO	2,067
ROGELIO MORENO VILLAL R.F.C. MOVR-120712- -	MEXICO	2,109
Y Y Y Noe Martínez López R.F.C. MALN-370922- -	MEXICO	6,325
CESAR JOSE ANTONIO ARIAS DE LA CANAL R.F.C. AICC-490602-4N6-	MEXICO	15
MARCO A CORRAL VALDEZ R.F.C. COVM-361228-HW6-	MEXICO	68
ISABEL BETETA DE COU R.F.C. BECI-540907- -	MEXICO	11,597
RIGOBERTO AGUSTIN LARIOS CERVANTES R.F.C. LACR-570828- -	MEXICO	67
RGE SANCHEZ GRANADOS R.F.C. SAGJ-391207- -	MEXICO	2,109
LEONOR URIBE CALLEROS R.F.C. UICL-350310- -	MEXICO	6,325
JOSE AMANCIO ORTIZ LOPEZ R.F.C. OILA-381221- -	MEXICO	37
PATRICIA MEZA DE VERDUGO	MEXICO	4,135
ARTURO RAMIREZ PRIETO R.F.C. RAPA-590830- -	MEXICO	2,109
CARLOS ALBERTO ALMEIDA HERRERA R.F.C. AEHC-511223- -	MEXICO	162
MARTHA I FERRARA RIVERO DE LOZANO R.F.C. FERM-510703-968-	MEXICO	100
JOSE ANTONIO ENRIQUEZ ROMERO R.F.C. EIRA-241120-EW3-	MEXICO	1,055
ENRIQUE WONG CHIO .C. WOCE-490103- -	MEXICO	1,055

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
SERGIO HECTOR PEREZ MENDOZA R.F.C. PEMS-480226-AVO-	MEXICO	20
RICARDO SEGURA ENRIQUEZ R.F.C. SEER-550530- -	MEXICO	235
HELIODORO HERRERA ACUNA R.F.C. HEAH-260330- -	MEXICO	160,000
ISMAEL JESUS ALVARADO FARAH R.F.C. AAFI-610214-H15-	MEXICO	10,542
LUZ AGUILERA DE STERLING R.F.C. AUGL-160529-A80-	MEXICO	6,202
JAIME SAMPIETRO CLARACO R.F.C. SACJ-540796- -	MEXICO	1,055
LEONARDO CORTES ORELLANA R.F.C. COOL-411106- -	MEXICO	67
RIA GOMEZ MORALES R.F.C. GOMM-210705- -	MEXICO	55
JESUS VEGA ARRIAGA R.F.C. VEAJ-451005-JD8-	MEXICO	09
ADRIAN VERDEJO SANCHEZ R.F.C. VESA-390711-BR1-	MEXICO	3,162
LEOPOLDO MAGANA ZAVALA R.F.C. MAZL-560609-QH6-	MEXICO	8,435
ISAAC MARTIN GONZALEZ R.F.C. MAGI-741012- -	MEXICO	14,470
MARIA TERESA SANCHEZ DE HUIZAR R.F.C. SAAT-511029- -	MEXICO	17
ANA MARIA CARDENAS VDA. DE GARGARI R.F.C. CAAA-290715- -	MEXICO	26,358
ANA PATRICIA GARGARI CARDENAS R.F.C. GACA-621019-187-	MEXICO	6,325
MA. EUGENIA GARGARI CARDENAS .C. GACE-480224-C82-	MEXICO	13,706

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
CONCEPCION GARGARI DE CARDENAS R.F.C. GACC-500923-8CA-	MEXICO	13,706
NORMA GARGARI CARDENAS R.F.C. GACN-581201-879-	MEXICO	6,325
JESUS AVELLANEDA CHAVEZ R.F.C. AECJ-590320- -	MEXICO	1,055
REBECA OLIVA OCAMPO DE VONLANTHEN R.F.C. OAER-470610- -	MEXICO	4,017
HECTOR ESPIN SALGADO R.F.C. EISH-590501- -	MEXICO	25
VIRGINIA ESPIN SALGADO R.F.C. EISV-560131-N91-	MEXICO	124
ISIDRA ESPIN ABURTO R.F.C. EIAI-160404- -	MEXICO	6,325
.NANDO SALVADOR ESPIN SALGADO R.F.C. EISF-430916-G25-	MEXICO	202
RICARDO MALAGON Y BAZ R.F.C. MABR-130119-3V8-	MEXICO	80,000
CARLOS ENRIQUE MALAGON Y DE PARRES R.F.C. MAPC-570910- -	MEXICO	4,105
ROGER GABRIEL ROUX GARCIA R.F.C. ROGR-640514- -	MEXICO	41
ROBERT S SHELDON R.F.C. - - -	ESTADOS UNIDOS	100
MA TERESA PEREZ SANJURJO R.F.C. - - -	ESTADOS UNIDOS	11,070
MARICELA PEON SID DE SEIJO R.F.C. PESM-530827-D39-	MEXICO	2,109
OCTAVIO LOPEZ CHAVEZ R.F.C.	MEXICO	17
MAYRA ADELA GONZALEZ MORENO .. GOMM-500207-19M-	MEXICO	639,400

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
ESTHER GUADALUPE CUEVA GARZA R.F.C. CUGE-480106-HJ4-	MEXICO	15,250
CECILIA CAMOU CAMOU R.F.C. CACC-190326-GKA-GKA	MEXICO	5,272
BANAMEX DIVISION FIDUCIARIA R.F.C. BNM -840515-VB1-	MEXICO	44,882,593
T O T A L		46,288,391

BANCO NACIONAL DE MEXICO, S.A.

S.D. INDEVAL S.A. de C.V.

GRUMA

S.D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE [illegible] ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 --
GRUMA, S. A. DE C. V.

SERIE B [illegible] EN FAVOR DE --
BANCO NACIONAL DE [illegible], S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO [illegible]

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- [illegible] ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

[illegible] OSORIO
[illegible] DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 46,217,221 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 6

LA PRESENTE DA DERECHO A LICS. ROGELIO SANCHEZ GARCIA Y/O VALENTIN PARRA AREVALO Y/O CARLOS LOZANO TAMEZ, APODERADOS DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V. POR CUENTA DE TERCEROS.---

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 27,872 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

- CONSTANCIA INDEVAL ☒
- CARTA PODER ☒

VALORES MEXICANOS
CASA DE BOLSA

Mexico D.F. a 26 Abril 2002

GRUMA , S.A. DE C.V.
Av. Paseo de la Reforma 300 piso 6.
Col. Juarez
Mexico D.F.

AT'N.: LIC. FRANCISO JUAREZ HERNANDEZ

Por la presente, otorgamos al LIC. CARLOS LOZANO TAMES Y/O VALENTIN PARRA AREVALO Y/O ROGELIO SANCHEZ GARCIA, poder amplio y suficiente para representar en las asambleas ordinaria y extraordinaria , del día 30 de abril del presente, la cantidad de 2,176,272 acciones, por cuenta de terceros de GRUMA , S.A. DE C.V. (**GRUMA B**)

Adjunto encontrara constancia de la S.D. INDEVAL S.A. DE C.V., asimismo también un listado de nuestra tenencia de clientes por emisora.

ATENTAMENTE

CP. IRMA HERNANDEZ BUENO
SUBDIRECTOR DE TESORERIA Y VALORES

Horacio No. 804 Col. Polanco C.P. 11550 México D.F. Del. Miguel Hidalgo. Tel. 52-55-93-00 Fax: 52-55-93-97
Página web: http://www.valmex.com.mx
PUEBLA **MONTERREY** **MORELIA** **QUERETARO**

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 2,176,272 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--- GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE -- VALORES MEXICANOS, CASA DE BOLSA, S. A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

VALMEX, CASA DE BOLSA S.A. DE C.V.
POSICION DEL MERCADO DE CAPITALES POR EMISORA-CLIENTE
POSICION DE VALORES DEL DIA 2002/04/22

CLIENTE	NOMBRE		POSICION 02/04/22 INICIAL	COMPRAS	ENTRADAS	VENTAS	SALIDAS	POSICION FINAL	POSICION 02/04/23 INICIAL 24 Hrs.	POSICION 02/04/24 INICIAL 48 Hrs.
GRUMA	B 0 Precio de Cierre:		13.0000000000							
245177	ING. ALEJANDRO HERRERA DE LA ROSA	CO	422	0	0	0	0	422	422	422
257529	LIC. LIBERTAD HERNANDEZ PARGAS	CO	1,017	0	0	0	0	1,017	1,017	1,017
281294	GRISELDA GUADALUPE CARRILLO ENRIQUE	CO	50	0	0	0	0	50	50	50
289423	DANIEL F. RODRIGUEZ RODRIGUEZ	CO	5,083	0	0	0	0	5,083	5,083	5,083
292175	GRUMA, S.A. DE C.V.	CO	2,148,400	0	0	0	0	2,148,400	2,148,400	2,148,400
295752	SIMON FELDMAN EDVABNY	CO	13,300	0	0	0	0	13,300	13,300	13,300
7027053	MANUEL GONZALEZ CHAPA	CO	1,000	0	0	0	0	1,000	1,000	1,000
7027592	EDUARDO FILIBERTO ALVARADO FLORES	CO	7,000	0	0	0	0	7,000	7,000	7,000
	Total Posici¾n		2,176,272	0	0	0	0	2,176,272	2,176,272	2,176,272
	Total Emisi¾n		2,176,272	0	0	0	0	2,176,272	2,176,272	2,176,272

342

gruma

TARJETA DE ENTRADA Nº 7

LA PRESENTE DA DERECHO A LIC. GASPAR QUIJANO, APODERADO DE VECTOR CASA DE BOLSA, S.A. DE C.V.-----------------------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE VECTOR CASA DE BOLSA, S.A. DE C.V. POR CUENTA DE TERCEROS.---

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 3,714,435 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒
CARTA PODER ☒

AVE. PRESIDENTE MASARYK Nº 29 1er PISO
COL. CHAPULTEPEC MORALES
DELEGACION MIGUEL HIDALGO
C. P. 11570 MEXICO, D.F.
TEL. 01(5)262-3600 FAX 01(5)262-3682
DEL PAIS: 01-800-833-6800
DESDE E.U.: 1-888-832-8679

VECTOR
CASA DE BOLSA, S.A. DE C.V.

México, D.F., a 26 de Abril del 2002.

GRUMA, S.A. DE C.V.
P R E S E N T E

Por medio de la presente conferimos a **el LIC GASPAR QUIJANO**, poder especial tan amplio y bastante como en derecho sea necesario, para que en nombre y representación de esta Casa de Bolsa, comparezca(n) a la Asamblea, en la fecha, hora, lugar de la Sociedad que con posterioridad se menciona, a fin de representar y ejercer libremente el derecho de voto respecto del número de Acciones que a continuación se indican, mismas que conservamos en depósito por cuenta de terceros al amparo de ***Contratos de Depósito de Títulos en Administración y de Contratos de Comisión Mercantil y Depósito de Valores celebrados en esta Casa de Bolsa.***

Sociedad que celebrará Las Asambleas:	**GRUMA, *S.A. DE C.V.***
Clase de Asambleas de Accionistas	**ORDINARIA**
Fecha y hora de las Asambleas:	**30/ABRIL/2002**
Dirección:	**MEXICO, D.F.**
No. de Acciones a representarse	**4,717,101 Acciones Serie "B"**

(i) Constancia de depósito expedida por ***S.D. INDEVAL, S.A. DE C.V.***, en favor de esta ***Casa de Bolsa.***

(ii) Listado formulado por esta misma ***Casa de Bolsa***, respecto de los títulos de las Acciones.

A T E N T A M E N T E

C.P. GABRIEL RINCÓN HERNANDEZ
A P O D E R A D O

T E S T I G O S

SR. MAGDALENO ALVAREZ RAMOS **MARCELA ANDRADE ARIAS**

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 3,714,435 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 : ---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
VECTOR CASA DE BOLSA, S.A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 1,002,666 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
VECTOR CASA DE BOLSA, S.A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

VA00015.LST

V E C T O R   C A S A   D E   B O L S A ,   S . A .   D E   C . V .
CONSULTA DE POSICION POR EMISORA: GRUMA - B - 0

FECHA : 25/4/2002
HORA : 3:00:36 PM
Pagina : 1

Prom.	Cuenta	Nombre del cliente	Titulos		R.F.C.	Direccion	Ciudad	Estado
0226	194201	ERNESTO MOYA PEDROLA	5,000	0	MOPE 461205 NW6	ALLENDE	ALVARO OBREGON	DISTRITO FEDERA
0226	206623	OFELIA DEL CARMEN NIEVES LLITERAS DE GONZALE	242,117	0	SIN RFC	TEOLOLCO	ALVARO OBREGON	DISTRITO FEDERA
0226	208371	DANIA STELLA O'NEILL GOMEZ	11,000	0	SIN/RFC	AV. MEXICO	CUAJIMALPA DE M	DISTRITO FEDERA
0226	221301	JUAN MANUEL LOPEZ ROMAN	10,000	0	LORJ-400208-HW8	IGLESIA	ALVARO OBREGON	DISTRITO FEDERA
0226	707890	MARIA ELIZA VALENZUELA CADENA	13,000	0	VACE-680417	CORREGIDORA	M. CONTRERAS	D.F.
0226	720667	MARIA JOSE GARCIA GOMEZ DE FONSECA	15,000	0	SIN R.F.C.	NUEVA YORK	BENITO JUAREZ	DISTRITO FEDERA
0309	293231	ERNESTO SANTOS ZAMBRANO	30,000	0	SAZE-380208-T14	JULIO VERNE	MIGUEL HIDALGO	DISTRITO FEDERA
0328	136937	GUSTAVO ARIZA RIVERO	1,054	0	AIRG-510626 EEA	GUTIERREZ ZAMORA	ALVARO OBREGON	DISTRITO FEDERA
0332	217648	BANCRECER S.A. POR CUENTA DE FIDEICOMISO 890		0	BSX-930209-DR9	PASEO DE LA REFORMA	CUAUHTEMOC	DISTRITO FEDERA
0332	716747	DIETER HOLTZ WEDDE		0	HOWD 690317 5G5	BATALLON DE SAN PATRICIO	GARZA GARCIA	NUEVO LEON
0365	706831	MARIANELA MOGOLLON ABAD	4,067	0	MOAM-490523-584	AV. DE LAS FUENTES	NAUCALPAN	EDO. DE MEXICO
0383	226622	JOSE FRANCISCO JIMENEZ ORTIZ	4,067	0	JIOF-600615-SD6	PETALO	MEXICO	D.F.
0383	705373	RAFAEL ANGEL GARCIA GRANADOS	15,250	0	GAGR 520720 NSA	PARQUE DE MURCIA	MEXICO	D.F.
0383	706258	XAVIER PALACIOS MACEDO LLACA	101,667	0	PALJ 290705 8S9	PRESIDENTE MASARIK	MEXICO	D.F.
0383	706660	JOHN WILLIAM FREUDENTHALER MILLER	12,083	0	FEMJ-680429	PASEO DE LAS LOMAS ALTAS	MIGUEL HIDALGO	D.F.
0425	211499	EMILIO VEGA LOPEZ DE LLERGO	2,129	0	VELE 340911 ER2	CIRCUITOS DRAMATURGOS	NAUCALPAN	MEXICO
0489	224522	JOSE MANUEL GONZALEZ DIAZ	1,000	0	GODM650316 GLG	AV. LOMAS VERDES	NAUCALPAN	EDO. DE MEXICO
0514	504502	SARA GLAFIRA QUINTERO DE DAVILA	33,670	0		BELGICA	GUADALAJARA	JALISCO
0525	522475	ROBERTO VAZQUEZ CARDENAS	100	0	SIN R.F.C.	AGUSTIN DE LA ROSA	GUADALAJARA	JALISCO
0726	135541	ARTURO JERONIMO BENAVIDES CANTU	10,000	0	BECA-341011-EJ6	RIO VOLGA	SAN PEDRO, GARZ	NUEVO LEON
0726	144782	ALICIA LOBEIRA PEREZ	2,000	0	NO TIENE	BOSQUES DEL ISTMO	SAN PEDRO GARZA	NUEVO LEON
0726	144832	PATRICIO ORLANDO FERRARA DE LA MAZA	4,067	0	FEMP-360228-EW9	GENARO GARZA GARCIA	GARCIA	NUEVO LEON
0726	256051	ROSA ELIA BARRERA VILLARREAL DE GUZMAN	6,000	0	BAVR-310328-N16	PRIVADA CRISTAL	SAN PEDRO GARZA	N.L.
0727	105962	ENRIQUE ALEJANDRO ZEPEDA BUSTOS	5,000	0	ZEBE-490828-AN6	CERRADA 4	SAN PEDRO GARZA	NUEVO LEON
0727	188495	GRUMA S.A. DE C.V.	1002,666	0	GRU-810902-IE3	RIO DE LA PLATA OTE.	GARZA GARCIA	N.L.
0727	270743	FERNANDO GRACIA SEPULVEDA	83	0	SIN RFC	RIO VISTULA	GARZA GARCIA	NUEVO LEON
0727	273419	JAVIER VELEZ BAUTISTA	56	0	VEBJ 560928 AN6	PRISCA	GARZA GARCIA	NUEVO LEON
0727	404441	INMOBILIARIA VALLE DE COLORINES, S.A. DE C.V	60,000	0	IVC-910723-MC7.	AVE. FRANCISCO I. MADERO	MONTERREY	NUEVO LEON
0730	259394	BERTHA GONZALEZ MORENO	3000,849 = 3'000 849	0	GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0730	260507	BERTHA GONZALEZ MORENO	4,000	0	GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0730	260514	BERTHA GONZALEZ MORENO	2,000	0	GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0730	260521	BERTHA GONZALEZ MORENO	4,000	0	GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0735	260119	JAIME MARCELO BENAVIDES VILLARREAL	4,427	0	SIN REGISTRO	AVE. PARAISO	GARZA GARCIA	NUEVO LEON
0743	104315	ELOY CAVAZOS RAMIREZ	15,250	0	CARE-490825-4M2	CALLE MONTERREY	GUADALUPE	NUEVO LEON
0757	188310	RUBEN SAENZ SALDAÑA	20,000	0	SASR-470316-BLA	MONTES CELESTES	SAN PEDRO GARZA	NUEVO LEON
0757	190293	TANIA ASSAD CAVAZOS	3,000	0	NO TIENE	SANTANDER	SAN PEDRO GARZA	NUEVO LEON
0757	259818	LETICIA MARIA GONZALEZ MONETA	13,000	0	SIN RFC	CEDROS	GARZA GARCIA	NUEVO LEON
0757	269164	FERNANDO DE LA GARZA GONZALEZ	167	0	GAGF-650106-K33	VIA AUGUSTA	GARZA GARCIA	NUEVO LEON
0757	276059	TANIA ASSAD CAVAZOS	[illegible]	0	SIN RFC	SANTANDER PTE.	GARZA GARCIA	NUEVO LEON
0757	403325	HERNAN GONZALEZ MONETA	4,000	0	GOMH7811036MA	CEDROS	SAN PEDRO GARZA	NUEVO LEON
0760	263695	ROBERTO DE LA GARZA TAMEZ	20,000	0	GATR 530220 668	ALFONSO REYES	GARZA GARCIA	NUEVO LEON
0768	271400	EUGENIO FERNANDO SADA HERNANDEZ	2,033	0	SAHE 621003 396	PUERTO DEL AIRE	GARZA GARCIA	NUEVO LEON
0775	248775	LAURO MARTINEZ GARCIA	277	0	MAGL-271108-R9A	RIO DANUBIO	SAN PEDRO GARZA	NUEVO LEON
0775	279404	JOSE LUIS BARRAGAN VILLARREAL	222	0	SIN RFC	RIO VOLGA	GARZA GARCIA	NUEVO LEON
0780	263510	MARIANA PAULA RICHARDSON DE MAFFEI	3,000	0	SIN RFC	AGUARIBAY	ROSARIO	SANTA FE
0782	402629	ALEJANDRO TREVIÑO SALINAS	4,800	0	TSA-580729-I20	JERONIMO SILLER	SAN PEDRO GARZA	NUEVO LEON
1300	235768	SILVIA MONICA CORDOVA DIAZ	1,000	0	SIN RFC	NUEVA YORK	BENITO JUAREZ	DISTRITO FEDERA
1300	247189	ASTRID MATAR SLIM	1,000	0	MASA370330	UXMAL	BENITO JUAREZ	DISTRITO FEDERA
1300	247470	JOSE NOEL EFRAIN MUÑOZ PADILLA	1,000	0		JESUS MARIA	CUAUHTEMOC	DISTRITO FEDERA
1300	300439	MARIA ISABEL MARTINEZ CABAÑAS	1,000	0		FLORENCIA	CUAUHTEMOC	DISTRITO FEDERA

247

VA00015.LST

VECTOR CASA DE BOLSA, S.A. DE C.V.
CONSULTA DE POSICION POR EMISORA: GRUMA - B - 0

FECHA : 25/4/2002
HORA : 3:00:36 PM

Prom.	Cuenta	Nombre del cliente	Titulos	R.F.C.	Direccion	Ciudad	Estado
1300	305272	BERTHA PASQUEL CASANUEVA	1,000	0	PLINIO	MIGUEL HIDALGO	DISTRITO FEDERA
1300	306351	YERETZADE ALEJANDRA MARQUEZ DEL RIO	1,000	0 SIN RFC	SCHILLER	MIGUEL HIDALGO	DISTRITO FEDERA
1806	814481	EDUARDO CESAR VALES DE LA FUENTE	10,000	0 NO TIENE	30 B NORTE	MERIDA	YUCATAN
1806	814515	MARGARITA DE LA FUENTE OLIVER	10,000	0 SIN RFC	30 B NORTE	MERIDA	YUCATAN
		Total Titulos:		0			

4717101

248

gruma

TARJETA DE ENTRADA Nº 8

LA PRESENTE DA DERECHO A ELIZABETH BARRERA AGUILAR Y/O CARLOS PEREZALONSO EGUIA Y/O RAMON CAMPOS HERNANDEZ Y/O RODRIGO GABRIEL JIMENEZ SANTOS Y/O JOSE ANGEL MONTAÑO GUTIERREZ Y/O CARLOS A. SAMANO CABALLERO, APODERADOS- DE CASA DE BOLSA BBVA-BANCOMER, S.A. DE C.V. GRUPO FINANCIERO BBVA BANCOMER.---
QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V. GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS.---------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 133,712 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

BBVA Casa de Bolsa Bancomer

ABRIL 26, 2002.

GRUMA, S.A. DE C.V.

P r e s e n t e.

Otorgo poder tan amplio como en derecho se requiera al Lic. ***Carlos A. Samano Caballero y/o José Angel Montaño y/o Rodrigo G. Jiménez y/o Elizabeth Barrera Aguilar y/o Carlos M. Pérezalonso y/o Ramón Campos***, para que en representación de **Casa de Bolsa BBVA-Bancomer, S.A. de C.V., Grupo Financiero BBVA-Bancomer**, ejerciten los derechos correspondientes a las acciones que se mencionan en la Asamblea General Ordinaria y Extraordinaria de **Gruma, S.A. de C.V.**, convocada para celebrarse el día 30 de Abril del 2002, en esta ciudad, la que se desahogará de conformidad con la Orden del Día correspondiente, llevando la representación y voto de –**141,712**- acciones Serie "**_B_**" de que somos propietarios o administradores.

Al efecto, los instruyo para que el ejercicio de este poder se realice en la forma y términos que estime convenientes.

OTORGO EL PODER

Lic. Roberto Morales Herrera.

TESTIGO

Blanca Zepeda Reyes.

TESTIGO

Ma. Teresa Martínez Martínez.

VOBA74E

CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.

RELACION DE ACCIONISTAS PARA ASISTENCIA DE ASAMBLEA

HOJA : 1
FECHA: 24/ABR/2002
HORA : 19:59:48

EMISORA : GRUMA SERIE : B CUPON : 000

PROM	CUENTA	NOMBRE / DOMICILIO / POBLACION / C.P.	RFC	NACIONALIDAD	TITULOS
130	5000-5	FOBUR,S.A.DE C.V. SOCIEDADES DE INVERSION MONTES URALES 424 LOMAS DE CHAPULTEPEC MEXICO DF 11000	FOB8004164G6	MEXICANA	100
315	35509-9	JESUS-FRANCISCO GARZA REYNA ALVARO OBREGON 120 COL. VALLE DEL CHIPINQUE GARZA GARCIA N.L. 66250	GARJ421005	MEXICANA	4,134
315	37516-2	MONICA MARTINEZ DE RICHARDSON MONTE BLANCO NUM 150 VILLA MONTA A GARZA GARCIA NUEVO LEON 66235	MAHM620831	MEXICANA	40,000
78	50057-9	ZONIA GARZA T GONZALEZ LAGO DE JACALES 3012 LOMAS DEL SANTUARIO CHIHUAHUA CHIHUAHUA 31280	GATZ390330	MEXICANA	40,000
69	213494-8	FRANCISCO MLAWER WYSZYNSKI FRAY J DE ZUMARRAGA 14 CTO MISIONEROS,CD SATELIT NAUCALPAN MEXICO 53100	MAWF330717LS0	MEXICANA	25,000
384	230527-4	ARMANDO ESPONDA RODRIGUEZ AV.GLEZ. BOCANEGRA 13304 TOMAS AQUINO TIJUANA BAJA CALIFORNIA 22370	EORA410406	MEXICANA	40
130	498457-1	FDO. DEL MERCADO PARA LA MEDIANA EMPRESA BANCOMER GFBV HAMBURGO 190 JUAREZ MEXICO D.F. 06600	FMM980422M26	MEXICANA	15,000
140	498692-3	GRUMA, S.A. DE C.V. CALZ. DEL VALLE 407 OTE. DEL VALLE GARZA GARCIA N.L. 66220	GRU810902IE3	MEXICANA	8,000
205	511812-0	SILVIA SANCHEZ ESPINOZA CULIACAN 123-707 HIPODROMO CONDESA MEXICO DF 06170	SAES660730	MEXICANA	8,269
268	514266-6	MARIA DEL PILAR ELIZALDE ECHENIQUE BLAS PASCAL NO. 110-702 POLANCO MEXICO D.F. 11550	EIEP520810	MEXICANA	1,033
215	514749-1	ROCIO SARMIENTO LOPEZ CERRADA HIDALGO 26 FRAC.RANCHO SAN FRANCISCO MEXICO DF 01800	SALR570309	MEXICANA	35
425	524727-5	MARIA ALBINA BENAVIDES VALDES CERRADA PRESA ESCOLTA 24 SAN JERONIMO LIDICE MEXICO D.F. 10200	BEVA330821UN8	MEXICANA	101

NUM.DE CUENTAS :	12	TOT.TITULOS DE LA CASA :	0	TOTAL DE TITULOS :	141,712
NUM.PRS.MORALES :	3	TOT.TITULOS DE CLIENTES :	141,712	TITS.PRS.MORALES :	23,100
NUM.PRS.FISICAS :	9			TITS.PRS.FISICAS :	118,612

251

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 126,512 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUÈ SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 100 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ---------------------------------------
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 15,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 : --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ------------------------------------
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 9

LA PRESENTE DA DERECHO A ALTAGRACIA GUTIERREZ GARCIA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIERREZ MEDINA (SIGUE AL REVERSO) -------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE CITIBANK MEXICO, S.A. (AHORA BANCO NACIONAL DE MEXICO, S.A.) --

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 101,117,027 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

Banco Nacional de México

México, D.F., 26 de Abril del 2002.

GRUMA, S.A. DE C.V.
PRESENTE

Muy Señores Nuestros:

Por medio de la presente hacemos constar que mantenemos en depósito a través de custodia con el S.D. Indeval, S.A. de C.V., CIENTO UN MILLONES CIENTO DIECISIETE MIL VEINTISIETE (**101,117,027**) Acciones Serie "**B**" nominativas de **GRUMA, S.A. DE C.V.**, las cuales a petición de nuestros clientes, serán representadas en **Asamblea General Ordinaria y Extraordinaria** que tendrá lugar el día 30 de Abril del año 2002, a las 17:00 horas, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col. Cuauhtémoc, de la ciudad de México, D.F.

El presente certificado se extiende únicamente para los fines de dichas Asambleas.

Asimismo, nos permitimos informar a ustedes que la siguientes personas: Altagracia Gutiérrez García y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velázquez López y/o Alfonso Ramos Sandoval y/o Ana Maria Mireles Torres y/o Ana Paula Suárez Covian y/o Ángel Hernández Salazar y/o Antonio Guadarrama Rodríguez y/o Cecilia Del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Nollet y/o Fernanda Palomar Nualart y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquía y/o Tarik Ramírez Fuentes y/o Juan Manuel Márquez González podrán actuar como representantes de las acciones citadas por cuenta de sus tenedores.

ATENTAMENTE

LIC. ROBERTO GONZALEZ BARRERA
APODERADO LEGAL

TESTIGOS:

BRITT SKERIANZ

ALEJANDRO GARZA

International Custody

Act. Roberto Medellín No. 800
Torre Norte 3er. Piso
Col. Santa Fe, C.P. 01210, México, D.F.
Tel. 57-20-67-57 Fax. 57-20-67-46 / 50

Sk #	Cu Name	Position
001005	CITIBANK NEW YORK - ADR DEPT.	2,400
212897	CIBC WORLD MARKETS CORP	8,060
212916	SMITH BARNEY INC	13
212943	UBS PAINE WEBBER INC	44,014
213000	CITIBANK LUXEMBOURG	1,361
213518	BEAR STEARNS AND CO. INC.	4,533,051
213525	STATE STREET BANK AND TRUST CO.	1
214005	PERSHING DIVISION OF DONALDSON	63,031
214012	CITIBANK LONDON	2
214098	DEAN WITTER REYNOLDS INC.	4
214120	MERRILL LYNCH PIERCE FENNER SMITH	134,910
214230	JP MORGAN WHITEFRIARS, INC.	4,500,700
215167	JP MORGAN GT CORP	4,000,000
215192	UBS AG LONDON	13,900,000
215731	CITIBANK DUBLIN GENERAL DEPOT	1
215970	U.S. CLEARING CORP.	8
216129	CITIBANK NEW YORK - ADR DEPT.	72,808,139
216140	BEAR STEARNS AND CO. INC.	108,325
216177	STATE STREET BANK AND TRUST CO.	1
216680	BROWN BROTHERS HARRIMAN AND CO.	135,800
217884	CITIBANK LONDON	-
218758	LEHMAN BROTHERS INC	105,462
218897	BNY CLEARING SERVICES LLC	18,000
219327	CBNY GLOBAL CUSTODY-SECORE BR910	90,406
219328	CBNY GLOBAL CUSTODY-SECORE BR910	138,000
219329	CBNY GLOBAL CUSTODY-SECORE BR910	517,950
720037	THE BONY AS CUST OR TR F T BONY LO	11
723161	HSBC PLC BK LO RE CLTS NON TREATY	6,326
729708	THE BONY AS CUST OR TR F T BONY LO	1
730289	THE BONY AS CUST OR TR F T BONY LO	3
740541	ARNHOLD/AND/S BLEICHROEDER INC MA	5
740554	ARNHOLD/AND/S BLEICHROEDER INC MA	1,033
745576	CREDIT SUISSE FIRST BOSTON	2
745944	THE NORTHERN TRUST CPY AVFC TREATY	7
	GRUMAB Total	**101,117,027**

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 72,310,539 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 25,188,163 ACCIONES POR CUENTA DE TERCEROS Al DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 109,325 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ------- O R D I N A R I A ------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 10

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. (DIVISION FIDUCIARIA).

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 5,923,567 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☒

Banamex citigroup

CARTA PODER

Por la presente se confiere poder a favor de los Licenciados Salvador Vargas Guajardo y/o Rogelio Sánchez García para que acudan, en nuestra representación, a la Asambleas General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., que se celebrará el próximo 30 de abril del 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col Cuahtémoc, de la ciudad de México, D.F.

A efecto de que las señaladas personas voten las 5,923,567 (CINCO MILLONES NOVECIENTOS VEINTITRES MIL QUINIENTOS SESENTA Y SIETE) acciones ordinarias Serie B nominativas del capital social de Gruma, S.A. de C.V. de las cuales Banco Nacional de México, S.A. División Fiduciaria es titular.

México, Distrito Federal a 29 de abril del 2002.

Banco Nacional de México, S.A.
División Fiduciaria

Testigo
Omar González Peñaloza

Testigo
Maria Luisa Mancera Villela

gruma

TARJETA DE ENTRADA Nº 11

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. (DIVISION FIDUCIARIA).

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 54,592,357 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☒

Banamex citigroup

CARTA PODER

Por la presente se confiere poder a favor de los Licenciados Salvador Vargas Guajardo y/o Rogelio Sánchez García para que acudan, en nuestra representación, a la Asambleas General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., que se celebrará el próximo 30 de abril del 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col Cuahtémoc, de la ciudad de México, D.F.

A efecto de que las señaladas personas voten las 54,592,357 (CINCUENTA Y CUATRO MILLONES QUINIENTOS NOVENTA Y DOS MIL TRESCIENTAS CINCUENTA Y SIETE) acciones ordinarias Serie B nominativas del capital social de Gruma, S.A. de C.V., de las cuales Banco Nacional de México, S.A. División Fiduciaria es titular.

México, Distrito Federal a 29 de abril del 2002.

Banco Nacional de México, S.A.
División Fiduciaria

Testigo
Omar González Peñaloza

Testigo
Maria Luisa Mancera Villela

gruma

TARJETA DE ENTRADA Nº 12

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. (DIVISION FIDUCIARIA).

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 44,849,662 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐

CARTA PODER ☒

Banamex citigroup

CARTA PODER

Por la presente se confiere poder a favor de los Licenciados Salvador Vargas Guajardo y/o Rogelio Sánchez García para que acudan, en nuestra representación, a la Asambleas General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., que se celebrará el próximo 30 de abril del 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col Cuahtémoc, de la ciudad de México, D.F.

A efecto de que las señaladas personas voten las 44,849,662 (CUARENTA Y CUATRO MILLONES OCHOCIENTOS CUARENTA Y NUEVE MIL SEISCIENTOS SESENTA Y DOS) acciones ordinarias Serie B nominativas del capital social de Gruma, S.A. de C.V. de las cuales Banco Nacional de México, S.A. División Fiduciaria es titular, estando depositadas en el Indeval, S.A. de C.V.

México, Distrito Federal a 29 de abril del 2002.

Banco Nacional de México, S.A.
División Fiduciaria

Testigo
Omar González Peñaloza

Testigo
Maria Luisa Mancera Villela

gruma

TARJETA DE ENTRADA Nº 13

LA PRESENTE DA DERECHO A LIC. SALVADOR VARGAS GUAJARDO Y/O DR. EDUARDO LIVAS CANTU., APODERADOS DE ADM-BIOPRODUCTOS,S.A.DE C.V.-------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE ADM-BIOPRODUCTOS, S.A. DE C.V.------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 2,630,716 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☐

GRUMA S. A. DE C. V.
PROXY

The undersigned, on behalf of ADM BIOPRODUCTS S.A. de C.V., a Mexican Corporation ("Bio-Products"), hereby appoints Eduardo Livas Cantú and/or Salvador Vargas Guajardo as proxies, in order that either one of them represent and vote all of the shares of Gruma, S.A. de C.V. ("Gruma") held by Bio-Products, at the General Ordinary and Extraordinary Shareholders' Meetings of Gruma to be held on April 30, 2002, pursuant to that certain Notice of Shareholders' Meetings dated on April 12, 2002, in accordance with the followings:

AGENDA
GENERAL ORDINARY MEETING

I. Discussion and, as the case may be, approval or amendment of the Board of Directors' report referred to in Article 172 of the "Ley General de Sociedades Mercantiles" (Mexican Corporate Law), for the fiscal year commencing on January 1 and ending December 31, 2001, regarding the operations of GRUMA, S.A. DE C.V. and the corporations where it owns the majority of the capital stock and where its investment exceeds 20% of its equity, taking into account the Statutory Auditor's report.

II. Drafting and approval, if applicable, of the application of results for the period referred in the first matter of this Agenda.

III. Proposal for determining the maximum amount of capital stock to be used for the repurchase of shares of the Company.

IV. Election of the members of the Board of Directors and the Statutory Auditor and their respective alternates and determination of their fees.

V. Designation of the members of the Audit Committee and determination of their fees.

VI. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

VII. Drafting, reading and approval of the Minutes.

AGENDA
GENERAL EXTRAORDINARY MEETING

I. Proposal and subsequent approval, if applicable, of the amendment of articles 6, 9, 10, 11, 12, 14, 15, 16, 18, 20, 23, 26, and 31 of the Company's Bylaws, in order to adequate them to what is established by the "Ley del Mercado de Valores" (Mexican Securities Law), as well as by the general regulations issued by the National Banking and Securities Commission.

II. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

III. Drafting, reading and approval, if applicable, of the Minutes.

INSTRUCTIONS: We hereby instruct our proxies to represent and vote Bio-Products' shares, in each one of the above referred shareholders' meetings, as they deem appropriate.

ADM BIO-PRODUCTOS S.A. DE C.V.

By: D.J. Schmalz

Name / Title: D.J. SCHMALZ
PRESIDENT

268

Witnesses:

[signature]

Lori Magnussen

gruma

TARJETA DE ENTRADA Nº 14

LA PRESENTE DA DERECHO A LIC. SALVADOR VARGAS GUAJARDO Y/O EDUARDO LIVAS CANTU, APODERADOS DE ARCHER-DANIELS MIDLAND COMPANY.------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE ARCHER-DANIELD MIDLAND COMPANY.----------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 103,704,353 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☐

GRUMA S. A. DE C.V.
PROXY

The undersigned, on behalf of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware Corporation ("ADM"), hereby appoints Eduardo Livas Cantú and/or Salvador Vargas Guajardo as proxies, in order that either one of them represent and vote all of the shares of Gruma, S.A. de C.V. ("Gruma") held by ADM, at the General Ordinary and Extraordinary Shareholders' Meetings of Gruma to be held on April 30, 2002, pursuant to that certain Notice of Shareholders' Meetings dated on April 12, 2002, in accordance with the followings:

AGENDA
GENERAL ORDINARY MEETING

I. Discussion and, as the case may be, approval or amendment of the Board of Directors' report referred to in Article 172 of the "Ley General de Sociedades Mercantiles" (Mexican Corporate Law), for the fiscal year commencing on January 1 and ending December 31, 2001, regarding the operations of GRUMA, S.A. DE C.V. and the corporations where it owns the majority of the capital stock and where its investment exceeds 20% of its equity, taking into account the Statutory Auditor's report.

II. Drafting and approval, if applicable, of the application of results for the period referred in the first matter of this Agenda.

III. Proposal for determining the maximum amount of capital stock to be used for the repurchase of shares of the Company.

IV. Election of the members of the Board of Directors and the Statutory Auditor and their respective alternates and determination of their fees.

V. Designation of the members of the Audit Committee and determination of their fees.

VI. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

VII. Drafting, reading and approval of the Minutes.

AGENDA
GENERAL EXTRAORDINARY MEETING

I. Proposal and subsequent approval, if applicable, of the amendment of articles 6, 9, 10, 11, 12, 14, 15, 16, 18, 20, 23, 26, and 31 of the Company's Bylaws, in order to adequate them to what is established by the "Ley del Mercado de Valores" (Mexican Securities Law), as well as by the general regulations issued by the National Banking and Securities Commission.

II. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

III. Drafting, reading and approval of the Minutes.

INSTRUCTIONS: We hereby instruct our proxies to represent and vote ADM's shares, in each one of the above referred shareholders' meetings, as they deem appropriate.

ARCHER-DANIELS-MIDLAND COMPANY

By: [signature]

Name / Title: CHAIRMAN AND CHIEF EXECUTIVE
G. ALLEN ANDREAS

Witnesses:

[signature]

[signature] Magnussen

ACTA No. 111

En la ciudad de México, Distrito Federal, domicilio social de GRUMA, S.A. DE C.V., siendo las 18:00 (dieciocho horas) del día (30) treinta de Abril del año 2002 (dos mil dos), en el edificio ubicado en Reforma No. 359, Colonia Cuauhtémoc de esta ciudad, se reunieron los accionistas de esta sociedad con objeto de celebrar la Asamblea General Extraordinaria, a la cual fueron oportunamente citados según convocatoria que se anexa a la presente acta.

En ausencia del Presidente del Consejo de Administración DON ROBERTO GONZÁLEZ BARRERA y por designación de los accionistas presidió la asamblea el señor C.P. JUAN A. QUIROGA GARCIA y actuó como Secretario el suplente LIC. ROGELIO SANCHEZ GARCIA, estando presente el Comisario Suplente C.P. CARLOS ARREOLA ENRIQUEZ.

El Secretario hizo constar que se cercioró del cumplimiento de lo dispuesto por el artículo 14 bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores, consistente en que los formularios elaborados por la Emisora, reúnen los requisitos legales y estuvieron a disposición de los interesados en el término establecido por el artículo 173 de la Ley General de Sociedades Mercantiles.

El Presidente designó escrutadores al LIC. VALENTIN PARRA AREVALO y LIC. CARLOS LOZANO TAMEZ, quienes procedieron a analizar las constancias de depósito y las cartas-poder exhibidas, efectuando el cómputo de las acciones.

A continuación certificaron con base en la lista de asistencia, que se encuentran representadas en la asamblea **-427'295,780-** acciones que integran el **95.19%** de las **-448'880,186-** que constituyen el total de las acciones con derecho a voto, suscritas, pagadas y en circulación, emitidas por GRUMA, S.A. DE C.V.

Con base en la certificación rendida por los escrutadores, el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en la misma se emitan, en virtud de estar reunido el quórum exigido por los estatutos de la sociedad, para la celebración de la asamblea extraordinaria y de haberse publicado la convocatoria con la anticipación y en la forma prevista por los Estatutos de la sociedad, en los Periódicos "El Financiero" de esta ciudad y en "El Norte" de la ciudad de Monterrey, Nuevo León, el día 12 (doce) de Abril del año 2002, (dos mil dos).

A continuación el Presidente puso a consideración de los accionistas para su aprobación la Orden del Día y solicitó al Secretario que diera lectura a la misma :

ORDEN DEL DIA

ASAMBLEA GENERAL EXTRAORDINARIA

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°,15°, 16°, 18°, 20°, 23°, 26° Y 31° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

Los accionistas aprobaron la orden del día, que se procedió a desarrollar como sigue:

PUNTO UNO: En relación con este punto de la orden del día y existiendo el quórum legal y estatutario para su celebración, el Presidente expuso a los accionistas que a fin de adecuar los Estatutos Sociales de la empresa a las reformas de la Ley del Mercado de Valores y a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores, propone a la asamblea la modificación de los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 23°, 26° y 31° de los Estatutos Sociales de GRUMA, S.A. DE C.V., para quedar redactados en los términos que constan en el anexo, los cuales fueron leídos íntegramente a los accionistas, quienes después de enterarse del contenido de los artículos antes mencionados, adoptaron por mayoría de votos la siguiente,

RESOLUCION:

UNICA: Se aprueba la modificación de los estatutos sociales de GRUMA, S.A. DE C.V. a fin de que queden adecuados a la Ley del Mercado de Valores y a las disposiciones expedidas por la Comisión Nacional Bancaria y de Valores, anexándose a la presente acta la redacción de los mismos debidamente suscritos por el Secretario de la asamblea para formar parte integrante de ella.

PUNTO DOS: En relación con este punto de la orden del día el Presidente de la asamblea propuso se autorice a los señores Licenciados SALVADOR VARGAS GUAJARDO, ROGELIO SANCHEZ GARCIA y GUILLERMO ELIZONDO RIOS, indistintamente, para que en nombre y representación de la sociedad, como delegados de la asamblea, comparezcan ante el Notario Público de su elección a fin de tramitar la protocolización de los estatutos modificados, y en dicha protocolización se transcriba el total de los estatutos para actualizarlos, así mismo, llevar a cabo todos los actos que se requieran para dar cumplimiento a las resoluciones adoptadas por esta asamblea y expedir copias simples o certificadas de la presente acta.

Puesta la proposición a consideración de la asamblea, por mayoría de votos tomaron la siguiente:

RESOLUCION:

UNICA: Se autoriza a los señores Licenciados SALVADOR VARGAS GUAJARDO, ROGELIO SANCHEZ GARCIA y GUILLERMO ELIZONDO RIOS, para que indistintamente, en nombre y representación de la sociedad realicen toda clase de gestiones y tramiten todo lo relacionado al cumplimiento de los acuerdos tomados por la asamblea y para llevar a cabo todos los actos que se requieran para dar cumplimiento a las resoluciones adoptadas, así como comparecer ante Notario Publico de su elección a tramitar la protocolización de la presente acta en la que se transcriba el total de los estatutos para actualizarlos, y en su caso, expedir copias simples o certificadas que se requieran de la presente acta.

PUNTO TRES. Respecto a este punto de la orden del día y no habiendo otro asunto que tratar, se suspendió la asamblea durante el tiempo necesario para redactar la presente acta, la cual una vez leída, fue aprobada y firmada por el Presidente, el Secretario y el Comisario. Se hace constar que durante el tiempo en que se desarrolló la presente asamblea estuvieron presentes todas las personas que en ella intervinieron.
Se agrega al expediente del acta de esta asamblea: a). Lista de Asistencia, b). Cartas-Poder, c). Tarjetas de Admisión, d). Ejemplares de los Periódicos "El Financiero", "El Norte" y e). Redacción de los estatutos sociales modificados.

Se levantó la asamblea a las 18.30 (dieciocho treinta horas) del día, mes y año al principio anotados.-

C.P. JUAN A. QUIOROGA GARCIA
PRESIDENTE

LIC. ROGELIO SANCHEZ GARCIA
SECRETARIO

C.P. CARLOS ARREOLA ENRIQUEZ
COMISARIO

ESTATUTOS MODIFICADOS

GRUMA, S.A. DE C.V.

ARTICULO SEXTO.- El capital social es variable. La porción fija sin derecho a retiro íntegramente suscrita y pagada está representada por 452,549,952 (CUATROCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL NOVECIENTOS CINCUENTA Y DOS) acciones ordinarias, nominativas, sin expresión de valor nominal, Serie "B", Clase I; las acciones importan la cantidad de $4,589,601,824.74 (CUATRO MIL QUINIENTOS OCHENTA Y NUEVE MILLONES SEISCIENTOS UN MIL OCHOCIENTOS VEINTICUATRO PESOS 74/100); la porción variable del capital no podrá exceder de siete veces el importe de la porción fija sin derecho a retiro y estará representada por acciones ordinarias, sin expresión de valor nominal de la Serie "B", Clase II.

Todas las acciones conferirán iguales derechos y obligaciones a sus tenedores dentro de cada una de sus Series y Clases. Las acciones podrán tener las demás características que determine la Asamblea General de Accionistas que acuerde su emisión.

La Sociedad únicamente reconocerá como accionistas a aquellas personas o entidades que aparezcan inscritas en el registro de acciones o en el Instituto Nacional para el Depósito de Valores como titulares de las propias acciones.

Las sociedades en las cuales la Sociedad sea titular de la mayoría de acciones o partes sociales, no podrán directa o indirectamente ser accionistas de la Sociedad ni de cualquier otra sociedad que sea accionista mayoritaria de la Sociedad o que sin serlo, tengan conocimiento que es accionista de ésta.

En el evento de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de Ley, los accionistas que detenten el control de la Sociedad asumen la obligación de hacer oferta pública de compra, previamente a la cancelación y por lo menos al precio que resulte más alto entre el promedio del cierre de las operaciones que se hayan efectuado durante los treinta días en que hubieran cotizado las acciones, previo a la fecha de la oferta y el valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la bolsa de valores antes de la oferta. Para modificar esta estipulación de los Estatutos Sociales se requiere de la celebración de una

Asamblea General Extraordinaria en la que el quórum de votación será del 95% (noventa y cinco por ciento) del capital social y se requerirá la aprobación previa de la Comisión Nacional Bancaria y de Valores.

Los accionistas mayoritarios de la Sociedad no quedarán obligados a llevar a cabo la oferta pública mencionada, si se acredita el consentimiento de la totalidad de los socios para la cancelación registral citada.

En el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción de las acciones en el Registro Nacional de Valores, los accionistas que detenten el control de la Sociedad no logren adquirir el cien por ciento del capital social pagado, deberán afectar en un fideicomiso por un período de dos años los recursos necesarios para el exclusivo fin de comprar al mismo precio de la oferta, las acciones de los inversionistas que acudieron a dicha oferta. En el folleto informativo correspondiente deberán revelarse los términos y condiciones del mencionado fideicomiso.

ARTICULO NOVENO.- A excepción de los aumentos del capital social que se efectúen como consecuencia de la colocación de acciones propias recompradas que se realicen en los términos de estos Estatutos, los aumentos de capital social, en la porción fija, se efectuarán por resolución de la Asamblea General Extraordinaria de Accionistas. A excepción de los aumentos de capital social que se efectúen como consecuencia de la colocación de acciones propias recompradas que se realicen en los términos de estos Estatutos, la porción variable del capital social podrá aumentarse, con la única formalidad de que el aumento sea acordado por la Asamblea General Ordinaria, cuya acta deberá protocolizarse ante notario público, sin necesidad de inscribir la escritura notarial que contenga la protocolización de la resolución correspondiente en el Registro Público de Comercio. No podrá decretarse aumento alguno antes de que estén íntegramente pagadas las acciones emitidas con anterioridad. Las acciones que por resolución de la Asamblea General Ordinaria de Accionistas que decrete su emisión, deban quedar depositadas en la tesorería de la Sociedad para entregarse a medida que vaya realizándose su suscripción podrán ser ofrecidas para su suscripción y pago por el Consejo de Administración, respetando en todo caso a los accionistas de la Sociedad los derechos de preferencia a que se refiere esta cláusula. El capital social puede también aumentarse por capitalización de cuentas del capital contable a que se refiere el artículo ciento dieciséis de la Ley General de Sociedades Mercantiles o por capitalización de pasivos. En los aumentos por capitalización de cuentas del capital contable, todas las acciones tendrán derecho a la parte proporcional que les corresponda de las acciones que se emitan para amparar su aumento.

Previa autorización de la Comisión Nacional Bancaria y de Valores, la Sociedad podrá emitir acciones para su colocación en el público, siempre y cuando se mantengan en custodia en una institución para el depósito de valores y se cumplan las condiciones previstas en el Artículo 81 de la Ley del Mercado de Valores.

Todo aumento o disminución del capital social en su porción variable deberá inscribirse en un libro de registro que para tal efecto llevará la Sociedad.

Los accionistas tendrán derecho preferente para suscribir las nuevas acciones que se emitan en caso de aumento del capital social, en proporción al número de acciones de que sean titulares al momento de decretarse el aumento de que se trate. Este derecho deberá ejercitarse dentro del plazo que para tal objeto determine la Asamblea de Accionistas que haya resuelto dicho aumento de capital, pero en ningún caso, dicho plazo será inferior a quince días contados a partir del día siguiente al de la publicación del acuerdo correspondiente en el Periódico Oficial del Estado o en uno de los diarios de mayor circulación del domicilio de la Sociedad.

En caso de que después de la expiración del plazo durante el cual los accionistas debieron ejercer el derecho de preferencia a que se refiere el párrafo anterior, aún quedasen acciones sin suscribir, éstas podrán ser ofrecidas para su suscripción y pago en las condiciones y plazos que determine la Asamblea que hubiera acordado el aumento de capital respectivo, o en los términos que disponga el Consejo de Administración o los delegados designados por la *Asamblea a ese efecto.*

A excepción de las reducciones del capital social que se efectúen como consecuencia de la recompra de acciones propias en los términos de este Artículo, las reducciones de capital social en la porción fija se efectuarán por resolución de la Asamblea General Extraordinaria de Accionistas. A excepción de las reducciones del capital social que se efectúen como consecuencia de la recompra de acciones propias, la porción variable del capital social podrá reducirse con la única formalidad de que la reducción sea acordada por la Asamblea General Ordinaria, sin necesidad de inscribir la escritura notarial que contenga la protocolización de la resolución correspondiente, en el Registro Público de Comercio.

El capital social podrá reducirse (i) para absorber pérdidas (ii) por reembolso a los accionistas, (iii) por liberación concedida a los accionistas de exhibiciones no realizadas, (iv) por el ejercicio del derecho de retiro de aportaciones por los titulares de las acciones representativas de la porción variable del capital social, y (v) por la adquisición de acciones propias conforme a los estatutos de la Sociedad.

Las reducciones del capital para absorber pérdidas se llevarán a cabo en forma estrictamente proporcional entre los accionistas, sin necesidad de cancelar las acciones respectivas, en virtud de que éstas carecen de valor nominal. En el caso de reducciones del capital social por reembolso a los accionistas, el reembolso se hará en forma proporcional entre estos, en el entendido de que el precio de reembolso no podrá ser inferior al valor contable de las acciones de acuerdo al último estado de posición financiera que haya sido aprobado por la Asamblea General Ordinaria.

En caso de reducción de capital social como consecuencia de que un accionista propietario de acciones representativas de la porción variable del propio capital social desee ejercitar su derecho de retirar total o parcialmente su aportación, la reducción de capital se efectuará con estricto apego a lo ordenado por los artículos doscientos veinte y doscientos veintiuno de la Ley General de Sociedades Mercantiles y además, reembolsando las acciones de que se trate al valor que resulte más bajo entre; (i) el noventa y cinco por ciento del valor de cotización en bolsa, obtenido del promedio de operaciones que se hayan efectuado durante los treinta días en que se hayan cotizado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir sus efectos; o bien, (ii) el valor en libros de las acciones de acuerdo al estado de posición financiera correspondiente al cierre de ejercicio en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas. En todo caso, el retiro parcial o total de aportaciones de un accionista deberá notificarse a la Sociedad de manera fehaciente y el pago del reembolso será exigible a la Sociedad a partir del día siguiente al de la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el estado de posición financiera correspondiente al ejercicio en el que el retiro deba surtir sus efectos.

Los titulares de acciones representativas del capital variable únicamente podrán ejercitar el derecho de retiro hasta por el monto del propio capital variable y, en ningún caso, podrá ejercerse ese derecho cuando impliquen la reducción del capital a menos del capital mínimo establecido.

De igual manera, la Asamblea General Extraordinaria podrá resolver la amortización de acciones de la Sociedad con utilidades repartibles sin disminuir el capital social, cumpliendo en este caso, lo dispuesto en el Artículo 136 de la Ley General de Sociedades Mercantiles. La amortización se llevará a cabo, a elección de la Asamblea General Extraordinaria: (1) mediante la adquisición de las acciones correspondientes en oferta pública de compra que se efectúe por conducto de una bolsa de valores, al precio y conforme al método que al efecto determine la Asamblea General Extraordinaria, la cual podrá delegar esa facultad en el Consejo de Administración, o (ii) en forma proporcional entre todos los accionistas a efecto de que, después de realizada la amortización, los accionistas mantengan los mismos porcentajes respecto del capital social que antes tenían. Las acciones amortizadas quedarán anuladas y los títulos correspondientes deberán cancelarse.

La Sociedad podrá adquirir acciones representativas de su capital social a través de las bolsas de valores en las que operen, al precio corriente en el mercado. La adquisición de acciones propias se realizará, con cargo al capital contable en tanto pertenezcan dichas acciones a la propia Sociedad o, en sus caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de Asamblea de Accionistas.

La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables por la adquisición y colocación de acciones propias.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de Tesorería a que se refiere este artículo, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente, requiera resolución de Asamblea de Accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

ARTICULO DECIMO.- La Administración de la Sociedad estará a cargo de un Consejo de Administración compuesto por un mínimo de cinco y un máximo de veinte Consejeros Propietarios, según lo decida la Asamblea de Accionistas, de los cuales al menos veinticinco por ciento de los miembros del Consejo de Administración deberán ser Consejeros Independientes. Por cada Consejero Propietario se designará a su respectivo suplente, en el entendido de que los Consejeros suplentes de aquellos Consejeros Propietarios que sean Independientes, deberán tener ese mismo carácter. Durarán en su cargo un año, pero en todo caso continuarán en funciones hasta que las personas designadas para substituirlos tomen posesión de sus cargos, podrán ser reelectos y recibirán las remuneraciones que determine la Asamblea Ordinaria de Accionistas.

Se entenderá por Consejeros Independientes, aquellas personas que seleccionadas por su experiencia, capacidad y prestigio profesional, en ningún caso sean:

1. Empleados o directivos de la Sociedad, incluyendo aquellas personas que hubieren ocupado dichos cargos durante el año inmediato anterior;
2. Accionistas que sin ser empleados o directivos de la Sociedad, tengan poder de mando sobre los directivos de la misma;
3. Socios o empleados de sociedades o asociaciones que presten servicios de asesoría o consultoría a la Sociedad o a las empresas que pertenezcan al mismo grupo económico del cual forme parte ésta, cuyos ingresos representen el diez por ciento o más de sus ingresos;
4. Clientes, proveedores, deudores, acreedores, socios, consejeros o empleados de una sociedad que sea cliente, proveedor, deudor o acreedor importante de la Sociedad. Se considera que un cliente o proveedor es importante cuando las ventas de la Sociedad representan más del diez por ciento de las ventas totales del cliente o del proveedor, respectivamente. Asimismo, se considera que un deudor o acreedor es importante cuando el importe del crédito es mayor al quince por ciento de los activos de la sociedad o de su contraparte;
5. Empleados de una fundación, asociación o sociedad civiles que reciban donativos importantes de la Sociedad. Se consideran donativos importantes a aquellos que representen más del quince por ciento del total de donativos recibidos por la institución;
6. Directores generales o directivos de alto nivel de una sociedad en cuyo consejo de administración participe el director general o un directivo de alto nivel de la Sociedad; y
7. Cónyuges o concubinarios, así como los parientes por consanguinidad, afinidad civil hasta el primer grado respecto de alguna de las personas mencionadas en los puntos 3 a 6 anteriores, o bien, hasta el tercer grado, en relación con las personas señaladas en los puntos 1 y 2 de este Artículo.

ARTICULO DECIMO PRIMERO.- El accionista o grupo de accionistas titulares de acciones que representen por lo menos el 10% del capital social, tendrá derecho a designar a un Consejero Propietario y a su respectivo suplente.

Adicionalmente, toda minoría de tenedores de acciones de voto restringido, distintas a las que prevé el artículo 113 de la Ley General de Sociedades Mercantiles, o de voto limitado a que alude dicho precepto, que represente cuando menos un diez por ciento del capital social en una o ambas series accionarias, tendrá el derecho de designar por lo menos a un consejero y su respectivo suplente. A falta de esta designación de minorías, los tenedores de dicha clase de acciones gozarán el derecho de nombrar a por lo menos dos consejeros y sus suplentes; estas designaciones, así como las substituciones y revocaciones de los consejeros, serán acordadas en Asamblea Especial.

Sólo podrá revocarse el nombramiento designado por las minorías cuando se revoque igualmente el nombramiento de todos los demás Consejeros.

ARTICULO DECIMO SEGUNDO.- El Consejo de Administración tendrá todos los derechos y obligaciones para dirigir y administrar la Sociedad, pudiendo, por lo tanto, decidir todo lo concerniente a la realización de los fines sociales, y en general, todas las facultades necesarias para desempeñar la administración que tiene conferida, y consecuentemente, podrá llevar a cabo todos los actos que directa o indirectamente se relacionen con el objeto social a cuyo efecto tendrá: I.- PODER GENERAL PARA PLEITOS Y COBRANZAS, con todas las facultades generales y aún las especiales para cuyo ejercicio se requiere poder o cláusula especial sin limitación alguna, con la amplitud del primer párrafo del Articulo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de la República Mexicana incluyendo en forma enunciativa y no limitativa, las facultades para promover y desistirse de cualquier acción, inclusive el juicio de amparo para transigir o comprometer o sujetar a juicio arbitral los derechos y acciones de la Sociedad; hacer quitas y conceder esperas, intervenir en remate como postor, articular y absolver posiciones, presentar denuncias y formular querellas por los delitos que se cometan en perjuicio directo o indirecto de la Sociedad, así como otorgar perdón, para recusar jueces, magistrados o cualquier otro funcionario, cuerpo jurisdiccional o Junta de Conciliación y Arbitraje en asuntos individuales o colectivos y, en general, representar a la Sociedad ante toda clase de autoridades y particulares. II.- PODER GENERAL PARA ACTOS DE ADMINISTRACIÓN, estando por lo tanto facultado para celebrar toda clase de convenios, contratos o cualesquiera otros actos jurídicos tanto civiles como mercantiles, administrativos o de cualquier otra naturaleza, en los términos del segundo párrafo del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil del Distrito Federal y sus correlativos de los Códigos Civiles de los Estados de República Mexicana. III.- PODER CAMBIARIO, en los términos de los Artículos 9o. y 85 de la Ley General de Títulos y Operaciones de Crédito, estando facultado por lo tanto para otorgar, aceptar, girar, suscribir, emitir, endosar, avalar y negociar, en cualquier forma toda clase de contratos o títulos de crédito a nombre de la Sociedad. IV.- PODER GENERAL PARA ACTOS DE DOMINIO, estando facultado por lo tanto para enajenar, hipotecar, dar en prenda o fideicomiso y en general disponer y gravar en cualquier forma y por cualquier título legal, los bienes de la Sociedad, tanto los que constituyan el Activo Fijo como el Circulante, con las facultades que correspondan legalmente al dueño, en los términos del tercer párrafo del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil para Distrito Federal y sus correlativos de los Estados de República Mexicana. V. Respecto de los Poderes y las facultades antes mencionadas, el Consejo de Administración podrá delegarlos y otorgar Poderes Generales o Especiales revocar los que hubiere otorgado.

Sin perjuicio de lo previsto en el presente Artículo Consejo de Administración requerirá la autorización previa la Asamblea General Ordinaria de Accionistas, para aprobar la adquisición o enajenación de acciones o el ejercicio del derecho de retiro en los siguientes supuestos:

a). Cuando el valor de adquisición de acciones de otra sociedad, por virtud de una o de varias adquisiciones simultáneas o sucesivas, exceda del 20% del capital contable, según el último estado de posición financiera de la sociedad controladora. Sin embargo no se requerirá la aprobación de Asamblea cuando se adquieran acciones o partes sociales de otras sociedades cuyas actividades sean coincidentes con las de la Sociedad.

b). Cuando el valor de enajenación de acciones de otra sociedad, por virtud de una o varias enajenaciones simultáneas o sucesivas, exceda del 20% del capital contable, según el último estado de posición financiera de la sociedad controladora. Así mismo, se requerirá igualmente la previa aprobación de la Asamblea cuando la enajenación de las acciones implique, por virtud de una o de varias operaciones simultáneas o sucesivas, la pérdida del control de la sociedad emisora de las acciones, cuyas actividades sean coincidentes con las de la Sociedad.

c). Cuando el ejercicio del derecho de retiro represente, por virtud de uno o varios actos simultáneos o sucesivos, el reembolso de acciones cuyo valor exceda del 20% del capital contable, según el último estado de posición financiera de la sociedad controladora.

También se requerirá la previa aprobación de la Asamblea cuando el retiro implique, por virtud de uno o varios actos simultáneos o sucesivos, la pérdida del control de la sociedad emisora de las acciones cuyas actividades sean coincidentes con las de esta Sociedad.

Sin perjuicio de las autorizaciones de la Asamblea de Accionistas, será facultad indelegable del Consejo de Administración, aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del diez por ciento o más del activo de la Sociedad; el otorgamiento de garantías por un monto superior al treinta por ciento de los activos de la Sociedad, así como operaciones distintas de las anteriores que representen más del uno por ciento del activo de la Sociedad.

Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles.

Los accionistas que representen cuando menos el quince por ciento del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el Artículo 163 de la Ley General de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los Comisarios e integrantes del Comité de Auditoría.

ARTICULO DECIMO CUARTO.- El Consejo de Administración deberá reunirse por lo menos una vez cada tres meses. El Presidente del Consejo de Administración, al menos el veinticinco por ciento de los Consejeros o cualquiera de los Comisarios de la Sociedad, podrá convocar a una sesión de Consejo de Administración.

Para que las sesiones del Consejo de Administración y sus resoluciones sean válidas se requerirá la asistencia de la mayoría de sus miembros. Las sesiones del Consejo serán presididas por el Presidente. Si el Presidente no asiste a la sesión ésta será presidida por el Consejero que designen los demás miembros de este órgano social por mayoría; actuará como Secretario el titular; en caso de ausencia lo substituirá la persona que designen los Consejeros por mayoría de votos. Las resoluciones tomadas fuera de sesión de Consejo, por unanimidad de sus miembros tendrán, para todos los efectos legales, la misma validez que si hubieran sido adoptadas en sesión de Consejo, siempre que se confirmen por escrito.

ARTICULO DECIMO QUINTO.- El Consejo de Administración tomará sus resoluciones por mayoría de votos de los miembros presentes. Corresponderá en exclusiva al Consejo de Administración determinar el sentido en que deberán ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Generales Ordinarias y Extraordinarias de las sociedades en que sea titular de la mayoría de las acciones. Se requerirá el voto favorable de la mayoría de los Consejeros para resolver sobre la designación de las personas que representen a la Sociedad en aquellas sociedades en las que sea accionista, así como para determinar la forma en que se ejercitarán los derechos correspondientes de la Sociedad. El Presidente del Consejo de Administración tendrá voto de calidad en caso de empate. Las actas de cada sesión de Consejo se registrarán en el Libro respectivo y serán firmadas por el Presidente y el Secretario. También firmará las actas, si lo desea, el Comisario que asistiere a la sesión.

ARTICULO DECIMO SEXTO.- La Sociedad constituirá un Comité de Auditoría, el cual se integrará con Consejeros, de los cuales el presidente y la mayoría de ellos deberán ser Independientes y contará con la presencia del Comisario o Comisarios de la Sociedad, quienes asistirán en calidad de invitados con derecho a voz y sin voto.

Los miembros del Comité de Auditoría serán designados por la Asamblea Ordinaria de Accionistas; durarán en su cargo un año, pero continuarán en funciones hasta que los sustitutos tomen posesión de sus cargos, y recibirán los emolumentos que decida la Asamblea de Accionistas.

El Comité de Auditoría tendrá, entre otras, las siguientes funciones: (a) elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; (b) opinar sobre transacciones que se aparten del giro ordinario de negocios de la Sociedad y que se pretendan celebrar entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (c) proponer la contratación de especialistas independientes en los casos que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones con personas relacionadas señaladas en el inciso anterior; (d) recomendar a la Sociedad los candidatos para auditores externos de la empresa, así como las condiciones en que serán contratados; (e) auxiliar al Consejo de Administración mediante la revisión de la información financiera de la Sociedad y su proceso de emisión; (f) contribuir en la definición de los lineamientos generales del sistema de control interno de la Sociedad y evaluar su efectividad, así como coordinar y evaluar los programas anuales de auditoria interna y las actividades desarrolladas por los auditores internos y externos de la Sociedad, así como las de los Comisarios; y (g) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que esta sujeta, informando al respecto al Consejo de Administración.

El Consejo de Administración deberá presentar a la Asamblea de Accionistas el reporte del Comité de Auditoría.

ARTICULO DECIMO OCTAVO.- La vigilancia de la Sociedad estará a cargo de uno o más Comisarios y los suplentes que determine la Asamblea General Ordinaria de Accionistas. Los Comisarios y sus respectivos suplentes podrán o no ser accionistas de la Sociedad, con la salvedad establecida en el Artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles, serán designados y destituidos libremente por los accionistas en Asamblea General Ordinaria y percibirán los emolumentos determinados por los accionistas en Asamblea General Ordinaria.

Los titulares de acciones con o sin derecho a voto que representen cuando menos un diez por ciento del capital social podrán designar un Comisario.

El Comisario o los Comisarios tendrán las facultades y obligaciones contenidas en la Ley General de Sociedades Mercantiles. La vacante temporal o permanente del puesto de Comisario Propietario, será cubierta por el Comisario Suplente, si lo hubiere, y en su ausencia, el Consejo de Administración, dentro del plazo de diez días, convocará a una Asamblea General Ordinaria de Accionistas, misma que tratará sobre la elección de los nuevos Comisarios Propietario y Suplente.

ARTICULO VIGESIMO.- Los Comisarios deberán ser convocados a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad. Asimismo, los Comisarios tendrán las atribuciones y obligaciones enumeradas en el Artículo ciento sesenta y seis de la Ley General de Sociedades Mercantiles.

ARTICULO VIGESIMO TERCERO.- Las Convocatorias para Asambleas Generales de Accionistas deberán ser hechas por el Consejo de Administración o por los Comisarios. Sin embargo, accionistas que representen por lo menos el diez por ciento del capital social podrán pedir por escrito en cualquier momento que el Consejo o los Comisarios convoquen a una Asamblea General de Accionistas para discutir los asuntos que especifique en su solicitud. Cualquier accionista dueño de una acción tendrá el mismo derecho en cualquiera de los casos a que se refiere el Artículo ciento ochenta y cinco de la Ley General de Sociedades Mercantiles. Si el Consejo de Administración o los Comisarios no hicieren la convocatoria dentro de los quince días siguientes a la fecha de la solicitud, un Juez de lo Civil o de Distrito del domicilio de la Sociedad la hará a petición de cualquiera de los interesados, quienes deberán exhibir sus acciones con ese objeto.

ARTICULO VIGESIMO SEXTO.- Los accionistas podrán ser representados en las Asambleas por la persona o personas que designaren mediante carta poder otorgada en formularios elaborados por la propia Sociedad, que reúnan los requisitos siguientes: 1. Señalar de manera notoria la denominación de la Sociedad, así como la respectiva Orden del Día, no pudiendo incluirse bajo el rubro de asuntos generales los puntos a que se refieren los Artículos 181 y 182 de la Ley General de Sociedades Mercantiles, y 2. Contener espacio para las instrucciones que señale el otorgante para el ejercicio del poder.

El secretario del Consejo de Administración deberá cerciorarse de la observancia de lo dispuesto en este artículo e informar sobre ello a la Asamblea de Accionistas, lo que se hará constar en el acta respectiva.

ARTICULO TRIGESIMO PRIMERO.- Si en las Asambleas no estuviese representado el número de acciones estipulado en los artículos anteriores, en la fecha fijada en la primera convocatoria ésta se repetirá y la Asamblea decidirá sobre los puntos contenidos en la Orden del Día cualquiera que sea el número de Acciones representado en caso de que se trate de una Asamblea Ordinaria. Si la Asamblea fuere Extraordinaria se requerirá en todo caso el voto favorable de las Acciones que representen cuando menos el cincuenta por ciento del capital social.

Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que reúnan cuando menos el diez por ciento de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el artículo 199 de la Ley General de Sociedades Mercantiles. Cuando reúnan al menos el veinte por ciento del capital social, dichos accionistas podrán oponerse judicialmente a las resoluciones de las Asambleas Generales, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del artículo 201 de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el artículo 202 de la citada Ley.

GRUMA, S.A. DE C.V.

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS, CELEBRADA EL DIA 30 DE ABRIL DEL 2002 A LAS 17:00 HRS. EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN REFORMA NÚMERO 359, COLONIA CUAUHTÉMOC, MÉXICO, D.F.

No. TARJETA ENTRADA	ACCIONISTAS	ACCIONES SERIE "B" CLASE I	TOTAL (POR TARJETA)	FIRMA
1	**LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA Y/O CARLOS LOZANO TAMEZ APODERADOS DE INTERACCIONES CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO INTERACCIONES, EN REPRESENTACIÓN DE:**			
	GRACIELA GONZÁLEZ DE HANK	3´542,948		
	LAURA ZOLEZZI DE TORRES	40,000		
	LUIS ROBERTO TREVIÑO GUAJARDO	6,774		
	RICARDO TORRES VILLARREAL	5,000		
	JUAN ANTONIO DE J. GONZÁLEZ MORENO	5´141,488		
	CARLOS HANK RHON	4´000,000	12´736,210	[signature]

289

2	**LIC. FABIOLA MOLINA DEL VALLE Y/O LIC. ROGELIO SÁNCHEZ GARCÍA Y/O LIC. VALENTÍN PARRA ARÉVALO Y/O ING. ROGELIO SÁNCHEZ MARTÍNEZ Y/O LIC. JORGE SÁNCHEZ GONZÁLEZ, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, EN REPRESENTACIÓN DE:**	
	ELIAS DAYAN HARARI	10,167
	FRANCISCO JAIME ARCEO TENA	143
	SUSANA VULFOVICH GOTTLEB	134,773
	MIRIAM KATZ BERCOVITCH	11,716
	MARIO FASTAG CWIKIEL	23,182
	MIGUEL BENBASSAT PALACCI	20,672
	DINA LIFSHITZ WULFOVICH	9,272
	ANAT SLOMIANSKI DE NURKO	54,366
	ISAAC BETESH ESHKENAZI	56,675
	OLGA LEVY COHEN DE BETESH	3,325
	JACOBO LIFSHITZ SHUMSKI	4,637
	GABRIEL BETESH LEVY	40,000
	ELIAS LIFSHITZ SHUMSKI	3,101
	ARIE SLOMIANSKI ELTERMAN	2,033
	EMMA MAYA ANTOKOLSKY DE BIELAZ	2,067
	JACOBO FREIMAN OLBRISH	5,471
	MARIA DE LOURDES CASTILLO DE RIVAS	20
	FIMA LIFSHITZ	13,167
	RAUL TAWIL ABADI	10,000
	ANA OLIVENSKY ORTENBERG	2,318
	BANCO MERCANTIL DEL NTE.COMO FID EN EL FID. #359-6608 PRIM	3,662,000
	BASA VULFOVICH DE BENBASSAT	7,797
	ADOLFO BERMAN EPELBAUM	1

290

BANCO MERCANTIL DEL NORTE COMO FID. EN EL FID. 358-6607 P. ANT	31,616
ROBERTO GONZALEZ BARRERA	17,572,289
YATEMEX	1
ROMAN MARTINEZ MENDEZ	35,000
ROMAN DAZA LEON	457
AMBROSIO QUIROGA GARZA	2,424
HUGO JAIME PEREZ HINOJOSA	2,505
NARESH KUMAR NAKRA	39
EZEQUIEL DE JESUS MONTEMAYOR GUTIERREZ	17,508
JOEL SUAREZ ALDANA	9,224
THOMAS CLAUDE BRUNNER	343
EBERHARD MUELLER LOBECK	12,317
JUAN ANTONIO QUIROGA GARCIA	2,588
FELIPE ANTONIO RUBIO	324
DAVID FEINBERG	4,846
MICHAEL W. KNAPIK	2,259
JOSE ALFONSO CEBREROS MURILLO	17,397
JULIETA AGUILAR DURON	2,109
RICARDO ESCOBIO PEREZ	4,517
JONATHAN SLOMIANSKI LEVY	2,319
MARIA GUADALUPE DEL ROBLE DE TARNAVA DE RUIZ	30,000
JOSE GUSTAVO MENDEZ COTERA	1,089
ROBERTO GALANTE TOTAH	40,000
SAMUEL SYRQUIN SHAPIRO	68,809
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	374,000
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	550,000
MIRIAM KATZ BERCOVITCH	1,054
JACK SHAPIRO Y WEINSTOCK	12
SALOMON LEVY NADJARI	8,067
HECTOR GARZA RODRIGUEZ	13,962

391

BANCO MERCANTIL DEL NORTE FID 392-6641 PLAN INCENTIVO EMPLEA	4,392,315
EDUARDO MC KULA ROMERO	84
CASA DE BOLSA BANORTE S.A. DE C.V. (FONDO DE PENSIONES)	89,200
EUGENIO CLARIOND GARZA	20,000
RICHARD ALFRED ROMAIN	4,000
ROGELIO SANCHEZ MARTINEZ	329
BANCO DEL CENTRO, S.A. POR CTA. DEL FID. 2461-6	3,000
RICARDO TORRES VILLARREAL	30,667
JAVIER TORRES VILLARREAL	50,000
OSCAR EDUARDO ROJAS VERGARA	643
JOSE LUIS DAVILA MOLINA	247
LEONEL GARZA RAMIREZ	12,317
RODOLFO ELIZALDE LUNA	330
HANS BUCHER CHEVEZ	324
HOMERO HUERTA MORENO	330
FIDEICOMISO 392-6641 B.M.N. PLAN DE INCENTIVOS DE EMPLEADOS	1,544,896
STEVEN WAYNE BRUNNER	324
GUILLERMO ARTURO BOLA·OS OTERO	329
JOSE EFRAIN GARZA HINOJOSA	649
GABRIEL GUTIERREZ HEREDIA	243
ELIAS GIL CRUZ	243
C.B. BANORTE C/FIDUCIARIO FSO. 112/98	417,750
ROBERT DAVID SOLANO	243
GONZALO GARCIA MENDEZ	324
JOSE LUIS GARZA GARZA	166
JOSE SALVADOR MORENO HERNANDEZ	243
FRANCISCO ARROYO LIRA	324
CARLOS RUBEN ALDAPE MORALES	163
RONALD LEE ANDERSON	243
ROBERTO SANDOVAL INFANTE	247

292

BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	1,540,115
CARLOS OCTAVIO SANCHEZ ARJONA	324
HUMBERTO BRANDI ESCAMILLA	247
RONALD DEE OGAN	324
DAVID HARRISON WATTS	324
FRANK G HERRERA	324
RAMIRO MARTINEZ GUERRA	324
RAUL CAVAZOS MORALES	324
RAFAEL QUINTANILLA SEPULVEDA	243
SERGIO EDUARDO MONTEMAYOR	324
JOEL ERASMO GARCIA SOTO	163
ANTONIO CANTU GARCIA	324
PATRICIO JOSE RODRIGUEZ VALDES	2,033
SERGIO TORRES VILLARREAL	20,000
FONDO DE PENSIONES Y JUBILACIONES DEL PERSONAL DE BANCEN	300,000
C.B. BANORTE C/FIDUCIARIO FSO. 135/99	20,071,579
BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	4,432,544
CESAR ALEJANDRO JIMENEZ CARRASCO	1,034
BANCO MERCANTIL DEL NORTE, S.A., ACTUANDO COMO FIDUCIARIO EN	5,632,341
VICTOR MONTA·EZ MORFIN	68,000
IGNACIO ADOLFO MARTINEZ ALANIS	45
JUAN DIEZ-CANEDO RUIZ	30,682
FRANCISCO SUAREZ DAVILA	5,083

61´560,852

293

3	**LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BBVA BANCOMER, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACIÓN DE:**		
	DON ROBERTO GONZÁLEZ BARRERA	35´000,000	35´000,000
4	**ELIZABETH BARRERA AGUILAR Y/O CARLOS PÉREZALONSO EGUÍA Y/O RAMÓN CAMPOS HERNÁNDEZ Y/O RODRIGO GABRIEL JIMÉNEZ SANTOS Y/O JOSÉ ANGEL MONTAÑO GUTIÉRREZ Y/O CARLOS A. SAMANO CABALLERO, APODERADOS DE BBVA BANCOMER, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACIÓN DE:**		
	BANCOMER S.A. (ITESM ALUMNOS)	12,500	
	JESÚS HERNÁNDEZ BARRERA	64,500	
	TORIBIO JUAN MIRANDA GARCÍA	21,167	
	BLANCA ANGÉLICA BAUTISTA CANTÚ	45	
	VALERIA HERNÁNDEZ DE JASSO	45	
	EMILIO GONZÁLEZ LORDA	22,367	
	PEDRO FERNÁNDFEZ SALIDO	51	
	ANTONIO ADOLFO RUFO URIBE	33	
	MARTHA PATRICIA URIBE DE RUFFO	2,033	
	SERGIO GUZMÁN BARRERA	21,452	
	ROLANDO CUEVA BARRERA	30,754	
	ROGELIO CUEVA BARRERA	30,754	

394

CECILIA GUADALUPE HERNÁNDEZ BARRERA	14,000	
ROLANDO CUEVA BARRERA	71,407	
ROGELIO CUEVA BARRERA	71,407	
MARÍA TERESA BARRERA VILLARREAL	70,500	
ROBERTO GUZMÁN BARRERA	25,518	
SAMUEL SALINAS SUÁREZ DEL REAL	2,067	
JESÚS MANUEL TENOCH GONZÁLEZ MARTÍNEZ	67	
MGTCO NY BRUSSELS OF AS OF EUROCLEAR	202,328	
EL DEBATE DE CULIACÁN, S.A.	236	
FIDEIN	4,800	
		668,031

295

5	**ALTAGRACIA GUTIÉRREZ GARCÍA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIÉRREZ MEDINA Y/O JUAN MERLOS ESTRADA Y/O RICARDO VELÁSQUEZ LÓPEZ Y/O ALFONSO RAMOS SANDOVAL Y/O ANA MARÍA MIRELES TORRES Y/O ANA PAULA SUÁREZ COVIAN Y/O ANGEL HERNÁNDEZ SALAZAR Y/O ANTONIO GUADARRAMA RODRÍGUEZ Y/O CECILIA DEL CASTILLO SOLTERO Y/O CLAUDIA MEDINA RUIZ Y/O EDUARDO ESTRADA LÓPEZ Y/O ERNESTO ROSALES CARVAJAL Y/O STEPHAAN PEETERS NOLLET Y/O FERNANDA PALOMAR NAUALART Y/O LUIS FELIPE VALLARINO MEDINA Y/O MANUEL ZAPATA RAMÍREZ Y/O OMAR SAAVEDRA SÁNCHEZ Y/O OMAR YABIB TABOADA Y/O RAFAEL PABLO URQUÍA Y/O TARIK RAMÍREZ FUENTES Y/O JUAN MANUEL MARQUEZ RODRÍGUEZ, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BANAMEX-ACCIVAL, EN REPRESENTACIÓN DE:**	
	JUAN DAVID MICHEL	14,500
	MAX PIERRE DAVID MICHEL	36,500
	MAX MICHEL SUBERVILLE	49,000
	MAGDALENA MICHEL DE DAVID	36,500
	RENEE MICHEL DE GUICHARD	36,500
	OCTAVIO LÓPEZ CHÁVEZ	5
	LUIS PENICHE NEGRÓN	2,109
	TORIBIO MIRANDA GARCÍA	100,000
	SHING MON WONG KAM	3,162
	ANTONIO HEMUDA DEBS	67
	EULALIO GONZÁLEZ RAMÍREZ	2,067
	GUADALUPE DE GARZA FLORES	3,083

296

GILBERTO LUIS GUAJARDO DEL BOSQUE	5
CARLOS NIETO IRIGOYEN	1,055
ANTONIO MARRODAN VERGARA	40,000
JUAN MANUEL CAMARENA PADRES	2,109
GABINO DE LA CRUZ HERRERA	2,067
ROGELIO MORENO VILLAL	2,109
NOÉ MARTÍNEZ LÓPEZ	6,325
CÉSAR ANTONIO ARIAS DE LA CANAL	15
MARCO A. CORRAL VALDEZ	68
ISABEL BETETA DE COU	11,597
RIGOBERTO AGUSTÍN LARIOS CERVANTES	67
JORGE SÁNCHEZ GRANADOS	2,109
LEONOR URIBE CALLEROS	6,325
JOSÉ AMANCIO ORTIZ LÓPEZ	37
PATRICIA MEZA DE VERDUGO	4,135
ARTURO RAMÍREZ PRIETO	2,109
CARLOS ALBERTO ALMEIDA HERRERA	162
MARTHA I. FERRARA RIVERO DE LOZANO	100
JOSÉ ANTONIO ENRÍQUEZ ROMERO	1,055
ENRIQUE WONG CHIO	1,055
SERGIO HÉCTOR PÉREZ MENDOZA	20
RICARDO SEGURA ENRÍQUEZ	235
HELIODORO HERRERA ACUÑA	160,000
ISMAEL JESÚS ALVARADO FARAH	10,542
LUZ AGUILERA DE STERLING	6,202
JAIME SAMPRIETO CLARACO	1,055
LEONARDO CORTES ORELLANA	67
MARÍA GÓMEZ MORALES	55
JESÚS VEGA ARRIAGA	9
ADRAIÁN VERDEJO SÁNCHEZ	3,162
LEOPOLDO MAGAÑA ZAVALA	8,435
ISAAC MARTÍN GONZÁLEZ	14,470

297

MARÍA TERESA SÁNCHEZ DE HUIZAR	17	
ANA MARÍA CÁRDENAS VDA. DE GARGARI	26,358	
ANA PATRICIA GARGARI CÁRDENAS	6,325	
MA. EUGENIA GARGARI CÁRDENAS	13,706	
CONCEPCIÓN GARGARI DE CÁRDENAS	13,706	
NORMA GARGARI CÁRDENAS	6,325	
JESÚS AVELLANEDA CHÁVEZ	1,055	
REBERCA OLIVA OCAMPO DE VONLANTHEN	4,017	
HÉCTOR ESPÍN SALGADO	25	
VIRGINIA ESPÍN SALGADO	124	
ISIDRA ESPÍN ABURTO	6,325	
FERNANDO SALVADOR ESPÍN SALGADO	202	
RICARDO MALAGON Y BAZ	80,000	
CARLOS ENRIQUE MALAGÓN Y DE PARRES	4,105	
ROGER GABRIEL ROUX GARCÍA	41	
ROBERT S. SHELDON	100	
MA. TERESA PÉREZ SANJURJO	11,070	
MARICELA PEON SID DE SEIJO	2,109	
OCTAVIO LÓPEZ CHÁVEZ	17	
MAYRA ADELA GONZÁLEZ MORENO	639,400	
ESTHER GUADALUPE CUEVA GARZA	15,250	
CECILIA CAMOU CAMOU	5,272	
BANAMEX DIVISIÓN FIDUCIARIA	32,931	
		1´438,729

6	**LICS. ROGELIO SÁNCHEZ GARCÍA Y/O VALENTÍN PARRA ARÉVALO Y/O CARLOS LOZANO TAMEZ, APODERADOS DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACIÓN DE:**		
	ALEJANDRO HERRERA DE LA ROSA	422	
	LIBERTAD HERNÁNDEZ PANGAS	1,017	
	GRISELDA GUADALUPE CARRILLLO ENRIQUE	50	
	DANIEL F. RODRÍGUEZ RODRÍGUEZ	5,083	
	SIMÓN FEDMAN ENVABNY	13,300	
	MANUEL GONZÁLEZ CHAPA	1,000	
	EDUARDO ALBERTO ALVARADO FLORES	7,000	27,872
7	**LIC. GASPAR QUIJANO, APODERADO DE VECTOR CASA DE BOLSA, S.A. DE C.V., EN REPRESENTACIÓN DE:**		
	ERNESTO MOYA PEDROLA	5,000	
	OFELIA DEL CARMEN NIEVES LLITERAS DE GONZÁLEZ	242,117	
	DANIA STELLA O´NEIL GÓMEZ	11,000	
	JUAN MANUEL LÓPEZ ROMÁN	10,000	
	MARÍA ELIZA VALENZUELA CADENA	13,000	
	MARÍA JOSÉ GÓMEZ GARCÍA DE FONSECA	15,000	
	ERNESTO SANTOS ZAMBRANO	30,000	
	GUSTAVO ARIZA RIVERO	1,054	
	MARIANELA MOGOLLON ABAD	4,067	
	JOSÉ FRANCISCO JIMÉNEZ ORTIZ	4,067	
	RAFAEL ÁNGEL GARCÍA GRANADOS	15,250	
	XAVIER PALACIOS MACEDO LLACA	101,667	

299

JOHN WILLIAM FREUDENTHALER MILLER	12,083
EMILIO VEGA LÓPEZ DE LLERGO	2,129
JOSÉ MANUEL GONZÁLEZ DÍAZ	1,000
SARA GLAFIRA QUINTERO DE DÁVILA	33,670
ROBERTO VÁZQUEZ CÁRDENAS	100
ARTURO JERÓNIMO BENAVIDES CANTÚ	10,000
ALICIA LOBERÍA PÉREZ	2,000
PATRICIO ORLANDO FERRARA DE LA MAZA	4,067
ROSA ELIA BARRERA VILLARREAL DE GUZMÁN	6,000
ENRIQUE ALEJANDRO ZEPEDA BUSTOS	5,000
FERNANDO GRACIA SEPÚLVEDA	83
JAVIER VÉLEZ BAUTISTA	56
INMOBILIRIA VALLE DE COLORINES, S.A. DE C.V.	60,000
BERTHA GONZÁLEZ MORENO	3´000,849
BERTHA GONZÁLEZ MORENO	4,000
BERTHA GONZÁLEZ MORENO	2,000
BERTHA GONZÁLEZ MORENO	4,000
JAIME MARCELO BENAVIDES VILLARREAL	4,427
ELOY CAVAZOS RAMÍREZ	15,250
RUBÉN SÁENZ SALDAÑA	20,000
TANIA ASSAD CAVAZOS	3,000
LETICIA MARÍA GONZÁLEZ MONETA	13,000
FERNANDO DE LA GARZA GONZÁLEZ	167
HERNÁN GONZÁLEZ MONETA	4,000
ROBERTO DE LA GARZA TAMEZ	20,000
EUGENIO FERNANDO SADA HERNÁNDEZ	2,033
LAURO MARTÍNEZ GARCÍA	277

300

	JOSÉ LUIS BARRAGÁN VILLARREAL	222	
	MARIANA PAULA RICHARDSON DE MAFFEI	3,000	
	ALEJANDRO TREVIÑO SALINAS	4,800	
	SILVIA MÓNICA CÓRDOVA DÍAZ	1,000	
	ASTRID MATAR SLIM	1,000	
	JOSÉ NOEL EFRAÍN MUÑOZ PADILLA	1,000	
	MARÍA ISABEL MARTÍNEZ CABAÑAS	1,000	
	ETHA PASQUEL CASANUEVA	1,000	
	ETZADE ALEJANDRA MARQUEZ DEL RÍO	1,000	
	LEOBARDO CÉSAR VALES DE LA FUENTE	10,000	
	MARGARITA DE LA FUENTE OLIVER	10,000	
			3´714,435
8	**ELIZABETH BARRERA AGUILAR Y/O CARLOS PÉREZALONSO EGUÍA Y/O RAMÓN CAMPOS HERNÁNDEZ Y/O RODRIGO GABRIEL JIMÉNEZ SANTOS Y/O JOSÉ ÁNGEL MONTAÑO GUTIÉRREZ Y/O CARLOS A. SAMANO CABALLERO, APODERADOS DE CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, EN REPRESENTACIÓN DE:**		
	FOBUR, S.A. DE C.V.	100	
	JESÚS FRANCISCO GARZA REYNA	4,134	
	MÓNICA MARTÍNEZ DE RICHARDSON	40,000	
	ZONIA GARZA T. GONZÁLEZ	40,000	
	FRANCISCO MLAWER WYSZYNSKI	25,000	
	ARMANDO ESPONDA RODRÍGUEZ	40	

301

	FDO. DEL MERCADO PARA LA MEDIANA EMPRESA BANCOMER GFBV	15,000	
	SILVIA SÁNCHEZ ESPINOZA	8,269	
	MARÍA DEL PILAR ELIZALDE ECHENIQUE	1,033	
	ROCIO SARMIENTO LÓPEZ	35	
	MARÍA ALBINA BENAVIDES VALDÉS	101	
			133,712 ______________________
9	**ALTAGRACIA GUTIÉRREZ GARCÍA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIÉRREZ MEDINA Y/O JUAN MERLOS ESTRADA Y/O RICARDO VELÁSQUEZ LÓPEZ Y/O ALFONSO RAMOS SANDOVAL Y/O ANA MARÍA MIRELES TORRES Y/O ANA PAULA SUÁREZ COVIAN Y/O ANGEL HERNÁNDEZ SALAZAR Y/O ANTONIO GUADARRAMA RODRÍGUEZ Y/O CECILIA DEL CASTILLO SOLTERO Y/O CLAUDIA MEDINA RUIZ Y/O EDUARDO ESTRADA LÓPEZ Y/O ERNESTO ROSALES CARVAJAL Y/O STEPHAAN PEETERS NOLLET Y/O FERNANDA PALOMAR NAUALART Y/O LUIS FELIPE VALLARINO MEDINA Y/O MANUEL ZAPATA RAMÍREZ Y/O OMAR SAAVEDRA SÁNCHEZ Y/O OMAR YABIB TABOADA Y/O RAFAEL PABLO URQUÍA Y/O TARIK RAMÍREZ FUENTES Y/O JUAN MANUEL MARQUEZ RODRÍGUEZ, APODERADOS DE CITIBANK MÉXICO, S.A., GRUPO FINANCIERO CITIBANK (AHORA BANCO NACIONAL DE MÉXICO), EN REPRESENTACIÓN DE:**		
	CITIBANK NEW YORK - ADR DEPT.	2,400	
	CIBC WORLD MARKETS CORP	8,060	

302

SMITH BARNEY INC	13
UBS PAINE WEBBER INC	44,014
CITIBANK LUXEMBOURG	1,361
BEAR STEARNS AND CO. INC.	4,533,051
STATE STREET BANK AND TRUST CO.	1
PERSHING DIVISION OF DONALDSON	63,031
CITIBANK LONDON	2
DEAN WITTER REYNOLDS INC.	4
MERRILL LYNCH PIERCE FENNER SMITH	134,910
JP MORGAN WHITEFRIARS, INC.	4,500,700
JP MORGAN GT CORP	4,000,000
UBS AG LONDON	13,900,000
CITIBANK DUBLIN GENERAL DEPOT	1
U.S. CLEARING CORP.	8
CITIBANK NEW YORK - ADR DEPT.	72,808,139
BEAR STEARNS AND CO. INC.	108,325
STATE STREET BANK AND TRUST CO.	1
BROWN BROTHERS HARRIMAN AND CO.	135,800
LEHMAN BROTHERS INC	105,462
BNY CLEARING SERVICES LLC	18,000
CBNY GLOBAL CUSTODY-SECORE BR910	90,406
CBNY GLOBAL CUSTODY-SECORE BR910	138,000
CBNY GLOBAL CUSTODY-SECORE BR910	517,950
THE BONY AS CUST OR TR F T BONY LO	11
HSBC PLC BK LO RE CLTS NON TREATY	6,326
THE BONY AS CUST OR TR F T BONY LO	1
THE BONY AS CUST OR TR F T BONY LO	3

303

	ARNHOLD/AND/S BLEICHROEDER INC MA	5	
	ARNHOLD/AND/S BLEICHROEDER INC MA	1,033	
	CREDIT SUISSE FIRST BOSTON	2	
	THE NORTHERN TRUST CPY AVFC TREATY	7	
			101,117,027
10	**SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., EN REPRESENTACIÓN DE:** BANCO NACIONAL DE MÉXICO, S.A. (DIVISIÓN FIDUCIARIA)	5´923,567	5´923´567
11	**SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., EN REPRESENTACIÓN DE:** BANCO NACIONAL DE MÉXICO, S.A. (DIVISIÓN FIDUCIARIA)	54´592,357	54´592,357
12	**SALVADOR VARGAS GUAJARDO Y/O ROGELIO SÁNCHEZ GARCÍA, APODERADOS DE BANCO NACIONAL DE MÉXICO, S.A., EN REPRESENTACIÓN DE:** BANCO NACIONAL DE MÉXICO, S.A. (DIVISIÓN FIDUCIARIA)	44´849,662	44´849,662

304

13	LIC. SALVADOR VARGAS GUAJARDO Y/O DR. EDUARDO LIVAS CANTÚ, EN REPRESENTACIÓN DE: ADM-BIOPRODUCTOS, S.A. DE C.V.	2,630,716	2,630,716	
14	LIC. SALVADOR VARGAS GUAJARDO Y/O DR. EDUARDO LIVAS CANTÚ, EN REPRESENTACIÓN DE: ARCHERS-DANIELS-MIDLAND COMPANY	103,704,353	103,704,353	

LOS SUSCRITOS NOMBRADOS ESCRUTADORES **CERTIFICAMOS:** QUE SE ENCUENTRAN REPRESENTADAS ________ (________________________________) ACCIONES ORDINARIAS, NOMINATIVAS, SIN EXPRESION DE VALOR NOMINAL Y CON DERECHO A VOTO, QUE CONSTITUYEN EL ________% (________________________) DEL CAPITAL SOCIAL.

México, Distrito Federal a 30 de Abril del 2002.

LIC. VALENTÍN PARRA ARÉVALO
Escrutador

LIC. CARLOS LOZANO TAMEZ
Escrutador

305

S.D. INDEVAL S.A. de C.V.

GRUMA

CON FUNDAMENTO EN LO QUE DISPONE LA LEY DEL MERCADO DE VALORES Y EN USO DE LAS FACULTADES QUE EL ART. 78 DE LA MENCIONADA LEY CONCEDE A S.D. INDEVAL, S.A. DE C.V. SE HACE CONSTAR QUE, EN LAS BOVEDAS DE ESTA INSTITUCION EXISTEN AL DIA 22 DE ABRIL DE 2002 , ACCIONES SERIE B NOMINATIVAS DE GRUMA, S. A. DE C. V.

QUE CORRESPONDEN A LOS CLIENTES QUE A CONTINUACION SE RELACIONAN EN LA PROPORCION QUE SE INDICA:

CLIENTE	NUMERO DI ACCIONES	CUENTA
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	61,992,429	TERCEROS
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE	19,129	TERCEROS
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. CASA DE BOLSA	1,085,466	TERCEROS
BURSAMEX S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO DEL SURESTE	102,074	TERCEROS
IXE CASA DE BOLSA, S. A. DE C. V. IXE GRUPO FINANCIERO	1,006,030	TERCEROS
IXE CASA DE BOLSA, S. A. DE C. V. IXE GRUPO FINANCIERO	18,000	TERCEROS
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT	332,204	TERCEROS
VALORES MEXICANOS, CASA DE BOLSA, S. A. DE C.V.	2,176,272	TERCEROS
MONEX CASA DE BOLSA, S.A. DE C.V.	132,203	TERCEROS
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO	20,346	TERCEROS
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA GRUPO GBM ATLANTICO	2,153	TERCEROS
VALUE, S. A. DE C. V. CASA DE BOLSA GRUPO FINANCIERO FINA VALUE	94,148	TERCEROS
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES	12,736,210	TERCEROS

S.D. INDEVAL S.A. de C.V.

CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	120,734	TERCEROS
CASA DE BOLSA ARKA,S.A. DE C.V. ARKA GRUPO FINANCIERO	2,500	TERCEROS
INVERSORA BURSATIL, S. A. DE C. V. .CASA DE BOLSA GRUPO FINANCIERO INBURSA	68,083	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	126,612	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	15,000	TERCEROS
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	100	TERCEROS
VECTOR CASA DE BOLSA, S.A. DE C.V.	3,714,435	TERCEROS
VECTOR CASA DE BOLSA, S.A. DE C.V.	1,002,666	TERCEROS
CASA DE BOLSA BITAL, S. A. DE C. V. GRUPO FINANCIERO BITAL	134	TERCEROS
FINAMEX CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO FINAMEX	20,000	TERCEROS
FINAMEX CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO FINAMEX	66	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	8,863,388	TERCEROS
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	7,460,000	PROPIA
INVEX CASA DE BOLSA, S.A. DE C.V. INVEX GRUPO FINANCIERO	965,000	TERCEROS
ING BARING (MEXICO) S.A. DE C.V. CASA DE BOLSA, ING BARING GRUPO FINANCIERO (MEXICO), S.A. DE C.V.	162	TERCEROS
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	12,651	TERCEROS
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	8	PROPIA
CASA DE BOLSA SANTANDER SEFIN,S.A. DE C.V. GRUPO FINANCIERO SANTANDER SERFIN	2,028	TERCEROS
BANCO UNION,S.A., INSTITUCION DE BANCA MULTIPLE	20,324	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	35,465,703	TERCEROS
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	202,328	TERCEROS
BANCO MERCANTIL DEL NORTE, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANORTE	103,468	TERCEROS

S.D. INDEVAL S.A. de C.V.

BANCO SANTANDER MEXICANO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO SANTANDER SERFIN	371,453	TERCEROS
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	48,277,221	TERCEROS
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL	11,170	TERCEROS
BANCO J.P. MORGAN, S.A., INSTITUCION DE BANCA MULTIPLE, J.P. MORGAN GRUPO FINANCIERO	33	TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	108,325	TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	72,810,539	TERCEROS
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK	28,198,163	TERCEROS
	285,698,959	

EN VIRTUD DE LO CUAL SE ENTREGARON A LOS CLIENTES ANTERIORMENTE CITADOS CONSTANCIAS QUE ACREDITAN SU TENENCIA CON OBJETO DE QUE PUEDAN EJERCITAR SUS DERECHOS DE ASISTENCIA A LA ASAMBLEA --------- E X T R A O R D I N A R I A --------- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

DICHAS CONSTANCIAS DEBERAN SER COMPLEMENTADAS CON UN LISTADO DE LOS ACCIONISTAS

CP. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 1

LA PRESENTE DA DERECHO A SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA Y/O CARLOS LOZANO TAMEZ, APODERADOS DE INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES.----------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES, POR CUENTA DE TERCEROS.---------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 12,736,210 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

"1"

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

Interacciones
Casa de Bolsa

México D.F. a **25** de **febrero** de **2002.**

GRUMA, S.A. DE C.V.
Reforma No. 300, 6o. piso. Col. Juárez. C.P. 06600.
México, D.F.

Por el presente confiero un poder especial tan amplio, cumplido y bastante como en derecho sea necesario, en favor de los Sres. Licenciados Carlos Lozano Tamez, Rogelio García y Salvador Vargas Guajardo para que conjunta o separadamente en mi nombre y representación asista(n) a la Asamblea General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., a celebrarse el próximo día 30 de abril de 2002 a las 17:00 y 18:00 horas respectivamente, en el domicilio ubicado en Av. Reforma No. 359, Col. Cuauhtemoc, Delegación Cuauhtémoc, C.P. 06500; votando 12736,210 (doce millones setecientos treinta y seis mil doscientas diez) acciones representativas de Gruma, S.A. de C.V.

Dichas acciones se encuentra al amparo de los Contratos de Intermediación Bursátil No. 100015461, 100020917, 100021557, 100021681, 100022792 y 100033363 en Interacciones Casa de Bolsa, S.A. de C.V.

Atentamente,

C.P. Felipe Martin del Campo Peña.
Apoderado.

Lic. Alejandro Quiroz Vázquez.
Testigo.

Lic. Tania Rodríguez Soria.
Testigo.

INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES.
Reforma 383-14 Col. Cuauhtémoc 06500 México, D.F. Tels. y Fax 5326 8600 5208 0066 C.N.V. 3288
FC-001 / 02-01

Interacciones Casa de Bolsa

F. REPORTE 24/04/2002
F. INF. 24/04/2002

INTERACCIONES CASA DE BOLSA, S.A. DE C.V.

Mercado de Capitales
Posición por Emisora
Tenencia de GRUMA B Cupón 0 al 23-Abr-2002 *Precio de Cierre:* 12.4

HORA : 13:46:16
USUARIO : ROGD139
PAGINA : 1
[PosicionEmisora]

Promotor	Contrato	Nombre	En Préstamo (Prestatario)	Prestados (Prestamista)	Garantía	Custodia	Real
134	100015461	GRACIELA GONZALEZ DE HANK				3,542,948	3,542,948
75	100020917	LAURA ZOLEZZI DE TORRES				40,000	40,000
4429	100021557	LUIS ROBERTO TREVIÑO GUAJARDO				6,774	6,774
75	100021681	RICARDO TORRES VILLARREAL				5,000	5,000
4086	100022792	JUAN ANTONIO DE J. GONZALEZ MORENO				5,141,488	5,141,488
134	100033363	CARLOS HANK RHON				4,000,000	4,000,000
			0	0	0	12,736,210	12,736,210

311

S.D. INDEVAL S.A. de C.V.

GRUMA

S.D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 12,736,210 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
INTERACCIONES CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO INTERACCIONES
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON EL LISTADO DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 2

LA PRESENTE DA DERECHO A LIC. FABIOLA MOLINA DEL VALLE Y/O LIC.ROGELIO SANCHEZ GARCIA Y/O LIC. VALENTIN PARRA AREVALO Y/O ING. ROGELIO SAN - CHEZ MARTINEZ Y/O LIC. JORGE SANCHEZ GONZALEZ, APODERADOS DE CASA DE BOLSA BANORTE, S.A. DE C,V. GRUPO FINANCIERO BANORTE.---------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE, POR CUENTA DE TERCEROS.---------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE:

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 61,560,852 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

México, D.F., a 25 de abril de 2002.

GRUMA, S.A. DE C.V.
Presente

Por medio de la presente conferimos a las siguientes personas Lic. Fabiola Molina del Valle y/o Lic. Jorge Sánchez González y/o Ing. Rogelio Sánchez Martínez y/o Lic. Valetín Parra Arévalo y/o Lic. Rogelio Sánchez García poder amplio, cumplido y bastante para que a nuestro nombre y representación, asistan a la Asamblea Ordinaria y Extraordinaria de Accionistas de **GRUMA, S.A. DE C.V.** que se celebrará el día 30 del mes en curso, representando 61,560,852 acciones Serie **"B"** que obran por cuenta de terceros.

OTORGO EL PODER

LIC. ARTURO FLORES MELENDEZ
DIRECTOR DE FINANCIAMIENTO CORPORATIVO
CASA DE BOLSA BANORTE, S.A. DE. C.V.

TESTIGOS

RAQUEL VAZQUEZ

OLIVIA COLIN

314

BANORTE
CASA DE BOLSA

CASA DE BOLSA BANORTE, S.A. DE C.V.

Datos al: 2002/04/18
1 GRUMA B 0 Precio $11.60

	Títulos	Valuación
CUSTODIA		
ELIAS DAYAN HARARI	10,167	117,937.20
FRANCISCO JAIME ARCEO TENA	143	1,658.80
SUSANA VULFOVICH GOTTLEB	134,773	1,563,366.80
MIRIAM KATZ BERCOVITCH	11,716	135,905.60
MARIO FASTAG CWIKIEL	23,182	268,911.20
MIGUEL BENBASSAT PALACCI	20,672	239,795.20
DINA LIFSHITZ WULFOVICH	9,272	107,555.20
ANAT SLOMIANSKI DE NURKO	54,366	630,645.60
ISAAC BETESH ESHKENAZI	56,675	657,430.00
OLGA LEVY COHEN DE BETESH	3,325	38,570.00
JACOBO LIFSHITZ SHUMSKI	4,637	53,789.20
GABRIEL BETESH LEVY	40,000	464,000.00
ELIAS LIFSHITZ SHUMSKI	3,101	35,971.60
ARIE SLOMIANSKI ELTERMAN	2,033	23,582.80
EMMA MAYA ANTOKOLSKY DE BIELAZ	2,067	23,977.20
JACOBO FREIMAN OLBRISH	5,471	63,463.60
MARIA DE LOURDES CASTILLO DE RIVAS	20	232
FIMA LIFSHITZ	13,167	152,737.20
RAUL TAWIL ABADI	10,000	116,000.00
ANA OLIVENSKY ORTENBERG	2,318	26,888.80
BANCO MERCANTIL DEL NTE.COMO FID EN EL FID. #359-6608 PRIM	3,662,000	42,479,200.00
BASA VULFOVICH DE BENBASSAT	7,797	90,445.20
ADOLFO BERMAN EPELBAUM	1	11.6
BANCO MERCANTIL DEL NORTE COMO FID. EN EL FID. 358-6607 P. ANT	31,616	366,745.60
ROBERTO GONZALEZ BARRERA	17,572,289	203,838,552.40
GRUMA, S.A. DE C.V.	450,700	5,228,120.00
YATEMEX	1	11.6
ROMAN MARTINEZ MENDEZ	35,000	406,000.00
ROMAN DAZA LEON	457	5,301.20
AMBROSIO QUIROGA GARZA	2,424	28,118.40
HUGO JAIME PEREZ HINOJOSA	2,505	29,058.00
NARESH KUMAR NAKRA	39	452.4
EZEQUIEL DE JESUS MONTEMAYOR GUTIERREZ	17,508	203,092.80
JOEL SUAREZ ALDANA	9,224	106,998.40
THOMAS CLAUDE BRUNNER	343	3,978.80
EBERHARD MUELLER LOBECK	12,317	142,877.20
JUAN ANTONIO QUIROGA GARCIA	2,588	30,020.80
FELIPE ANTONIO RUBIO	324	3,758.40
DAVID FEINBERG	4,846	56,213.60
MICHAEL W. KNAPIK	2,259	26,204.40
JOSE ALFONSO CEBREROS MURILLO	17,397	201,805.20
JULIETA AGUILAR DURON	2,109	24,464.40
RICARDO ESCOBIO PEREZ	4,517	52,397.20
JONATHAN SLOMIANSKI LEVY	2,319	26,900.40
MARIA GUADALUPE DEL ROBLE DE TARNAVA DE RUIZ	30,000	348,000.00
GRUMA, S.A. DE C.V. ACCS. EN TESORERIA	6	69.6
JOSE GUSTAVO MENDEZ COTERA	1,089	12,632.40
ROBERTO GALANTE TOTAH	40,000	464,000.00
SAMUEL SYRQUIN SHAPIRO	68,809	798,184.40
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	374,000	4,338,400.00
BANCO MERCANTIL DEL NORTE S.A. POR CUENTA DEL FIDEICOMISO 14	550,000	6,380,000.00
MIRIAM KATZ BERCOVITCH	1,054	12,226.40
JACK SHAPIRO Y WEINSTOCK	12	139.2
SALOMON LEVY NADJARI	8,067	93,577.20

315

HECTOR GARZA RODRIGUEZ	13,962	161,959.20
BANCO MERCANTIL DEL NORTE FID 392-6641 PLAN INCENTIVO EMPLEA	4,392,315	50,950,854.00
EDUARDO MC KULA ROMERO	84	974.4
CASA DE BOLSA BANORTE S.A. DE C.V. (FONDO DE PENSIONES)	89,200	1,034,720.00
EUGENIO CLARIOND GARZA	20,000	232,000.00
RICHARD ALFRED ROMAIN	4,000	46,400.00
ROGELIO SANCHEZ MARTINEZ	329	3,816.40
BANCO DEL CENTRO, S.A. POR CTA. DEL FID. 2461-6	3,000	34,800.00
RICARDO TORRES VILLARREAL	30,667	355,737.20
JAVIER TORRES VILLARREAL	50,000	580,000.00
OSCAR EDUARDO ROJAS VERGARA	643	7,458.80
JOSE LUIS DAVILA MOLINA	247	2,865.20
LEONEL GARZA RAMIREZ	12,317	142,877.20
RODOLFO ELIZALDE LUNA	330	3,828.00
HANS BUCHER CHEVEZ	324	3,758.40
HOMERO HUERTA MORENO	330	3,828.00
FIDEICOMISO 392-6641 B.M.N. PLAN DE INCENTIVOS DE EMPLEADOS	1,544,896	17,920,793.60
STEVEN WAYNE BRUNNER	324	3,758.40
GUILLERMO ARTURO BOLA OS OTERO	329	3,816.40
JOSE EFRAIN GARZA HINOJOSA	649	7,528.40
GABRIEL GUTIERREZ HEREDIA	243	2,818.80
ELIAS GIL CRUZ	243	2,818.80
C.B. BANORTE C/FIDUCIARIO FSO. 112/98	417,750	4,845,900.00
ROBERT DAVID SOLANO	243	2,818.80
GONZALO GARCIA MENDEZ	324	3,758.40
JOSE LUIS GARZA GARZA	166	1,925.60
JOSE SALVADOR MORENO HERNANDEZ	243	2,818.80
FRANCISCO ARROYO LIRA	324	3,758.40
CARLOS RUBEN ALDAPE MORALES	163	1,890.80
RONALD LEE ANDERSON	243	2,818.80
ROBERTO SANDOVAL INFANTE	247	2,865.20
BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	1,540,115	17,865,334.00
CARLOS OCTAVIO SANCHEZ ARJONA	324	3,758.40
HUMBERTO BRANDI ESCAMILLA	247	2,865.20
RONALD DEE OGAN	324	3,758.40
DAVID HARRISON WATTS	324	3,758.40
FRANK G HERRERA	324	3,758.40
RAMIRO MARTINEZ GUERRA	324	3,758.40
RAUL CAVAZOS MORALES	324	3,758.40
RAFAEL QUINTANILLA SEPULVEDA	243	2,818.80
SERGIO EDUARDO MONTEMAYOR	324	3,758.40
JOEL ERASMO GARCIA SOTO	163	1,890.80
ANTONIO CANTU GARCIA	324	3,758.40
PATRICIO JOSE RODRIGUEZ VALDES	2,033	23,582.80
SERGIO TORRES VILLARREAL	20,000	232,000.00
FONDO DE PENSIONES Y JUBILACIONES DEL PERSONAL DE BANCEN	300,000	3,480,000.00
C.B. BANORTE C/FIDUCIARIO FSO. 135/99	20,071,579	232,830,316.40
BANCO MERCANTIL DEL NORTE COMO FIDUCIARIO EN EL FIDEICOMISO	4,432,544	51,417,510.40
CESAR ALEJANDRO JIMENEZ CARRASCO	1,034	11,994.40
BANCO MERCANTIL DEL NORTE, S.A., ACTUANDO COMO FIDUCIARIO EN	5,632,341	65,335,155.60
VICTOR MONTA EZ MORFIN	68,000	788,800.00
IGNACIO ADOLFO MARTINEZ ALANIS	45	522
JUAN DIEZ-CANEDO RUIZ	30,682	355,911.20
FRANCISCO SUAREZ DAVILA	5,083	58,962.80
Num. registros: 108	62,011,558	719,334,072.80
F:	18,519,495	214,826,142.00
M:	43,492,063	504,507,930.80

316

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 81,892,429 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 19,129 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :————————————
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ————————————
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 3

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER. ----------------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BBVA BANCOMER, S. A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS.

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 35,000,000 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

BBVA Bancomer

México, D.F., 25 de Abril de 2002.

GRUMA, S.A. DE C.V.

PRESENTE

Por este conducto, otorgamos poder amplio, cumplido y bastante como en derecho corresponda y como fuere necesario, para que en nombre y representación de BBVA BANCOMER, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, los señores Elizabeth Barrera Aguilar y/o Carlos Pérezalonso Eguía y/o Ramón Campos Hernández y/o Rodrigo Gabriel Jiménez Santos y/o José Angel Montaño Gutiérrez y/o Carlos A. Sámano Caballero, concurran a la Asamblea Ordinaria y Extraordinaria de Accionistas, misma que tendrá verificativo a las 17 :00 y 18:00 horas del día 30 de Abril del presente año.

Por tal motivo representarán 668,031 Acciones Serie B Nominativas, por cuenta de Terceros

Dichos apoderados tendrán la facultad para tomar parte en las discusiones que se ofrezcan, según el orden del día y en general, para tomar las decisiones que convengan a nuestros intereses.

BBVA BANCOMER, S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO

C.P. LEONARDO C. SERRANO GOMEZ
REPRESENTANTE LEGAL

LIC. GUILLERMO TAPIA ESCUDERO

MA. BERTHA AGUAYO FAJARDO

BBVA Bancomer

Garza García, N.L. a 23 de Abril de 2002

LIC. SALVADOR VARGAS GUAJARDO
LIC. ROGELIO SANCHEZ GARCIA
Presente.

En nuestro carácter de titulares de 35'000,000 Acciones Serie "B" nominativas, representativas del capital social de GRUMA, S.A. de C.V., otorgamos a ustedes Poder Especial pero tan amplio como en derecho proceda, para que en los términos de los estatutos sociales de dicha Sociedad y en términos de lo dispuesto por el artículo 192 (ciento noventa y dos) de la Ley General de Sociedades mercantiles, asistan en nuestro nombre y representación a la Asamblea General Ordinaria de Accionistas, de la sociedad GRUMA, S.A. de C.V., que tendrá verificativo el próximo 30 de Abril de 2002 a las 17:00 horas, en el domicilio de la sociedad de conformidad con el siguiente orden del día:

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el periódo comprendido del 1°. de Enero al 31 de Diciembre de 2001, sobre las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones, cuya inversión en las mismas exceda del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Proyecto y en su caso aprobación de la aplicación de resultados del periódo mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VI. Elaboración, lectura y en su caso, aprobación del acta que se levante.

En espera de su informe respecto de la sesión aludida y los resultados, quedamos de usted.

ATENTAMENTE

BBVA BANCOMER SERVICIOS, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE
GRUPO FINANCIERO
DIRECCION FIDUCIARIA

LIC. PEDRO HURTADO ACOSTA
DELEGADO FIDUCIARIO

LIC. PABLO MENDOZA MARTELL
DELEGADO FIDUCIARIO

TESTIGOS

LIC. ALEJANDRO CABALLERO ROSAS

LIC. CESAR FRANCISCO ORNELAS LAZO

'02GEN227

BBVA Bancomer

Garza García, N.L. a 23 de Abril de 2002

LIC. SALVADOR VARGAS GUAJARDO
LIC. ROGELIO SANCHEZ GARCIA
Presente.

En nuestro carácter de titulares de 35'000,000 Acciones Serie "B" nominativas, representativas del capital social de GRUMA, S.A. de C.V., otorgamos a ustedes Poder Especial pero tan amplio como en derecho proceda, para que en los términos de los estatutos sociales de dicha Sociedad y en términos de lo dispuesto por el artículo 192 (ciento noventa y dos) de la Ley General de Sociedades mercantiles, asistan en nuestro nombre y representación a la Asamblea General Extraordinaria de Accionistas, de la sociedad GRUMA, S.A. de C.V., que tendrá verificativo el próximo 30 de Abril de 2002 a las 18:00 horas, en el domicilio de la sociedad de conformidad con el siguiente orden del día:

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 23°, 26° y 31°. de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

En espera de su informe respecto de la sesión aludida y los resultados, quedamos de usted.

ATENTAMENTE

BBVA BANCOMER SERVICIOS, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE
GRUPO FINANCIERO
DIRECCION FIDUCIARIA

LIC. PEDRO HURTADO ACOSTA
DELEGADO FIDUCIARIO

LIC. PABLO MENDOZA MARTELL
DELEGADO FIDUCIARIO

TESTIGOS

LIC. ALEJANDRO CABALLERO ROSAS

LIC. CESAR FRANCISCO ORNELAS LAZO

1020EN227

BBVA Bancomer

México, D.F., a 25 de abril de 2002

Señor(es) Lics. Elizabeth Barrera Aguilar y/o Carlos Pérezalonso Eguía y/o Ramón Campos Hernández y/o Rodrigo Gabriel Jiménez Santos y/o José Angel Montaño Gutiérrez y/o Carlos A. Sámano Caballero

P r e s e n t e.

Por la presente confiero a usted (es) poder tan amplio y bastante, cuanto en derecho sea necesario, para que en nombre y representación de BBVA Bancomer, S.A., Institución de Banca Múltiple Grupo Financiero BBVA Bancomer, acuda (n) a las **ASAMBLEAS GENERAL ORDINARIA Y EXTRAORDINARIA** de Accionistas de **GRUMA, S.A. DE C.V.,** convocada para celebrarse el día 30 de Abril del 2002, a las 17:00 y 18:00 horas, respectivamente, las que se desahogarán de conformidad con la Orden del Día correspondiente, que se transcriben posteriormente, llevando la representación y voto de -668,031- acción (es) Serie "B" de que soy (somos) propietario (s) o administradores.

Al efecto, lo (s) instruyo para que el ejercicio de este poder se realice en la forma y términos que estime convenientes.

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el periodo comprendido del 1° de Enero al 31 de Diciembre del año 2001 sobre las operaciones realizadas por GRUMA, S.A. DE C.V. y de las sociedades de las cuales es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable, tomando en cuenta el informe del Comisario.

II. Propuesta y en su caso aprobación de la aplicación de resultados del período mencionado en el punto anterior.

III. Propuesta para fijar el monto máximo de recursos para destinarse a la compra de acciones propias.

IV. Elección de los Miembros del Consejo de Administración y de Comisario, Propietarios y Suplentes y determinación de sus emolumentos.

V. Designación de los integrantes del Comité de Auditoria y determinación de sus emolumentos.

VI. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

VII. Elaboración, lectura y en su caso, aprobación del acta que se levante.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARA

I. Propuesta y en su caso aprobación para modificar los artículos 6°, 9°, 10°, 11°, 12°, 14°, 15°, 16°, 18°, 20°, 23°, 26° y 31° de los estatutos sociales, para adecuarlos a lo establecido por la Ley del Mercado de Valores, así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.

II. Designación de Delegados Especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.

III. Elaboración, lectura y en su caso, aprobación del acta que se levante.

INSTRUCCIONES PARA EL EJERCICIO DEL DERECHO DE VOTO:

C.P. LEONARDO C. SERRANO GOMEZ

APODERADO(S)

LIC. GUILLERMO TAPIA ESCUDERO
TESTIGO

MA. BERTHA AGUAYO FAJARDO

BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO
AV. UNIVERSIDAD 1200, COL XOCO 03339, MEXICO, D.F.

101|00062

JOB.-BMKPR403

BANCA PATRIMONIAL BBVA BANCOMER, S.A.
REPORTE DE PASES PARA ASAMBLEA PERSONAS FISICAS

24/04/2002 PAGINA : 15
14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000

NOMBRE	NACIONALIDAD	TOTAL
FIDEIN	MEXICANA	4,800
	TOTAL FINAL :	4,800

TAPIA ESCUDERO GUILLERMO

324

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 B.P. PLAZA 001 A 899

NOMBRE	NACIONALIDAD	TOTAL
SR JESUS HERNANDEZ BARRERA	MEXICANA	64,500
SR TORIBIO JUAN MIRANDA GARCIA	MEXICANA	21,167
BLANCA ANGELICA BAUTISTA CANTU	MEXICANA	45
SRA VALERIA HERNANDEZ DE JASSO	MEXICANA	45
ING EMILIO GONZALEZ LORDA	MEXICANA	22,367
ING PEDRO FERNANDEZ SALIDO	MEXICANA	51
ANTONIO ADOLFO RUFFO URIBE	MEXICANA	33
SRA MARTHA PATRICIA URIBE DE RUFFO	MEXICANA	2,033
ING SERGIO GUZMAN BARRERA	MEXICANA	21,452
ROLANDO CUEVA BARRERA	MEXICANA	30,754
ROGELIO CUEVA BARRERA	MEXICANA	30,754
SRA CECILIA GUADALUPE HERNANDEZ BARRERA	MEXICANA	14,000
ING ROLANDO CUEVA BARRERA	MEXICANA	71,407
ING ROGELIO CUEVA BARRERA	MEXICANA	71,407
SRA MARIA TERESA BARRERA VILLARREAL	MEXICANA	70,500
SR ROBERTO GUZMAN BARRERA	MEXICANA	25,518
SR SAMUEL SALINAS SUAREZ DEL REAL	MEXICANA	2,067
SR JESUS MANUEL TENOCH GONZALEZ MARTINEZ	MEXICANA	67
TOTAL FINAL :		448,167

TAPIA ESCUDERO GUILLERMO

325

JOB.-BMKPR4D3 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 24/04/2002 PAGINA : 19

REPORTE DE PASES PARA ASAMBLEA PERSONAS MORALES 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 B.P. PLAZA 001 A 899

NOMBRE	NACIONALIDAD		TOTAL
EL DEBATE DE CULIACAN, S.A.	MEXICANA		236
		TOTAL FINAL	236

TAPIA ESCUDERO GUILLERMO

326

JOB.-BMKPR403 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 24/04/2002 PAGINA : 18

REPORTE DE PASES PARA ASAMBLEA PERSONAS MORALES 14:56

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 OFICINA 50

NOMBRE	NACIONALIDAD		TOTAL
MGTCO NY BRUSSELS OF AS OP EUROCLEAR	EXTRANJERO		202,328
		TOTAL FINAL :	202,328

TAPIA ESCUDERO GUILLERMO

327

JOB.-BMKPR403 BANCA PATRIMONIAL BBVA BANCOMER, S.A. 25/04/2002 PAGINA : 1

REPORTE DE PASES PARA ASAMBLEA PERSONAS FISICAS 15:08

SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 OFICINA 32

NOMBRE	NACIONALIDAD	TOTAL
ROBERTO GONZALEZ BARRERA	MEXICANA	35,000,000
	TOTAL FINAL :	35,000,000

TAPIA ESCUDERO GUILLERMO

328

REPORTE DE PASES PARA ASAMBLEA PERSONAS MORALES 14:56
SALDOS AL DIA 22/04/2002 EMISORA : GRUMA SERIE : B CUPON : 000 OFICINA 32

NOMBRE	NACIONALIDAD		TOTAL
BANCOMER, S.A. (ITESM ALUMNOS)	MEXICANA		12,500
		TOTAL FINAL :	12,500

TAPIA ESCUDERO GUILLERMO

329

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 202,328 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --------------------------------
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 35,465,703 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 4

LA PRESENTE DA DERECHO A ELIZABETH BARRERA AGUILAR Y/O CARLOS PEREZALONSO EGUIA Y/O RAMON CAMPOS HERNANDEZ Y/O RODRIGO GABRIEL JIMENEZ SANTOS Y/O JOSE ANGEL MONTAÑO GUTIERREZ Y/O CARLOS A. SAMANO CABALLERO APODERADOS - DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO -- BBVA BANCOMER. -- QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS. ------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. [X]

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD [ ]

REPRESENTANDO UN TOTAL DE 668,031 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL [X]

CARTA PODER [ ]

gruma

TARJETA DE ENTRADA Nº 5

LA PRESENTE DA DERECHO A ALTAGRACIA GUTIERREZ GARCIA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIERREZ MEDINA (SIGUE AL REVERSO)---------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BANAMEX-ACCIVAL, POR CUENTA DE TERCEROS.

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 1,438,729 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

Banamex
citigroup

México D.F., a 24 de abril del 2002

GRUMA, S.A. DE C.V.
PRESENTE

Muy Señores nuestros:

En este acto, damos poder amplio, cumplido y bastante como fuere necesario en derecho a Juan Merlos Estrada y/o Ricardo Velázquez López y/o Ángel Hernández Salazar y/o Luis Felipe Vallarino Medina y/o Altagracia Gutiérrez y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Alfonso Ramos Sandoval y/o Ana María Míreles Torres y/o Ana Paula Suárez Covian y Antonio Guadarrama Rodríguez y/o Cecilia del Castillo Soltero y Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Nollet y/o Fernanda Palomar Naualart y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquia y/o Tarik Ramírez Fuentes y/o Juan Manuel Márquez Rodríguez para que, indistintamente cualesquiera de ellos, en nuestra representación, concurra(n), a la(s) Asamblea(s) General Extraordinaria y Ordinaria Anual de Accionistas de **GRUMA, S.A. DE C.V.**, (en lo sucesivo, la "Sociedad") que se llevarán al cabo a las 17:00 horas, hora de la Ciudad de México Distrito Federal, del próximo día 30 de abril del 2002, y para que vote (n) en dicha Asamblea las **1,438,729** (UN MILLON CUATROCIENTAS TREINTA Y OCHO MIL SETECIENTAS VEINTINUEVE) acciones nominativas de la serie **B** emitidas por la Sociedad, las cuales mantenemos en depósito por cuenta de terceros a través dela custodia con el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, en los asuntos que se indican en el siguiente de cada asamblea:

ORDEN DEL DIA
ASAMBLEA GENERAL ORDINARIA

I. DISCUTIR, APROBAR O MODIFICAR EL INFORME DE LOS ADMINISTRADORES A QUE SE REFIERE EL ENUNCIADO GENERAL DEL ARTICULO 172 DE LA LEY GENERAL DE SOCIEDADES MERCANTILES, POR EL PERIODO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DEL AÑO 2001, SOBRE LAS OPERACIONES REALIZADAS POR GRUMA, S.A. DE C.V. Y DE LAS SOCIEDADES DE LAS CUALES ES TITULAR DE LA MAYORIA DE LAS ACCIONES, CUYA INVERSION EN LAS MISMAS EXCEDA DEL 20% DE SU CAPITAL CONTABLE, TOMANDO EN CUENTA EL INFORME DEL COMISARIO.
II. PROYECTO Y EN SU CASO APROBACION DE LA APLICACION DE RESULTADOS DEL PERIODO MENCIONADO EN EL PUNTO ANTERIOR.
III. PROPUESTA PARA FIJAR EL MONTO MAXIMO DE RECURSOS PARA DESTINARSE A LA COMPRA DE ACCIONES PROPIAS.
IV. ELECCION DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACION Y DE COMISARIO, PROPIETARIOS Y SUPLENTES Y DETERMINACION DE SUS EMOLUMENTOS.
V. DESIGNACION DE LOS INTEGRANTES DEL COMITE DE AUDITORIA Y DETERMINACION DE SUS EMOLUMENTOS.
VI. DESIGNACION DE DELEGADOS ESPECIALES QUE DEN CUMPLIMIENTO Y FORMALICEN LAS RESOLUCIONES TOMADAS POR LA ASAMBLEA.
VII. ELABORACION, LECTURA Y EN SU CASO, APROBACION DEL ACTA QUE SE LEVANTE.

ORDEN DEL DIA
ASAMBLEA GENERAL EXTRAORDINARIA

I. PROPUESTA Y EN SU CASO APROBACION PARA MODIFICAR LOS ARTICULOS 6, 9, 10, 11, 12, 14,15, 16, 18, 20, 23, 26 Y 31 DE LOS ESTATUTOS SOCIALES, PARA ADECUARLOS A LO ESTABLECIDO POR LA LEY DEL MERCADO DE VALORES, ASI COMO LAS DISPOSICIONES DE CARACTER GENERAL EXPEDIDAS POR LA COMISION NACIONAL BANCARIA Y DE VALORES
II. DESIGNACION DE DELEGADOS ESPECIALES QUE DEN CUMPLIMIENTO Y FORMALICEN LAS RESOLUCIONES TOMADAS POR LA ASAMBLEA.
III. ELABORACION, LECTURA Y EN SU CASO, APROBACION DEL ACTA QUE SE LEVANTE.

..//..

Banamex citigroup

OTORGANTE
BANCO NACIONAL DE MEXICO, S.A.,
INTEGRANTE DELGRUPO FINANCIERO BANAMEX
Representado por:

Lic Jaime Favela Ayala

TESTIGOS

Gustavo Elizarraras Baltierra

Enrique Duarte Ochoa

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
JUAN DAVID MICHEL R.F.C. DAMJ-550910- -	MEXICO	14,500
MAX PIERRE DAVID MICHEL R.F.C. DAMM-531008- -	MEXICO	36,500
MAX MICHEL SUBERVILLE R.F.C. MISM-320704-BU6-	MEXICO	49,000
MAGDALENA MICHEL DE DAVID R.F.C. MISM-271112-RKO-	MEXICO	36,500
RENEE MICHEL DE GUICHARD R.F.C. MISR-271112-QF8-	MEXICO	36,500
OCTAVIO LOPEZ CHAVEZ R.F.C.	MEXICO	05
LUIS PENICHE NEGRON R.F.C. PENL-260111- -	MEXICO	2,109
?RIBIO MIRANDA GARCIA .C. MIGT-151227-4A6-	MEXICO	100,000
SHING MON WONG KAM R.F.C. WOKS-361023- -	MEXICO	3,162
ANTONIO HEMUDA DEBS R.F.C. HEDA-280802- -	MEXICO	67
EULALIO GONZALEZ RAMIREZ R.F.C. GORE-211216- -	MEXICO	2,067
GUADALUPE DE GARZA FLORES R.F.C. GAFG-360124- -	MEXICO	3,083
GILBERTO LUIS GUAJARDO DEL BOSQUE R.F.C. GUBG-400825- -	MEXICO	05
CARLOS NIETO IRIGOYEN R.F.C. NIIC-481208- -	MEXICO	1,055
ANTONIO MARRODAN VERGARA R.F.C. MAVA-351114- -	MEXICO	40,000
JUAN MANUEL CAMARENA PADRES .C. CAPJ-391203- -	MEXICO	2,109

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
GABINO DE LA CRUZ HERRERA R.F.C. CUHG-451025- -	MEXICO	2,067
ROGELIO MORENO VILLAL R.F.C. MOVR-120712- -	MEXICO	2,109
Y Y Y Noe Martínez López R.F.C. MALN-370922- -	MEXICO	6,325
CESAR JOSE ANTONIO ARIAS DE LA CANAL R.F.C. AICC-490602-4N6-	MEXICO	15
MARCO A CORRAL VALDEZ R.F.C. COVM-361228-HW6-	MEXICO	68
ISABEL BETETA DE COU R.F.C. BECI-540907- -	MEXICO	11,597
RIGOBERTO AGUSTIN LARIOS CERVANTES R.F.C. LACR-570828- -	MEXICO	67
ORGE SANCHEZ GRANADOS F.C. SAGJ-391207- -	MEXICO	2,109
LEONOR URIBE CALLEROS R.F.C. UICL-350310- -	MEXICO	6,325
JOSE AMANCIO ORTIZ LOPEZ R.F.C. OILA-381221- -	MEXICO	37
PATRICIA MEZA DE VERDUGO	MEXICO	4,135
ARTURO RAMIREZ PRIETO R.F.C. RAPA-590830- -	MEXICO	2,109
CARLOS ALBERTO ALMEIDA HERRERA R.F.C. AEHC-511223- -	MEXICO	162
MARTHA I FERRARA RIVERO DE LOZANO R.F.C. FERM-510703-968-	MEXICO	100
JOSE ANTONIO ENRIQUEZ ROMERO R.F.C. EIRA-241120-EW3-	MEXICO	1,055
ENRIQUE WONG CHIO F.C. WOCE-490103- -	MEXICO	1,055

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
SERGIO HECTOR PEREZ MENDOZA R.F.C. PEMS-480226-AVO-	MEXICO	20
RICARDO SEGURA ENRIQUEZ R.F.C. SEER-550530- -	MEXICO	235
HELIODORO HERRERA ACUNA R.F.C. HEAH-260330- -	MEXICO	160,000
ISMAEL JESUS ALVARADO FARAH R.F.C. AAFI-610214-H15-	MEXICO	10,542
LUZ AGUILERA DE STERLING R.F.C. AUGL-160529-A80-	MEXICO	6,202
JAIME SAMPIETRO CLARACO R.F.C. SACJ-540796- -	MEXICO	1,055
LEONARDO CORTES ORELLANA R.F.C. COOL-411106- -	MEXICO	67
'ARIA GOMEZ MORALES ...F.C. GOMM-210705- -	MEXICO	55
JESUS VEGA ARRIAGA R.F.C. VEAJ-451005-JD8-	MEXICO	09
ADRIAN VERDEJO SANCHEZ R.F.C. VESA-390711-BR1-	MEXICO	3,162
LEOPOLDO MAGANA ZAVALA R.F.C. MAZL-560609-QH6-	MEXICO	8,435
ISAAC MARTIN GONZALEZ R.F.C. MAGI-741012- -	MEXICO	14,470
MARIA TERESA SANCHEZ DE HUIZAR R.F.C. SAAT-511029- -	MEXICO	17
ANA MARIA CARDENAS VDA. DE GARGARI R.F.C. CAAA-290715- -	MEXICO	26,358
ANA PATRICIA GARGARI CARDENAS R.F.C. GACA-621019-187-	MEXICO	6,325
MA. EUGENIA GARGARI CARDENAS F.C. GACE-480224-C82-	MEXICO	13,706

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
CONCEPCION GARGARI DE CARDENAS R.F.C. GACC-500923-8CA-	MEXICO	13,706
NORMA GARGARI CARDENAS R.F.C. GACN-581201-879-	MEXICO	6,325
JESUS AVELLANEDA CHAVEZ R.F.C. AECJ-590320- -	MEXICO	1,055
REBECA OLIVA OCAMPO DE VONLANTHEN R.F.C. OAER-470610- -	MEXICO	4,017
HECTOR ESPIN SALGADO R.F.C. EISH-590501- -	MEXICO	25
VIRGINIA ESPIN SALGADO R.F.C. EISV-560131-N91-	MEXICO	124
ISIDRA ESPIN ABURTO R.F.C. EIAI-160404- -	MEXICO	6,325
FERNANDO SALVADOR ESPIN SALGADO R.F.C. EISF-430916-G25-	MEXICO	202
RICARDO MALAGON Y BAZ R.F.C. MABR-130119-3V8-	MEXICO	80,000
CARLOS ENRIQUE MALAGON Y DE PARRES R.F.C. MAPC-570910- -	MEXICO	4,105
ROGER GABRIEL ROUX GARCIA R.F.C. ROGR-640514- -	MEXICO	41
ROBERT S SHELDON R.F.C. - - -	ESTADOS UNIDOS	100
MA TERESA PEREZ SANJURJO R.F.C. - - -	ESTADOS UNIDOS	11,070
MARICELA PEON SID DE SEIJO R.F.C. PESM-530827-D39-	MEXICO	2,109
OCTAVIO LOPEZ CHAVEZ R.F.C.	MEXICO	17
MAYRA ADELA GONZALEZ MORENO R.F.C. GOMM-500207-19M-	MEXICO	639,400

RELACION DE CLIENTES TENEDORES DE :
GRUMA S.A.DE C.V. B

NOMBRE	PAIS DE ORIGEN	TENENCIA
ESTHER GUADALUPE CUEVA GARZA R.F.C. CUGE-480106-HJ4-	MEXICO	15,250
CECILIA CAMOU CAMOU R.F.C. CACC-190326-GKA-GKA	MEXICO	5,272
BANAMEX DIVISION FIDUCIARIA R.F.C. BNM -840515-VB1-	MEXICO	44,882,593
T O T A L		46,288,391

BANCO NACIONAL DE MEXICO, S.A.

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 11,170 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 : --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 46,277,221 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
BANCO NACIONAL DE MEXICO, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BANAMEX-ACCIVAL
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 6

LA PRESENTE DA DERECHO A LICS. ROGELIO SANCHEZ GARCIA Y/O VALENTIN PARRA AREVALO Y/O CARLOS LOZANO TAMEZ, APODERADOS DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE VALORES MEXICANOS, CASA DE BOLSA, S.A. DE C.V. POR CUENTA DE TERCEROS.--

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANTO UN TOTAL DE 27,872 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒
CARTA PODER ☒

VALORES MEXICANOS
CASA DE BOLSA

Mexico D.F. a 26 Abril 2002

GRUMA , S.A. DE C.V.
Av. Paseo de la Reforma 300 piso 6.
Col. Juarez
Mexico D.F.

AT'N.: LIC. FRANCISO JUAREZ HERNANDEZ

Por la presente, otorgamos al LIC. CARLOS LOZANO TAMES Y/O VALENTIN PARRA AREVALO Y/O ROGELIO SANCHEZ GARCIA, poder amplio y suficiente para representar en las asambleas ordinaria y extraordinaria , del día 30 de abril del presente, la cantidad de 2,176,272 acciones, por cuenta de terceros de GRUMA , S.A. DE C.V. (**GRUMA B**)

Adjunto encontrara constancia de la S.D. INDEVAL S.A. DE C.V., asimismo también un listado de nuestra tenencia de clientes por emisora.

ATENTAMENTE

CP. IRMA HERNANDEZ BUENO
SUBDIRECTOR DE TESORERIA Y VALORES

Horacio No. 804 Col. Polanco C.P. 11550 México D.F. Del. Miguel Hidalgo. Tel. 52-55-93-00 Fax: 52-55-93-97
Página web: http://www.valmex.com.mx
PUEBLA **MONTERREY** **MORELIA** **QUERETARO**

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 2,176,272 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :---
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE ---
VALORES MEXICANOS, CASA DE BOLSA, S. A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

mc54pmcl

2002/04/26

VALMEX, CASA DE BOLSA S.A. DE C.V.
POSICION DEL MERCADO DE CAPITALES POR EMISORA-CLIENTE
POSICION DE VALORES DEL DIA 2002/04/22

09:30:06

CLIENTE	NOMBRE		POSICION 02/04/22 INICIAL	COMPRAS	ENTRADAS	VENTAS	SALIDAS	POSICION FINAL	POSICION 02/04/23 INICIAL 24 Hrs.	POSICION 02/04/24 INICIAL 48 Hrs.
GRUMA	B 0 Precio de Cierre:		13.0000000000							
245177	ING. ALEJANDRO HERRERA DE LA ROSA	CO	422	0	0	0	0	422	422	422
257529	LIC. LIBERTAD HERNANDEZ PARGAS	CO	1,017	0	0	0	0	1,017	1,017	1,017
281294	GRISELDA GUADALUPE CARRILLO ENRIQUE	CO	50	0	0	0	0	50	50	50
289423	DANIEL F. RODRIGUEZ RODRIGUEZ	CO	5,083	0	0	0	0	5,083	5,083	5,083
292175	GRUMA, S.A. DE C.V.	CO	2,148,400	0	0	0	0	2,148,400	2,148,400	2,148,400
295752	SIMON FELDMAN EDVABNY	CO	13,300	0	0	0	0	13,300	13,300	13,300
7027053	MANUEL GONZALEZ CHAPA	CO	1,000	0	0	0	0	1,000	1,000	1,000
7027592	EDUARDO FILIBERTO ALVARADO FLORES	CO	7,000	0	0	0	0	7,000	7,000	7,000
	Total Posici¼n		2,176,272	0	0	0	0	2,176,272	2,176,272	2,176,272
	Total Emisi¼n		2,176,272	0	0	0	0	2,176,272	2,176,272	2,176,272

346

gruma

TARJETA DE ENTRADA Nº 7

LA PRESENTE DA DERECHO A LIC. GASPAR QUIJANO, APODERADO DE VECTOR CASA DE BOLSA, S.A. DE C.V.------------------------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE VECTOR CASA DE BOLSA, S.A. DE C.V. POR CUENTA DE TERCEROS.--

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 3,714,435 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

[signature]

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒

CARTA PODER ☒

AVE. PRESIDENTE MASARYK Nº 29 1er PISO
COL. CHAPULTEPEC MORALES
DELEGACION MIGUEL HIDALGO
C. P. 11570 MEXICO. D.F.
TEL. 01(5)262-3600 FAX 01(5)262-3682
DEL PAIS: 01-800-833-6800
DESDE E.U.: 1-888-832-8679

VECTOR
CASA DE BOLSA, S.A. DE C.V.

México, D.F., a 26 de Abril del 2002.

GRUMA, S.A. DE C.V.
P R E S E N T E

Por medio de la presente conferimos a **el LIC GASPAR QUIJANO,** poder especial tan amplio y bastante como en derecho sea necesario, para que en nombre y representación de esta Casa de Bolsa, comparezca(n) a la Asamblea, en la fecha, hora, lugar de la Sociedad que con posterioridad se menciona, a fin de representar y ejercer libremente el derecho de voto respecto del número de Acciones que a continuación se indican, mismas que conservamos en depósito por cuenta de terceros al amparo de ***Contratos de Depósito de Títulos en Administración y de Contratos de Comisión Mercantil y Depósito de Valores celebrados en esta Casa de Bolsa.***

Sociedad que celebrará Las Asambleas:	**GRUMA, *S.A. DE* C.V.**
Clase de Asambleas de Accionistas	**EXTRAORDINARIA**
Fecha y hora de las Asambleas:	**30/ABRIL/2002**
Dirección:	**MEXICO, D.F.**
No. de Acciones a representarse	**4,717,101 Acciones Serie "B"**

(i) Constancia de depósito expedida por ***S.D. INDEVAL, S.A. DE C.V.,*** en favor de esta ***Casa de Bolsa.***

(ii) Listado formulado por esta misma ***Casa de Bolsa***, respecto de los títulos de las Acciones.

A T E N T A M E N T E

C.P. GABRIEL RINCÓN HERNANDEZ
A P O D E R A D O

T E S T I G O S

SR. MAGDALENO ALVAREZ RAMOS | **MARCELA ANDRADE ARIAS**

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 1,002,668 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 : --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
VECTOR CASA DE BOLSA, S.A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

[illegible] MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 4,714,438 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 . --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
VECTOR CASA DE BOLSA, S.A. DE C.V.

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

VECTOR CASA DE BOLSA, S.A. DE C.V.
CONSULTA DE POSICION POR EMISORA: GRUMA - B - 0

FECHA : 25/4/2002
HORA : 3:00:36 PM

Prom.	Cuenta	Nombre del cliente	Titulos	R.F.C.	Direccion	Ciudad	Estado
0226	194201	ERNESTO MOYA PEDROLA	5,000	0 MOPE 461205 NW6	ALLENDE	ALVARO OBREGON	DISTRITO FEDERA
0226	206623	OFELIA DEL CARMEN NIEVES LLITERAS DE GONZALE	242,117	0 SIN RFC	TEOLOLCO	ALVARO OBREGON	DISTRITO FEDERA
0226	208371	DANIA STELLA O'NEILL GOMEZ	11,000	0 SIN/RFC	AV. MEXICO	ALVARO OBREGON	DISTRITO FEDERA
0226	221301	JUAN MANUEL LOPEZ ROMAN	10,000	0 LORJ-400208-HW8	IGLESIA	CUAJIMALPA DE M	DISTRITO FEDERA
0226	707890	MARIA ELIZA VALENZUELA CADENA	13,000	0 VACE-680417	CORREGIDORA	ALVARO OBREGON	DISTRITO FEDERA
0226	720667	MARIA JOSE GARCIA GOMEZ DE FONSECA	15,000	0 SIN R.F.C.	NUEVA YORK	M. CONTRERAS	D.F.
0309	293231	ERNESTO SANTOS ZAMBRANO	30,000	0 SAZE-380208-T14	JULIO VERNE	BENITO JUAREZ	DISTRITO FEDERA
0328	136937	GUSTAVO ARIZA RIVERO	1,054	0 AIRG-510626 EEA	GUTIERREZ ZAMORA	MIGUEL HIDALGO	DISTRITO FEDERA
0332	217648	BANCRECER S.A. POR CUENTA DE FIDEICOMISO 890		0 BSX-930209-DR9	PASEO DE LA REFORMA	ALVARO OBREGON	DISTRITO FEDERA
0332	716747	DIETER HOLTZ WEDDE		0 HOWD 690317 5G5	BATALLON DE SAN PATRICIO	CUAUHTEMOC	DISTRITO FEDERA
0365	706831	MARIANELA MOGOLLON ABAD	4,067	0 MOAM-490523-584	AV. DE LAS FUENTES	GARZA GARCIA	NUEVO LEON
0383	226622	JOSE FRANCISCO JIMENEZ ORTIZ	4,067	0 JIOF-600615-SD6	PETALO	NAUCALPAN	EDO. DE MEXICO
0383	705373	RAFAEL ANGEL GARCIA GRANADOS	15,250	0 GAGR 520720 NSA	PARQUE DE MURCIA	MEXICO	D.F.
0383	706258	XAVIER PALACIOS MACEDO LLACA	101,667	0 PALJ 290705 8S9	PRESIDENTE MASARIK	MEXICO	D.F.
0383	706660	JOHN WILLIAM FREUDENTHALER MILLER	12,083	0 FEMJ-680429	PASEO DE LAS LOMAS ALTAS	MEXICO	D.F.
0425	211499	EMILIO VEGA LOPEZ DE LLERGO	2,129	0 VELE 340911 ER2	CIRCUITOS DRAMATURGOS	MIGUEL HIDALGO	D.F.
0489	224522	JOSE MANUEL GONZALEZ DIAZ	1,000	0 GODM650316 GLG	AV. LOMAS VERDES	NAUCALPAN	MEXICO
0514	504502	SARA GLAFIRA QUINTERO DE DAVILA	33,670	0	BELGICA	NAUCALPAN	EDO. DE MEXICO
0525	522475	ROBERTO VAZQUEZ CARDENAS	100	0 SIN R.F.C.	AGUSTIN DE LA ROSA	GUADALAJARA	JALISCO
0726	135541	ARTURO JERONIMO BENAVIDES CANTU	10,000	0 BECA-341011-EJ6	RIO VOLGA	GUADALAJARA	JALISCO
0726	144782	ALICIA LOBEIRA PEREZ	2,000	0 NO TIENE	BOSQUES DEL ISTMO	SAN PEDRO, GARZ	NUEVO LEON
0726	144832	PATRICIO ORLANDO FERRARA DE LA MAZA	4,067	0 FEMP-360228-EW9	GENARO GARZA GARCIA	SAN PEDRO GARZA	NUEVO LEON
0726	256051	ROSA ELIA BARRERA VILLARREAL DE GUZMAN	6,000	0 BAVR-310328-N16	PRIVADA CRISTAL	GARCIA	NUEVO LEON
0727	105962	ENRIQUE ALEJANDRO ZEPEDA BUSTOS	5,000	0 ZEBE-490828-AN6	CERRADA 4	SAN PEDRO GARZA	N.L.
0727	188495	GRUMA S.A. DE C.V.	1002,666	0 GRU-810902-IE3	RIO DE LA PLATA OTE.	SAN PEDRO GARZA	NUEVO LEON
0727	270743	FERNANDO GRACIA SEPULVEDA	83	0 SIN RFC	RIO VISTULA	GARZA GARCIA	N.L.
0727	273419	JAVIER VELEZ BAUTISTA	56	0 VEBJ 560928 AN6	PRISCA	GARZA GARCIA	NUEVO LEON
0727	404441	INMOBILIARIA VALLE DE COLORINES, S.A. DE C.V	60,000	0 IVC-910723-MC7	AVE. FRANCISCO I. MADERO	GARZA GARCIA	NUEVO LEON
0730	259394	BERTHA GONZALEZ MORENO	3000,849 = 3'000 849	0 GOMB-531108-854	CIMARRON	MONTERREY	NUEVO LEON
0730	260507	BERTHA GONZALEZ MORENO	4,000	0 GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0730	260514	BERTHA GONZALEZ MORENO	2,000	0 GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0730	260521	BERTHA GONZALEZ MORENO	4,000	0 GOMB-531108-854	CIMARRON	SAN PEDRO GARZA	NUEVO LEON
0735	260119	JAIME MARCELO BENAVIDES VILLARREAL	4,427	0 SIN REGISTRO	AVE. PARAISO	SAN PEDRO GARZA	NUEVO LEON
0743	104315	ELOY CAVAZOS RAMIREZ	15,250	0 CARE-490825-4M2	CALLE MONTERREY	GARZA GARCIA	NUEVO LEON
0757	188310	RUBEN SAENZ SALDAÑA	20,000	0 SASR-470316-BLA	MONTES CELESTES	GUADALUPE	NUEVO LEON
0757	190293	TANIA ASSAD CAVAZOS	3,000	0 NO TIENE	SANTANDER	SAN PEDRO GARZA	NUEVO LEON
0757	259818	LETICIA MARIA GONZALEZ MONETA	13,000	0 SIN RFC	CEDROS	SAN PEDRO GARZA	NUEVO LEON
0757	269164	FERNANDO DE LA GARZA GONZALEZ	167	0 GAGF-650106-K33	VIA AUGUSTA	GARZA GARCIA	NUEVO LEON
0757	276059	TANIA ASSAD CAVAZOS		0 SIN RFC	SANTANDER PTE.	GARZA GARCIA	NUEVO LEON
0757	403325	HERNAN GONZALEZ MONETA	4,000	0 GOMH7811036MA	CEDROS	GARZA GARCIA	NUEVO LEON
0760	263695	ROBERTO DE LA GARZA TAMEZ	20,000	0 GATR 530220 668	ALFONSO REYES	SAN PEDRO GARZA	NUEVO LEON
0768	271400	EUGENIO FERNANDO SADA HERNANDEZ	2,033	0 SAHE 621003 396	PUERTO DEL AIRE	GARZA GARCIA	NUEVO LEON
0775	248775	LAURO MARTINEZ GARCIA	277	0 MAGL-271108-R9A	RIO DANUBIO	GARZA GARCIA	NUEVO LEON
0775	279404	JOSE LUIS BARRAGAN VILLARREAL	222	0 SIN RFC	RIO VOLGA	SAN PEDRO GARZA	NUEVO LEON
0780	263510	MARIANA PAULA RICHARDSON DE MAFFEI	3,000	0 SIN RFC	AGUARIBAY	GARZA GARCIA	NUEVO LEON
0782	402629	ALEJANDRO TREVIÑO SALINAS	4,800	0 TSA-580729-I20	JERONIMO SILLER	ROSARIO	SANTA FE
1300	235768	SILVIA MONICA CORDOVA DIAZ	1,000	0 SIN RFC	NUEVA YORK	SAN PEDRO GARZA	NUEVO LEON
1300	247189	ASTRID MATAR SLIM	1,000	0 MASA370330	UXMAL	BENITO JUAREZ	DISTRITO FEDERA
1300	247470	JOSE NOEL EFRAIN MUÑOZ PADILLA	1,000	0	JESUS MARIA	BENITO JUAREZ	DISTRITO FEDERA
1300	300439	MARIA ISABEL MARTINEZ CABAÑAS	1,000	0	FLORENCIA	CUAUHTEMOC	DISTRITO FEDERA

351

VA00015.LST

VECTOR CASA DE BOLSA, S.A. DE C.V.

CONSULTA DE POSICION POR EMISORA: GRUMA - B - 0

FECHA : 25/4/2002
HORA : 3:00:36 PM
Pagina : 2

Prom.	Cuenta	Nombre del cliente	Titulos	R.F.C.	Direccion	Ciudad	Estado
1300	305272	BERTHA PASQUEL CASANUEVA	1,000	0	PLINIO	MIGUEL HIDALGO	DISTRITO FEDERA
1300	306351	YERETZADE ALEJANDRA MARQUEZ DEL RIO	1,000	0 SIN RFC	SCHILLER	MIGUEL HIDALGO	DISTRITO FEDERA
1806	814481	EDUARDO CESAR VALES DE LA FUENTE	10,000	0 NO TIENE	30 B NORTE	MERIDA	YUCATAN
1806	814515	MARGARITA DE LA FUENTE OLIVER	10,000	0 SIN RFC	30 B NORTE	MERIDA	YUCATAN
		Total Titulos:		0			

4717101

352

gruma

TARJETA DE ENTRADA Nº 8

LA PRESENTE DA DERECHO A ELIZABETH BARRERA AGUILAR Y/O CARLOS PEREZALONSO EGUIA Y/O RAMON CAMPOS HERNANDEZ Y/O RODRIGO GABRIEL JIMENEZ SANTOS Y/O JOSE ANGEL MONTAÑO GUTIERREZ Y/O CARLOS A. SAMANO CABALLERO, APODERADOS-DE CASA DE BOLSA BBVA-BANCOMER, S.A. DE C.V. GRUPO FINANCIERO BBVA BANCO-MER.--
QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V. GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS.------------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 133,712 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒
CARTA PODER ☒

Casa de Bolsa BBVA Bancomer

ABRIL 26, 2002.

GRUMA, S.A. DE C.V.

P r e s e n t e.

Otorgo poder tan amplío como en derecho se requiera al Lic. ***Carlos A. Samano Caballero y/o José Angel Montaño y/o Rodrigo G. Jiménez y/o Elizabeth Barrera Aguilar y/o Carlos M. Pérezalonso y/o Ramón Campos***, para que en representación de **Casa de Bolsa BBVA-Bancomer, S.A. de C.V., Grupo Financiero BBVA-Bancomer**, ejerciten los derechos correspondientes a las acciones que se mencionan en la Asamblea General Ordinaria y Extraordinaria de **Gruma, S.A. de C.V.**, convocada para celebrarse el día 30 de Abril del 2002, en esta ciudad, la que se desahogará de conformidad con la Orden del Día correspondiente, llevando la representación y voto de **–141,712-** acciones Serie "_B_" de que somos propietarios o administradores.

Al efecto, los instruyo para que el ejercicio de este poder se realice en la forma y términos que estime convenientes.

OTORGO EL PODER

Lic. Roberto Morales Herrera.

TESTIGO

Blanca Zepeda Reyes.

TESTIGO

Ma. Teresa Martínez Martínez.

Casa de Bolsa BBVA Bancomer, S.A. de C.V. Grupo Financiero BBVA Bancomer.
MONTES URALES No. 620 LOMAS DE CHAPULTEPEC, 11000 MEXICO, D.F. TEL.: (52)5201-2000 AUT. C.N.V. 20-4 C.N.B.S. 23

10100018

VOBA74E

CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.

RELACION DE ACCIONISTAS PARA ASISTENCIA DE ASAMBLEA

HOJA : 1
FECHA: 24/ABR/2002
HORA : 19:59:48

EMISORA : GRUMA SERIE : B CUPON : 000

PROM	CUENTA	NOMBRE / DOMICILIO / POBLACION / C.P.	RFC	NACIONALIDAD	TITULOS
130	5000-5	FOBUR,S.A.DE C.V. SOCIEDADES DE INVERSION MONTES URALES 424 LOMAS DE CHAPULTEPEC MEXICO DF 11000	FOB8004164G6	MEXICANA	100
315	35509-9	JESUS-FRANCISCO GARZA REYNA ALVARO OBREGON 120 COL. VALLE DEL CHIPINQUE GARZA GARCIA N.L. 66250	GARJ421005	MEXICANA	4,134
315	37516-2	MONICA MARTINEZ DE RICHARDSON MONTE BLANCO NUM 150 VILLA MONTA A GARZA GARCIA NUEVO LEON 66235	MAHM620831	MEXICANA	40,000
78	50057-9	ZONIA GARZA T GONZALEZ LAGO DE JACALES 3012 LOMAS DEL SANTUARIO CHIHUAHUA CHIHUAHUA 31280	GATZ390330	MEXICANA	40,000
69	213494-8	FRANCISCO MLAWER WYSZYNSKI FRAY J DE ZUMARRAGA 14 CTO MISIONEROS,CD SATELIT NAUCALPAN MEXICO 53100	MAWF330717LS0	MEXICANA	25,000
384	230527-4	ARMANDO ESPONDA RODRIGUEZ AV.GLEZ. BOCANEGRA 13304 TOMAS AQUINO TIJUANA BAJA CALIFORNIA 22370	EORA410406	MEXICANA	40
130	498457-1	FDO. DEL MERCADO PARA LA MEDIANA EMPRESA BANCOMER GFBV HAMBURGO 190 JUAREZ MEXICO D.F. 06600	FMM980422M26	MEXICANA	15,000
140	498692-3	GRUMA, S.A. DE C.V. CALZ. DEL VALLE 407 OTE. DEL VALLE GARZA GARCIA N.L. 66220	GRU810902IE3	MEXICANA	8,000
205	511812-0	SILVIA SANCHEZ ESPINOZA CULIACAN 123-707 HIPODROMO CONDESA MEXICO DF 06170	SAES660730	MEXICANA	8,269
268	514266-6	MARIA DEL PILAR ELIZALDE ECHENIQUE BLAS PASCAL NO. 110-702 POLANCO MEXICO D.F. 11550	EIEP520810	MEXICANA	1,033
215	514749-1	ROCIO SARMIENTO LOPEZ CERRADA HIDALGO 26 FRAC.RANCHO SAN FRANCISCO MEXICO DF 01800	SALR570309	MEXICANA	35
425	524727-5	MARIA ALBINA BENAVIDES VALDES CERRADA PRESA ESCOLTA 24 SAN JERONIMO LIDICE MEXICO D.F. 10200	BEVA330821UN8	MEXICANA	101

NUM.DE CUENTAS : 12 TOT.TITULOS DE LA CASA : 0 TOTAL DE TITULOS : 141,712
NUM.PRS.MORALES : 3 TOT.TITULOS DE CLIENTES : 141,712 TITS.PRS.MORALES : 23,100
NUM.PRS.FISICAS : 9 TITS.PRS.FISICAS : 118,612

355

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 100 ACCIONES POR CUENTA DE [illegible] AL DIA 22 DE ABRIL DE 2002 ; --
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER
PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS [illegible]
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S. D. INDEVAL, S. A. DE C. V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 126,612 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 :--
GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE --
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

357

S.D. INDEVAL S.A. de C.V.

GRUMA

S.D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 15,000 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 ---------------------------------------
GRUMA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE ---------------------------------------
CASA DE BOLSA BBVA BANCOMER S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO [illegible] DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MENDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

gruma

TARJETA DE ENTRADA Nº 9

LA PRESENTE DA DERECHO A ALTAGRACIA GUTIERREZ GARCIA Y/O HUMBERTO REAL VAZQUEZ Y/O ISMAEL GUTIERREZ MEDINA (SIGUE AL REVERSO) --------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE CITIBANK MEXICO, S.A. ------------------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☒
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 101,117,027 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☒
CARTA PODER ☒

Banco Nacional de México

México, D.F., 26 de Abril del 2002.

GRUMA, S.A. DE C.V.
PRESENTE

Muy Señores Nuestros:

Por medio de la presente hacemos constar que mantenemos en depósito a través de custodia con el S.D. Indeval, S.A. de C.V., CIENTO UN MILLONES CIENTO DIECISIETE MIL VEINTISIETE (**101,117,027**) Acciones Serie "**B**" nominativas de **GRUMA, S.A. DE C.V.**, las cuales a petición de nuestros clientes, serán representadas en **Asamblea General Ordinaria y Extraordinaria** que tendrá lugar el día 30 de Abril del año 2002, a las 17:00 horas, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col. Cuauhtémoc, de la ciudad de México, D.F.

El presente certificado se extiende únicamente para los fines de dichas Asambleas.

Asimismo, nos permitimos informar a ustedes que la siguientes personas: Altagracia Gutiérrez García y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velázquez López y/o Alfonso Ramos Sandoval y/o Ana Maria Mireles Torres y/o Ana Paula Suárez Covian y/o Ángel Hernández Salazar y/o Antonio Guadarrama Rodríguez y/o Cecilia Del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Nollet y/o Fernanda Palomar Nualart y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquía y/o Tarik Ramírez Fuentes y/o Juan Manuel Márquez González podrán actuar como representantes de las acciones citadas por cuenta de sus tenedores.

ATENTAMENTE

LIC. ROBERTO GONZALEZ BARRERA
APODERADO LEGAL

TESTIGOS:

BRITT SKERIANZ

ALEJANDRO GARZA

International Custody

Act. Roberto Medellín No. 800
Torre Norte 3er. Piso
Col. Santa Fe, C.P. 01210, México, D.F.

Sk #	Cu Name	Position
001005	CITIBANK NEW YORK - ADR DEPT.	2,400
212897	CIBC WORLD MARKETS CORP	8,060
212916	SMITH BARNEY INC	13
212943	UBS PAINE WEBBER INC	44,014
213000	CITIBANK LUXEMBOURG	1,361
213518	BEAR STEARNS AND CO. INC.	4,533,051
213525	STATE STREET BANK AND TRUST CO.	1
214005	PERSHING DIVISION OF DONALDSON	63,031
214012	CITIBANK LONDON	2
214098	DEAN WITTER REYNOLDS INC.	4
214120	MERRILL LYNCH PIERCE FENNER SMITH	134,910
214230	JP MORGAN WHITEFRIARS, INC.	4,500,700
215167	JP MORGAN GT CORP	4,000,000
215192	UBS AG LONDON	13,900,000
215731	CITIBANK DUBLIN GENERAL DEPOT	1
215970	U.S. CLEARING CORP.	8
216129	CITIBANK NEW YORK - ADR DEPT.	72,808,139
216140	BEAR STEARNS AND CO. INC.	108,325
216177	STATE STREET BANK AND TRUST CO.	1
216680	BROWN BROTHERS HARRIMAN AND CO.	135,800
217884	CITIBANK LONDON	-
218758	LEHMAN BROTHERS INC	105,462
218897	BNY CLEARING SERVICES LLC	18,000
219327	CBNY GLOBAL CUSTODY-SECORE BR910	90,406
219328	CBNY GLOBAL CUSTODY-SECORE BR910	138,000
219329	CBNY GLOBAL CUSTODY-SECORE BR910	517,950
720037	THE BONY AS CUST OR TR F T BONY LO	11
723161	HSBC PLC BK LO RE CLTS NON TREATY	6,326
729708	THE BONY AS CUST OR TR F T BONY LO	1
730289	THE BONY AS CUST OR TR F T BONY LO	3
740541	ARNHOLD/AND/S BLEICHROEDER INC MA	5
740554	ARNHOLD/AND/S BLEICHROEDER INC MA	1,033
745576	CREDIT SUISSE FIRST BOSTON	2
745944	THE NORTHERN TRUST CPY AVFC TREATY	7
	GRUMAB Total	**101,117,027**

S.D. INDEVAL S.A. de C.V.

GRUMA

S.D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 28,168,183 ACCIONES POR CUENTA DE TERCEROS AL DIA 22 DE ABRIL DE 2002 : -- GRUMA, S. A. DE C. V.

SERIE B NOMINATIVAS, EN FAVOR DE -- CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO 78 DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR ASI LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- E X T R A O R D I N A R I A ---- QUE SE CELEBRARA EL DIA 30 DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S.D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE CONSTANCIA DE TENENCIA DE 72,[illegible] ACCIONES POR CUENTA DE [illegible] AL DIA 22 DE ABRIL DE 2002 --
GRUMA, S.A. DE C.V.

SERIE B NOMINATIVAS, A FAVOR DE --
CITIBANK MEXICO, S.A., GRUPO FINANCIERO CITIBANK

PARA LOS EFECTOS ESTABLECIDOS EN EL ARTICULO [illegible] DE LA LEY DEL MERCADO DE VALORES Y ACREDITAR [illegible] LA ASISTENCIA DE ACCIONISTAS A LA ASAMBLEA ---- EXTRAORDINARIA ---- QUE SE CELEBRARA EL DIA [illegible] DE ABRIL DE 2002

LA PRESENTE CONSTANCIA SE COMPLEMENTARA CON LOS LISTADOS DE LOS TITULARES QUE AL EFECTO FORMULE EL DEPOSITANTE

C.P. JESUS MONDRAGON OSORIO
SUBDIRECTOR DE CUSTODIA Y ADMINISTRACION

S.D. INDEVAL S.A. de C.V.

GRUMA

S.D. INDEVAL, S.A. DE C.V., EXPIDE LA PRESENTE [illegible] DE TENENCIA DE 105,525 ACCIONES POR CUENTA DE [illegible] A DIA 22 DE ABRIL DE 2002 [illegible] GRUMA, S.A. DE C.V.

SERIE B NOMINATIVAS, EN FAVOR DE -- CITIBANK MEXICO, S.A., GRUPO FINANCIERO [illegible]

[illegible] LOS EFECTOS ESTABLECIDOS EN EL ARTICULO [illegible] LEY DEL MERCADO DE VALORES Y ACREDITAR [illegible] ASAMBLEA ---- EXTRAORDINARIA ---- [illegible] 30 DE ABRIL DE [illegible]

LA PRESENTE CONSTANCIA SE [illegible] DE LOS [illegible] QUE AL EFECTO FORMULE EL [illegible]

C.P. [illegible]
SUBDIRECTOR [illegible]

364

México, D.F., 30 de Abril del 2002

GRUMA S.A DE C.V.
PRESENTE

Muy Señores Nuestros

En relación a las 101,117,027 acciones serie **" B" de GRUMA S.A. DE C.V.** las cuales a petición de nuestros clientes, serán representadas en Asamblea General Anual Ordinaria y Extraordinaria de accionistas, que tendrá verificativo el dia 30 de Abril del 2002. a las 17:00, en Reforma No 359, 3er piso, Col Cuauhtemoc, Mexico, Distrito Federal.

ASAMBLEA GENERAL ORDINARIA	
PUNTO 1	
VOTAMOS A FAVOR	**310,147** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,806,880** Acciones
ASAMBLEA GENERAL ORDINARIA	
PUNTO 2	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones
ASAMBLEA GENERAL ORDINARIA	
PUNTO 3	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones
ASAMBLEA GENERAL ORDINARIA	
PUNTO 4	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones
ASAMBLEA GENERAL ORDINARIA	
PUNTO 5	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones
ASAMBLEA GENERAL ORDINARIA	
PUNTO 6	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones

ASAMBLEA GENERAL ORDINARIA	
PUNTO 7	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones

ASAMBLEA GENERAL EXTRAORDINARIA	
PUNTO 1	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones

ASAMBLEA GENERAL EXTRAORDINARIA	
PUNTO 2	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones

ASAMBLEA GENERAL EXTRAORDINARIA	
PUNTO 3	
VOTAMOS A FAVOR	**135,803** Acciones
VOTAMOS EN CONTRA	**0** Acciones
NOS ABSTENEMOS DE VOTAR	**100,981,224** Acciones

El presente certificado se extiende únicamente para los fines de dichas Asambleas.

Asi mismo nos permitimos informar a ustedes que las siguientes personas podrán actuar como representantes de las citadas Acciones por cuenta de sus tenedores.

Altagracia Gutierrez Garcia	Humberto Real Vazquez	Ismael Gutierrez Medina
Juan Merlos Estrada	Ricardo Velazquez Lopez	Alfonso Ramos Sandoval
Ana Maria Mirales Torres	Ana Paula Suarez Covian	Angel Hernandez Salazar
Antonio Guadarrama Rodriguez	Cecilia del Castillo	Claudia Medina Ruiz
Eduardo Estrada Lopez	Ernesto Rosales Carvajal	Stephaan Petters Nollet
Fernanda Palomar Nualrat	Luis Felipe Vallarino Medina	Manuel Zapata Ramirez
Omar Saavedra Sanchez	Omar Yadid Taboada	Rafael Pablo Urquia
Juan Manuel Marquez Gonzalez		Tarik Ramirez Fuentes

gruma

TARJETA DE ENTRADA Nº 10

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. (DIVISION FIDUCIARIA).

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 5,923,567 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☒

Banamex citigroup

CARTA PODER

Por la presente se confiere poder a favor de los Licenciados Salvador Vargas Guajardo y/o Rogelio Sánchez García para que acudan, en nuestra representación, a la Asambleas General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., que se celebrará el próximo 30 de abril del 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col Cuahtémoc, de la ciudad de México, D.F.

A efecto de que las señaladas personas voten las 5,923,567 (CINCO MILLONES NOVECIENTOS VEINTITRES MIL QUINIENTOS SESENTA Y SIETE) acciones ordinarias Serie B nominativas del capital social de Gruma, S.A. de C.V. de las cuales Banco Nacional de México, S.A. División Fiduciaria es titular.

México, Distrito Federal a 29 de abril del 2002.

Banco Nacional de México, S.A.
División Fiduciaria

Testigo
Oscar González Peñaloza

Testigo
Maria Luisa Mancera Villela

gruma

TARJETA DE ENTRADA Nº 11

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. (DIVISION FIDUCIARIA).

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 54,592,357 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐

CARTA PODER ☒

Banamex citigroup

CARTA PODER

Por la presente se confiere poder a favor de los Licenciados Salvador Vargas Guajardo y/o Rogelio Sánchez García para que acudan, en nuestra representación, a la Asambleas General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., que se celebrará el próximo 30 de abril del 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col Cuahtémoc, de la ciudad de México, D.F.

A efecto de que las señaladas personas voten las 54,592,357 (CINCUENTA Y CUATRO MILLONES QUINIENTOS NOVENTA Y DOS MIL TRESCIENTOS CINCUENTA Y SIETE) acciones ordinarias Serie B nominativas del capital social de Gruma, S.A. de C.V., de las cuales Banco Nacional de México, S.A. División Fiduciaria es titular.

México, Distrito Federal a 29 de abril del 2002.

Banco Nacional de México, S.A.
División Fiduciaria

Testigo
Omar González Peñaloza

Testigo
María Luisa Mancera Villela

gruma

TARJETA DE ENTRADA Nº 12

LA PRESENTE DA DERECHO A LICS. SALVADOR VARGAS GUAJARDO Y/O ROGELIO SANCHEZ GARCIA, APODERADOS DE BANCO NACIONAL DE MEXICO, S.A.

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE BANCO NACIONAL DE MEXICO, S.A. (DIVISION FIDUCIARIA).

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 44,849,662 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☒

Banamex citigroup

Por la presente se confiere poder a favor de los Licenciados Salvador Vargas Guajardo y/o Rogelio Sánchez García para que acudan, en nuestra representación, a la Asambleas General Ordinaria y Extraordinaria de Accionistas de Gruma, S.A. de C.V., que se celebrará el próximo 30 de abril del 2002, a las 17:00 y 18:00 horas, respectivamente, en el Auditorio localizado en el tercer piso del Edificio ubicado en Reforma No. 359, Col Cuahtémoc, de la ciudad de México, D.F.

A efecto de que las señaladas personas voten las 44,849,662 (CUARENTA Y CUATRO MILLONES OCHOCIENTOS CUARENTA Y NUEVE MIL SEISCIENTOS SESENTA Y DOS) acciones ordinarias Serie B nominativas del capital social de Gruma, S.A. de C.V. de las cuales Banco Nacional de México, S.A. División Fiduciaria es titular, estando depositadas en el Indeval, S.A. de C.V.

México, Distrito Federal a 29 de abril del 2002.

Banco Nacional de México, S.A.
División Fiduciaria

Testigo
Omar González Peñaloza

Testigo
Maria Luisa Mancera Villela

Indeval 5

gruma

TARJETA DE ENTRADA Nº 13

LA PRESENTE DA DERECHO A LIC. SALVADOR VARGAS GUAJARDO Y/O DR. EDUARDO LIVAS CANTU., APODERADOS DE ADM-BIOPRODUCTOS,S.A.DE C.V.-------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE ADM-BIOPRODUCTOS, S.A. DE C.V.------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

- CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐
- CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 2,630,716 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐
CARTA PODER ☐

GRUMA S. A. DE C. V.
PROXY

The undersigned, on behalf of ADM BIOPRODUCTS S.A. de C.V., a Mexican Corporation ("Bio-Products"), hereby appoints Eduardo Livas Cantú and/or Salvador Vargas Guajardo as proxies, in order that either one of them represent and vote all of the shares of Gruma, S.A. de C.V. ("Gruma") held by Bio-Products, at the General Ordinary and Extraordinary Shareholders' Meetings of Gruma to be held on April 30, 2002, pursuant to that certain Notice of Shareholders' Meetings dated on April 12, 2002, in accordance with the followings:

AGENDA
GENERAL ORDINARY MEETING

I. Discussion and, as the case may be, approval or amendment of the Board of Directors' report referred to in Article 172 of the "Ley General de Sociedades Mercantiles" (Mexican Corporate Law), for the fiscal year commencing on January 1 and ending December 31, 2001, regarding the operations of GRUMA, S.A. DE C.V. and the corporations where it owns the majority of the capital stock and where its investment exceeds 20% of its equity, taking into account the Statutory Auditor's report.

II. Drafting and approval, if applicable, of the application of results for the period referred in the first matter of this Agenda.

III. Proposal for determining the maximum amount of capital stock to be used for the repurchase of shares of the Company.

IV. Election of the members of the Board of Directors and the Statutory Auditor and their respective alternates and determination of their fees.

V. Designation of the members of the Audit Committee and determination of their fees.

VI. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

VII. Drafting, reading and approval of the Minutes.

AGENDA
GENERAL EXTRAORDINARY MEETING

I. Proposal and subsequent approval, if applicable, of the amendment of articles 6, 9, 10, 11, 12, 14, 15, 16, 18, 20, 23, 26, and 31 of the Company's Bylaws, in order to adequate them to what is established by the "Ley del Mercado de Valores" (Mexican Securities Law), as well as by the general regulations issued by the National Banking and Securities Commission.

II. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

III. Drafting, reading and approval, if applicable, of the Minutes.

INSTRUCTIONS: We hereby instruct our proxies to represent and vote Bio-Products' shares, in each one of the above referred shareholders' meetings, as they deem appropriate.

ADM BIO-PRODUCTOS S.A. DE C.V.

By: D.J. Schmalz
Name / Title: D.J. SCHMALZ
PRESIDENT

Witnesses:

[signature]

[signature] Magnussen

gruma

TARJETA DE ENTRADA Nº 14

LA PRESENTE DA DERECHO A LIC. SALVADOR VARGAS GUAJARDO Y/O EDUARDO LIVAS CANTU, APODERADOS DE ARCHER-DANIELS MIDLAND COMPANY.-------------------

QUIEN REPRESENTA LAS ACCIONES DESCRITAS POSTERIORMENTE, EMITIDAS POR **GRUMA, S.A. DE C.V.** A NOMBRE DE ARCHER-DANIELD MIDLAND COMPANY.----------------

PARA ASISTIR A LAS ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS QUE DEBERÁN TENER VERIFICATIVO A LAS 17:00 Y 18:00 HORAS DEL DÍA 30 DE ABRIL DEL 2002, EN EL AUDITORIO LOCALIZADO EN EL TERCER PISO DEL EDIFICIO UBICADO EN PASEO DE LA REFORMA Nº 359, COL. CUAUHTEMOC DE ESTA CIUDAD, QUIEN ACREDITA SU DERECHO MEDIANTE :

CONSTANCIA DE DEPÓSITO EXPEDIDA POR EL S.D. INDEVAL, S.A. DE C.V. ☐

CONSTANCIA DE DEPÓSITO DE ACCIONES EN LA SOCIEDAD ☐

REPRESENTANDO UN TOTAL DE 103,704,353 ACCIONES, SERIE "B" - CLASE I

MÉXICO, D.F., A 25 DE ABRIL DEL 2002

GRUMA, S.A. DE C.V.

SECRETARÍA DEL CONSEJO DE ADMINISTRACIÓN

ANEXOS:-

CONSTANCIA INDEVAL ☐

CARTA PODER ☐

GRUMA S. A. DE C.V.
PROXY

The undersigned, on behalf of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware Corporation ("ADM"), hereby appoints Eduardo Livas Cantú and/or Salvador Vargas Guajardo as proxies, in order that either one of them represent and vote all of the shares of Gruma, S.A. de C.V. ("Gruma") held by ADM, at the General Ordinary and Extraordinary Shareholders' Meetings of Gruma to be held on April 30, 2002, pursuant to that certain Notice of Shareholders' Meetings dated on April 12, 2002, in accordance with the followings:

AGENDA
GENERAL ORDINARY MEETING

I. Discussion and, as the case may be, approval or amendment of the Board of Directors' report referred to in Article 172 of the "Ley General de Sociedades Mercantiles" (Mexican Corporate Law), for the fiscal year commencing on January 1 and ending December 31, 2001, regarding the operations of GRUMA, S.A. DE C.V. and the corporations where it owns the majority of the capital stock and where its investment exceeds 20% of its equity, taking into account the Statutory Auditor's report.

II. Drafting and approval, if applicable, of the application of results for the period referred in the first matter of this Agenda.

III. Proposal for determining the maximum amount of capital stock to be used for the repurchase of shares of the Company.

IV. Election of the members of the Board of Directors and the Statutory Auditor and their respective alternates and determination of their fees.

V. Designation of the members of the Audit Committee and determination of their fees.

VI. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

VII. Drafting, reading and approval of the Minutes.

AGENDA
GENERAL EXTRAORDINARY MEETING

I. Proposal and subsequent approval, if applicable, of the amendment of articles 6, 9, 10, 11, 12, 14, 15, 16, 18, 20, 23, 26, and 31 of the Company's Bylaws, in order to adequate them to what is established by the "Ley del Mercado de Valores" (Mexican Securities Law), as well as by the general regulations issued by the National Banking and Securities Commission.

II. Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

III. Drafting, reading and approval of the Minutes.

INSTRUCTIONS: We hereby instruct our proxies to represent and vote ADM's shares, in each one of the above referred shareholders' meetings, as they deem appropriate.

ARCHER-DANIELS-MIDLAND COMPANY

By: [signature]

Name / Title: CHAIRMAN AND CHIEF EXECUTIVE
G. ALLEN ANDREAS

377

Witnesses:

[signature]

Loli Magnussen

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date: May 20, 2002

By:____________________
Raúl Cavazos Morales
Chief Financial Officer